As filed with the Securities and Exchange Commission on November 6, 2009

Registration No. 333-162161

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Newegg Inc.

(Exact name of registrant as specified in its charter)

Delaware	5734	20-3225548
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

16839 East Gale Avenue

City of Industry, CA 91745

(626) 271-9700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lee C. Cheng, Esq.

General Counsel and Secretary

16839 East Gale Avenue

City of Industry, California 91745

(626) 271-9700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Julian T. H. Kleindorfer, Esq. Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071 (213) 485-1234	Alan F. Denenberg, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and neither we nor the selling stockholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 6, 2009

Preliminary Prospectus

             shares

Class A Common Stock

This is an initial public offering of shares of Class A Common Stock of Newegg Inc. Prior to this offering, there has been no public market for our Class A Common Stock. Newegg is selling              shares and the selling stockholders identified in this prospectus are selling an additional              shares of Class A Common Stock. The selling stockholders include our principal stockholder, Fred Chang. We will not receive any proceeds from the sale of shares of Class A Common Stock by any of the selling stockholders. The estimated initial public offering price of the Class A Common Stock is expected to be between $              and $              per share.

We intend to apply for listing of our Class A Common Stock on the New York Stock Exchange under the symbol “EGGZ.”

Investing in our Class A Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 10.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Newegg, before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

To the extent the underwriters sell more than              shares of Class A Common Stock, we and certain selling stockholders have granted the underwriters an over-allotment option for a period of 30 days to purchase up to              additional shares of Class A Common Stock at the initial public offering price, less underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A Common Stock to purchasers on                     .

J.P. Morgan	BofA Merrill Lynch	Citi

William Blair & Company		Cowen and Company

ThinkEquity LLC	Needham & Company, LLC	Raymond James

                    , 2009

[Inside Front Cover]

[To Come]

You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, our Class A Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A Common Stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our Class A Common Stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

As used in this prospectus, references to an active customer refer to a U.S. customer who has purchased from us anytime in the last twelve months and references to a registered user refer to a person who has created an account with us on our primary U.S. website, www.newegg.com.

i

PROSPECTUS SUMMARY

The following summary highlights significant information contained elsewhere in this prospectus. Because this is a summary, it may not contain all the information that may be important to you before investing in our Class A Common Stock. You should read the entire prospectus carefully, including the “Risk Factors” beginning on page 10 and the consolidated financial statements and related notes beginning on page F-1 before making an investment decision. Unless the context requires otherwise, the words “Newegg,” “we,” the “Company,” “us,” and “our” refer to Newegg Inc. and its subsidiaries, and the words “our website” and the “Company’s website” refer to our primary U.S. website, www.newegg.com. Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their over-allotment option.

Newegg Overview

We are a leading e-commerce company focused on selling information technology, or IT, products, including computer hardware, software and peripherals, and consumer electronics, or CE, products to consumers and increasingly to small and medium-sized businesses, predominantly through our U.S. website, www.newegg.com. According to the 2009 Internet Retailer’s Top 500 Guide, we are the second largest online-only retailer in the United States as measured by our 2008 net sales of $2.1 billion. Since launching our e-commerce platform in 2001, a majority of our net sales and net income have been generated by selling IT products in the United States. We are leveraging our platform, customer base and brand to expand from IT into CE product sales, and to grow our e-commerce business outside of the United States in China and Canada.

We believe our success is driven by consistently executing on three core competencies, which we call our “Three Pillars”: delivering a compelling online shopping experience, fulfilling customer orders in a reliable and timely manner and providing superior customer service.

We have built a strong brand and a loyal customer base consisting primarily of IT professionals, gamers, do-it-yourself technology enthusiasts, early technology adopters and CE enthusiasts. In 2008, we attracted 70.7% of the unique daily visitors to our U.S. website without incurring a referral, click-through or advertising fee, and generated 74.1% of our U.S. orders from customers who have previously purchased from us. We have also earned numerous awards for customer satisfaction from publications and organizations such as Computer Shopper, ForeSee Results and the National Retail Federation.

We have been profitable every year since launching our e-commerce platform in 2001 and have grown rapidly. We reached $982.1 million in net sales in 2004 and generated $2.1 billion in net sales in 2008, representing a compound annual growth rate of 21.1% over this period. In 2008, we generated operating income of $51.4 million. Recently, we have grown our business in China, focusing on IT products, CE products and household appliances, and we anticipate that our business in China will become an important driver of our future growth. In China, we generated net sales of $31.3 million in all of 2008 and $54.4 million in the first half of 2009.

Industry Overview

The Internet’s development into a significant global medium for communication, content and commerce has led to substantial growth in online shopping. According to the Forrester Research report, “U.S. eCommerce Forecast, 2008 to 2013,” published February 2, 2009, the U.S. e-commerce market was $141.3 billion in 2008 and is expected to grow to $229.1 billion in 2013, representing a 10.1% compound annual growth rate. In addition, Forrester predicts that online retail sales will grow from 5% of total retail sales in 2008 to 8% of total retail sales by 2013.

We believe continued growth in the IT and CE product categories will be driven broadly by technological innovation, evolving consumer and enterprise preferences and economic factors. Hardware, software and technical standards evolve quickly to keep pace with the higher levels of functionality and product performance demanded by and available to customers. Consequently, interoperability with prior product generations diminishes quickly, resulting in rapid product obsolescence. Rapid obsolescence, as well as the modular nature of IT and CE products and systems, results in frequent product upgrade cycles and growth of IT and CE product sales.

The market for IT and CE products is characterized by high online penetration rates. According to the Forrester Research report, “The State of Retailing Online 2008,” published May 7, 2008, in the United States, 45% of IT sales and 18% of CE sales in 2007 were generated online. We believe that IT and CE products are well suited for online sales because these products often require a potential customer to research, evaluate and compare a large amount of technical information, product features and consumer reviews, tasks which can be much more comprehensively and efficiently accomplished online. In addition, buying patterns are generally transitioning online as broadband adoption increases, fulfillment capabilities of online retailers become more reliable and consumers and businesses face continuing pressure to save money.

Opportunities and Challenges of Online Retailing

Online retailers have a number of advantages over brick-and-mortar retailers, including lower costs associated with operating a website versus operating physical stores with adequate display space and room for inventory. An online platform allows retailers to:

•	carry a broader product selection;

•	reach a geographically broader set of customers;

•	respond more quickly to changing consumer preferences, product prices, competitive dynamics and market conditions;

•	be more flexible in marketing to a specific set of potential customers; and

•	provide a personalized shopping experience.

A successful online retailer must acquire, convert and retain customers while developing the processes, methods and infrastructure necessary to do so efficiently and cost-effectively. This requires specific competencies in creating a compelling online shopping experience, ensuring reliable and timely product fulfillment and providing superior customer service. We believe many online retailers and brick-and-mortar retailers with retail websites have not been able to acquire these critical capabilities.

The Newegg Solution

We believe our success in online retailing is founded on our expertise in three core competencies, which we call our “Three Pillars”:

•

Providing a compelling online shopping experience. We believe that our websites provide a compelling online shopping experience because they offer a broad selection of products at competitive prices and provide easy site navigation, detailed product information and a large set of product reviews and customer testimonials. These features and offerings provide our customers with a wide variety of product choices and address the customer’s desire to touch, feel and test products before purchasing. We also offer our website visitors a wide array of content and information. For example, our core customer base of IT and CE enthusiasts provides useful user-generated content on our U.S. website, which as of June 30, 2009, included over 1,600,000 product reviews and over 30,000 customer testimonials about the Newegg shopping experience. As of June 30, 2009, we carried over 33,000 different stock keeping units, or SKUs, of computer hardware, software and components, communication devices, CE and other products on our U.S. website. We believe our product reviews, customer testimonials and breadth of product selection are not generally available at traditional retail outlets because they have limited shelf space or at many other websites because they have not developed those capabilities.

•

Fulfilling orders in a reliable and timely manner. We believe that reliable and timely fulfillment is critical to the customer shopping experience and encourages customer loyalty and repeat purchasing. To this end, we have invested in optimizing our product fulfillment capabilities to enable delivery of most U.S. orders within three business days of order shipment. In 2008, we shipped more than 97.6% of U.S. orders fulfilled directly by us within one business day of payment validation, and for more than 98.2% of the U.S. orders we received, we met or exceeded the promised delivery time to those customers, averaging approximately 2.4 business days from the date of shipment to receipt.

•

Providing superior customer service. We have built the Newegg brand on the principle of superior customer service. We train and empower our in-house customer service staff to resolve customer complaints as quickly as possible and to strive to make every customer a repeat customer. As a result, we have won a number of third-party awards and accolades. For example, Computer Shopper named Newegg the “Best Overall Place to Buy Online” in 2004, 2005, 2006, 2007 and 2008, and Internet retail rating site www.ResellerRatings.com has awarded us Platinum Plus status for customer excellence due to our overall customer satisfaction rating of 9.78 out of 10 as of August 14, 2009. Our success in pleasing our customers has also been validated in third-party surveys by Internet Retailer, ForeSee Results and Computer Shopper, which have each ranked Newegg as one of the best online retailers for customer satisfaction.

Our Strategy

Our objective is to become the leading online retailing platform, leveraging our strong market position in the IT and CE product categories. The key elements of our strategy are to:

•	retain, grow and expand our customer base;

•	expand our sales and establish a market-leading position in China;

•	continue to enhance and expand new and existing vendor relationships;

•	broaden product, category and service offerings;

•	leverage our low-cost Asian infrastructure; and

•	pursue selective acquisitions.

Risk Factors

An investment in Newegg is subject to a number of risks and uncertainties. Before investing in our securities, you should carefully consider the risks in the section entitled “Risk Factors” immediately following this prospectus summary including the following significant risks:

•	a decline in consumer demand for IT or CE products could adversely affect our operating results;

•	we have intense domestic and international competition and operate in an industry with limited barriers to entry;

•	our international operations, particularly in China, have a limited operating history, and we may not be able to manage the challenges associated with these foreign markets;

•	customer dissatisfaction with our product offerings or services could adversely affect our business; and

•	we rely on third party vendors and delivery-service providers, and if they do not perform as we expect, our business may be harmed.

Corporate Information

We were formed as a California corporation in 2000 and launched our principal operations in 2001. We were reincorporated in Delaware in 2005. Our principal executive offices are located at 16839 East Gale Avenue, City of Industry, California 91745, and our telephone number is (626) 271-9700. Our corporate and primary e-commerce website is located at www.newegg.com. Information on our website is not part of this prospectus.

Newegg.com® is a registered trademark in the United States and other countries. Our other trademarks and service marks include: Newegg®, Newegg Mall®, Once You Know, You Newegg®, EggXpert®, Shell Shocker®, ABS®, Chief Value®, Fred’s Fresh Deals®, Monstra™, Nutrend®, Ozzo™, We Make .Com Easy™, and design marks that incorporate some of these trademarks as well as other logos. Certain of these trademarks or variants of these trademarks and associated domain names have been registered in other countries and regions, including China and Canada. Unless otherwise indicated, all other trademarks and trade names appearing in this prospectus are the property of their respective owners.

Listing

We intend to apply for listing of our Class A Common Stock on the New York Stock Exchange under the symbol “EGGZ.” There is currently no market for our Class A Common Stock and we cannot assure you that any active or liquid market will develop.

The Offering

Class A Common Stock offered:

By Newegg	shares

By the selling stockholders	shares

Total	shares

Class A Common Stock to be outstanding after the offering	shares entitled to one vote per share

Class B Common Stock to be outstanding after the offering	shares entitled to ten votes per share

Total Common Stock to be outstanding after the offering	shares

Use of proceeds	We estimate the net proceeds from this offering to us will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, based on an initial public offering price of $ per share after deducting estimated offering expenses payable by us and underwriting discounts and commissions. We intend to use these net proceeds for expansion of our business and operations, repayment of certain outstanding indebtedness and for general corporate purposes, including working capital and capital expenditures. We also intend to spend approximately $25.0 million over the next twelve months to expand and fund our operations in China and Canada. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Over-allotment option	We and certain selling stockholders have granted the underwriters a 30-day option to purchase up to shares of Class A Common Stock to cover over-allotments, if any.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider carefully before investing in shares of our Class A Common Stock.

Proposed New York Stock Exchange symbol	EGGZ

The number of shares of Class A and Class B Common Stock that will be outstanding after this offering is based on the number of shares outstanding at June 30, 2009 and assumes the conversion of all of our outstanding Preferred Stock into Common Stock in connection with this offering, but excludes:

•	5,774,756 shares of our Class A Common Stock issuable upon the exercise of options outstanding as of June 30, 2009 at a weighted average exercise price of $5.15 per share;

•	8,338,522 additional shares of our Class A Common Stock reserved for future grants or issuances under our stock option plans as of June 30, 2009; and

•

any additional shares of Class B Common Stock issuable in conjunction with a mandatory redemption right held by holders of our Series B-2 Preferred Stock as described below under “—Preferred B-2 Mandatory Redemption Right.”

In addition, unless otherwise indicated, all information in this prospectus assumes:

•	the underwriters will not exercise their over-allotment option to purchase up to an additional shares of our Class A Common Stock; and

•	that no outstanding options to purchase shares of our Class A Common Stock have been exercised.

Summary Consolidated Financial Data

The following table summarizes our consolidated financial data for the periods presented and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. The summary consolidated financial data for the years ended December 31, 2004 and 2005 are derived from our consolidated financial statements and related notes not included herein. The financial data for the years ended December 31, 2004 and 2005 have been revised to reflect the adoption of Statement of Financial Accounting Standards No. 160, Noncontrolling Interests and Consolidated Financial Statements—An amendment to ARB No. 51. The summary consolidated financial data for the years ended December 31, 2006, 2007, and 2008 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated statement of operations data for the six months ended June 30, 2008 and 2009 and the unaudited consolidated balance sheet data as of June 30, 2009 have been derived from, and are qualified by reference to, our unaudited consolidated financial statements that are included in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods, and the results for the six months ended June 30, 2009 are not necessarily indicative of results to be expected for the full year or for any other period.

	Year Ended December 31,					Six Months Ended June 30,
Consolidated Statements of Income:
(in thousands, except per share data)	2004	2005	2006	2007	2008	2008	2009
Net sales	$982,063	$1,256,006	$1,468,145	$1,863,216	$2,108,699	$1,029,740	$1,105,474
Cost of sales	904,882	1,144,364	1,325,746	1,670,978	1,873,617	918,065	984,466

Gross profit	77,181	111,642	142,399	192,238	235,082	111,675	121,008
Selling, general and administrative expenses	73,813	108,787	121,577	162,431	183,683	89,339	93,320

Income from operations	3,368	2,855	20,822	29,807	51,399	22,336	27,688
Interest income	(209)	(343)	(1,167)	(1,814)	(1,130)	(615)	(298)
Interest expense	684	1,322	1,600	1,133	1,498	770	542
Other (income) expense, net	(12)	(167)	(137)	(856)	(251)	(135)	(82)

Income before provision for income taxes, loss on equity method investment and net loss attributable to the noncontrolling interest	2,905	2,043	20,526	31,344	51,282	22,316	27,526
Provision for income taxes	508	431	8,155	12,692	22,005	8,955	11,729
Loss on equity method investment	—	—	—	—	447	319	—

Net income	2,397	1,612	12,371	18,652	28,830	13,042	15,797
Net loss attributable to the noncontrolling interest	—	147	243	—	—	—	301

Net income attributable to Newegg Inc.	2,397	1,759	12,614	18,652	28,830	13,042	16,098
Accretion of Series B-1 and B-2 redeemable convertible Preferred Stock	—	885	5,185	6,138	7,304	3,494	4,166

Net income available to common stockholders of Newegg Inc.	$2,397	$874	$7,429	$12,514	$21,526	$9,548	$11,932

Earnings per share of Class A Common Stock (1)(2):
Basic	$0.05	$0.02	$0.09	$0.18	$0.34	$0.12	$0.18

Diluted	$0.05	$0.02	$0.09	$0.18	$0.34	$0.12	$0.18

	Year Ended December 31,						Six Months Ended June 30,
Consolidated Statements of Income:
(in thousands, except per share data)	2004	2005	2006	2007	2008		2008	2009
Weighted average shares of Class A Common Stock outstanding used in computing earnings per share of Class A Common Stock (1)(2):
Basic	52,038	39,029	1	4		5	5		59

Diluted	52,038	52,435	5	11		5	5		59

Pro forma earnings per share of Class A and Class B Common Stock (unaudited) (3):
Basic					$			$

Diluted					$			$

Pro forma weighted average shares of Class A and Class B Common Stock outstanding used in computing pro forma earnings per share of Class A and Class B Common Stock (unaudited) (3):
Basic

Diluted

(1)	The weighted average shares of Class A Common Stock outstanding used in computing the 2004 earnings per share of Class A Common Stock was derived from the weighted average shares of Series A convertible Preferred Stock outstanding immediately after our 2005 corporate reorganization as if converted on a 1:1 ratio into Class A Common Stock. There was no stock activity in 2004 through the 2005 reorganization.
(2)	Basic and diluted earnings per share for the years ended December 31, 2006, 2007 and 2008 and for the six months ended June 30, 2008 and 2009 are calculated using the two-class method. Refer to Note 3—“Earnings per share” to our consolidated financial statements included elsewhere in this prospectus.
(3)	For a description of the pro forma adjustments used to calculate pro forma earnings per share for the year ended December 31, 2008 and for the six months ended June 30, 2009, refer to Note 3—“Earnings per share: Unaudited pro forma earnings per share” to our consolidated financial statements included elsewhere in this prospectus.

The following table presents a summary of our balance sheet data as of June 30, 2009:

•	on an actual basis;

•

on a pro forma basis to give effect to the conversion or redemption of all outstanding shares of our Preferred Stock into shares of either Class A Common Stock or Class B Common Stock upon the completion of this offering, assuming an offering price of $             per share; and

•

on a pro forma as adjusted basis to give further effect to the sale by us of shares of Class A Common Stock in this offering at an assumed initial public offering price of $             per share, after deducting estimated expenses payable by us and underwriting discounts and commissions and the application of a portion of the net proceeds to repay certain indebtedness as described under “Use of Proceeds.”

	June 30, 2009
Consolidated Balance Sheet Data:	Actual	Pro Forma	Pro Forma as Adjusted
(in thousands)
Cash and cash equivalents	$42,241		$
Accounts receivable, net	26,113
Inventories	155,032
Property and equipment, net	43,437
Total assets	287,014
Long-term debt and leases payable, less current portion	12,896
Total liabilities	194,847
Total temporary equity	52,223
Total stockholders’ equity	39,944

Preferred B-2 Mandatory Redemption Right

Immediately prior to the completion of this offering, the terms of our Series B-2 Preferred Stock require us to either redeem or convert, at the election of the holder thereof, each such share into various combinations of cash, Class A Common Stock or Class B Common Stock, also at the election of the holder thereof. All holders of Series B-2 Preferred Stock have indicated to us that they currently intend to elect to receive only shares of Class B Common Stock if this offering is completed.

If the initial public offering price per share of our Class A Common Stock in this offering, or IPO Price, is equal to or greater than $11.84, then we expect all holders of Series B-2 Preferred Stock will elect to convert their shares into Class B Common Stock rather than have them redeemed because they would receive 3,378,734 shares of Class B Common Stock in a conversion, which is greater than the amount they would receive in a redemption. Conversely, we expect all holders will elect to have us redeem their shares if the IPO Price is less than $11.84 per share. In a redemption, we would have to exchange each share of Series B-2 Preferred Stock for a number of shares of Class B Common Stock equal to $12.36 divided by the IPO Price. As of June 30, 2009, there were 3,236,246 shares of Series B-2 Preferred Stock outstanding.

The table below shows the effect of this conversion or redemption at various IPO Prices on our capitalization. The IPO Prices shown in the table below are hypothetical and illustrative.

	On a Pro Forma as adjusted basis as of June 30, 2009
IPO Price	Shares of Class B Common Stock that would be issued upon conversion or redemption of all outstanding shares of Series B-2 Preferred Stock (1)	Total Shares of Class B Common Stock Outstanding (1)(2)	Total Shares of Class A and Class B Common Stock Outstanding (1)(2)(3)
$11.84 and above	3,378,734
$11.50	3,478,261
$11.00	3,636,364
$10.50	3,809,524
$10.00	4,000,000
$9.50	4,210,526
$9.00	4,444,445
$8.50	4,705,882
$8.00	5,000,000

(1)	Assumes that all holders of Series B-2 Preferred Stock will elect to (i) convert their shares into Class B Common Stock if the IPO Price is equal to or greater than $11.84 and (ii) have their shares redeemed for Class B Common Stock if the IPO Price is less than $11.84 per share.
(2)	Assumes the conversion of all outstanding shares of our Series A Preferred Stock and Series B-1 Preferred Stock into shares of Class B Common Stock and Class A Common Stock, respectively.
(3)	Excludes 5,774,756 shares of our Class A Common Stock issuable upon the exercise of outstanding options as of June 30, 2009. Assumes the underwriters will not exercise their over-allotment option to purchase up to an additional shares of our Class A Common Stock.

RISK FACTORS

Investing in Newegg involves substantial risk. You should carefully consider the risks and uncertainties described below, together with all the other information in this prospectus, before you decide to purchase any of our securities. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected and you may lose all or part of your investment in Newegg.

Risks Relating to Our Industry and Our Business

A decline in demand for information technology, or IT, and consumer electronics, or CE, products could adversely affect our operating results.

We sell products that consumers may view as discretionary items rather than necessities. Consequently, our results of operations tend to be sensitive to changes in macroeconomic conditions that impact consumer discretionary spending. Challenging macroeconomic conditions also impact our customers’ ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels and fuel and energy costs, could reduce consumer spending or change consumer purchasing habits. In 2008 and 2009, many of these factors adversely affected consumer spending and affected our operating results. A continued slowdown in the U.S. or global economy or an uncertain economic outlook could materially adversely affect consumer spending habits and our future operating results.

Our operating results substantially depend on the sale of IT and CE products and, to a much lesser extent, household appliances in China. We could experience declines in product sales due to several factors, including:

•	decreased demand for IT or CE products, particularly computer components and parts that have historically generated a significant portion of our net sales;

•	poor economic conditions and any related decline in consumer demand for the products we sell;

•	increased price competition from our competitors; or

•	technological obsolescence of the IT and CE products that we offer.

Additionally, we expect some of our future growth to be driven by product releases or upgrades that we believe will occur in the near future. If such product releases do not occur or do not drive sales of IT products to the extent that we expect, our future sales may be less than we predict, negatively impacting our net sales and net income.

We face intense domestic and international competition and operate in an industry with limited barriers to entry, and some of our competitors may be better positioned than we are.

The e-commerce market is rapidly evolving and intensely competitive with limited barriers to entry. In the United States, we compete with broad-based online retailers such as Amazon.com and Buy.com, IT-focused product providers such as TigerDirect.com, traditional retail stores and resellers such as Best Buy, Costco, Fry’s and Staples, certain hardware and software vendors such as Dell that sell directly to end users and other marketers and resellers of IT and CE products. Many of our current and potential online and brick-and-mortar competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, technical, management and other resources than we do. In addition, some of our competitors have used and may continue to use aggressive pricing or promotional strategies, have stronger supplier relationships with more favorable terms and inventory allocation and may devote substantially greater resources to website and system development than we do. We expect competition will intensify in the future as e-commerce continues to grow worldwide. A number of former competitors, including Circuit City, have recently gone out of business, resulting in more intense competitive efforts directed against us. Increased competition may result in reduced operating margins, reduced profitability, loss of market share and diminished brand recognition.

Demand for our products is generally highly sensitive to price. Our competitors’ pricing and marketing strategies are beyond our control but can significantly impact our pricing strategies. We often offer discounted prices, free or discounted shipping or bundled products as a means of attracting customers and encouraging repeat purchases. Such offers and discounts may reduce our margins. If we fail to meet our customers’ price expectations in any given period, or if our competitors decide to engage in aggressive pricing strategies, our business and results of operations would suffer. There can be no assurance that we will be able to compete effectively against existing competitors, any consolidation of competitors or new competitors that may enter the market.

We could also experience significant competitive pressure if any of our manufacturers and distributors were to initiate or expand their own retail operations. Because our manufacturers and distributors have access to merchandise at a lower cost than us, they could sell products at lower prices and maintain a higher gross margin on their product sales than we can. The Internet provides them with the ability to directly and relatively inexpensively connect with customers. This could result in our current and potential customers deciding to purchase directly from these manufacturers and distributors. Increased competition from any manufacturer or distributor capable of maintaining high sales volumes and acquiring products at lower prices than us could significantly reduce our market share and adversely impact our operating results.

We also face competition from existing online retailers in international markets we are in or may enter. For instance, in China, we compete with numerous companies, some of which are solely focused on the China e-commerce market, are directly owned and managed by Chinese citizens, have employees based exclusively in and focused on China or have lower cost structures than our Chinese operations. These traits could give them competitive advantages over us, particularly if the Chinese government enacts laws or policies that favor local competitors or restrict or disadvantage us because our Chinese operations are part of a U.S. domiciled company. Other competitors in China and Canada are subsidiaries of established e-commerce competitors in the United States with established local operations and brands, and with greater experience and resources. In other countries that we may enter, there may be incumbent online and multi-channel online/brick-and-mortar competitors presently selling IT and CE products. These incumbents may have advantages that could impede our expansion and growth in these countries.

We face and will continue to face intense competition. These and other competitive pressures may have a material adverse effect on our business, financial condition and results of operations.

We may not succeed in promoting, strengthening or continuing to establish the Newegg brand, which could prevent us from acquiring new customers and increasing revenues.

We believe that brand recognition is a primary competitive factor in the e-commerce market and will be a key factor in maintaining and expanding our customer base, market position and bargaining power with vendors. If we do not or are unable to continue to promote and strengthen the Newegg brand, or if our brand fails to continue to be viewed favorably, we may not be successful in attracting and acquiring new customers, which could have a material adverse effect on our results of operation and financial condition. Additionally, we compete not only for customers, but also for favorable product allocations and cooperative advertising support from our vendors. If we are not successful in maintaining and strengthening our relationships with vendors in existing and new product categories, we may be unable to maintain existing offerings and source new products at competitive prices and with adequate levels of inventory. We may also be unsuccessful in negotiating attractive vendor incentives and payment terms.

We are subject to risks associated with our international operations, principally in China, which may harm our business.

We began operations on our affiliated Chinese retail website, www.newegg.com.cn, in 2001 and operations on our Canadian retail website, www.newegg.ca, in October 2008. We have limited operating histories on which to base an evaluation of our business and prospects in these countries. We are investing in building our business in these markets, and may not be able to successfully manage the challenges associated with our current and future international operations due to risks, such as:

•	international economic and political conditions;

•

changes in, or impositions of, legislative or regulatory requirements on Internet businesses and companies, including limitations on our ability to directly own or control key assets such as the www.newegg.com.cn website;

•	delays or additional costs resulting from import/export controls, duties, tariffs or other barriers to trade;

•	currency exchange controls or changes in exchange rates which could make our pricing less competitive or reduce our profit margins; and

•	tax laws, regulations and treaties, including U.S. taxes on foreign operations and repatriation of funds.

Changes in any one of the foregoing factors could cause our business, operating results and financial condition to suffer.

If we do not anticipate and respond to changing consumer preferences in a timely manner, our operating results could suffer.

Consumer tastes and preferences will continue to evolve and change, and these changes may have a significant impact on our market and our business. In order for our business to continue to succeed, we must be responsive and adapt dynamically to these changes. Failure to successfully predict and accommodate constantly changing consumer tastes, preferences, spending patterns and other lifestyle decisions, or to effectively address consumer concerns, could have a material adverse effect on our revenue, results of operations and relationship with our customers.

If we are unable to provide a satisfactory customer experience, our reputation would be harmed and we could lose customers.

A critical component of our strategy is providing a high-quality customer shopping experience. Accordingly, the effective performance, reliability and availability of our website and network infrastructure are critical to our reputation and our ability to attract and retain customers. As an online retailer, we cannot offer some of the services or match certain aspects of the shopping experience offered by or available at brick-and-mortar retailers or online retailers that also have brick-and-mortar operations, such as the ability to allow consumers to touch, test and feel products, personally interact with sales or customer service representatives, and receive or return products without waiting or paying for the products to be shipped. The lack of these services and inability to successfully provide an adequate online shopping experience may cause certain consumers to purchase products from our competitors rather than from us. Therefore, it is important that we continue to improve our website content and operations, including efforts to encourage the creation of more high quality and useful user-generated content, such as reviews and commentary, on the products we sell. If we do not continue to make investments in our website development, content and functionality and customer service operations, and as a result, or due to other reasons, fail to provide a high-quality customer experience, we may lose customers, which could adversely impact our operating results.

We maintain all of our U.S. telephone customer support operations in California, and we provide e-mail and online chat support from both California and in various cities in China. Any material disruption or slowdown in our customer support services resulting from telephone or Internet failures, power or service outages, natural disasters, labor disputes or other events could make it difficult or impossible to provide adequate customer support. In addition, the future volume of customer inquiries may exceed our present system capacities. If this occurs, we could experience delays in responding to customer inquiries and addressing customer concerns. Our current level of customer support may also fail to meet the expectations of our customers. Failure to provide satisfactory levels of customer service may harm our reputation, causing potential loss of existing customers and difficulty in acquiring new customers.

An important element of our business strategy is to expand our product offerings into new product categories and broaden the demographic profile of our customer base. For example, in China we carry a broad selection of household appliances. As a result, we may encounter new and significant challenges in managing inventory levels and customer buying patterns associated with new product categories and in developing and improving our customer service infrastructure to provide a satisfactory experience for new customers without alienating our existing customer base.

We expect our quarterly financial results to fluctuate which may lead to volatility in our stock price.

Our net sales and net income vary significantly from quarter to quarter due to a number of factors, including:

•	changes in demand for the products we sell, including seasonal fluctuations reflecting traditional retail purchasing patterns;

•	changes in the mix of products we sell;

•	the degree to which we are successful in attracting visitors to our website and converting those visitors into customers;

•	the timing and availability of vendor incentives;

•	economic conditions causing reductions in IT and CE-related spending;

•	our ability to retain existing customers and encourage repeat purchases;

•	the anticipation of new products or upgrades that causes customers to forego purchases of current products;

•	our ability to manage our product mix and inventory and our level of inventory write-offs;

•	our inability to reduce our fixed costs to compensate for any reduced net sales;

•	our ability to manage our fulfillment operations;

•	the impact of our growing e-commerce business in China;

•	delivery delays at the end of a quarter or during peak holiday seasons;

•	changes in advertising and other marketing costs;

•	aggressive pricing, marketing campaigns or other initiatives by our competitors;

•

increases in the cost of the products we sell due to the rising costs of raw materials, fuel or labor, particularly in countries that account for a significant portion of the manufacturing capacity for IT and CE products; and

•	costs of expanding or enhancing our technology or website.

As a result of the variability of these and other factors, our operating results in future quarters may be below the expectations of stock analysts and investors, and could cause our stock price to fall.

If our vendors fail to supply merchandise that satisfies our customer’s demands and needs in a timely manner and in sufficient quantities on favorable payment terms, our net sales and net income could suffer.

Certain vendors provide us with a significant portion of our merchandise. In the United States, for the year ended December 31, 2008, Ingram Micro, an IT and CE product distributor, and our 10 largest suppliers (including Ingram Micro) accounted for 11.9% and 47.9% of the merchandise we purchased, respectively. Our contracts or arrangements with suppliers generally do not guarantee the availability of merchandise, or provide for the continuation of particular pricing or other practices. Our suppliers may not continue to sell their inventory to us on current terms or at all, and, if the terms are changed, we may not be able to establish new supply relationships on similar or better terms. In most cases, our relationships with our suppliers do not restrict them from selling their products through our competitors. We compete with other retailers for favorable product allocations and vendor incentives from product manufacturers and distributors, including marketing dollars and volume-based sales incentive programs. Some of our competitors could enter into exclusive or favorable distribution arrangements for certain products with our vendors, which would deny us complete or partial access to those products and marketing and promotional resources. In addition, some suppliers whose products we offer on our websites, also sell their products directly to consumers. If we are unable to develop and maintain relationships with suppliers that permit us to obtain sufficient quantities of desirable merchandise on favorable terms, our business, results of operations and financial condition could be adversely impacted.

Our relationship with any particular vendor is dependent on our sales of products manufactured or distributed by that vendor. For certain products, we do not currently, and in the future may not be able to, meet the sales volumes or other requirements necessary to receive favorable treatment from the manufacturer of that product. As a result, we may not receive favorable pricing, vendor incentives or other considerations from those vendors. During times of short supply for highly desirable products, we may not receive adequate, or any, allocation of a popular product, leading to lost sales and damage to our reputation.

In addition, carrying certain well-known products helps create and maintain customer loyalty to our brand. Failing to have adequate supply of these products could damage our ability to retain customers. We currently do not carry the full product portfolio of, and in some cases do not carry any products of, certain well-known brands. As a result, consumers who are searching for those brands may not be able to purchase products from us or purchase them at the most favorable prices, leading to potentially reduced net sales and net income.

We purchase our inventory from vendors on trade accounts typically requiring payment between 0 and 60 days after the date the inventory is shipped to us. As of June 30, 2009 our accounts payable balance was $125.4 million with 23 days of payables outstanding. Our accounts payable balance as of June 30, 2009 represented 43.7% of our liabilities, temporary equity and stockholders’ equity. An adverse change in the vendor payment terms and conditions would significantly increase our working capital requirements and have a material adverse effect on our business, financial condition and results of operations.

We depend on third-party delivery services to deliver our products to us and our customers on a reliable and timely basis, and these third parties may increase the fees that they charge, limit or end their relationship with us with minimal prior notice, or become less reliable.

We use United Parcel Service, or UPS, DHL and other third parties to ship our products. In 2008, UPS delivered 89.4% of our U.S. orders. We do not have long-term agreements with UPS or any other delivery service and we cannot assure you that our relationships with these delivery service providers will continue on terms favorable to us, or at all.

Continued increases in shipping costs could harm our business, financial condition and results of operations by increasing our costs of doing business and reducing our gross margins. Passing these increased costs on to our customers could also cause us to lose sales to competitors. Furthermore, due to competitive pressures, we are increasingly either heavily discounting or not charging our customers for shipping. As our online competitors continue to use and expand programs that provide for free or reduced shipping charges, we expect to increasingly offer similar programs to maintain and build our customer base, which will have the effect of decreasing net sales from freight and decreasing our margins.

In addition, if our relationships with these delivery services are terminated or impaired, or if these delivery services are unable to deliver products for us, whether through labor shortage, slow down or stoppage, deteriorating financial or business conditions, responses to terrorist attacks or for any other reason, we would be required to use alternative carriers for the shipment of products to our customers. Changing carriers could have a negative effect on our business and operating results due to reduced visibility of order and delivery status and delays in order processing and product delivery, and we may be unable to engage alternative carriers on a timely basis, upon terms favorable to us, or at all.

In 2008, we initiated shipping with DHL in order to provide a lower cost shipping solution to our customers, predominantly on smaller form factor products. However, our average delivery time with DHL is longer than the average delivery time using UPS. As a result, we may face more customer dissatisfaction or suffer an erosion of our reputation as a merchant that can promptly fulfill orders due to the longer average delivery times for customers using DHL.

We are highly dependent upon general transportation infrastructure, including common carriers, to fulfill customer orders. The transportation network is subject to a variety of disruptive causes, including labor disputes or port strikes, acts of war or terrorism and natural disasters. If our delivery times increase unexpectedly due to these or any other reasons, we could suffer a disruption of our business and delayed or lost net sales and our brand could be damaged.

Our technology and fulfillment infrastructure and processes may be unable to handle increased traffic cost-effectively and without disruption, are not fully redundant and our software may contain undetected errors or design flaws, any of which could harm our business.

If the volume of traffic on our websites or the number of purchases made by our customers increases substantially, we may experience unanticipated system disruptions, slower response times, reduced levels of customer service and impaired quality and delays in reporting accurate financial information.

We may be unable to accurately project the rate or timing of traffic flow, including any traffic increases, or successfully and cost-effectively upgrade our systems and infrastructure in time to accommodate higher traffic levels on our websites. Any such upgrades to our systems and infrastructure could require substantial investments. In addition, we may be unable to upgrade and expand our transaction processing systems in an effective and timely manner or to integrate any newly developed or purchased functionality with our existing systems, which may cause unanticipated system disruptions, slower response times, reduced levels of customer service, impaired quality or delayed order fulfillment, any of which could result in a material adverse effect on our business and financial condition and harm our reputation. Because our business is seasonal, the greatest demands on our infrastructure are during the holiday season and the impact of any service disruption during those times would be heightened.

Our technology and fulfillment infrastructure and processes may contain undetected errors or design flaws that may cause our websites to fail and materially impact our business and results of operation. In the past, we have experienced website interruptions and delays when implementing improvements to our principal website, resulting in lost net sales and customer dissatisfaction during the period required to restore access and to correct errors and design flaws. In the future, we may encounter the same and additional issues, such as scalability limitations, in current or future technology infrastructure releases. A delay in the implementation of any future version of our technology infrastructure and processes could substantially harm our business and results of operations.

Not all of our infrastructure, processes and systems are fully redundant. As a result, the risks above apply not only to the failure of our systems as a whole, but may also apply if a subset of our systems were to fail.

We depend on third-party search engines and referral sources to attract visitors to our websites, and if we are unable to attract these visitors or convert them into customers in a cost-effective manner, our business and results of operations could be harmed.

Our success depends on our ability to attract consumers to our websites and convert them into customers in a cost-effective manner. In 2008, approximately 35.6% of our U.S. website visitors were referred to us through paid and unpaid search engine listings, shopping comparison sites and other sources that provide a link to our websites. These third parties utilize various algorithms and key words to determine the websites that they display in response to certain search criteria. If these methods are changed, it could cause fewer consumers to click through to our websites and adversely affect our financial results. We also sometimes pay these third parties to include or highlight our websites in their search results. If such third parties modify or terminate their relationship with us or increase the price they charge to us, if our competitors offer them greater fees for traffic or if any free third-party website on which we rely begins charging fees for listing or placement, our expenses could rise and traffic to our websites could decrease, resulting in harm to our operations.

Our success also depends on our ability to convert our website visitors into paying customers, a process which is partially reliant upon our ability to identify and purchase relevant key word search terms, provide relevant content on our sites and effectively target our other marketing programs, such as Internet portal referrals, e-mail campaigns and affiliate programs. Recent changes in New York and other state tax laws have imposed sales tax collection obligations on Internet retailers employing commission-based affiliates who are residents of those states. This and future changes by other states may require changes in affiliate compensation methods and restrictions on affiliate promotional activities that could make this marketing channel less efficient and cost-effective. If we are unable to attract visitors to our websites and convert them into customers in a cost-effective manner, our business and financial results may be harmed.

We may become liable for collecting and paying more sales taxes, and other fees and penalties, which could have an adverse effect on our business.

We currently collect sales or other similar taxes only on the shipment of goods to customers in the states of California, New Jersey and Tennessee, which are the only states where we have a physical presence. We also currently file corporate income tax returns in California, New Jersey and Tennessee. Other states or jurisdictions could seek to impose or enforce corporate income, sales tax collection or other tax obligations on us because we engage in and facilitate online commerce.

To the extent we are not subject to certain tax obligations, we enjoy a competitive advantage to the extent our competitors are subject to those obligations. Several states have enacted, and a number of states and the U.S. Congress have been considering, various initiatives that could impose broad sales and use tax collection obligations on Internet retailers. Federal, state and local governments could accelerate efforts to pass Internet sales tax initiatives in response to pressure to make up budgetary shortfalls resulting from recessionary economic conditions and the failure to collect sales and use taxes on Internet purchases under current self-assessment regimes. Any of these initiatives would increase total costs to our customers, which could adversely affect our net sales.

We are closely monitoring developments in this area. The imposition by national, state and local governments of various tax obligations upon Internet commerce could create significant administrative burdens for us as well as substantially impair the growth of our e-commerce business, which could adversely affect our net sales and profitability. Because our principal website and product deliveries are available in all 50 states, certain U.S. territories and Canada, some or all of those jurisdictions may require us to register or qualify to do business in their jurisdictions. If we fail to collect and remit or pay required sales, income or other taxes in a jurisdiction, or qualify or register to do business in a jurisdiction that requires us to do so or if we have failed to do so in the past, we could face material liabilities for taxes, fees, interest and penalties. If various jurisdictions impose new tax obligations on our business activities, our net sales and net income in those jurisdictions could decrease significantly, which could harm our financial results.

Our rapid historical and planned growth places pressure on our resources and infrastructure.

Our success depends upon our ability to manage the growth of our operations effectively. Our recent and planned growth has placed, and is expected to continue to place, a strain on our operations and managerial resources. As of June 30, 2009, approximately 15.0% of our U.S. workforce has been employed with us for less than one year, and many of our current systems, policies and procedures have only recently been implemented. In addition, none of the members of our senior management team in China have been employed continuously in their current roles with us for more than two years. To be successful, we will need to improve our operational and financial systems, procedures and controls, successfully manage international operations and hire additional personnel. Our efforts may not be successful, and we may be unable to improve our systems, procedures and controls in a timely manner. Delays or problems associated with any of these initiatives could harm our business and operating results. These initiatives will also cause our operating expenses to increase. If we fail to accurately estimate and assess our growth, or fail to increase net sales to match our increased operating expenses, our operating results and financial condition could suffer.

We rely on the services of key personnel, any of whom could be difficult to replace.

We rely upon the continued service and performance of key technical, fulfillment and senior management personnel. If we lose any of these personnel, our business could suffer. Our future success depends on our retention of executives and key employees, including Tally Liu, our Chief Executive Officer and Chairman of our Board of Directors, or Board, and Fred Chang, our principal stockholder, President of Newegg China and the Vice Chairman of our Board, who we refer to as our Principal Stockholder. We rely on these and other employees to manage our company, develop our business strategy and manage our strategic relationships. All of our senior management and key personnel are employees at will, and as a result, any of these employees could leave with little or no prior notice. If any member of our senior management team or other key personnel leaves our company, our ability to successfully operate our business and execute our business strategy could be adversely affected. We may also have to incur significant costs in identifying, hiring, training and retaining replacements of departing employees.

In the past few years, we have experienced significant turnover in our senior management ranks, including turnover in the individuals who previously served as our Chief Executive Officer, President and Chief Operating Officer. Our current Chairman and Chief Executive Officer assumed these roles in August 2008. In addition, four of our executive officers joined us after August 2007. This lack of management continuity could result in operational and administrative inefficiencies and added costs and may make recruiting for future management positions more difficult. In addition, we must successfully integrate any new management personnel into our organization in order to achieve our operating objectives, and changes in other key management positions may affect our financial performance and results of operations while new management becomes familiar with our business. Accordingly, our future financial performance will depend to a significant extent on our ability to motivate and retain key management personnel, particularly those with sales, marketing, operations and technology expertise.

Competition for qualified personnel in our industry is intense. Our employees, including our executives, are often solicited by recruiters to leave us. We have experienced difficulty in attracting and retaining the management and personnel necessary to support the rapid growth of our business, and we may experience similar difficulties in the future. If we are unable to attract, assimilate and retain employees with the necessary skills, we may not be able to successfully operate or grow our business.

If use of the Internet with respect to online commerce and online sales of IT and CE products does not continue to increase as rapidly as we anticipate, our business will be harmed.

Our future growth is in part expected to be driven by an overall increase in e-commerce, and in particular, growing penetration of online IT and CE product sales. If the online market for IT and CE products does not continue to increase at the pace we anticipate, our business may suffer. Specific factors that could negatively influence consumers’ purchasing of IT and CE products online include:

•	concerns about buying IT and CE products without a physical storefront, face-to-face interaction with sales personnel and the ability to physically handle and examine products;

•	delivery time associated with Internet orders;

•	pricing that does not meet consumer expectations or is higher than the pricing of competing brick-and-mortar merchants;

•	concerns about the security of online transactions and the privacy of personal information;

•	delayed shipments or shipments of incorrect or damaged products; and

•	inconvenience associated with returning or exchanging purchased items.

Our reputation could be damaged or we could be liable if our customer data security is breached.

If third parties, such as hackers, are able to circumvent our network security and penetrate our technology systems, or if we lose, misuse, misplace or provide third parties with improper access to the personal or credit card information of our customers or the personal information of our employees, we could be subject to significant liability. This liability could include claims for unauthorized credit card purchases, identity theft or other similar fraud claims. This liability could also include claims for other misuses of personal information, such as engaging in unauthorized marketing activities. These claims could result in investigations, litigation, fines and penalties. Remediation of and liability for loss or misappropriation of customer or employee personal information could have a material adverse effect on our business and financial results. We could incur additional expenses if new regulations regarding the use and protection of personal information are introduced or if government agencies, such as the Federal Trade Commission, or state agencies investigate our privacy practices and find them to be deficient.

We rely on encryption and authentication technology licensed from third parties to secure transmission of confidential information such as customer credit card numbers. Advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect customer and employee information. Significant capital investment and other resources may be required to protect against such security breaches or alleviate problems caused by such breaches. We cannot guarantee that our current or future security measures will prevent security breaches. Failures to prevent such security breaches may harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

System failures, including failures caused or experienced by third-party service providers, increased demand, natural disasters or other catastrophic events, could prevent or inhibit access to our websites and our ability to process and fulfill orders, which could reduce our net sales and harm our reputation.

Our success depends on our ability to successfully receive and fulfill orders and to promptly deliver such orders to our customers. We could lose existing customers or fail to attract new customers, potentially resulting in a decline in net sales, if our websites are inaccessible or if our transaction processing systems, order fulfillment processes or network infrastructure are not operational or performing to our customers’ satisfaction.

Any Internet network interruptions, latency or problems with our websites’ availability could prevent customers from accessing, browsing and placing orders on our websites, and impact our ability to fulfill orders or bill customers, which may cause customer dissatisfaction and damage our reputation and brand. We have experienced brief computer system interruptions in the past, and we believe others will occur from time to time in the future. Our systems and operations are vulnerable to damage or interruption from a number of sources, including the following:

•

natural disaster or other catastrophic event such as earthquake, fire, power loss or interruption, telecommunications failure, hurricane, volcanic eruption, flood or terrorist attack. For example, our headquarters and the majority of our infrastructure, including some of our servers, are located in Southern California, a seismically active region. In addition, California has in the past experienced power outages as a result of limited electric power supply;

•	computer malware, physical or electronic break-ins and similar disruptions;

•

failure by third-party vendors, including data center and bandwidth providers, to provide steady and high-speed access to our websites. Any disruption in our network access or co-location services, which are the services that house our servers and provide Internet access to them, provided by these third-party providers or any failure of these third-party providers to handle existing or higher volumes of use could significantly harm our business. Any financial or other difficulties our providers face could also adversely affect our business; and

•	incidents of fraud.

We have not yet created redundancy for all of our information technology systems and data, and we do not presently maintain backup copies of all of our data. We have a limited disaster recovery plan in effect and may not have sufficient insurance for losses that may occur from natural disasters, catastrophic events or the resulting business interruption. We are generally self-insured outside of the United States. Any substantial damage to, or disruption of, our technology infrastructure could cause interruptions or delays, loss of data or reduced website availability, which could have a material adverse effect on our business, financial condition and results of operations.

We do not presently maintain back-up power systems at some of our order processing centers, or OPCs. Any interruption in some or all of our OPC operations for a significant period of time, including failure of our order processing applications, interruptions resulting from the expansion of our existing facilities or the transfer of operations to a new facility, could seriously damage our reputation and brand and harm our business and results of operations.

Our expansion into new products, services and technologies subjects us to additional business, legal, financial and competitive risks.

An important element of our business strategy is to expand into new product categories, services and technologies, such as new product categories beyond IT and CE and our plans to offer various e-commerce services for third parties. In directing our focus into new areas, we face numerous risks and challenges, including alienating our core customer base, facing new competitors and having the increased need to develop new strategic relationships. We cannot assure you that our strategy will result in increased net sales or net income. Furthermore, growth into new business areas may require changes to our existing business model and cost structure, modifications to our infrastructure and exposure to new regulatory and legal risks, any of which may require expertise in areas in which we have little or no experience. These risks may pose a material adverse risk to our business, results of operations and financial condition.

International operations expose us to currency exchange and repatriation risks and we cannot predict the effect of future exchange rate fluctuations on our business and operating results.

We have operations outside the United States, in Canada and China. We have currency fluctuation exposure arising from both sales and purchases denominated in foreign currencies, as well as intercompany transactions. Significant changes in exchange rates between foreign currencies in which we transact business and the U.S. dollar may adversely affect our results of operations and financial condition. Historically, we have not entered into any hedging activities, and, to the extent that we continue not to do so in the future, we may be vulnerable to the effects of currency exchange-rate fluctuations.

An increase in our China sales and operations will result in a larger portion of our net sales and expenditures being denominated in Chinese Renminbi, or RMB. The Chinese government controls the procedures by which RMB is converted into other currencies, and conversion of RMB generally requires government consent. As a result, RMB may not be freely convertible into other currencies at all times. If the Chinese government institutes changes in currency conversion procedures, or imposes restrictions on currency conversion, those actions may negatively impact our operations and could reduce our operating results. In addition, significant fluctuations in the exchange rate between RMB and U.S. dollars may adversely affect our expenses and results of operations as well as the value of our assets and liabilities. These fluctuations may also adversely affect the comparability of our period-to-period results. If we decide to repatriate funds from our Chinese operations, we will be required to comply with the procedures and regulations of applicable Chinese law. Any changes to these procedures and regulations, or our failure to comply with those procedures and regulations, could prevent us from repatriating funds from our Chinese operations, which could adversely affect our financial condition. If we are able to repatriate funds from our Chinese operations, these funds could be subject to U.S. corporate income tax.

In addition, our international operations expose us to currency fluctuations as we translate the financial statements of our foreign operations to the U.S. dollar. Although the effect of currency fluctuations on our financial statements has not generally been material in the past, there can be no assurance that the effect of currency fluctuations will not be material in the future.

A significant increase in merchandise returns could harm our business, financial condition and results of operations.

Our return policies generally allow merchandise purchased on our websites to be returned within 30 days of the original invoice date for a full refund or within one year of the original invoice date for a replacement, less, in both cases, certain restocking fees. In 2008, we provided refunds totaling approximately 2.4% of our gross sales for merchandise returns. If merchandise returns increase significantly, our business, results of operations and financial condition could be harmed.

Much of our inventory is subject to risks of obsolescence, rapid devaluation, theft and damage.

We purchase most of the merchandise that we sell on our websites from manufacturers or distributors. We assume inventory damage, theft, obsolescence and price erosion risks for products that we purchase directly. These risks are especially significant because most of the merchandise we sell on our websites is characterized by rapid technological change, obsolescence and price erosion. In 2008, we recorded inventory write-offs or write-downs totaling $3.5 million, or 0.2% of our cost of goods sold. We may also sell obsolete or dated merchandise at a discount or loss. If there were unforeseen product developments or if vendors were to change their terms and conditions, our inventory risks could increase. We also periodically take advantage of cost savings associated with certain opportunistic bulk inventory purchases offered by our vendors. These bulk purchases increase our exposure to inventory obsolescence. Our success depends on our ability to sell our inventory rapidly, purchase inventory at attractive prices relative to its resale value and manage customer returns and the shrinkage resulting from theft, loss and misrecording of inventory. If we are unsuccessful in any of these areas, we may be forced to write down or write off substantial amounts of inventory, or sell it at a discount or loss.

Our wide variety of accepted payment methods subjects us to third-party payment processing-related risks.

We accept payments using a variety of methods, including credit cards, debit cards, credit accounts (including promotional financing), gift certificates and bank checks. As we offer new payment options to our customers, we may be subject to additional regulations, compliance requirements and incidents of fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins.

We rely on third parties to provide payment processing services, including the processing of credit cards, debit cards, electronic checks and promotional financing. If these companies become unwilling or unable to provide these services to us, our business could be disrupted. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, and our business and operating results could be adversely affected.

We are and may continue to be subject to intellectual property infringement claims, disputes or litigation.

Third parties have, and likely will in the future, assert allegations and claims of intellectual property infringement against us. Any such claims, disputes or litigation, even if resolved in our favor, could be time-consuming and costly, and could divert our management’s efforts from growing our business. Uncertainties resulting from the initiation and continuation of any litigation could harm our operations.

If any parties prevail in their intellectual property rights claims, we may be required to pay significant licensing fees, damages and attorney’s fees, and may even be liable for punitive damages if we are found to have willfully infringed third parties’ proprietary rights. We may have to stop using certain technology or solutions and need to develop or acquire alternative, non-infringing technology or solutions, which could require significant time and resources. In addition, we may need to obtain a license to use certain technologies, although such licenses may not be available on reasonable terms or at all and may result in substantial payments and royalties, which would significantly increase our operating expenses. If we cannot develop non-infringing technology or license the appropriate technology at commercially reasonable rates, an intellectual property claim successfully asserted against us could cause significant business interruptions in our operations, which could restrict our ability to compete effectively and have a material adverse effect on our financial condition and results of operation.

On November 5, 2007, Soverain Software LLC, or Soverain, filed a patent infringement lawsuit against us in the United States District Court for the Eastern District of Texas, seeking, among other things, a judgment that Newegg has infringed certain patents held by Soverain, an injunctive order against the alleged infringing activities and an award for damages. If an injunction is granted, it could force us to stop or alter certain aspects of our business activities, such as aspects of our shopping cart and session identification. This case is scheduled for a jury trial in Tyler, Texas, in February 2010. We cannot be sure that the outcome of such a trial will be favorable to us and the monetary liability and other negative operational or financial impact from any adverse verdict may be greater than what we expect.

Existing or new regulation could expose us to liability and costly changes in our business operations and could reduce customer demand for our products.

In addition to tax laws, we are subject to federal and state consumer protection laws, including laws protecting the privacy of customer non-public information and regulations prohibiting unfair and deceptive trade practices, as well as laws governing businesses, the Internet and e-commerce. Additional laws may be adopted with respect to the Internet and online retailing, the effect of which on e-commerce is uncertain. These laws may cover issues such as user privacy, spyware and the tracking of consumer activities, marketing e-mails and communications, other advertising and promotional practices, money transfers, pricing, content and quality of products and services, taxation, electronic contracts and other communications, intellectual property rights and information security. Furthermore, it is not clear how existing laws such as those governing issues such as property ownership, sales and other taxes, trespass, data mining and collection, and personal privacy apply to the Internet and e-commerce. As we expand into international markets, such as China and Canada, we will be required to comply with foreign laws, which may be materially different than U.S. laws. Any such foreign law, any new U.S. law, or the interpretation or application of existing laws to the Internet or other online services, may have a material adverse effect on our business, financial condition and results of operations by, among other things, impeding the growth of the Internet, subjecting us to fines, penalties, damages or other liabilities, requiring costly changes in our business operations and practices and reducing customer demand for our products and services. We do not maintain insurance coverage to cover the types of claims or liabilities that could arise as a result of such laws or changes in laws or regulations.

We are partially dependent on third parties to perform a number of our fulfillment, distribution and other retail functions. If such parties are unwilling or unable to continue providing these services, our business could be harmed.

In 2008, approximately 7.0% of our net sales in the United States were generated by the sale of products fulfilled through third parties. These third parties provide various services on our behalf, including inventory maintenance and merchandise shipment. We have no effective means to ensure that these third parties will continue to perform these services to our satisfaction, in a manner satisfactory to our customers or on commercially reasonable terms. Our customers could become dissatisfied and cancel their orders or decline to make future purchases if these third parties fail to deliver products on a timely basis. If our customers become dissatisfied with the services provided by these third parties, our reputation and our brand could suffer.

In addition, we maintain an ancillary site, www.neweggmall.com, which offers e-commerce services designed for third-party retailers and manufacturers whereby these third parties will offer their products on our websites. We cannot guarantee that the quality of fulfillment and service provided by these third parties will be satisfactory to our customers and our reputation could potentially be harmed by the failure of these third parties to meet our service standards.

We may be subject to product liability claims that could be costly and time consuming.

We sell products manufactured by third parties on our websites, some of which may be defectively designed or manufactured. If any product that we sell were to cause physical injury or injury to property, an injured party could bring claims against us as the retailer of the product. Furthermore, we also offer in-house brands of IT components and peripherals on our websites, which could potentially create more exposure for us with respect to product liability than if we simply acted as a retailer of third-party products. Our insurance coverage may not be adequate. If a successful claim were brought against us in excess of our insurance coverage, it could adversely affect our operating results and financial condition. Even unsuccessful claims could result in the expenditure of funds and management time in defending them and could have a negative impact on our reputation.

We may not be able to adequately protect our intellectual property rights.

We rely on trademark and copyright law, trade secret protection and confidentiality or licensing agreements with employees, customers, partners and others to protect our proprietary rights. These steps may be inadequate, agreements may be violated or there may be inadequate remedy for a violation of an agreement. Our competitors may independently develop equivalent proprietary information and rights, or may otherwise gain access to our trade secrets or proprietary information, which could affect our ability to compete in the market. We cannot be certain that the steps that we have taken will adequately protect our proprietary rights, especially in countries such as China, where the laws or enforcement of the laws may not protect our rights to the same extent or in the same way as in the United States. In addition, third parties may infringe or misappropriate our proprietary rights, and we could be required to enforce our intellectual property rights, which could require significant expenses and management time. For instance, the www.newegg.cn domain name is presently registered by an unaffiliated third party in China and while we have initiated legal proceedings to acquire that domain name and have prevailed in initial proceedings, the opposing party is appealing the verdict. We do not have certainty that we will ultimately prevail under applicable local laws. If we do not prevail, potential customers and web traffic in China may be steered to websites operated by unaffiliated third parties and our brand may be adversely impacted. We have registered and common law trademark rights in the United States and certain foreign jurisdictions, as well as pending trademark applications for a number of marks and associated domain names. Even if we obtain approval for such pending applications, the resulting registrations may not adequately cover our trademarks or protect us against infringement or dilution by others. Effective trademark, service mark, copyright, patent and trade secret protection may not be available in every country or jurisdiction in which our products may be made available online, which may cause our business and operating results to suffer. In addition, we may be unable to acquire or protect relevant domain names in the United States and in other countries. If we are not able to acquire or protect our trademarks, domain names or other intellectual property, we may experience difficulties in achieving and maintaining brand recognition and customer loyalty.

We face heightened risks related to our real estate investments because of our limited experience developing or owning real estate.

We currently own over 250,000 square feet of office and warehouse space in California, Taiwan and China. We have also acquired the land use rights for a 492,000 square foot parcel of land for 50 years in the district of Jiading, a suburb of Shanghai, China. See additional discussion of this facility under “Business—Facilities—Jiading Facility Contract and Plans for a Regional Headquarters.” We may consider additional real estate investments to meet our expanding business needs, including additional office and distribution locations in the United States and internationally. Accordingly, we are subject to the risks associated with developing and owning significant amounts of real estate. In particular, the value of the assets could decrease, and the costs associated with ownership could increase, due to changes in demographic trends, local real estate market conditions, occurrence of natural disasters, as well as the impact of environmental liabilities. This is particularly true in China, where real estate prices have fluctuated drastically in recent years. Our present management team has limited or no experience in overseeing the purchase and development of real estate, particularly in China, and our planned real estate projects may require substantial amounts of their time and corporate resources.

Our websites could become obsolete if we fail to operate them in line with customer preferences and the latest technological standards.

Our primary Internet retail websites, especially www.newegg.com and www.newegg.ca and our affiliated website, www.newegg.com.cn, require substantial development and maintenance efforts. To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our websites. The Internet and the e-commerce industry are characterized by rapid technological change, the emergence of new industry standards and practices, and changes in customer requirements and preferences. Therefore, we may be required to license technologies, enhance our existing websites, develop new services and technology that address the increasingly sophisticated and varied needs of our current and prospective customers and adapt to technological advances and emerging industry and regulatory standards and practices in a cost-effective and timely manner. There can be no assurance that any technology licenses will be available on commercially reasonable terms. Substantial investments will be required to remain technologically competitive and our failure to do so may harm our business and results of operations.

Our business may be harmed by the content we allow third parties to post on our websites.

Our websites feature reviews by registered users of many of the products we sell. Although these reviews are generated by registered users of our website, and not by us, it is possible that a claim could be made against us based on the content of the reviews and ratings posted on our websites. We could also suffer from damaged relationships with our vendors. If we become liable for content posted on our websites by third parties, we could be harmed and may be forced to discontinue certain services and to remove content, which are vital to our ability to provide a high quality Internet shopping experience.

Our business may be harmed if we sell pirated, counterfeit, illegal or “gray market” items.

We have received in the past, and we anticipate we will receive in the future, communications alleging that certain items sold through our websites infringe third-party patents, copyrights, trademarks and trade names or other intellectual property rights, or may be “gray market” products. These and future claims could increase our cost of doing business as a result of legal expenses, adverse judgments or settlements, and reputational harm, and require us to change our business practices in a way that would be less efficient and more costly. In addition, key manufacturers and vendors, for instance, may be less likely to offer us favorable terms or authorization to carry their products if we sell their “gray market” products. We may not have enough, or any, insurance to cover the types of claims that could be asserted in such litigation. If a claim were brought against us successfully, it could expose us to significant liability, which could have a material adverse effect on our business and operations.

We may undertake acquisitions to expand our business, which may pose risks to our business and dilute the ownership of our stockholders.

From time to time, we may selectively pursue acquisitions of businesses, assets, technologies or services. Integrating any newly acquired businesses, assets, technologies or services may be expensive and time-consuming. We do not have experience acquiring and integrating businesses, and may not be successful in doing so. To finance any acquisitions, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us, and in the case of equity financings, would result in dilution to our stockholders. If we do complete any acquisitions, we may be unable to operate such acquired businesses profitably or otherwise implement our strategy successfully. If we are unable to integrate any newly acquired entities, assets or technologies effectively, our business and results of operations could suffer. The time and expense associated with finding suitable and compatible businesses, technologies or services could also disrupt our ongoing business and divert our management’s attention. Future acquisitions by us could also result in large write-offs or assumptions of debt and contingent liabilities, any of which could substantially harm our business and results of operations.

Risks Relating to Doing Business in China

We have a limited operating history in China and may not be able to manage the challenges associated with our current and future plans for expansion into the Chinese market.

Our affiliated Chinese retail website, www.newegg.com.cn, began operations in 2001 and has a limited operating history on which to base an evaluation of our business and prospects in China. Moreover, our China operations have incurred operating losses since inception, and there is no assurance when our operations will become profitable, if at all. Additional future losses in our China operations could have a material adverse effect on our results of operations.

We may not be able to successfully manage the challenges associated with our current and planned Chinese operations due to risks, such as:

•	lack of widely available or widely utilized electronic payment systems;

•	an underdeveloped parcel delivery infrastructure;

•	consumer expectations and purchasing behaviors that we may not adequately understand;

•	a dynamic competitive environment;

•	a product mix that includes household goods, in addition to IT and CE products;

•	the need for multiple and convenient physical locations at which customers can elect to pick up ordered products;

•	vendor terms that generally provide for cash on delivery;

•	restrictions imposed by local labor practices and laws on our business and operations;

•	difficulties and costs of staffing and managing foreign operations;

•	exposure to foreign business practices and legal standards;

•	unexpected changes in regulatory requirements;

•	the imposition of governmental controls and restrictions;

•	political, social and economic instability and the risk of war, terrorist activities or other international incidents;

•	large geography;

•	natural disasters and public health emergencies;

•	potentially adverse tax consequences; and

•	the failure of local laws to provide a sufficient degree of protection against infringement of our intellectual property.

Furthermore, the difficulties otherwise associated with addressing these risks are compounded by language and cultural differences, as well as the geographic distance from our headquarters in the United States. Our management team has relatively limited experience in creating or overseeing foreign operations, and our operations in China may divert substantial amounts of their time. We may not be able to grow our operations in China at the rate or with the level of success we anticipate, or at all. We are likely to experience difficulty in forecasting the growth of our Chinese e-commerce business which may adversely affect our operating results. We may experience greater difficulty than we anticipate in applying our U.S. developed e-commerce platform to the Chinese market. Furthermore, due to the manner in which manufacturers distribute their products in China, we have been unable to leverage our U.S. vendor relationships to benefit our China operations. We must also pay our vendors for products to be sold in China on much shorter terms than we do in the United States, often cash on delivery, creating the need to fund working capital requirements in China. Even if our Chinese operations do continue to grow, we may not be able to match the quality, scale and profitability of our U.S. operations. We will also have to manage a local workforce, which may subject us to uncertainties or foreign regulatory policies. These difficulties could materially harm our operating results.

The success of our Chinese operations depends on the continued growth of the Internet as a retail marketplace and the related expansion of Internet infrastructure in China.

The success of our Chinese strategy depends upon the continued and widespread acceptance and adoption of the Internet in China as a vehicle to purchase products. If Chinese customers or manufacturers are unwilling to use the Internet to conduct business at sufficient levels, or at all, our business expansion in China will fail. The commercial acceptance and use of the Internet in China may not continue to develop at historical rates, or may not develop as quickly as we expect. The use of the Internet as a distribution channel is at an early stage in China. Internet and broadband penetration rates in China are relatively low compared to the United States. Many of our current and potential customers in China have limited experience with the Internet as a retail channel. The growth of the Internet in China, and in turn, the growth of our business in China, may be inhibited by concerns over privacy and security, including concerns regarding computer viruses, worms and other types of harmful software code, reliability issues arising from outages or damage to Internet infrastructure, delays in development or adoption of new standards and protocols to handle the demands of increased Internet activity, decreased accessibility, increased government regulation and taxation of Internet activity. In addition, our growth may be adversely affected if the Internet infrastructure in China does not keep pace with the growth in Internet activity and is unable to support the demands placed upon it, or if there is any delay in the development of enabling technologies and performance improvements.

Electronic payment mechanisms have not been widely adopted and are not widely trusted in China, which limits our ability to sell products on the Internet and requires us to ensure that we have an adequate control environment and systems to prevent theft.

Currently in China, electronic payment systems have significantly less penetration than in the United States. Consumers in China typically transact in cash, even if they have access to debit or credit cards, and as a result, our practice is to take cash on delivery for such purchases. Reliance on cash on delivery for purchases causes us to be less efficient in fulfillment. For example, prospective customers may have the ability to order the same product from multiple sources intending to pay only for the product that arrives first, resulting in significantly higher product return rates. Even if standard electronic payment systems are adopted and widely utilized in China, there can be no assurance that we will be able to effectively implement such a system. These difficulties may potentially hinder the growth and profitability of our Chinese operations. Furthermore, a cash-based transaction system creates complexity in our control environment. Finally, collection of payment, often in cash, by delivery or other personnel leaves us more vulnerable to theft.

The parcel delivery infrastructure in China is poorly developed and we cannot currently rely on third-party delivery services as we do in the United States.

Currently, third-party parcel delivery services in China are not capable of meeting most of our parcel delivery needs. Therefore, for those metropolitan areas where we operate or plan to open an OPC, we deliver a substantial amount of our products through a local delivery system developed, owned and operated by us, and we otherwise rely on the State Postal Bureau, or China Post, the government mail carrier or on third-party local delivery services where the cost is higher and our ability to control the quality of service is lower. We have limited experience in operating a courier service and cannot assure you that we will be able to do so consistently, reliably, or in a scalable manner. If we are unable to do so, our reputation, results of operations and prospects in China may be harmed. In addition, as we only recognize revenue upon delivery, delays in delivery of products would delay recognition of revenue and would adversely affect our operating results.

Changes in the political and economic policies of China could have a material and adverse effect on the overall economic growth of China, which could reduce the demand for our products.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, the level of development, the growth rate, the control of foreign exchange and the allocation of resources.

The Chinese government exercises significant control over China’s economic growth through the allocation of resources, control of the incurrence and payment of foreign currency-denominated obligations, setting of monetary policy and provision of preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the overall economy in China or the industries in which we operate, which could harm our business. While the Chinese economy has grown significantly in the past 30 years, the growth has not been consistent geographically. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such a slowdown will not have a negative effect on our business. For example, due in part to the impact of the global crisis in financial services and credit markets and other factors, the growth rate of China’s gross domestic product decreased to 6.8% in the fourth quarter of 2008 and then to 6.1% in the first quarter of 2009, down from 11.9% reached in the second quarter of 2007. As a result, beginning in September 2008, the Chinese government, among other measures, adopted looser macroeconomic measures and monetary policies, such as reducing interest rates and decreasing the statutory reserve rates for banks. In addition, in November 2008 the Chinese government announced an economic stimulus package in the amount of $586 billion. While China’s economic growth rate has increased since the first quarter of 2009 to 7.9% in the second quarter of 2009, the Chinese government stated that its recovery momentum was not yet stable. We cannot assure you that the various macroeconomic measures, monetary policies and the economic stimulus package adopted by the Chinese government to guide economic growth and the allocation of resources will be effective in sustaining the recovery in the growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long-term, may adversely affect us if they reduce the disposable income of our Chinese customers.

We control our affiliated website in China, www.newegg.com.cn, by means of contractual arrangements. Our business could be adversely affected by the complexity of and uncertainties in China’s regulation of these contractual arrangements and Internet businesses and companies.

The Chinese government extensively regulates the Internet industry including foreign ownership of, and the licensing and permit requirements pertaining to, companies that do or conduct business online. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. In addition, the Chinese government restricts foreign investment in Internet and online retail businesses. Accordingly, we operate our affiliated website, www.newegg.com.cn, and our online retail business in China through Shanghai Newegg E-Business Co., Ltd., or Newegg E-Business, a company wholly-owned by two Chinese citizens who are relatives of our Principal Stockholder. Newegg E-Business holds licenses and approvals necessary to operate our business in China. We have contractual arrangements with Newegg E-Business and its stockholders that allow us to substantially control Newegg E-Business. These contractual arrangements may not be as effective in providing control over Newegg E-Business as direct ownership. For example, Newegg E-Business could fail to take actions required for our business or fail to maintain our website despite its contractual obligation to do so. If Newegg E-Business fails to perform under its agreements with us, we may have to rely on legal remedies under Chinese law, which may not effectively protect us. Some of these contractual arrangements must be registered or filed with the Chinese government to be enforceable and we have not done so to date. In addition, we cannot assure you that the stockholders of Newegg E-Business will act in our best interests.

Although we believe we comply with current applicable Chinese regulations, we cannot assure you that the Chinese government would agree that these operating arrangements comply with current or future Chinese licensing, registration or other regulatory requirements and policies. If the Chinese government determines that we do not comply with applicable law, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, confiscate or block Newegg E-Business’ website, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or on our customers or take other regulatory or enforcement actions against us that could be harmful to our business.

Uncertainties with respect to the Chinese legal system could have a material adverse effect on our Chinese operations.

We conduct all of our Chinese operations through directly owned business entities domiciled in China or through Newegg E-Business. Because many laws and regulations are relatively new and the Chinese legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not uniform and enforcement of these laws, regulations and rules involves uncertainties. We cannot predict the effect of future developments in the Chinese legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturn of local government’s decisions by higher level government. These uncertainties may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversions of resources and management attention.

China’s consumer protection laws require product distributors to bear joint and several liability with producers. As such we could incur substantial liability as a result of deficiencies for products sold by us, particularly if the producer of such products goes bankrupt. China has also adopted mandatory rules with respect to the warranty period to be provided by distributors of products, which may be further extended in the future, resulting in additional costs to our business.

Furthermore, the relatively new labor and employment regulations in China, which strive to impose greater protection of workers’ rights, may adversely affect our operating results. Due to the fact that these laws are relatively new, there are still significant uncertainties in the interpretation and enforcement of these laws, and their effects depend on how the national and local governments choose to interpret and enforce them. If we do not fully comply with these new laws, we may risk incurring strict penalties for non-compliance. Furthermore, these new laws expand the legal rights of employees, which may hinder our ability to make changes to our workforce in the most efficient manner, thus potentially adversely affecting our results of operations and financial condition.

The Foreign Corrupt Practices Act, lax enforcement of Chinese anti-corruption laws and our policies requiring compliance with applicable laws may place us at a competitive disadvantage to competing businesses that do not follow such laws.

Despite Chinese laws prohibiting such practices, corruption, extortion, bribery, pay-offs and other fraudulent practices occur from time-to-time in China. It is our policy for employees to not engage in any such practices and to remain compliant with applicable laws governing such matters, including the requirements of the United States Foreign Corrupt Practices Act and Chinese anti-bribery and anti-corruption laws. Other companies that may compete with us, both foreign and local, may not operate to the same standard of compliance that we do. If our competitors engage in certain unethical or illegal practices, they may receive preferential treatment in obtaining or retaining business licenses or permits, or in avoiding undue harassment. As such, our policies in this regard may put us at a competitive disadvantage, which may have a material adverse effect on our results of operations and financial condition, particularly with respect to our ability to profitably grow our business in China.

Contract drafting, interpretation and enforcement in China involve significant uncertainty.

We have entered into numerous contracts governed by Chinese law, many of which are material to our Chinese business operations. As compared with contracts in the United States, contracts governed by Chinese law tend to contain less detail and are not as comprehensive in defining contracting parties’ rights and obligations. As a result, contracts in China are highly susceptible to disputes and legal challenges. In addition, contract interpretation and enforcement in China is not as developed as in the United States, and the result of any contract dispute is subject to significant uncertainties. Therefore, we cannot assure you that we will avoid disputes under our Chinese contracts, and if such disputes arise, we cannot assure you that we will prevail. Any dispute involving such contracts, even if without merit, may materially adversely affect our reputation and business operations in China.

There are financial risks related to the corporate income tax laws of China that could adversely affect our business.

Certain Newegg subsidiaries in China currently qualify for favorable tax status, including an exemption from the five percent Chinese business tax on qualifying service revenues and reduced corporate income tax rates. In the future, we may not qualify for favorable tax status or the Chinese authorities may eliminate our favorable tax status entirely, which would increase our costs for doing business in China. Moreover, we may be subject to adverse tax consequences if Chinese or U.S. tax authorities were to determine that the revenues generated in China by intercompany service transactions were not computed on an arms-length basis. Such a determination may result in lengthy and potentially costly negotiations under the competent authority provisions of any applicable income tax treaty, which may be settled on terms unfavorable to us. Additional taxes may also require us to increase the cost to purchase products from our affiliated website, www.newegg.com.cn, which could impair our ability to grow our market share and our long term expansion prospects in China.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of avian influenza, SARS, swine flu or other epidemics or outbreaks of disease. In 2005 and 2006, there were occurrences of avian influenza in various parts of China, including a few confirmed human cases, and in 2008, a national crisis erupted in China over the safety of its milk and milk products supply. Any prolonged recurrence of avian influenza, SARS, food contamination, or other adverse public health developments in China may interrupt our business operations and have a material adverse effect on our operations and financial results. For instance, health or other government regulations adopted in response to an epidemic or outbreak, or a severe disruption or increase in the pricing of basic food stuffs, may require temporary closure of our offices, increase our China compensation costs and prevent key Newegg personnel in China from working efficiently and effectively.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

Substantially all of the revenues and operating expenses of our China operations are denominated in RMB. The RMB is currently freely convertible for “current account” transactions, which includes dividend distributions as well as trade and service-related matters denominated in a foreign currency. By contrast, the RMB is restricted for “capital account” transactions which include foreign direct investment. Our subsidiaries in China may currently execute a foreign exchange for settlement of “current account” transactions, including payment of dividends, without first obtaining approval from the State Administration for Foreign Exchange, or SAFE. Our subsidiaries in China may also retain foreign currencies in their respective current accounts, subject to a ceiling approved by the SAFE, to satisfy liabilities denominated in a foreign currency or to pay dividends. However, it is possible that the relevant Chinese governmental authorities may limit or eliminate our ability to purchase and retain foreign currency in the future. Because a significant amount of our future revenues may be denominated in RMB, all existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in RMB to fund our business activities outside China as well as our expenditures denominated in foreign currencies.

Foreign exchange transactions relating to capital account transactions are still subject to limitations and require approvals from SAFE. This could affect the ability of our subsidiaries in China to obtain foreign debt or equity financing, including by means of loans or capital contributions from us.

We may suffer currency exchange losses if the RMB depreciates relative to the U.S. dollar.

Our reporting currency is the U.S. dollar. However, substantially all the revenues of our China operations are denominated in RMB. If the RMB depreciates against the U.S. dollar, our revenues as expressed in our U.S. dollar-denominated financial statements will decline in value. On May 19, 2007, the People’s Bank of China announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. The international reactions to the RMB revaluation and widening of the RMB’s daily trading band have generally been positive. However, with the increased floating range of the RMB’s value against foreign currencies, it may appreciate or depreciate in value against the U.S. dollar or other foreign currencies in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued. In addition, the types of hedging transactions available in China to reduce our exposure to exchange rate fluctuations are limited. We may decide to enter into hedging transactions in the future; however, the availability and effectiveness of such hedges may be limited and we may not be able to successfully hedge our exposure, if at all. In addition, our currency exchange losses may be magnified by China foreign currency exchange control regulations that restrict our ability to convert RMB into U.S. dollars.

We may not be able to obtain cash from distributions to the extent such distributions are restricted by Chinese law or future debt covenants.

Current laws and regulations in China permit our subsidiaries in China to pay dividends to us only out of their accumulated distributable profits, if any, determined in accordance with their articles of association and Chinese accounting standards and regulations. The ability of our subsidiaries in China to make dividends and other payments to us may be restricted by factors that include changes in foreign exchange regulations and other laws and regulations. In particular, under Chinese law, our subsidiaries in China may only pay dividends after 10% of their after-tax profits have been set aside as reserve funds, unless such reserves have reached at least 50% of their registered capital. Such reserves may not be distributed as cash dividends. Our subsidiaries in China are also required to allocate a portion of their after-tax profits, as determined by their respective boards of directors, to employee welfare and bonus funds, which cannot be distributed to their stockholders. In addition, if our operating subsidiaries in China incur debt on their own behalves in the future, the instruments governing such debt may restrict their ability to pay dividends or make other payments to us. Moreover, the profit available for distribution from our operating subsidiaries in China is determined in accordance with generally accepted accounting principles in China. The calculation of profit under generally accepted accounting principles in China may differ from the one that we must perform in accordance with accounting principles generally accepted in the United States of America. As a result, whether our subsidiaries in China have sufficient profit to enable dividend distributions to us or our stockholders in the future will depend on both generally accepted accounting principles in China as well as accounting principles generally accepted in the United States of America.

Risks Relating to this Offering

There is no public market for our securities and an active trading market may not develop, which may affect the price of our Class A Common Stock and your ability to resell it.

There is no existing trading market for our Class A Common Stock or any of our securities. Although the underwriters have informed us that they intend to make a market in our shares, they have no obligation to do so and may discontinue making a market at any time without notice. Accordingly, we cannot assure you that a liquid market will develop for shares of our Class A Common Stock, that you will be able to sell your Newegg shares at any particular time or that the prices that you receive when you sell your shares of our Class A Common Stock will be favorable. The liquidity of any market for our shares will depend on a number of factors, including:

•	the number of stockholders;

•	the limitations on the nature and number of our stockholders;

•	our operating performance and financial condition;

•	the market for similar securities; and

•	the interest of securities dealers in making a market in the shares of our Class A Common Stock.

In addition, we may have difficulty attracting the attention of market analysts to cover us in their research. As a result, trading prices and your ability to sell your Newegg shares may be limited and adversely affected.

Depending on the initial public offering price of our Class A Common Stock, we may have to issue additional shares of our Class B Common Stock to redeem our Series B-2 Preferred Stock.

Under the terms of our Amended and Restated Certificate of Incorporation, depending on the initial public offering price, or IPO Price, of the Class A Common Stock, we may have to redeem each share of Series B-2 Preferred Stock for a number of shares of Class B Common Stock equal to $12.36 divided by the IPO Price. See “Capitalization—Preferred B-2 Mandatory Redemption Right” for further discussion with respect to these rights.

After the offering, you will hold single-vote per share Class A Common Stock while the majority of Newegg’s voting power will be held by the holders of ten-vote per share Class B Common Stock. Our Principal Stockholder will continue to have substantial control over Newegg after this offering, which will severely limit your ability to influence or direct the outcome of key corporate actions and transactions, including a change in control.

Following the offering, you and all other investors in this offering will hold Class A Common Stock, which entitles each holder of such stock to one vote per share. All holders of Newegg’s Series A Preferred Stock and Series B-2 Preferred Stock prior to the offering who did not convert their shares into Class A Common Stock to sell in the offering may hold shares of Class B Common Stock that will entitle each holder of such stock to ten votes per share.

Based on the midpoint of the price range set forth on the front cover of this prospectus, following the offering, our Principal Stockholder and entities affiliated with our Principal Stockholder will own or control approximately     % of the outstanding shares of our Class B Common Stock, which will have approximately     % of the voting power of all our shares. As a result, our Principal Stockholder would be able to control matters requiring approval by our stockholders, including the election of directors, the approval of mergers and other extraordinary transactions. Our Principal Stockholder may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interest. Furthermore, our Principal Stockholder will continue to control a majority of the outstanding votes as long as he holds more than 5% of our combined equity. The concentration of ownership could have the effect of delaying, preventing or deterring a change in control of our company, could deprive you and other holders of Class A Common Stock of an opportunity to receive a premium for your Class A Common Stock as part of a sale of our company and could negatively affect the market price of our Class A Common Stock.

We are a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After completion of this offering, our Principal Stockholder will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company, is a “controlled company,” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our Board consist of independent directors. Following this offering, we intend to utilize this exemption to have an equal number of independent and non-independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

A large number of additional shares may be sold in the near future, which may cause the market price of your Newegg shares to decline significantly, even if our business is doing well.

Sales of a substantial amount of our Class A Common Stock in the market, or the perception that these sales may occur, could adversely affect the market price of your Newegg shares. After this offering, we will have outstanding              shares of our Common Stock excluding any additional shares of Class B Common Stock we may have to issue upon redemption of our Series B-2 Preferred Stock, as discussed below under “Capitalization—Preferred B-2 Mandatory Redemption Right.” The total number of shares outstanding includes the              shares of Class A Common Stock we are selling in this offering, which may be resold immediately, and              shares of Common Stock which will become available for resale 180 days after the date of this prospectus (subject to extension in certain circumstances) under the terms of a lock-up agreement the holders of those shares have entered into with the underwriters of this offering. However, the underwriters of this offering can waive this restriction and allow these stockholders to sell their shares at any time after this offering. As restrictions on resale end, the market price of the Class A Common Stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. For a more detailed description, see “Shares Eligible for Future Sale.”

Some provisions of our charter, bylaws and Delaware law inhibit potential acquisition bids and other actions that you may consider favorable.

Upon completion of this offering, our corporate documents and Delaware law will contain provisions that may enable our Board to resist a change in control of our company even if a change in control were to be considered favorable by you and other stockholders. These provisions include:

•	the authorization of undesignated Preferred Stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	advanced notice procedures required for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders; and

•	a requirement that Board vacancies be filled by a majority of our directors then in office.

In addition, we may become subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law in the future, which may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or consolidating with us except under certain circumstances.

These provisions, the existence of Class B Common Stock with ten votes per share, and the fact that our Principal Stockholder holds a majority of such shares and overall voting power, could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to take certain corporate actions such as elect directors of your choosing.

New stockholders will incur substantial and immediate dilution as a result of this offering.

The price at which we are offering our Class A Common Stock is substantially higher than the book value per share of our outstanding Common Stock. As a result, your Newegg shares will incur substantial and immediate dilution. At an assumed initial public offering price of $             per share, purchasers in this offering would experience immediate dilution of approximately $             per share, representing the difference between our historical net tangible book value per share after giving effect to this offering and the assumed initial public offering price. In addition, you and other investors in this offering will have contributed     % of the aggregate price paid by all purchasers of our Common Stock but will own only     % of our Common Stock outstanding (calculated on an as-converted basis) after this offering. In addition, we have issued options to acquire our Class A Common Stock at prices significantly below the assumed initial public offering price. To the extent such options are ultimately exercised, there will be further dilution to you and other investors in this offering. There will also be further dilution to the extent we must issue additional shares of Class B Common Stock to redeem our Series B-2 Preferred Stock as described below under “Capitalization—Preferred B-2 Mandatory Redemption Right.”

We have broad discretion as to the use of proceeds from this offering and may not use the proceeds effectively.

We estimate the net proceeds to us of this offering to be approximately $             million. Our management will retain broad discretion as to the allocation of the proceeds and may spend these proceeds in ways in which our stockholders may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns and uncertainty about our prospects, both of which could cause the price of your Newegg shares to decline.

We do not expect to pay any dividends on our Class A Common Stock for the foreseeable future.

We do not anticipate that we will pay any dividends to holders of our Class A Common Stock in the foreseeable future. Accordingly, investors must rely on sales of their Newegg shares as the only way to realize any gains on their investment. Investors seeking or expecting cash dividends should not purchase our Class A Common Stock.

FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus, including the sections entitled “ Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. In particular, statements regarding our plans, strategies, prospects and expectations regarding our business are forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include, among others:

•	that our operations, business and net sales will not grow as anticipated;

•	that seasonal fluctuations in Internet usage, retail purchasing patterns and advertising are likely to affect our business;

•	that competition in the e-commerce market may affect our operating margins, profitability, market share and brand recognition;

•	that our e-commerce business in China will not be successful;

•	that our net sales or net income may decline if consumer demand for IT or CE products decreases or changes;

•

that our net sales or net income may decrease due to legislation or regulations that have been or may be enacted to impose or increase taxes on sales of products, or income generated from such sales, in any of the jurisdictions where we sell products;

•

that our ability to successfully operate our business and execute our business strategy may be impaired if members of our senior management team or other key personnel end their employment relationship with us;

•	that our operating margin may decrease as we invest in our employees, system infrastructures and property and equipment;

•	that we may incur future stock-based compensation charges;

•	that we will continue to make significant capital expenditure investments in 2009;

•	that we may be unable to upgrade our information technology systems and infrastructure to accommodate future traffic and service levels on our websites;

•	that selling and marketing and general and administrative expenses will increase in the future;

•	that our exposure to foreign currency risk will increase as we increase our operations and sales in China and Canada;

•	that our existing cash, cash equivalents, marketable securities and cash generated from operations will not be sufficient; and

•	other statements regarding our future operations, financial condition, financial performance and prospects and business strategies.

Forward-looking statements include all statements that are not historical facts. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “continue,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” “could,” “would,” “will” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. You should be aware that the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, or the Securities Act, do not exempt from liability any forward-looking statements that we make in connection with this offering.

This prospectus contains estimates and other data concerning our industry, such as market size and growth rates that we obtained from reports generated by Forrester Research, Inc., Internet Retailer, IDC, the McKinsey Global Institute, Euromonitor International and Gomez. These industry publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but the sources do not guarantee the accuracy and completeness of their information. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of              shares of Class A Common Stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the front cover of this prospectus, after deducting estimated offering expenses of $                     and underwriting discounts of $            , will be approximately $             million, or $             million if the underwriters’ over-allotment option to purchase additional shares is exercised in full. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by $             million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. We will not receive any proceeds from the sale of shares of our Class A Common Stock by the selling stockholders.

We presently intend to use the net proceeds of this offering in the next twelve months as follows:

•

approximately $25.0 million to expand our international operations, including to build our Asian headquarters and a regional warehouse, fund operating expenses in China and improve logistics infrastructure of our Canadian operations;

•

approximately $8.6 million to repay: (i) a $7.5 million outstanding loan bearing interest at 6.3% per annum, due October 2010, and personally guaranteed by our Principal Stockholder, and (ii) a $1.1 million outstanding loan bearing interest at 6.048%, due October 2014; and

•

the balance for working capital and general corporate purposes, including IT and logistics infrastructure improvement, additional facilities and equipment, the creation of redundant IT infrastructure, efforts to increase market share through product and shipping promotional activities, branding campaigns and launching third party e-commerce fulfillment and marketing service platforms.

We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, websites or technologies or to enter into strategic relationships with third parties. We have no present understandings, commitments or agreements to enter into any acquisitions or investments. The amount actually expended for the purposes listed above will depend upon a number of factors, including the growth of our sales and customer base, competitive developments in e-commerce, the actual cost of capital expenditures and our cash flow from operations and the growth of our business. Our management will have broad discretion over the uses of the net proceeds from this offering. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities, such as money market accounts, certificates of deposits, commercial paper and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid dividends on any of our Common Stock or Preferred Stock. We currently intend to retain any future earnings to finance the operations, growth and development of our business, and we do not anticipate that we will declare or pay any cash dividends on any of our Common Stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our Board and will be dependent upon our financial condition, results of operations, capital requirements, restrictions under any existing indebtedness and other factors our Board deems relevant.

CAPITALIZATION

The following table presents a summary of our cash and cash equivalents and capitalization as of June 30, 2009:

•	on an actual basis;

•

on a pro forma basis to give effect to the conversion or redemption of all outstanding shares of our Preferred Stock into shares of either Class A Common Stock or Class B Common Stock upon the completion of this offering, assuming an offering price of $             per share; and

•

on a pro forma as adjusted basis to give further effect to the sale by us of shares of Class A Common Stock at an assumed initial public offering price of $             per share, after deducting estimated expenses payable by us and underwriting discounts and commissions and the application of a portion of the net proceeds to repay certain indebtedness as described in “Use of Proceeds.”

This table should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	June 30, 2009 (Unaudited)
	Actual	Pro Forma		Pro Forma As Adjusted
(in thousands, except share data)
Cash and cash equivalents	$42,241	$		$

Total long-term debt and leases payable, including current portion	$15,300	$		$

Temporary equity:
Single Vote Series B-1 redeemable convertible Preferred Stock, $0.001 par value; 10,517,799 shares authorized; none issued or outstanding as of June 30, 2009 (unaudited) and on a pro forma and pro forma as adjusted basis as of June 30, 2009 (unaudited)	—
Series B-1 redeemable convertible Preferred Stock, $0.001 par value; 10,517,799 shares authorized; 1,614,823 shares issued and outstanding as of June 30, 2009 (unaudited); aggregate liquidation preference of $10,000, aggregate redemption value of $20,000; none issued and outstanding on a pro forma and pro forma as adjusted basis as of June 30, 2009 (unaudited)	14,093
Series B-2 redeemable convertible Preferred Stock, $0.001 par value; 4,854,369 shares authorized; 3,236,246 shares issued and outstanding as of June 30, 2009 (unaudited); aggregate liquidation preference of $20,000, aggregate redemption value of $40,000; none issued and outstanding on a pro forma and pro forma as adjusted basis as of June 30, 2009 (unaudited)	38,130

Total temporary equity	52,223

Stockholders’ equity:
Series A convertible Preferred Stock, $0.001 par value; 59,000,000 shares authorized; 48,777,573 shares issued and outstanding as of June 30, 2009 (unaudited); none issued and outstanding on a pro forma and pro forma as adjusted basis as of June 30, 2009 (unaudited)	49
Class A Common Stock, $0.001 par value; 142,000,000 shares authorized; 112,395 shares issued and outstanding as of June 30, 2009 (unaudited); shares issued and outstanding on a pro forma basis and shares issued on a pro forma as adjusted basis as of June 30, 2009 (unaudited)	—
Class B Common Stock, $0.001 par value; 59,000,000 shares authorized; none issued or outstanding as of June 30, 2009 (unaudited); shares issued and outstanding on a pro forma and pro forma as adjusted basis as of June 30, 2009 (unaudited)	—
Additional paid-in capital	4,314
Loans receivable from stockholder	(888)		—		—
Accumulated other comprehensive income	2,289
Retained earnings	34,480

Total Newegg Inc. stockholders’ equity	40,244
Noncontrolling interest	(300)

Total stockholders’ equity	39,944

Total capitalization	$107,467	$		$

The numbers of pro forma and pro forma as adjusted shares of our Class A Common Stock and Class B Common Stock as issued and outstanding in the table above are based on the number of shares outstanding as of June 30, 2009:

•	excluding 5,774,756 shares of our Class A Common Stock issuable upon the exercise of outstanding options at a weighted average exercise price of $5.15 per share;

•	excluding 8,338,522 additional shares of our Class A Common Stock reserved for future grant or issuance under our stock option plans;

•	excluding any additional shares of Class B Common Stock issuable in conjunction with the Preferred B-2 Mandatory Redemption Right discussed below; and

•	assuming no over-allotment exercise.

Preferred B-2 Mandatory Redemption Right

Immediately prior to the completion of this offering, the terms of our Series B-2 Preferred Stock require us to either redeem or convert, at the election of the holder thereof, each such share into various combinations of cash, Class A Common Stock or Class B Common Stock, also at the election of the holder thereof. All holders of Series B-2 Preferred Stock have indicated to us that they currently intend to elect to receive only shares of Class B Common Stock if this offering is completed.

If the initial public offering price per share of our Class A Common Stock in this offering, or IPO Price, is equal to or greater than $11.84, then we expect all holders of Series B-2 Preferred Stock will elect to convert their shares into shares of Class B Common Stock rather than have them redeemed because they would receive 3,378,734 shares of Class B Common Stock in a conversion, which is greater than the amount they would receive in a redemption. Conversely, we expect all holders will elect to have us redeem their shares if the IPO Price is less than $11.84 per share. In a redemption, we would have to exchange each share of Series B-2 Preferred Stock for a number of shares of Class B Common Stock equal to $12.36 divided by the IPO Price. As of June 30, 2009, there were 3,236,246 shares of Series B-2 Preferred Stock outstanding.

The table below shows the effect of this conversion or redemption at various IPO Prices on our capitalization. The IPO Prices shown in the table below are hypothetical and illustrative.

	On a Pro Forma as adjusted basis as of June 30, 2009
IPO Price	Shares of Class B Common Stock that would be issued upon conversion or redemption of all outstanding shares of Series B-2 Preferred Stock (1)	Total Shares of Class B Common Stock Outstanding (1)(2)	Total Shares of Class A and Class B Common Stock Outstanding (1)(2)(3)
$11.84 and above	3,378,734
$11.50	3,478,261
$11.00	3,636,364
$10.50	3,809,524
$10.00	4,000,000
$9.50	4,210,526
$9.00	4,444,445
$8.50	4,705,882
$8.00	5,000,000

(1)	Assumes that all holders of Series B-2 Preferred Stock will elect to (i) convert their shares into Class B Common Stock if the IPO Price is equal to or greater than $11.84 and (ii) have their shares redeemed for Class B Common Stock if the IPO Price is less than $11.84 per share.

(2)	Assumes the conversion of all outstanding shares of our Series A Preferred Stock and Series B-1 Preferred Stock into shares of Class B Common Stock and Class A Common Stock, respectively.
(3)	Excludes 5,774,756 shares of our Class A Common Stock issuable upon the exercise of outstanding options as of June 30, 2009. Assumes the underwriters will not exercise their over-allotment option to purchase up to an additional shares of our Class A Common Stock.

DILUTION

Our pro forma net tangible book value as of June 30, 2009 was approximately $                 million, or $             per share of Common Stock. Pro forma tangible net book value per share represents our total tangible assets less total liabilities divided by the number of shares of Common Stock outstanding as of June 30, 2009 after giving effect to the conversion of our Preferred Stock. Our pro forma net tangible book value as adjusted as of June 30, 2009 would have been $             million, or $             per share of Common Stock after giving effect to the sale of              shares of Class A Common Stock in this offering at an assumed IPO Price of $             per share, and after deducting estimated offering expenses payable by us and underwriting discounts and commissions. This represents an immediate increase in pro forma net tangible book value of $             per share of Common Stock to existing stockholders and an immediate dilution in pro forma net tangible book value of $             per share to investors purchasing Class A Common Stock in this offering.

The following table illustrates this per share dilution:

Assumed initial public offering price per share of Class A Common Stock	$
Pro forma net tangible book value per share of Common Stock as of June 30, 2009
Increase in net tangible book value per share of Common Stock attributable to this offering
Pro forma net tangible book value per share of Common Stock as adjusted after this offering
Dilution per share of Common Stock to new investors in this offering	$

If all of our outstanding options had been exercised, our pro forma net tangible book value as of June 30, 2009 would have been $             million , or $             per share, and the pro forma as adjusted net tangible book value after this offering would have been $             million, or $             per share, causing dilution to new investors of $             per share.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2009, the total number of shares of Common Stock purchased from us, the total consideration paid to us and the average price per share of Common Stock paid to us by existing stockholders and by new investors in this offering, assuming an initial offering price of $             per share of Class A Common Stock and before deducting estimated underwriter discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders for Common Stock
New investors for Class A Common Stock
Total		100%		100%

If the underwriters exercise their over-allotment option in full:

•	our existing stockholders would own % and our new investors would own % of the total number of shares of our Common Stock outstanding after this offering; and

•

our pro forma net tangible book value as of June 30, 2009 would have been $             million, or $             per share, and the pro forma as adjusted net tangible book value after this offering would have been $             million, or $             per share, causing dilution to new investors of $             per share.

Preferred B-2 Mandatory Redemption Right

Immediately prior to the completion of this offering, the terms of our Series B-2 Preferred Stock require us to either redeem or convert, at the election of the holder thereof, each such share into various combinations of cash, Class A Common Stock or Class B Common Stock, also at the election of the holder thereof. All holders of Series B-2 Preferred Stock have indicated to us that they currently intend to elect to receive only shares of Class B Common Stock if this offering is completed.

If the initial public offering price per share of our Class A Common Stock in this offering, or IPO Price, is equal to or greater than $11.84, then we expect all holders of Series B-2 Preferred Stock will elect to convert their shares into Class B Common Stock rather than have them redeemed because they would receive 3,378,734 shares of Class B Common Stock in a conversion, which is greater than the amount they would receive in a redemption. Conversely, we expect all holders will elect to have us redeem their shares if the IPO Price is less than $11.84 per share. In a redemption, we would have to exchange each share of Series B-2 Preferred Stock for a number of shares of Class B Common Stock equal to $12.36 divided by the IPO Price. As of June 30, 2009, there were 3,236,246 shares of Series B-2 Preferred Stock outstanding.

The following table shows the effect of this conversion or redemption at various IPO Prices on our tangible book value and the dilution to new investors. The IPO Prices shown in the table below are hypothetical and illustrative.

As of June 30, 2009
IPO Price	Pro forma net tangible book value per share	Pro forma as adjusted net tangible book value per share	Dilution per share of Common Stock to new investors in this offering
$11.84 and above
$11.50
$11.00
$10.50
$10.00
$9.50
$9.00
$8.50
$8.00

All information in the table above:

•

Assumes that all holders of Series B-2 Preferred Stock will elect to (i) convert their shares into Class B Common Stock if the IPO Price is equal to or greater than $11.84 and (ii) have their shares redeemed for Class B Common Stock if the IPO Price is less than $11.84 per share;

•	Assumes the conversion of all outstanding shares of our Series A Preferred Stock and Series B-1 Preferred Stock into shares of Class B Common Stock and Class A Common Stock, respectively;
•	Excludes 5,774,756 shares of our Class A Common Stock issuable upon the exercise of outstanding options as of June 30, 2009; and
•	Assumes the underwriters will not exercise their over-allotment option to purchase up to an additional shares of our Class A Common Stock.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. The summary consolidated financial data as of and for the years ended December 31, 2004 and 2005 are derived from our consolidated financial statements and related notes not included herein. The financial data as of and for the years ended December 31, 2004 and 2005 have been revised to reflect the adoption of Statement of Financial Accounting Standards No. 160, Noncontrolling Interests and Consolidated Financial Statements—An amendment to ARB No. 51. The consolidated financial data as of and for the years ended December 31, 2006, 2007, and 2008 are derived from audited consolidated financial statements included elsewhere in this prospectus. The consolidated financial data as of and for the six months ended June 30, 2008 and 2009 have been derived from, and are qualified by reference to, our unaudited consolidated financial statements that are included in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements.

Consolidated Statements of Income:	Year Ended December 31,					Six Months Ended June 30,
(in thousands, except for share data)	2004	2005	2006	2007	2008	2008	2009
Net sales	$982,063	$1,256,006	$1,468,145	$1,863,216	$2,108,699	$1,029,740	$1,105,474
Cost of sales	904,882	1,144,364	1,325,746	1,670,978	1,873,617	918,065	984,466

Gross profit	77,181	111,642	142,399	192,238	235,082	111,675	121,008
Selling, general and administrative expenses	73,813	108,787	121,577	162,431	183,683	89,339	93,320

Income from operations	3,368	2,855	20,822	29,807	51,399	22,336	27,688
Interest income	(209)	(343)	(1,167)	(1,814)	(1,130)	(615)	(298)
Interest expense	684	1,322	1,600	1,133	1,498	770	542
Other (income) expense, net	(12)	(167)	(137)	(856)	(251)	(135)	(82)

Income before provision for income taxes, loss on equity method investment and net loss attributable to the noncontrolling interest	2,905	2,043	20,526	31,344	51,282	22,316	27,526
Provision for income taxes	508	431	8,155	12,692	22,005	8,955	11,729
Loss on equity method investment	—	—	—	—	447	319	—

Net income	2,397	1,612	12,371	18,652	28,830	13,042	15,797
Net loss attributable to the noncontrolling interest	—	147	243	—	—	—	301

Net income attributable to Newegg Inc.	2,397	1,759	12,614	18,652	28,830	13,042	16,098
Accretion of Series B-1 and B-2 redeemable convertible Preferred Stock	—	885	5,185	6,138	7,304	3,494	4,166

Net income available to common stockholders of Newegg Inc.	$2,397	$874	$7,429	$12,514	$21,526	$9,548	$11,932

Earnings per share of Class A Common Stock (1)(2):
Basic	$0.05	$0.02	$0.09	$0.18	$0.34	$0.12	$0.18

Diluted	$0.05	$0.02	$0.09	$0.18	$0.34	$0.12	$0.18

Weighted average shares of Class A Common Stock outstanding used in computing earnings per share of Class A Common Stock (1)(2):
Basic	52,038	39,029	1	4	5	5	59

Diluted	52,038	52,435	5	11	5	5	59

Consolidated Statements of Income:	Year Ended December 31,					Six Months Ended June 30,
(in thousands, except for share data)	2004	2005	2006	2007	2008	2008	2009
Pro forma earnings per share of Class A and Class B Common Stock (unaudited) (3):
Basic					$		$

Diluted					$		$

Pro forma weighted average shares of Class A and Class B Common Stock outstanding used in computing pro forma earnings per share of Class A and Class B Common Stock (unaudited) (3):
Basic

Diluted

(1)	The weighted average shares of Class A Common Stock outstanding used in computing the 2004 earnings per share of Class A Common Stock was derived from the weighted average shares of Series A convertible Preferred Stock effective immediately after our 2005 corporate reorganization as if converted on a 1:1 ratio into Common Stock. There was no stock activity in 2004 through the 2005 reorganization.
(2)	Basic and diluted earnings per share for the years ended December 31, 2006, 2007 and 2008 and for the six months ended June 30, 2008 and 2009 are calculated using the two-class method. Refer to Note 3—“Earnings per share” to our consolidated financial statements included elsewhere in this prospectus.
(3)	For a description of the pro forma adjustments used to calculate pro forma earnings per share for the year ended December 31, 2008 and for the six months ended June 30, 2009, refer to Note 3—“Earnings per share: Unaudited pro forma earnings per share” to our consolidated financial statements included elsewhere in this prospectus.

Consolidated Balance Sheet Data:	December 31,					June 30,
	2004	2005	2006	2007	2008	2008	2009	2009 Pro Forma (4)
(in thousands)
Cash and cash equivalents	$9,031	$39,725	$61,659	$83,491	$84,404	$68,258	$42,241
Accounts receivable, net	4,356	11,249	15,547	20,632	31,081	20,401	26,113
Inventories	58,067	73,117	100,277	138,543	161,265	122,207	155,032
Property and equipment, net	25,509	38,654	42,261	48,773	46,063	48,851	43,437
Total assets	104,983	169,873	227,855	300,251	340,047	268,327	287,014
Long-term debt and leases payable, less current portion	13,333	11,995	12,811	16,623	14,027	15,356	12,896
Total liabilities	108,818	144,861	189,737	243,165	265,579	196,578	194,847
Total temporary equity	—	29,049	34,635	40,753	48,057	44,247	52,223
Total stockholders’ equity (deficit)	(3,835)	(4,237)	3,483	16,333	26,411	27,504	39,944

(4)	The June 30, 2009 unaudited pro forma balance sheet data have been prepared assuming the conversion or redemption of all outstanding shares of our Preferred Stock into shares of either Class A Common Stock or Class B Common Stock upon the completion of this offering.

Consolidated Statements of Cash Flows Data:	December 31,					June 30,
	2004	2005	2006	2007	2008	2008	2009
(in thousands)
Net cash provided by (used in) operating activities	$8,284	$10,943	$38,928	$30,153	$27,227	$(9,027)	$(37,808)
Net cash used in investing activities	(17,266)	(10,958)	(8,871)	(8,626)	(8,790)	(5,421)	(2,852)
Net cash provided by (used in) financing activities	5,553	30,657	(8,308)	(146)	(18,360)	(1,648)	(1,506)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our selected consolidated financial data and the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the section entitled “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a leading e-commerce company operating in North America and China. Our focus is on selling IT products including computer hardware, software and peripherals, and CE products to consumers and increasingly to small and medium-sized businesses. Since launching our e-commerce platform in 2001, a majority of our net sales and net income have been generated by selling IT products in the United States through our principal U.S. website, www.newegg.com. We have succeeded in building and leveraging our platform, customer base and brand to expand from IT into CE product sales and in growing our e-commerce business outside of the United States in China and Canada.

We have been profitable every year since launching our e-commerce platform in 2001 and have grown rapidly. We generate net sales principally from the sale of IT and CE products and, to a lesser extent, through amounts billed to customers for shipping and handling costs, or freight revenue. In 2008, we generated net sales of $2.1 billion, income from operations of $51.4 million and net income of $28.8 million. For the first half of 2009, we had net sales of $1.1 billion, income from operations of $27.7 million and net income of $15.8 million. As of June 30, 2009, our U.S. website had 12.6 million registered users and 4.1 million active customers.

Our U.S. business model allows us to deploy our capital efficiently. We are able to do this through targeted capital investment, careful management of our working capital and a focus on profitable operations. Since our launch in 2001, we have fueled our growth largely by reinvesting our profits into our business, with limited funding from external sources. Our deep knowledge of our U.S. customers’ buying patterns and the scale of our U.S. business have allowed us to efficiently manage our inventory levels.

We have developed a deep knowledge of our U.S. customers’ buying patterns by utilizing traffic analytics software programs and our internal sales databases to monitor our customers’ purchasing behavior, including how much they spend, what they buy, and the frequency of their purchases. We also utilize exit surveys to enhance our understanding of our customer demographics and preferences. Furthermore, we have well-established relationships with many of our IT vendors because over time we have provided them with an effective and growing sales channel. As a result of these vendors relationships and our scale, we are often able to secure preferential product allocations and better pricing.

Our brand recognition in the United States among our target customers allows us to minimize customer acquisition costs. For December 31, 2006, 2007 and 2008, our advertising and marketing expense as a percentage of net sales has been 1.1%, 1.2% and 1.0%, respectively, which we believe is lower as a percentage of net sales than many of our competitors. In our China operations, because our vendors typically require payment by us upon receipt of goods from them, we will require greater levels of working capital as our sales grow.

Our results of operations are affected by the health of the overall economy in general, as well as the market for IT and CE products in particular. The current economic downturn, which began in late 2007, has had an adverse effect on our overall sales growth, although increasing penetration of online sales and the overall growth of our business has mitigated its impact. For example, the failure of one of our principal competitors, Circuit City, during this time period may have driven incremental business to our website notwithstanding the overall difficult market for IT and CE products. If conditions continue to be challenging, it may have an adverse effect on our future results and render it difficult for us to anticipate future trends and inventory requirements.

The rapidly changing market for IT and CE products also impacts our results as major software and hardware introductions by our vendors can drive sales in a given period. Similarly, our results are impacted by seasonal trends, including the holiday and back-to-school shopping periods. Increasingly, competitive pressures are requiring us to offer shipping at little or no cost to the customer. As a result, we anticipate that shipping will evolve from a historically profitable component of our business to a cost that helps drive product sales.

We were originally incorporated in California on February 4, 2000, as Newegg Computers and operated in concert with several other affiliated companies under common ownership and management. On September 29, 2005, these affiliates were reorganized to become either direct or indirect subsidiaries of Newegg Computers. On the same date, Newegg Computers was reincorporated in Delaware as Newegg Inc. and converted from an S corporation to a C corporation for federal income tax purposes.

Strategic Initiatives

While our longer-term goal is to become the leading online retailing platform, our primary focus in 2009 has been to expand our customer base, establish a market-leading position in China and expand and improve our vendor relationships. We expect to continue to focus on these goals in the near term. We discuss the impact of each of these goals on our financial condition and operating results below.

Expand Our Customer Base. Throughout 2008 and 2009, we attempted to expand our customer base by making improvements to our website functionality, expanding our product offerings, and engaging in targeted marketing campaigns. We expect these efforts to continue at the same rate in the near term. If we are able to expand our customer base, we expect that we will be able to realize greater economies of scale, allowing our revenues to increase at a greater rate than our overhead costs, which will improve our margins and increase profitability. In addition, the increased revenues would give us greater purchasing power, which we expect would allow us to obtain more favorable pricing, resulting in lower cost of goods sold and an increase in our product margins.

Establish a Market-Leading Position in China. In the last two years, we have been taking significant steps to expand our sales beyond the United States, with a focus on China and Canada. For 2006, 2007 and 2008, and the first half of 2008 and 2009, the percentage of sales outside of the United States has been 0.6%, 0.7%, 1.6%, 1.2% and 5.6%, respectively. We expect this trend to continue. In particular, we are in the process of building our e-commerce business in China. The implementation of our e-commerce platform in the Chinese market, while presenting substantial opportunities for growth, also poses many challenges, and we expect to experience such challenges as we attempt to scale our China business to a level that will generate net income. In particular, we will need to overcome low penetration of electronic payment systems, limited local delivery networks and infrastructure, small order sizes, localized and inconsistent government regulation and a consumer base that is not familiar with our brand. In addition, vendors generally offer only cash on delivery payment terms so our working capital requirements in China will grow if our business grows, which is different than what we have experienced in the United States. We also must learn to manage a business in China that includes significant sales of household appliances, a new product category for us.

In the short-term, we plan to expand our sales and increase our market share in China by offering competitive pricing, free delivery, and superior levels of customer service. Because we are focused on capturing market share, we expect to generate minimal or no gross margin in China in the near term, which will negatively impact our overall consolidated gross margins and profitability, while lifting our overall revenues.

We also intend to expand our operations in China by, among other things, opening OPCs and operations facilities in cities where we are not presently located, and to expand OPCs in cities where we presently have smaller facilities, like in Beijing. We expect that these efforts will increase our capital investments in China and negatively impact our profitability on a consolidated basis. In addition, we expect to increase our capital expenditures to complete our China headquarters in Jiading, as further discussed under “Business—Facilities—Jiading Facility Contract and Plans for a Regional Headquarters.”

Expand and Improve Our Vendor Relationships. Throughout 2008 and 2009, we attempted to expand and improve our vendor relationships. We expect these efforts to continue at an increased rate in the near term, particularly in the CE industry. If we are able to expand and secure these relationships and add new brands to the products we carry, we expect that we will increase the number of visitors to our site as well as our revenue and profitability. If we are able to expand or add vendors who sell products to us directly rather than through distributors, we expect that we will be able to bypass distributor markups, resulting in lower cost of good sold and higher product margins for us. In addition, we expect that stronger vendor relationships will result in more favorable pricing and increased vendor incentives, which would result in improved cash flow and higher profit margins.

We discuss each of these strategic initiatives and how we intend to achieve them below under “Business—Our Strategy.”

Geographic Presence

Our corporate headquarters, marketing, purchasing, core customer service and logistics operations are located in and around the City of Industry, California. We maintain regional OPCs in Southern California, Tennessee, New Jersey and Metropolitan Toronto to fulfill customer orders in the United States and Canada, and several smaller OPCs in China, each generally intended to fulfill or distribute orders predominantly in their immediate metropolitan areas. We have opened and operate global support service operations in China, including website development, e-mail and live chat customer service, management information systems support, product management and other back-office support, in order to benefit from lower costs there. We also provide website development shared services from our Taipei, Taiwan location.

Performance Metrics

We review various performance metrics to help us evaluate our financial condition and operating performance. Management reviews the following financial metrics by geography: product sales, freight revenue, product and freight margin, vendor incentives, income from operations and adjusted EBITDA, which is measured by net income adjusted to add back our provision for income taxes, interest income, interest expense and non-cash expenses relating to depreciation, amortization and stock-based compensation expense. In addition, management reviews certain non-financial measures such as the number of total visits to our website, average order value, active customers, number of new customers, activity by new and repeat customers, shipping and delivery times and customer satisfaction ratings.

Basis of Presentation

General

We report consolidated operations in U.S. dollars and operate in two geographic segments: North America and China. The North America segment is comprised of our operations in the United States and Canada. For further discussion of financial information about our geographical areas and reportable segments, see Note 17, “Segment and geographical information,” to our consolidated financial statements, which are included elsewhere in this prospectus.

Net Sales

Our net sales consist primarily of online retail sales to end users of IT and CE products. Major IT product categories include hard drives, personal computers and laptops, memory products, and central processing units, or CPUs. Major CE product categories include home video equipment, digital cameras, video games and consoles and home audio equipment. We offer a broad selection of brand-name products and sell our in-house brands, ABS and Rosewill, for certain IT components and peripherals, which are manufactured to our specifications by third parties. We recognize revenue from the sale of products upon customer receipt of the items ordered. However, in North America, payment generally occurs when customers place orders, their payment methods are approved and items are shipped. This results in our deferring recognition of revenue from the time of actual payment to the time ordered items are received by our customer, which is generally a few days later.

We believe the principal factors affecting our net sales include the number of unique visits to our website, our ability to convert those visits to orders and the average order value. We seek to increase each of these three measures in order to increase our net sales. The number of orders we received has increased each year since we began operations in 2001. Average order value and our ability to convert visits to orders have fluctuated from time to time, and we anticipate that they will continue to do so in the future in response to economic conditions, product mix, new product releases, the level of competition we face, the type of marketing channels we utilize and purchasing patterns of our customer base.

Our net sales are reported net of anticipated returns, allowances and credit card chargebacks, which are all estimated from historical experience. We also offer discounts, mail-in rebates and customer promotional programs, which we record as reductions in sales based on anticipated redemption rates estimated from historical experience. Freight revenues are recorded for amounts billed to our customers and are recognized at the time of product delivery. Revenue from the sale of gift cards is deferred and included in net sales when the cards are redeemed. We record revenue from the sale of third-party extended warranty programs on a net basis and include solely our commission on warranty sales at the time of sale.

Cost of Sales

Our cost of sales is primarily composed of the cost of the products we sell. Our cost of sales also includes the cost of shipping goods to us and to our customers, charges and reserves related to scrapped, refurbished, lost, slow-moving or obsolete inventory, and prior to February 2005, the estimated cost of fulfilling extended warranties.

Cost of sales is partially offset by payments we earn under vendor incentive programs, or VIPs, such as marketing development funds that vendors give to us to advertise their products, cooperative marketing programs jointly funded with vendors, price protection refunds to offset reductions in the manufacturer’s suggested retail price and volume incentive rebates. These VIPs are typically conditioned on our purchase or the sale of minimum quantities of products from the manufacturer, and therefore we treat these program payments as reductions to the prices we pay to vendors for their products. However, when the inventory relating to a vendor incentive program is still on hand at the end of an accounting period, the related payment is recorded as a reduction to inventory for the period. Reimbursements from VIPs are often received up to two quarters after they are earned, resulting in accounts receivable from such vendors.

Selling, General and Administrative Expenses

The largest component of our selling, general and administrative expenses is employee compensation costs. As of June 30, 2009, we employed 2,062 full-time employees, of which approximately half were based in China. Employees based in China perform e-commerce services and various shared service functions such as website development and maintenance, customer service, general administration, product management, purchasing and marketing. We also employ temporary personnel to meet our needs in areas such as customer service and fulfillment during seasonal peaks in orders. We expect our compensation costs to increase as we add new employees in order to service our anticipated growth initiatives in China, Canada and the United States. In 2008, we began recognizing stock-based compensation expense for stock option grants and stock grants we awarded or modified in 2008. Our stock option grants typically vest between four and eight years from the date of grant.

Other significant components of selling, general and administrative expenses include payment and credit card processing fees and direct costs for advertising and marketing (which include search engine referral fees). In addition, selling, general and administrative expenses includes depreciation and amortization, professional fees, litigation costs, rent expense, information technology expenses, warehouse costs, office expenses and other general corporate costs.

Interest Income and Expense

Interest income is earned on cash invested in money market accounts or certificates of deposit. Interest expense includes the interest we are charged on our debt and capital leases.

Other (Income) Expense, Net

Other (income) expense, net, consists of foreign exchange gains and losses and other non-operating items.

Provision for Income Taxes

The provision for income taxes is composed of federal, state, local and foreign taxes based on income. Prior to 2005, we were organized as an S Corporation and were exempt from federal income taxes in the United States.

Net Loss Attributable to the Noncontrolling Interest

We sell our products on www.newegg.com.cn in China through a series of contractual relationships with Shanghai Newegg E-Business Co., Ltd., or Newegg E-Business, which is domiciled in China and whose capital stock is wholly-owned by two citizens of China who are relatives of our Principal Stockholder.

Because Newegg E-Business is a variable interest entity and we are the primary beneficiary of the activities of that entity, its financial results are included in our consolidated financial statements for the years ended December 31, 2006, 2007 and 2008 and the first half of 2008 and 2009. SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,” or SFAS 160, requires an entity to present most noncontrolling interests as a component of equity and also requires an entity to present net income and consolidated comprehensive income attributable to the parent and the noncontrolling interest separately in the consolidated financial statements.

Upon adoption of SFAS 160 on January 1, 2009, operating results from Newegg E-Business are reported as a component of stockholders’ equity in the consolidated balance sheets for all periods presented. Net income attributable to us in the consolidated statements of income excludes the net loss attributable to Newegg E-Business as compared to the previous standard, where net loss attributable to minority interests was included in the determination of net income attributable to us.

For a further discussion of this relationship, see Principles of Consolidation in Note 2, “Summary of Significant Accounting Policies,” to our consolidated financial statements, which are included elsewhere in this prospectus.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales, costs and expenses, as well as the disclosure of contingent assets and liabilities and other related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of our assets and liabilities that are not readily apparent from other sources. In many instances, we could have reasonably used different accounting estimates. Actual results could differ from those estimates, and we include any revisions to our estimates in our results for the period in which the actual amounts become known.

We believe the critical accounting policies described below affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our historical consolidated financial condition and results of operations:

Revenue Recognition

We recognize revenue on our product sales to customers when persuasive evidence of an arrangement exists, both title and risk of loss are passed to the customer upon delivery of the products, the sales price is fixed or determinable and collectability is reasonably assured. We generally require payment by credit card upon placement of an order, and to a limited extent, grant credit to business customers on 30-day terms. Net sales are reported net of estimated returns and allowances, and credit card chargebacks, based on historical experience. Amounts billed to customers for shipping and handling costs are included in net sales. Amounts collected, or amounts invoiced and due, related to net sales where receipt by the customer has not yet occurred or revenue cannot be recognized, are reflected on the balance sheet as deferred revenue and are recognized when the applicable revenue recognition criteria have been satisfied.

For all products that are directly shipped from suppliers to customers, a practice we refer to as virtual fulfillment, we take title to these products only upon shipment. Because we bear the inventory and credit risks when we take title, sales under these arrangements are recognized at the gross sales amount upon receipt of the product by the customer.

We offer extended warranty programs for various products on behalf of an unrelated third-party. We account for the sale of separate extended warranty programs in accordance with Emerging Issues Task Force, or EITF No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent.” We record revenue from the sale of extended warranty programs on a net basis at the time of sale, as we are not the primary obligor of the extended warranty program and have no ongoing obligation. Revenue earned from the sale of extended warranties during the years ended December 31, 2006, 2007 and 2008 and the first half of 2008 and 2009 was not material to the consolidated financial statements.

We frequently offer sales incentives including discounts, mail-in rebates, and other customer promotional programs, which are recorded as reductions of revenue in accordance with EITF No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).”

Sales are reported net of estimated returns and allowances and credit card chargebacks, based on historical experience. Our return policy is generally 30 days. At each period end, we analyze the pattern of returns over the trailing 24 months and record a reserve to reverse the estimated sales that are expected to be returned. Historically, our actual return rate has not fluctuated materially from these estimates. We also estimate a reserve for credit card chargebacks based on historical experience. The effect of these chargebacks on revenues has historically not been significant.

Payments Received from Vendors

We engage in the preferential placement of advertisements for certain products and links on our website on behalf of sponsoring vendors and manufacturers to ensure greater visibility with consumers. We may also promote certain products in trade magazines and other advertising or marketing programs. The amounts we will receive under these and other VIPs are accounted for in accordance with EITF No. 02-16, “Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor.” We account for such payments as a reduction of the price we pay vendors for their products. Such price reductions are recognized as a reduction of cost of sales in the consolidated statements of income or, if the product inventory is still on hand at the reporting date, as a reduction to inventory in the consolidated balance sheets. Amounts due to us from vendors pursuant to VIPs, net of allowances, are included in the accompanying consolidated balance sheets in accounts receivable. On a limited basis, we receive direct reimbursements for costs incurred by us in advertising our vendors’ products. In these instances, the amounts we receive are recorded as an offset to marketing expenses in our consolidated statements of income.

Allowance for Doubtful Accounts

We maintain an allowance for uncollectible receivables relating to VIPs. We determine the sufficiency of the vendor receivables allowance based upon historical experience and other factors. Amounts received from vendors may vary from amounts recorded in the event of non-compliance with certain elements of vendor programs. If actual experience with these factors varies significantly from our estimates, we may be required to adjust our allowance. Historical variances of these amounts from our estimates have not resulted in material adjustments to our financial statements. In addition, as we increasingly extend 30-day credit terms to our business customers, we expect our allowance for uncollectible receivables to increase.

Cost of Sales

Inventory consists of finished goods available-for-sale and is valued at the lower of cost or market, determined using the first in, first out method. We purchase inventory from suppliers both domestically and internationally, primarily in Taiwan and China. We believe that our products are generally available from more than one supplier, and we maintain multiple sourcing arrangements for most products we offer. Because of the continued demand for our products, we primarily purchase products in bulk quantities to take advantage of quantity discounts and to ensure inventory availability. Inventory is reported net of inventory reserves for slow-moving, obsolete or scrap product, which are established based on specific identification of slow-moving items and the evaluation of overstock considering anticipated sales levels. Generally, we fully reserve for inventory if it remains unsold for 180 days. If actual market conditions are less favorable than those anticipated by management, additional reserves may be required.

In-bound freight-related costs are included as part of the cost of merchandise held for resale. Out-bound shipping and handling costs for product shipments to our customers are also included in cost of sales.

Income Taxes

We utilize the liability method of accounting for income taxes. Significant judgment is required in determining the consolidated provision for income taxes and evaluating our tax positions. In the ordinary course of business, there are many transactions and calculations for which the ultimate tax settlement is uncertain. As a result, we recognize tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite our belief that our tax return positions are supportable, we believe that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. We are required to file income tax returns in the United States and various foreign jurisdictions, which requires us to interpret the applicable tax laws and regulations in effect in such jurisdictions. Such returns are subject to audit by the various federal, state and foreign taxing authorities, who may disagree with respect to our tax positions. We believe that our accruals for tax liabilities are adequate for all open audit years based on our assessment of many factors, including past experience and interpretations of tax law. We review and update our estimates in light of changing facts and circumstances, such as the closing of a tax audit, the lapse of a statute of limitations or a material change in estimate. To the extent that the final tax outcome of these matters differs from our expectations, such differences will impact income tax expense in the period in which such determination is made.

Effective January 1, 2007, we adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109, ‘Accounting for Income Taxes,’” relating to uncertain tax positions which prescribes a recognition threshold and measurement process for recording in our consolidated financial statements uncertain tax positions taken, or expected to be taken, in a tax return. FIN 48 also provides guidance on the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The standard requires us to recognize the financial statement effects of an uncertain tax position when it is more likely than not that such position will be sustained upon audit. The adoption of this standard effective January 1, 2007 had no material effect on our consolidated financial statements. As of December 31, 2008, we have increased our accrual for uncertain tax benefits as discussed in Note 10, “Income Taxes,” to our consolidated financial statements.

In addition to estimates inherent in the recognition of taxes payable, we estimate the likelihood that we will be able to recover our deferred tax assets each reporting period. Realization of our deferred tax assets is dependent upon future taxable income. To the extent we believe it is more likely than not that some portion or all of our net deferred tax assets will not be realized, we establish a valuation allowance recorded against deferred tax assets. Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence including past operating results, estimates of future taxable income and the feasibility of ongoing tax planning strategies. As further discussed in Note 10, “Income Taxes,” to our consolidated financial statements, we have established a valuation allowance against certain deferred tax assets relating to net operating losses for certain taxable entities which are not expected to be realizable within the prescribed carryforward periods. In the event we were to determine that such deferred tax assets would be realizable in the future, we would adjust the valuation allowance, which would reduce the provision for income taxes. If additions to the valuation allowance are warranted in the future, such adjustments would increase the provision for income taxes.

Stock-Based Compensation

The following table summarizes our stock option and stock grants to our employees and a non-employee member of our Board since 2006:

Date of Issuance	Number of Shares Granted	Number of Shares Subject to Options Granted	Exercise Price Per Share	Estimated Fair Value of Common Stock Per Share	Intrinsic Value Per Share
February 2008	—	3,555,878	$7.45	$7.45	$0
October 2008	—	2,418,200	5.16	5.16	0
November 2008	—	400	5.16	5.16	0
March 2009	107,019	—	—	5.18	5.18
September 2009	—	1,746,352	8.27	8.27	0
October 2009	—	31,100	8.27	8.27	0

We account for stock-based compensation in accordance with Statement of Financial Accounting Standard No. 123 (Revised 2004), “Share-Based Payment,” or SFAS 123R, which was adopted on January 1, 2006. SFAS 123R requires all stock-based awards to employees and directors to be recognized as stock-based compensation expense based upon their fair values over the requisite service period for awards expected to vest. We adopted SFAS 123R by utilizing the “modified prospective” method. This method requires the stock-based compensation expense to be recognized beginning January 1, 2006 for all new stock-based awards granted after this date and for all awards that remain unvested as of that date. For the first half of 2008 and 2009, stock-based compensation expense totaled $0.6 million and $1.9 million respectively. For the year ended December 31, 2008, stock-based compensation expense totaled $2.4 million, which includes expense related to an award modification. For the years ended December 31, 2006 and 2007, we had no stock-based compensation.

We use the Black-Scholes-Merton option pricing model to estimate the fair value of stock-based payment awards on the date of grant. Determining the fair value of stock-based awards at the grant date under this model requires judgment, including estimating our value per share of Class A Common stock, volatility, expected term and risk-free rate. The assumptions used in calculating the fair value of stock-based awards represent our best estimates. These estimates involve inherent uncertainties and the application of management judgment. The assumptions we used in the valuation model are based on subjective future expectations combined with management judgment. If any of the assumptions used in the Black-Scholes-Merton model change significantly, stock-based compensation for future awards may differ materially from the awards granted previously.

In the absence of a public trading market, our Board, in conjunction with an unrelated valuation firm, considered numerous objective and subjective factors to determine its best estimate of the fair market value of our common stock as of the date of each option grant, including but not limited to, the following factors: (i) the rights, preferences and privileges of our preferred stock relative to the common stock; (ii) our performance and stage of development; (iii) the prices paid for our preferred stock in August 2008; and (iv) the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options. In valuing our Class A Common Stock, we first determine a business enterprise value by taking an average of the values calculated under three valuation approaches—one income valuation approach and two market valuation approaches. In connection with the grant of options in October and November 2008, we determined our business enterprise value using the average of these three approaches and the implied value of the Company based on recent transactions involving the sale and purchase of our Series A Preferred Stock. Once we determine our business enterprise value, that value is allocated to our Class A Common Stock on a non-marketable minority interest basis. We have various classes of securities, and it is necessary for us to value each class of security for purposes of arriving at the value of the Class A Common Stock. We used an options-based methodology for allocating the estimated aggregate value to each of our securities using the Black-Scholes-Merton pricing model.

The income approach quantifies the present value of the future cash flows that management expects to achieve from continuing operations. These future cash flows are discounted to their present values using a rate corresponding to our estimated weighted average cost of capital. The discount rate reflects the risk inherent in our cash flows and the market rates of return available from alternative investments of similar type and quality as of the valuation date. Our weighted average cost of capital was calculated by weighting the required return on interest-bearing debt and common equity capital in proportion to their estimated percentages in our capital structure.

The market approach considers multiples of financial metrics based on acquisition values or quoted trading prices of comparable public companies. By reference to the trading and transaction values of publicly traded peers, we calculate a multiple of key metrics implied by their trading price or acquisition values. Based on the range of these observed multiples, we apply judgment in determining an appropriate multiple to apply to our metrics in order to derive an indication of value. As these multiples are observed in public company prices, we apply a marketability discount to reflect the fact that our common stock is not traded on a public exchange. The amount of the discount varies based on our expectation of effecting a public offering of our common stock within the ensuing twelve months.

The valuation of our Class A Common Stock underlying the stock option exercise price has changed significantly between February 2008 and September 2009. The following significant events and changes in key assumptions have impacted our valuation at various dates.

In February 2008, we granted 3,555,878 options at an exercise price of $7.45 per share, which was the fair value of our Class A Common Stock based on the most recent contemporaneous valuation. The contemporaneous valuation was based on an equal weighting of the income and market approaches. We applied a marketability discount of 10% based on our expectation of effecting a public offering of our Class A Common Stock within the ensuing twelve months. While we believed at the time there was a high likelihood of a public offering within the ensuing twelve months, we applied this marketability discount to reflect lack of similar transactions and changing market dynamics.

In October and November 2008, we granted a total of 2,418,600 options at an exercise price of $5.16 per share, which was the fair value of our Class A Common Stock based on the most recent contemporaneous valuation. The fair value of our Class A Common Stock decreased from the previous valuation due to a higher marketability discount of 15%, lower market multiples for comparable companies due to an overall decrease in valuations in the public markets and reduced projections of debt-free cash flow due to increased uncertainty about the direction and stability of the global economy. During August 2008, we exercised our right of first refusal and repurchased approximately 3.3 million shares of our Series A convertible Preferred Stock for $15.0 million, or $4.60 per share. In addition, one of our stockholders sold a portion of his holdings to a third party that is unrelated to us at a price of $5.21 per share. The value of our company implied by these transactions was consistent with the valuation implied using the other three methods. We increased the marketability discount on our Class A Common Stock from the previous valuation to reflect a reduced expectation of a successful near to medium-term liquidity event given the state of the capital markets.

In 2008, our CEO earned an annual bonus of $0.6 million which was subsequently paid in 107,019 shares of Class A Common Stock in March 2009. The number of shares issued in March 2009 was based on a valuation of $5.18 per share, which was the fair value of our Class A Common Stock based on the most recent contemporaneous valuation. The Class A Common Stock value includes the application of a 15% marketability discount which was unchanged from the previous valuation. The price reflected the continued uncertainty in the financial markets and market multiples of comparable public companies.

In September and October, 2009, we granted 1,777,452 options to purchase Class A Common Stock at an exercise price of $8.27 per share, which our Board determined was the fair market value of our Class A Common Stock on the dates of such grants. Public market valuations, including the valuations of companies in our peer group, increased significantly during the period from March to September 2009. This resulted in an increase in market multiples that we applied to our financial metrics.

In determining the fair market value for the September and October 2009 grants, we applied a range of observed multiples from acquisition values of publicly traded companies of 0.22x to 0.25x of revenues and 7.5x to 8.5x of EBITDA, which is measured by net income adjusted to add back our provision for income taxes, interest income, interest expense and non-cash expenses relating to depreciation and amortization.

Under the market multiple of publicly traded companies approach, we applied a range of observed multiples of 5.5x to 7.5x of EBITDA, 13.0x to 17.0x of net income, and 6.5x to 8.5x of EBIT, which is measured by net income adjusted to add back our provision for income taxes, interest income, and interest expense.

Between March and September 2009, we continued to experience growth in our North American business and higher growth in our China business. At the time, we expected this growth to continue at a steady but declining rate for several years and future growth in debt-free cash flow to be tempered by expansion in China as we accommodated the shorter payment terms generally provided by vendors in China. We used these management estimates to determine the fair market value for the September and October 2009 grants under the income approach and applied discount rates ranging from 19% to 21% and terminal multiples of 4.5x to 5.5x.

By September 2009, we had also selected underwriters to begin the initial public offering process and had observed an improvement in the market for initial public offerings. As such, we reduced our non-marketability discount to 5% to reflect the expectation of a public offering of our Class A Common Stock within the ensuing twelve months. We also assumed that the liquidation preference on our Series B-1 Preferred Stock would range from 1x to 1.5x and on our Series B-2 Preferred Stock would range from 1x to 2x.

The range of assumptions discussed above resulted in a range of valuations for our Class A Common Stock of $7.52 to $9.02 per share. Based on the midpoint of this range, our Board concluded that the fair market value of our Class A Common Stock was $8.27 per share for our September and October 2009 grants. We believe that each of the assumptions underlying these valuation determinations were reasonable in light of the then current market events, our expectations with regard to an initial public offering and our plans for future growth and expansion of our business. Each of these assumptions are subject to a high degree of uncertainty and our actual earnings growth, timing and price range of a future initial public offering and future market valuations for our Class A Common Stock may vary significantly from these estimates. For example, had we assumed a non-marketability discount of 0%, our range of valuations of our Common Stock would have been $7.92 to $9.49, the mid-point of which is $8.71. While changes in these assumptions may give rise to changes in the valuation of our Common Stock, we do not expect that any such changes would have a material impact on our consolidated financial statements.

The risk-free interest rate is based on the United States Treasury yield of those maturities that are consistent with the expected term of the stock option in effect on the grant date of the award. Dividend rates are based upon historical dividend trends and expected future dividends. As we do not have significant historical experience of similar awards, the average expected life of our stock options was determined according to the “SEC simplified method” as described in SAB No. 107, Shared Based Payment, which is the midpoint between the vesting date and the end of the contractual term. As we have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future, a zero dividend rate is assumed in our calculation. Because our stock is not publicly traded and we have no historical data on the volatility of our stock, our expected volatility is estimated by analyzing the historical volatility of comparable public companies.

The amount of stock-based compensation we recognize during a period is based on the portion of the awards that are ultimately expected to vest. We estimate option forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates.

Results of Operations

The following table sets forth, for the periods indicated, summary information from our consolidated statements of income (in thousands, except percentages):

	Year Ended December 31,						Six Months Ended June 30,
	2006	% of Net Sales	2007	% of Net Sales	2008	% of Net Sales	2008	% of Net Sales	2009	% of Net Sales
Net sales	$1,468,145	100.0%	$1,863,216	100.0%	$2,108,699	100.0%	$1,029,740	100.0%	$1,105,474	100.0%
Cost of sales	1,325,746	90.3	1,670,978	89.7	1,873,617	88.9	918,065	89.2	984,466	89.1

Gross profit	142,399	9.7	192,238	10.3	235,082	11.1	111,675	10.8	121,008	10.9
Selling, general and administrative expenses	121,577	8.3	162,431	8.7	183,683	8.7	89,339	8.7	93,320	8.4

Income from operations	20,822	1.4	29,807	1.6	51,399	2.4	22,336	2.2	27,688	2.5
Interest income	(1,167)	(0.1)	(1,814)	(0.1)	(1,130)	(0.1)	(615)	(0.1)	(298)	(0.0)
Interest expense	1,600	0.1	1,133	0.1	1,498	0.1	770	0.1	542	0.0
Other (income) expense, net	(137)	(0.0)	(856)	(0.0)	(251)	(0.0)	(135)	(0.0)	(82)	(0.0)

Income before provision for income taxes, loss on equity method investment and net loss attributable to the noncontrolling interest	20,526	1.4	31,344	1.7	51,282	2.4	22,316	2.2	27,526	2.5
Provision for income taxes	8,155	0.6	12,692	0.7	22,005	1.0	8,955	0.9	11,729	1.1
Loss on equity method investment	—	—	—	—	447	0.0	319	0.0	—	—

Net income	12,371	0.8	18,652	1.0	28,830	1.4	13,042	1.3	15,797	1.4
Net loss attributable to the noncontrolling interest	243	0.0	—	—	—	—	—	—	301	0.0

Net income attributable to Newegg Inc.	12,614	0.9	18,652	1.0	28,830	1.4	13,042	1.3	16,098	1.5
Accretion of Series B-1 and B-2 redeemable convertible Preferred Stock	5,185	0.4	6,138	0.3	7,304	0.4	3,494	0.4	4,166	0.4

Net income available to common stockholders of Newegg Inc.	$7,429	0.5%	$12,514	0.7%	$21,526	1.0%	$9,548	0.9%	$11,932	1.1%

Comparison of the Six Months Ended June 30, 2008 to the Six Months Ended June 30, 2009

Net Sales. Net sales grew 7.4%, from $1.03 billion in the first half of 2008 to $1.11 billion in the first half of 2009. Sales in China grew from $12.7 million to $54.4 million and sales in North America grew from $1.02 billion to $1.05 billion. North American growth was driven by a 22.6% increase in sales of CE products in the United States, from $96.1 million in the first half of 2008 to $117.8 million in the first half of 2009. The majority of our growth in CE product sales in the United States came from increased sales of home video, home audio and video game console products. Our growth in CE product sales is driven by stronger relationships with CE product vendors, an expanded product line, increased exposure to those products on our website and an increased focus on marketing to our existing and new customers that are interested in buying CE products. We expect this growth trend in CE product sales to continue, although at a reduced rate. Sales of IT products in the United States were flat in the first half of 2009 relative to the first half of 2008. Increased sales of personal computers and laptops were offset by decreased sales of memory and CPUs. The decreased sales of memory and CPUs were due to lower average selling prices resulting from competitive pricing in the marketplace. As the economy recovers, we expect that average selling prices will stabilize and possibly increase over time.

North American growth was also driven by a 39.3% increase in visits to our U.S. website, which resulted in a 26.0% increase in active customers, from 3.3 million as of June 30, 2008 to 4.1 million as of June 30, 2009. The resulting increase in the total number of orders from the first half of 2008 to the first half of 2009 was partially offset by a decrease in average order value from approximately $212 in the first half of 2008 to approximately $183 in the first half of 2009. The decrease in average order value was a result of competitive pricing in the marketplace, decreases in the average selling price of certain IT components including memory, CPUs and laptops, and a slight decrease in the number of items per order. We expect these trends to fluctuate over time.

Freight revenue generated by product shipments decreased 7.4% from $48.2 million in the first half of 2008 to $44.7 million in the first half of 2009 primarily due to increased promotional shipping programs and discounts provided to our customers in 2009 to stimulate product sales. We have increasingly offered free delivery in order to drive product revenue growth and expect to continue to do so in future periods.

Gross Profit. Our gross profit grew 8.4% from $111.7 million in the first half of 2008 to $121.0 million in the first half of 2009. Gross margin increased from 10.8% of net sales in the first half of 2008 to 10.9% in the first half of 2009.

Product gross profit primarily consists of product sales less the cost of products sold, inbound freight costs, inventory reserves and write-offs. Product gross profit increased $0.3 million, or 0.5%, from $70.2 million in the first half of 2008 to $70.5 million in the first half of 2009. As a percentage of net sales, our product gross margin decreased from 6.8% in the first half of 2008 to 6.4% in the first half of 2009. This decrease was primarily due to increased promotional pricing in order to compete with the prices offered by our competitors and a decrease in the average selling price of certain IT products, including memory, CPUs and laptops. We monitor market conditions regularly and adjust our pricing as necessary to remain competitive in the marketplace.

Amounts we earn under VIPs, which reduce the cost of inventory sold, increased by $17.1 million, or 50.3%, from $34.0 million in the first half of 2008 to $51.1 million in the first half of 2009. As a percentage of net sales, these incentives increased 1.3 percentage points, from 3.3% in the first half of 2008 to 4.6% in the first half of 2009. We believe vendor incentives increased as manufacturers attempted to stimulate market activity through the increased use of product promotions and advertising on our website to offset the impact of the negative macroeconomic environment. We also believe that manufacturers re-allocated more marketing funds to us that were previously allocated to other retailers that either went bankrupt, like Circuit City, or were perceived as being less efficient or effective retail channels. We are uncertain whether manufacturers will continue to offer similar levels of marketing programs in future periods.

Our freight profit consists of the amount we charge our customers for shipping orders to them, less related outbound shipping costs. For the first half of 2008, the amount we billed to customers for shipping and handling totaled $48.2 million and our related outbound shipping costs were $40.7 million, resulting in a freight profit of $7.5 million. For the first half of 2009, the amount we billed to customers for shipping and handling totaled $44.7 million and our related outbound shipping costs were $45.3 million, resulting in a freight loss of $0.6 million. This resulted in a freight profit decrease of $8.1 million, or 108.3%. This decrease was due to increased use of shipping promotions to drive sales of our products and to compete with shipping promotions offered by our competitors.

One of the key elements of our long-term strategy is to establish a market-leading position and expand our sales in China. In an effort to accomplish this, for the first half of 2009, our short-term strategy in China has been to increase market share by offering competitive prices, including free shipping promotions, which has resulted in negative gross profit of $0.3 million. We believe that we have been successful in growing our market share, and going forward, intend to manage our business to try to generate gross profits on future sales in the China market. As China net sales become a greater percentage of our consolidated net sales, our consolidated gross profit margin will likely be adversely impacted, at least in the near term.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $4.0 million, or 4.5%, from $89.3 million in the first half of 2008 to $93.3 million in the first half of 2009. The first half of 2008 includes a reserve for legal matters that was not incurred in the first half of 2009. Excluding these costs, selling, general and administrative expenses increased $6.8 million, or 7.8% from the first half of 2008 to the first half of 2009. Salary and other compensation expenses increased $2.1 million, or 6.0%, of which $0.8 million is primarily due to the increase in the number of full-time employees from 1,963 employees at June 30, 2008 to 2,062 at June 30, 2009, including recent additions to senior management in China to help focus and grow our operations in China. The remainder of the increase in salaries and other compensation expenses is due to a $1.3 million increase in stock-based compensation, from $0.6 million in the first half of 2008 to $1.9 million in the first half of 2009, related to grants awarded in February and October of 2008 and an award modification in October 2008.

We also experienced a $1.0 million, or 4.9%, increase in credit card and payment processing fees from the first half of 2008 to the first half of 2009. This increase in expense was primarily caused by an increase in net sales in North America.

Advertising and marketing expenses increased $2.4 million, or 23.2%, from $10.4 million in the first half of 2008 to $12.8 million in the first half of 2009. As a percentage of net sales, advertising and marketing expenses were fairly consistent at approximately 1% in the first half of both 2008 and 2009. Depreciation and amortization expense increased slightly from $5.3 million in the first half of 2008 to $5.5 million in the first half of 2009.

Interest Income and Expense. Interest income decreased from $615,000 in the first half of 2008 to $298,000 in the first half of 2009. This decrease was reflective of overall decreases in the average cash balances and interest rates in the first half of 2009, as compared to the first half of 2008. Interest expense decreased from $770,000 in the first half of 2008 to $542,000 in the first half of 2009. This decrease was due to a decrease in the average outstanding debt balance in the first half of 2009, as compared to the first half of 2008.

Other (Income) Expense, Net. Other income, net was $82,000 in the first half of 2009, compared to other income, net of $135,000 in the first half of 2008.

Income Taxes. Our provision for income taxes increased to $11.7 million in the first half of 2009, from $9.0 million in the first half of 2008. Our effective tax rate increased from 40.7% in the first half of 2008 to 42.6% in the first half of 2009, due primarily to increases in the valuation allowance on certain deferred tax assets and foreign income not taxed at the federal income tax rate.

Comparison of the Year Ended December 31, 2007 to the Year Ended December 31, 2008

Net Sales. Net sales grew 13.2%, from $1.86 billion in 2007 to $2.11 billion in 2008. Sales in China grew from $13.4 million to $31.3 million and sales in North America grew from $1.85 billion to $2.08 billion. North American growth was driven by a 42.5% increase in visits to our U.S. website, which resulted in a 22.7% increase in active customers, from 3.2 million in 2007 to 4.0 million in 2008. The resulting increase in the total number of orders from 2007 to 2008 was partially offset by a decrease in average order value from approximately $224 in 2007 to approximately $203 in 2008. The decrease in average order value was a result of competitive pricing in the marketplace and a decrease in the number of items per order.

Sales of IT products in the United States grew 9.7% from $1.59 billion in 2007 to $1.74 billion in 2008. The majority of our growth in IT product sales in the United States came from increased sales of personal computers, laptops, hard drives and printers and scanners. CE product sales in the United States grew $54.2 million from $175.5 million in 2007 to $229.7 million in 2008, a 30.9% increase. The majority of our growth in CE product sales in the United States came from increased sales in the home video, home audio, and video game console categories.

Freight revenue generated by product shipments in 2008 increased 11.9% from $87.7 million in 2007 to $98.1 million in 2008 primarily due to an increase in sales order volume, offset by increased promotional shipping programs and discounts provided to our customers in 2008 to stimulate product sales.

Gross Profit. Our gross profit grew 22.3% from $192.2 million in 2007 to $235.1 million in 2008. Gross margin increased from 10.3% of net sales in 2007 to 11.1% in 2008.

Product gross profit grew $0.8 million, or 0.6%, from $127.0 million in 2007 to $127.7 million in 2008. As a percentage of net sales, our product gross margin decreased from 6.8% in 2007 to 6.1% in 2008. This decrease was primarily due to increased promotional pricing in order to compete with the prices offered by our competitors, particularly within our CE categories.

Amounts we earned under VIPs, which reduce the cost of inventory sold, increased by $43.3 million, or 86.0%, from $50.4 million in 2007 to $93.7 million in 2008. As a percentage of net sales, these incentives increased 1.7 percentage points, from 2.7% in 2007 to 4.4% in 2008. We believe the vendor incentives increased as we continued to establish and expand our marketing relationships with certain manufacturers, and manufacturers attempted to stimulate market activity through the increased use of product promotions and advertising on our website to offset the impact of the negative macroeconomic environment.

Our outbound shipping costs increased $11.7 million, or 16.1%, from $72.8 million in 2007 to $84.5 million in 2008. This increase was proportionate to the increase in our net sales. However, our resulting freight profit decreased $1.2 million, or 8.3%, from $14.9 million in 2007 to $13.7 million in 2008, mostly due to increased fuel surcharges and our efforts to remain competitive with other online retailers offering free or low-cost shipping. As a result, our freight margin as a percentage of net sales decreased 0.2%, from 0.8% in 2007 to 0.6% in 2008.

Our net sales in China did not have a material impact on our consolidated gross profit during 2007 or 2008.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $21.3 million, or 13.1%, from $162.4 million in 2007 to $183.7 million in 2008. Salary and other compensation expenses increased $13.7 million, or 23.3%, from 2007 to 2008, of which $9.2 million is primarily due to the fact that our average number of full-time employees increased by approximately 235 employees and $2.1 million is due to an increase in bonus compensation from 2007 to 2008. Furthermore, included in salary and other compensation expenses in 2008 is stock-based compensation totaling $2.4 million resulting from 2008 option grants and an award modification in 2008, whereas no expense was recognized in 2007 as there were no grants vesting during 2007.

We also experienced a $5.1 million, or 13.8%, increase in credit card and payment processing fees from 2007 to 2008, which is consistent with the increase in net sales from 2007 to 2008. In addition, depreciation and amortization expense increased $3.1 million, or 38.7%, from 2007 to 2008, primarily due to our Edison, New Jersey OPC which opened in September 2007, for which we incurred a full year of depreciation expense in 2008, but only four months of depreciation expense in 2007.

Interest Income and Expense. Interest income decreased from $1.8 million in 2007 to $1.1 million in 2008. This decrease was due to decreases in interest rates in 2008, as compared to 2007. Interest expense increased from $1.1 million in 2007 to $1.5 million in 2008. This increase was due to an increase in the average outstanding debt balance in 2008, as compared to 2007.

Other (Income) Expense, Net. Other income, net was $0.3 million in 2008 compared to other income, net of $0.9 million in 2007.

Income Taxes. Our provision for income taxes increased to $22.0 million in 2008, from $12.7 million in 2007. Our effective tax rate increased to 43.3% in 2008, from 40.5% in 2007. The increase in our provision for income taxes primarily resulted from increases in federal and state income taxes, driven by higher taxable income in 2008, as compared to 2007. The increase in our provision also includes an increase in the valuation allowance on certain deferred tax assets and foreign income not taxed at the federal income tax rate in 2008.

Comparison of the Year Ended December 31, 2006 to the Year Ended December 31, 2007

Net Sales. Net sales grew 26.9%, from $1.47 billion in 2006 to $1.86 billion in 2007. Sales in China grew from $8.4 million to $13.4 million and sales in North America grew from $1.46 billion to $1.85 billion. North American growth was driven by a 41.6% increase in visits to our U.S. website, which resulted in a 12.8% increase in active customers, from 2.9 million in 2006 to 3.2 million in 2007. The total number of orders increased by approximately 27% from 2006 to 2007, while the average order value remained consistent at approximately $224 in both 2006 and 2007.

Sales of IT products in the United States grew 26.6% from $1.25 billion in 2006 to $1.59 billion in 2007. The majority of our growth in IT product sales in the United States came from increased sales in hard drives, personal computers, laptops, software, memory, cases, and CPUs. We believe the release of Microsoft Vista positively impacted software sales, as well as sales of memory, hard drives, and CPUs, as consumers needed additional system requirements to accommodate the new software. CE product sales in the United States grew $49.9 million from $125.6 million in 2006 to $175.5 million in 2007, a 39.6% increase. The majority of our growth in CE product sales in the United States came from increased sales in the home video and video game console categories.

Freight revenue generated by product shipments in 2007 increased 14.1% from $76.8 million in 2006 to $87.7 million in 2007 primarily due to an increase in sales order volume, offset by increased promotional shipping programs and discounts provided to our customers in 2007 to stimulate product sales.

Gross Profit. Our gross profit grew 35.0% from $142.4 million in 2006 to $192.2 million in 2007. Gross margin increased from 9.7% of net sales in 2006 to 10.3% in 2007.

Product gross profit grew $38.5 million, or 43.5%, from $88.5 million in 2006 to $127.0 million in 2007. As a percentage of net sales, our product gross margin increased from 6.0% in 2006 to 6.8% in 2007. This increase is primarily due to the fact that we were able to secure better product pricing as we expanded our vendor base to include more direct manufacturers and therefore, we decreased our reliance on distributors who charged higher prices for similar products.

Amounts we earned under VIPs, which reduce the cost of inventory sold, increased by $15.8 million, or 45.8%, from $34.6 million in 2006 to $50.4 million in 2007. As a percentage of net sales, these incentives increased 0.3%, from 2.4% in 2006 to 2.7% in 2007. The vendor incentives increased as we established and developed more relationships with direct manufacturers, and collectively with these direct manufacturers we developed marketing programs to ensure greater visibility of their products with consumers.

Our outbound shipping costs increased $15.3 million, or 26.7%, from $57.4 million in 2006 to $72.8 million in 2007. This increase was proportionate to the increase in our net sales. However, our resulting freight profit decreased $4.5 million, or 23.1%, from $19.4 million in 2006 to $14.9 million in 2007, mostly due to our efforts to remain competitive with other online retailers offering free shipping. As a percentage of net sales, our freight margin decreased 0.5%, from 1.3% in 2006 to 0.8% in 2007, which was due to increased use of shipping promotions in 2007 to stimulate sales of our products and compete with shipping promotions offered by our competitors.

Our net sales in China did not have a material impact on our consolidated gross profit during 2006 or 2007.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $40.9 million, or 33.6%, from $121.6 million in 2006 to $162.4 million in 2007. Salary and other compensation expenses increased $14.3 million, or 32.1%, from 2006 to 2007, primarily due to the increase in the number of full-time employees from 1,474 employees at the end of 2006 to 1,995 employees at the end of 2007, including senior management positions in finance, product management, marketing, and logistics.

We also experienced a $5.6 million, or 17.6%, increase in credit card and payment processing fees from 2006 to 2007. This consisted of an $8.5 million increase related to growth in net sales, partially offset by a $2.9 million decrease due to our ability to secure lower transaction fees from changing credit card processors in September 2006 and other initiatives to reduce these fees.

Advertising and marketing expenses increased by $5.8 million, or 36.3%, from 2006 to 2007, but as a percentage of net sales, this only represented an increase of 0.1%. Professional fees increased $5.5 million, most of which relates to a $5.2 million charge related to the resolution of a legal dispute. Depreciation and amortization increased $2.0 million from 2006 to 2007, primarily due to 2007 capital expenditures related to Southern California warehouse infrastructure. Other expenses within selling, general and administrative expenses increased $7.7 million, which includes a $2.2 million increase in rent expense primarily related to our expanded facilities in New Jersey, a $2.9 million increase in warehouse and office expenses and a $0.6 million increase in travel expenses.

Interest Income and Expense. Interest income increased from $1.2 million in 2006 to $1.8 million in 2007. This increase was due to overall increases in the average cash balances in 2007, as compared to 2006. Interest expense decreased from $1.6 million in 2006 to $1.1 million in 2007. This decrease was due to a decrease in the average outstanding balance under a now expired line of credit in 2007, as compared to 2006.

Other (Income) Expense, Net. Other income, net, was $0.9 million in 2007 compared to other income, net, of $0.1 million in 2006.

Income Taxes. Our provision for income taxes increased to $12.7 million in 2007, from $8.2 million in 2006. Our effective tax rate increased to 40.5% in 2007, from 39.7% in 2006. The increase in our provision for income taxes primarily resulted from increases in federal and state income taxes, driven by higher taxable income in 2007, as compared to 2006. The increase in our provision was partially offset by a benefit from the decrease in the valuation allowance on certain deferred tax assets and foreign income not taxed at the federal income tax rate in 2007.

Quarterly Financial Information

The following tables present unaudited quarterly results of operations, in dollar amounts and as a percentage of net sales, for the last ten quarters. This information has been derived from our unaudited consolidated financial statements and has been prepared by us on a basis consistent with our audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the information for the periods presented. Our quarterly financial results, including our net sales, gross profit and income from operations, have fluctuated in the past and may continue to fluctuate in the future based on a number of factors, many of which are beyond our control. Factors that may cause our net sales and operating results to vary or fluctuate include those discussed in the “Risk Factors” section of this prospectus.

	Three Months Ended
	Mar. 31, 2007	Jun. 30, 2007	Sept. 30, 2007	Dec. 31, 2007	Mar. 31, 2008	Jun. 30, 2008	Sept. 30, 2008	Dec. 31, 2008	Mar. 31, 2009	Jun. 30, 2009
(in thousands)
Net sales	$477,639	$435,438	$446,713	$503,426	$538,959	$490,781	$505,466	$573,493	$573,712	$531,762
Cost of sales	429,251	393,256	398,746	449,725	483,743	434,322	445,114	510,438	509,460	475,006

Gross profit	48,388	42,182	47,967	53,701	55,216	56,459	60,352	63,055	64,252	56,756
Selling, general and administrative expenses	38,104	37,051	39,521	47,755	45,390	43,949	44,996	49,348	47,386	45,934

Income from operations	10,284	5,131	8,446	5,946	9,826	12,510	15,356	13,707	16,866	10,822
Interest income	(410)	(225)	(448)	(731)	(359)	(256)	(294)	(221)	(189)	(109)
Interest expense	262	262	256	353	410	360	342	386	269	273
Other (income) expense, net	(204)	(157)	(110)	(385)	(41)	(94)	54	(170)	(110)	28

Income before provision for income taxes, loss on equity method investment and net loss attributable to the noncontrolling interest	10,636	5,251	8,748	6,709	9,816	12,500	15,254	13,712	16,896	10,630
Provision for income taxes	4,307	2,126	3,542	2,717	3,995	4,960	6,130	6,920	7,187	4,542
Loss on equity method investment	—	—	—	—	—	319	—	128	—	—

Net Income	6,329	3,125	5,206	3,992	5,821	7,221	9,124	6,664	9,709	6,088
Net loss attributable to the noncontrolling interest	—	—	—	—	—	—	—	—	54	247

Net income attributable to Newegg Inc.	6,329	3,125	5,206	3,992	5,821	7,221	9,124	6,664	9,763	6,335
Accretion of Series B-1 and B-2 redeemable convertible Preferred Stock	1,436	1,500	1,566	1,636	1,709	1,785	1,865	1,945	2,037	2,129

Net income available to common stockholders of Newegg Inc.	$4,893	$1,625	$3,640	$2,356	$4,112	$5,436	$7,259	$4,719	$7,726	$4,206

	Three Months Ended
As a Percent of Net Sales:	Mar. 31, 2007	Jun. 30, 2007	Sept. 30, 2007	Dec. 31, 2007	Mar. 31, 2008	Jun. 30, 2008	Sept. 30, 2008	Dec. 31, 2008	Mar. 31, 2009	Jun. 30, 2009
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	89.9	90.3	89.3	89.3	89.8	88.5	88.1	89.0	88.8	89.3

Gross profit	10.1	9.7	10.7	10.7	10.2	11.5	11.9	11.0	11.2	10.7
Selling, general and administrative expenses	8.0	8.5	8.8	9.5	8.4	9.0	8.9	8.6	8.3	8.6

Income from operations	2.2	1.2	1.9	1.2	1.8	2.5	3.0	2.4	2.9	2.0
Interest income	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.0)	(0.0)	(0.0)
Interest expense	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.0	0.1
Other (income) expense, net	(0.0)	(0.0)	(0.0)	(0.1)	(0.0)	(0.0)	0.0	(0.0)	(0.0)	0.0

Income before provision for income taxes, loss on equity method investment and net loss attributable to the noncontrolling interest	2.2	1.2	2.0	1.3	1.8	2.5	3.0	2.4	2.9	2.0
Provision for income taxes	0.9	0.5	0.8	0.5	0.7	0.9	1.2	1.2	1.3	0.8
Loss on equity method investment	—	—	—	—	—	0.1	—	0.0	—	—

Net income	1.3	0.7	1.2	0.8	1.1	1.5	1.8	1.2	1.7	1.2
Net loss attributable to the noncontrolling interest	—	—	—	—	—	—	—	—	0.0	0.0

Net income attributable to Newegg Inc.	1.3	0.7	1.2	0.8	1.1	1.5	1.8	1.2	1.7	1.2
Accretion of Series B-1 and B-2 redeemable convertible Preferred Stock	0.3	0.3	0.4	0.3	0.3	0.4	0.4	0.4	0.4	0.4

Net income available to common stockholders of Newegg Inc.	1.0%	0.4%	0.8%	0.5%	0.8%	1.1%	1.4%	0.8%	1.3%	0.8%

Our business is subject to seasonal fluctuations in demand due to changes in buying patterns by our customers. We have historically experienced higher sales in the fourth quarter due to the holiday season, and, to a limited extent, the first quarter due to residual holiday purchases. We have historically experienced our lowest sales volume of the year in the second quarter. We expect the historical seasonality trends to continue to have a material impact on our results of operations and financial condition.

Our net sales have grown as a result of continued expansion in our active customer base. The overall growth of our net sales over the periods presented may obscure the seasonality of our results and reduce the significance of quarter to quarter comparisons of our operating results. We expect that our net sales will continue to increase, particularly as we expand internationally.

On a year over year basis, quarterly gross profit has generally trended upward over the periods presented. However, in the quarter ended June 30, 2009, gross margin decreased in comparison to the quarter ended June 30, 2008, due to increased promotional pricing in order to compete with the prices offered by our competitors, decreases in the average selling price of certain IT products, freight losses related to the increased use of shipping promotions to stimulate sales of our products and compete with shipping promotions offered by our competitors, and an acceleration of sales in China, which generated negative gross profit for the first half of 2009.

The following table presents unaudited quarterly non-financial performance measures for the last ten quarters. These performance measures have fluctuated in the past and may continue to fluctuate in the future based on a number of factors, many of which are beyond our control. Factors that may cause these performance measures to vary or fluctuate include those discussed in the “Risk Factors” section of this prospectus.

	Three Months Ended—United States (in thousands, except average order value)
	Mar. 31, 2007	June 30, 2007	Sept. 30, 2007	Dec. 31, 2007	Mar. 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008	Mar. 31, 2009	June 30, 2009
Registered users	7,324	7,786	8,233	8,821	9,391	9,903	10,471	11,305	12,033	12,630
Active customers	2,957	2,952	3,001	3,241	3,293	3,251	3,400	3,976	4,112	4,095
Number of orders taken	2,294	2,137	2,123	2,596	2,681	2,471	2,618	3,492	3,337	2,961
Total visits	52,296	49,496	50,097	64,661	68,399	67,867	74,771	97,457	98,412	91,437
Average order value taken	$227	$226	$227	$216	$210	$214	$212	$182	$181	$185

Liquidity and Capital Resources

We have historically funded our operations through cash generated from operations, vendor financing, credit facilities, bank loans, equity and capital lease financings. As of June 30, 2009, we had cash and cash equivalents of $42.2 million, representing a decrease of $42.2 million from $84.4 million as of December 31, 2008. This decrease in cash and cash equivalents is normal for this time of year and consistent with the seasonality of our business. The decrease in cash was primarily due to the $37.8 million cash used in operations, primarily paying down accounts payable, $2.9 million in capital expenditures, and $1.5 million of repayments of long-term debt and principal payments under capital leases during the first half of 2009. Our December 31, 2008 cash balance increased $0.9 million from the December 31, 2007 cash balance of $83.5 million. The increase in cash was primarily due to cash generated from operations of $27.2 million, offset by $15.0 million used to repurchase preferred stock, $8.5 million used for capital expenditures, and $3.3 million of repayments of long-term debt and principal payments under capital leases in 2008. Our cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, and money market accounts that are readily convertible into cash and purchased with original maturities of three months or less. Amounts receivable from credit card processors are also considered cash equivalents as they are both short-term and highly liquid in nature and are typically converted to cash within three business days.

In December 2006, we entered into a syndicated credit agreement with a financial institution that provided for a revolving credit facility of up to $70.0 million with an original maturity date of December 27, 2008. The revolving credit facility included a letter of credit sub-limit of $25.0 million, which could have been used to issue standby letters of credit. Advances or letters of credit drawn from this line of credit would have been subject to interest at either the prime rate minus 1.25%, or LIBOR plus 1.85%, at our option. Interest on the line of credit was payable monthly. The line of credit was collateralized by our eligible inventory and receivables as defined in the loan agreement. To maintain availability of funds under the credit agreement, we paid an annual commitment fee of 0.135% of the total facility. The amount contractually available for borrowing was based upon a formula using our eligible inventory and accounts receivable, less any outstanding letters of credit. Prior to the December 27, 2008 maturity date, we secured an extension to March 31, 2009, and at the same time reduced the available borrowing capacity to $50.0 million. During the six months ended June 30, 2009, we extended the maturity date to August 31, 2009 and adjusted the annual commitment fee to 0.25% of the total facility. The line of credit expired on August 31, 2009, and there is no outstanding balance under the line of credit and no standby letters of credit outstanding. The impact of the expiration of this credit agreement on our liquidity is not significant. We believe that our existing cash and cash equivalents, funds anticipated to be generated from our operations and the net proceeds of this offering will be sufficient to meet our working capital needs. Historically, we borrowed amounts under the credit agreement to meet working capital needs only when our cash balances were restricted due to the timing of maturities of our investments in certificates of deposit.

Operating Activities

Our operating cash flows and cash position fluctuate quarterly due to the seasonality of our business. We historically experience higher sales in the fourth quarter due to the holiday season and therefore experience an increase in our cash position at year-end, as compared to the first, second and third quarters when sales are lower.

In North America, we generally require payment from customers by credit card upon placement of an order, and to a lesser extent, we grant credit to business customers on 30-day terms. Credit card payments typically settle within three business days. In China, we generally require payment upon delivery of a customer’s order. In the United States, our vendors generally provide us 30-day credit terms for inventory products purchased. As inventory turns every 17 to 25 days, our operating activities have historically allowed us to generate positive cash flows. This trend may be adversely affected by our continued expansion into China due to the lack of or shorter deferred payment terms from vendors in China, who often require payment upon delivery of the products from the vendor to us.

Because our business is subject to seasonality trends and changes in consumer buying patterns, our inventory balance historically has fluctuated, as has our inventory turnover—from 17 days during peak periods to 25 days during slower periods. In anticipation of higher sales during the holiday season, we typically begin building up our inventory levels in the third quarter. As a result of this inventory build-up and faster inventory turnover during the fourth quarter, our accounts payable and cash balances are typically at their highest levels at year-end. As sales begin to slow in the first and second quarters, inventory levels decrease, inventory turnover lengthens, and accounts payable and cash balances decrease as we pay our vendors. We expect these historical seasonality trends to continue to have a material impact on our financial condition, operating cash flows and results of operations.

Depreciation and amortization expenses have increased in absolute dollars as a result of increased capital expenditures, but over time have remained consistent as a percentage of net sales. The completion of phases I and II of the Jiading, China facility by the end of the first quarter of 2010 will lead to an increase in depreciation and amortization expense.

For the first half of 2009, net cash used in operating activities was $37.8 million. Net cash used in operating activities consists of net income as adjusted for non-cash expenses and changes in operating assets and liabilities. Net income was $15.8 million for the first half of 2009. Non-cash expenses, comprised of bad debt expense, allowance for obsolete and excess inventory, depreciation and amortization and stock-based compensation, totaled $9.3 million. Changes in operating assets and liabilities represented a $62.9 million use of cash, primarily driven by decreases in accounts payable, deferred revenue, and accrued expenses and other liabilities of $45.8 million, $16.2 million, and $7.3 million, respectively, partially offset by decreases in inventories and accounts receivable of $4.9 million and $4.4 million, respectively.

For the year ended December 31, 2008, net cash provided by operating activities was $27.2 million. Net income was $28.8 million in 2008. Non-cash expenses, primarily comprised of bad debt expense, allowance for obsolete and excess inventory, depreciation and amortization, deferred income taxes and stock-based compensation, totaled $14.6 million. Changes in operating assets and liabilities represented a $16.2 million use of cash, primarily driven by increases in inventories and accounts receivable of $26.4 million and $11.0 million, respectively, partially offset by increases in accounts payable and accrued expenses and other liabilities of $14.8 million and $11.5 million, respectively.

For the year ended December 31, 2007, net cash provided by operating activities was $30.2 million. Net income was $18.7 million in 2007. Non-cash expenses, primarily comprised of bad debt expense, allowance for obsolete and excess inventory, depreciation and amortization and deferred income taxes, totaled $9.9 million. Changes in operating assets and liabilities represented a $1.6 million source of cash, primarily driven by increases in accounts payable and deferred revenue of $21.9 million and $20.4 million, respectively, partially offset by an increase in inventories of $38.6 million.

Investing Activities

For the years ended December 31, 2006, 2007, and 2008 and the first half of 2009, net cash used in investing activities has primarily consisted of payments to acquire property and equipment. There have been no other significant investing activities. We expect that we will continue to make significant capital expenditure investments in the future, particularly as we expand our international operations in China and Canada.

In June 2008, we entered into a land use rights contract with Jiading District Bureau of Housing and Land Administration, under which we were granted the land use rights for a 492,000 square foot parcel of land for 50 years, located in a new industrial park in the district of Jiading, a suburb of Shanghai, China. We have paid $3.2 million to the local Chinese government for such land use rights, which is recorded in “other assets” in our consolidated balance sheets and is being amortized over the 50-year term. We intend to develop the parcel over the course of several development phases into our China headquarters. Phase I, which includes an office building and ancillary structures, and phase II, which includes a regional OPC, are expected to be complete by the end of the first quarter of 2010, with a total estimated construction cost of $10 million. Under the terms of the agreement, we must provide a minimum of $25.0 million of capital over a two-year period to one or more of our China subsidiaries to fund real estate business development activities and operations for certain of our China subsidiaries based in Jiading. As of June 30, 2009, we have met this commitment.

Financing Activities

For the first half of 2009, net cash used in financing activities totaled $1.5 million and consisted primarily of repayments of long-term debt and principal payments under capital leases. Net cash used in financing activities remained relatively flat in the first half of 2009 as compared to the first half of 2008.

For the year ended December 31, 2008, net cash used in financing activities totaled $18.4 million, consisting primarily of the repurchase of preferred stock, and, to a lesser extent, repayment of long-term debt and principal payments under capital leases. For the year ended December 31, 2007, net cash used in financing activities totaled $0.1 million, consisting primarily of repayments of long-term debt. For the year ended December 31, 2006, net cash used in financing activities totaled $8.3 million, consisting primarily of repayments under our now expired line of credit.

We anticipate that our existing cash and funds generated from operations will be sufficient to meet our working capital needs and expected capital expenditures for at least 12 months. Our future capital requirements may, however, vary materially from those now planned or anticipated. Changes in our operating plans, lower than anticipated net sales, increased expenses or other events, including those described in “Risk Factors,” may cause us to seek additional debt or equity financing in the future. Financing may not be available on acceptable terms, on a timely basis, or at all, and our failure to raise adequate capital when needed could negatively impact our growth plans and our financial condition and results of operations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet financing arrangements or liabilities, guarantee contracts, retained or contingent interests in transferred assets, or any obligation arising out of a material variable interest in an unconsolidated entity. We do not have any majority-owned subsidiaries that are not included in our consolidated financial statements. Additionally, we do not have an interest in, or relationships with, any special-purpose entities.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2008 and the effect those obligations are expected to have on our cash liquidity and cash flow in future periods:

	Payments Due by Period
(in thousands)	2009	2010	2011	2012	2013	Thereafter	Total
Long-term debt payments (3)(4)	$2,324	$13,961	$1,118	$948	$389	$603	$19,343
Operating leases	3,834	2,958	1,677	—	—	—	8,469
Capital lease payments (3)	1,378	1,148	1,124	749	—	—	4,399
Purchase commitments	78,509	—	—	—	—	—	78,509
Standby letter of credit (1)	5,000	—	—	—	—	—	5,000
Unrecognized tax benefits (2)	—	—	—	—	—	545	545

Total contractual obligations	$91,045	$18,067	$3,919	$1,697	$389	$1,148	$116,265

(1)	In lieu of cash for the security deposit for one of our OPCs.
(2)	Unrecognized tax benefits under FIN 48, “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109, ‘Accounting for Income Taxes’,” for which we cannot make a reasonably reliable estimate of the period of payment.
(3)	Including interest.
(4)	Includes $7.5 million due October 2010 and $1.1 million due October 2014, that we expect to repay with the proceeds of this offering.

Quantitative and Qualitative Disclosures about Market Risk

We do not use financial instruments for speculative trading purposes, and do not hold any derivative financial instruments that could expose us to significant market risk. Our primary market risk exposures are changes in interest rates and foreign currency fluctuations.

Interest Rate Risk

At December 31, 2008 and June 30, 2009, we had outstanding long-term borrowings, primarily mortgage debt, in the aggregate amount of $12.9 million and $12.0 million, respectively, with the majority of our long-term borrowings having fixed interest rates. Therefore a 1% increase or decrease in LIBOR would not materially impact our interest expense.

Foreign Currency Risk

We have currency fluctuation exposure arising from both sales and purchases denominated in foreign currencies, as well as intercompany transactions. Significant changes in exchange rates between foreign currencies in which we transact business and the U.S. dollar may adversely affect our results of operations and financial condition. Historically, we have not entered into any hedging activities, and, to the extent that we continue not to do so in the future, we may be vulnerable to the effects of currency exchange-rate fluctuations.

We expect our exposure to foreign currency risk will increase as we increase our operations and sales in China, Canada and other foreign countries. Although the effect of currency fluctuations on our financial statements has not been material in the past, there can be no assurance that the effect of currency fluctuations will not be material in the future. Based on the balance of our foreign-denominated cash and cash equivalents, at December 31, 2008 and June 30, 2009, an assumed 10% negative currency movement would not have a material impact.

Inflation

Inflation has not had a material impact upon our operating results. Although we do not expect it to have such an impact in the near future, we cannot assure you that our business will not be affected by inflation in the future.

Related Party Transactions

For a description of our related party transactions, see “Related Party Transactions.”

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board, or FASB, issued SFAS No. 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140.” SFAS 166 eliminates the concept of a qualifying special-purpose entity; removes the scope exception from applying FIN 46R to qualifying special-purpose entities; changes the requirements for derecognizing financial assets; and requires enhanced disclosure. SFAS 166 is effective beginning in the first quarter of 2010. We are currently evaluating the impact that the adoption of SFAS 166 will have on our consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R).” SFAS 167 replaces the quantitative-based risks and rewards approach with a qualitative approach that focuses on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance. It also requires an ongoing reassessment of whether an entity is the primary beneficiary and requires additional disclosures about an enterprise’s involvement in variable interest entities. SFAS 167 is effective beginning in the first quarter of 2010. We are currently evaluating the impact that the adoption of SFAS 167 will have on our consolidated financial statements.

In July 2009, the FASB issued SFAS No. 168, “The FASB Accounting Codification and the Hierarchy of Generally Accepted Accounting Principles.” SFAS 168 supersedes SFAS No. 162 issued in May 2008. SFAS 168 will establish the Financial Accounting Standards Board Accounting Standards Codification as the source of authoritative accounting principles generally accepted in the United States of America recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases issued by the SEC are also sources of authoritative generally accepted accounting principle for SEC registrants. SFAS 168 is effective in the third quarter of 2009. The adoption of SFAS 168 will not impact our consolidated financial statements other than references to authoritative accounting literature in future periods will be made in accordance with the codification.

BUSINESS

Overview

We are a leading e-commerce company focused on selling IT products including computer hardware, software and peripherals and CE products to consumers and increasingly to small and medium-sized businesses, predominantly through our U.S. website, www.newegg.com. According to the 2009 Internet Retailer’s Top 500 Guide, we are the second largest online-only retailer in the United States as measured by our 2008 net sales of $2.1 billion. Since launching our e-commerce platform in 2001, a majority of our net sales and net income have been generated by selling IT products in the United States. We are leveraging our platform, customer base and brand to expand from IT into CE product sales and to grow our e-commerce business outside of the United States in China and Canada.

We have built a strong brand and a loyal customer base consisting primarily of IT professionals, gamers, do-it-yourself technology enthusiasts, early technology adopters and CE enthusiasts. In 2008, we attracted 70.7% of the unique daily visitors to our U.S. website without incurring a referral, click-through or advertising fee, and generated 74.1% of our U.S. orders from customers who have previously purchased from us. We have also earned numerous awards for customer satisfaction from publications and organizations such as Computer Shopper, ForeSee Results and the National Retail Federation.

We believe our success is driven by consistently executing on three core competencies, which we call our “Three Pillars”:

Providing a Compelling Online Shopping Experience. We believe that our websites provide a compelling online shopping experience because they, and www.newegg.com in particular, are content-rich and user-friendly. We provide detailed product information for almost every item we offer and feature over 1,600,000 product reviews from registered Newegg users to help customers make their purchasing decisions. As of June 30, 2009, our U.S. website carried over 33,000 stock keeping units, or SKUs, in a range of categories including computer hardware and software, computer components and CE. We seek to offer extremely deep product selection at competitive prices in our core IT categories, including computer components and hardware. For instance, as of June 30, 2009, our U.S. website featured 533 SKUs of motherboards and 164 SKUs of central processing units, or CPUs.

Fulfilling Orders in a Reliable and Timely Manner. We fulfill customer orders in a timely and reliable manner. For example, we shipped more than 97.6% of the U.S. orders fulfilled directly by us within one business day of payment validation in 2008. In the same year, we met or exceeded the promised delivery time to our U.S. customers over 98.2% of the time, averaging approximately 2.4 business days from the date of shipment to receipt. Our ability to provide timely delivery is enabled by strategically located order processing and distribution centers, or OPCs. We also have a proprietary warehouse and inventory management technology platform that is closely integrated with our website, with features including real-time inventory updates as products are ordered that help us better understand and anticipate consumer demand and to distribute inventory closer to such demand.

Providing Superior Customer Service. To maintain a high quality customer service experience, we maintain our U.S. call center near our Southern California headquarters so that we can monitor training and service levels and respond quickly to customer feedback. Live chat and e-mail support is provided from our offices both in the United States and China to maximize the number of hours that support is available to our customers. We try to grant our customer service representatives a high level of authority to help solve any problems customers may have in the most efficient manner. To further ensure quality customer service, we do not outsource any customer service functions.

We have been profitable every year since launching our e-commerce platform in 2001 and have grown rapidly. We reached $982.1 million in net sales in 2004 and generated $2.1 billion in net sales in 2008, representing a compound annual growth rate of 21.1% over this period. In 2008, we generated operating income of $51.4 million. Recently we have grown our business in China, focusing on IT products, CE products and household appliances and we anticipate that our business in China will become an important driver of our future growth. In China, we generated net sales of $31.3 million in all of 2008 and $54.4 million in the first half of 2009.

Net sales by class of similar products are presented below for the years ended December 31, 2006, 2007, and 2008. IT product sales represented 86%, 86%, and 84% of total net sales, while CE product sales represented 9%, 10%, and 11% of total net sales, for the years ended December 31, 2006, 2007, and 2008, respectively.

	Years ended December 31,
	2006	2007	2008
Net sales by class of similar products
Information technology	$1,260,844	$1,597,309	$1,763,759
Consumer electronics	127,961	180,065	242,208
Freight and other (1)	79,340	85,842	102,732

Total net sales	$1,468,145	$1,863,216	$2,108,699

(1)	The other revenue category represents non-core offerings and is immaterial for the years ended December 31, 2006, 2007 and 2008.

Our corporate headquarters are located in the City of Industry, California, and we operate U.S. OPCs in Southern California, New Jersey and Tennessee. We also maintain offices in Taipei, Taiwan and in various cities in China where we provide operational support services to www.newegg.com. We currently operate OPCs in eight metropolitan areas in China to fulfill orders generated on our affiliated website, www.newegg.com.cn, and have offices in eight Chinese cities. Many of our executives and senior employees are originally from and have extensive experience working in Taiwan and China, reducing language and cultural barriers and allowing us to more effectively manage our China operations. As of June 30, 2009, we had 2,062 full-time employees, approximately half of whom were located in China.

Industry Overview

The Internet’s development into a significant global medium for communication, content and commerce has led to substantial growth in online shopping. According to the Forrester Research report, “U.S. eCommerce Forecast, 2008 to 2013,” published February 2, 2009, the U.S. e-commerce market was $141.3 billion in 2008 and is expected to grow to $229.1 billion in 2013, representing a 10.1% compound annual growth rate. In addition, Forrester predicts that online retail sales will grow from 5% of total retail sales in 2008 to 8% of total retail sales by 2013.

The computer hardware, software and peripherals category is one of the largest U.S. e-commerce segments and CE is one of the fastest growing segments. According to the Forrester Research report, “U.S. eCommerce Forecast, 2008 to 2013,” published February 2, 2009, the U.S. computer hardware, software and peripherals e-commerce market is expected to grow from $27.2 billion in 2009 to $36.0 billion in 2013, representing a 7.3% compound annual growth rate, and the CE segment is expected to grow from $12.5 billion in 2009 to $19.2 billion in 2013, representing an 11.3% compound annual growth rate.

We believe continued growth in the IT and CE product categories will be driven broadly by technological innovation, evolving consumer and enterprise preferences and economic factors. Hardware, software and technical standards evolve quickly to keep pace with the higher levels of functionality and product performance demanded by and available to customers. Consequently, interoperability with prior product generations diminishes quickly, resulting in rapid product obsolescence. Rapid obsolescence, as well as the modular nature of IT and CE products and systems, results in frequent product upgrade cycles and growth of IT and CE product sales.

We believe that the outlook for IT is favorable due to the confluence of many factors. The release of Windows 7 by Microsoft may drive increased sales of new software applications and hardware components and peripherals as enterprises and consumers upgrade their personal computers, or PCs, to take advantage of the enhanced usability and capabilities of Windows 7. We believe IT spending is poised to rebound after the current recession ends as small and medium-sized businesses who already constitute a significant portion of the market for IT products, increase IT spending levels to enhance their competitive positioning and improve business productivity.

The market for IT and CE products is characterized by high online penetration rates. According to the Forrester Research report, “The State of Retailing Online 2008,” published May 7, 2008, 45% of IT sales, and 18% of CE sales in 2007 were generated online. We believe that IT and CE products are well suited for online sales because these products often require a potential customer to research, evaluate and compare a large amount of technical information, product features and consumer reviews, tasks which can be much more comprehensively and efficiently accomplished online. In addition, buying patterns are generally transitioning online as broadband adoption increases, fulfillment capabilities of online retailers become more reliable and consumers and businesses face continuing pressure to save money.

Opportunities and Challenges of Online Retailing

Online retailers have a number of advantages over brick-and-mortar retailers, including lower costs associated with operating a website versus operating physical stores with adequate display space and room for inventory. An online platform allows retailers to:

•	carry a broader product selection;

•	reach a geographically broader set of customers;

•	respond more quickly to changing consumer preferences, product prices, competitive dynamics and market conditions;

•	be more flexible in marketing to a specific set of potential customers; and

•	provide a personalized shopping experience.

A successful online retailer must acquire, convert and retain customers while developing the processes, methods and infrastructure necessary to do so efficiently and cost-effectively. This requires specific competencies in creating a compelling online shopping experience, ensuring reliable and timely product fulfillment and providing superior customer service. Many online retailers and brick-and-mortar retailers with retail websites have not been able to acquire these critical capabilities.

Online Shopping Experience

A compelling shopping experience is required to acquire, convert and retain customers, yet many aspects of the shopping experience present significant challenges for online retailers.

Customer Interface and Merchandising. Because online shoppers cannot touch or feel products, online retailers must find ways to supplant the physical shopping experience with a content-rich, user-friendly interface that makes it easy for shoppers to find, research and compare products, answer their questions and direct them toward a buying decision. Shoppers must also feel comfortable enough with the reliability and reputability of an online retailer to make a purchase online. Many online retailers lack the resources to build and support a robust website, and to ensure the availability of relevant information on it. Establishing a reputation for reliability also takes time and requires retailers to invest in their brand.

Selection. Many online retailers fail to acquire the most desirable products at attractive prices because of poor vendor relationships, a lack of scale and a weak understanding of the preferences of their target customer base. Some vendors with predominately non-Internet distribution channels are hesitant or do not sell to many online retailers for fear of alienating their existing channel partners and eroding product margins by shifting business toward the online channel which they perceive to compete primarily on price.

Pricing. Many online retailers are unable to offer customers competitive prices because they lack scale, a low cost infrastructure and strong supplier relationships. Without economies of scale, retailers are unable to negotiate attractive terms with suppliers. Many retailers that have scale lack an efficient infrastructure and have high operating costs.

Product Delivery and Fulfillment

Reliable and timely fulfillment is an important component of the e-commerce shopping experience and critical to customer satisfaction and retention.

Timely Fulfillment. Delivering customer purchases quickly and efficiently is critical to customer satisfaction, and helps to bridge the gap between online retail and the instant gratification that customers can get from purchasing products in a physical store. Many online retailers have failed to develop the technology and implement the systems required to process customer orders in a timely and accurate fashion. Others sell out-of-stock products because they lack systems which provide inventory reports in real time, resulting in extended fulfillment delays. As a result, delivery times and accuracy suffer, and customers become dissatisfied.

Inventory Management. Many online retailers lack the scale and resources to ensure consistent availability of products and lack the infrastructure and expertise to optimize inventory levels and pricing or to promote and distribute their products rapidly across broad geographies. As a result, the customer experience suffers due to a high number of late or inaccurate orders, and costs associated with excess inventory and inefficient delivery reduce profitability.

Customer Service

A high level of customer service both during and after a transaction is essential to reduce new customer acquisition costs and to improve sales and margins from existing customers. Unlike traditional retail stores where customers interact face to face with store personnel, online customers cannot pose questions to salespeople in person and online retailers can only serve their customers remotely. Online retailers often only offer limited customer service channels such as Frequently Asked Questions, or FAQs, or entirely outsource the function to outside service personnel that are not well trained and integrated with the rest of the retailer’s organization. As a result, customers can be frustrated by slow or unresponsive service or customer service agents who lack the expertise or authority to resolve issues to the satisfaction of our customer.

As a result of these challenges, cost-effective customer acquisition, consistent conversion and long-term retention are difficult to achieve.

The Newegg Solution

We believe the foundation of our success lies in our expertise in three core competencies: providing what we believe is a compelling online shopping experience, fulfilling orders in a reliable and timely manner and providing superior customer service. We believe that our success in developing these core competencies has created a strong brand and a loyal customer base of IT professionals, gamers, do-it-yourself technology enthusiasts, early technology adopters and CE enthusiasts.

Compelling Online Shopping Experience

We believe that Internet shoppers come to www.newegg.com because we deliver a compelling online shopping experience. Our website not only offers a broad selection of products at competitive prices, but also provides easy site navigation, detailed product information and a large set of product reviews and customer testimonials. These features and offerings address the customer’s desire to touch, feel and test products before purchasing. We believe that we offer website visitors content and information that is not generally available from traditional retail outlets because they have limited shelf space, or from many other websites because they have not developed or acquired those capabilities or resources.

Content-Rich and User Friendly Website. We have created a user-friendly website, www.newegg.com, which is easy to navigate and contains many features that provide valuable information for shoppers. Our website is organized into 9 major product categories, including computer hardware, PCs and laptops, electronics, software, networking, digital cameras, gaming, home and garden and cell phones. Our customers can locate products in a number of ways, such as by brand, category, price, SKU or degree of popularity, facilitating easy navigation among our various products. We provide detailed product descriptions, over 150,000 multi-sided product pictures as of March 31, 2009, and clear pricing information. In addition, as of March 31, 2009, our website contained links to over 1,200 manufacturer websites and over 38,000 rich media files.

Our website features additional sections for our Daily Deals, testimonials, top searches, real-time updates, or RSS feeds, customer service, account information, tools and resources. We attempt to keep the website focused on the customer experience and avoid features that add little or no value to customers looking for products and services. In order to minimize clutter on our website and to enhance our credibility with customers, we only accept advertising from vendors and partners whose services and products we sell or utilize on our website.

Volume and Quality of User-Generated Content. Newegg’s core customer base of IT and CE enthusiasts provides useful user-generated content on our website. As of June 30, 2009, there were over 1,600,000 product reviews and over 30,000 customer testimonials about the Newegg shopping experience on our U.S. website. This content further engages our community and provides useful information not typically found at traditional retailers to help our customers make informed buying decisions. We have added community tools and functionalities, like our interactive EggXpert forum, which allows customers to publicly discuss their shopping experience and to have their questions or concerns addressed by Newegg moderators, administrators and customer support specialists. The EggXpert forum taps into the knowledge and expertise of our customer base to assist customer purchasing choices, thereby enhancing the shopping experience and promoting customer loyalty.

Broad and Deep Product Selection. We offer a broad selection of brand-name IT and CE products, as well as in-house brands of computer hardware and peripherals under the ABS and Rosewill labels. As of June 30, 2009, our U.S. website offered over 33,000 SKUs of IT, CE and other products. Our extensive product offerings enable us to meet the needs of a sophisticated, selective customer base, and are difficult to match by brick-and-mortar retailers due to shelf space constraints. Based on publicly available data, we believe we carry a deeper selection of many computer products and components than our major competitors. For instance, as of June 30, 2009, our U.S. website, carried 915 SKUs of hard drives, 1,732 SKUs of memory products, 164 SKUs of CPUs, 935 SKUs of video graphics adapter cards, 728 SKUs of computer monitors, and 1,582 SKUs of personal computers and laptops.

We are able to obtain favorable allocations of many desirable products due to our strong supplier relationships and our purchasing volume. We are a significant customer for many of our vendors, particularly in product categories such as high-performance computer components. We work with manufacturers to merchandise, promote and price their products in a manner that enhances their brands and build their market share. In addition, we offer our vendors a manufacturer portal where they can access updated sales and inventory data and view and respond to customer reviews.

Competitive Pricing. We believe that we offer a compelling value proposition, allowing us to attract new customers and retain existing customers. We are able to offer our customers competitive prices due to our focus on maintaining a low cost infrastructure and by leveraging our growing scale and supplier relationships. Our experienced product management team cost-effectively matches customer demand with supply, minimizing inventory and allowing us to offer product without the infrastructure costs typically associated with brick-and-mortar retailers. In addition, our strong supplier relationships allow us to negotiate favorable pricing and VIPs. To further attract customers, we offer Daily Deals on our websites, as well as Shell Shocker promotions, which feature products at significantly discounted prices, often with free or discounted shipping.

Reliable and Timely Fulfillment

We believe that reliable and timely fulfillment is critical to the customer shopping experience and encourages repeat purchasing behavior. To this end, we have carefully located our U.S. inventory and fulfillment centers to enable delivery of most U.S. orders within three business days of shipment.

Timely Fulfillment. In the United States, our integrated order fulfillment system allows us to efficiently process and ship items from heavily automated OPCs, ensuring reliable and timely delivery of products to our customers. In 2008, we shipped out more than 97.6% of U.S. orders fulfilled directly by us within one business day of payment validation and more than 98.2% of the time, we met or exceeded the promised delivery time to our U.S. customers, averaging approximately 2.4 business days from the date of shipment to receipt by the customer. Our network of OPCs in the United States features highly efficient picking and packing systems, and each order is verified at least twice to reduce errors. We ship certain products directly to customers from vendors who meet our quality fulfillment standards, a practice which we refer to as virtual fulfillment. We also have a policy of not accepting back-orders for out-of-stock inventory in order to minimize delays and meet the high standards of timely fulfillment to which our customers have become accustomed.

Optimal Inventory Management. We maintain multiple sourcing arrangements for most products we offer to ensure consistent availability. Our product managers make real-time decisions to optimize inventory levels, promotions and pricing using research and analysis provided by our support staff. We balance inventory levels at our U.S. OPCs based on local product demand, allowing us to lower freight costs by using ground delivery services. In the United States, for example, we shipped approximately 71.2% of our order packages in 2008 using ground delivery services. Our product managers are assigned targets for sales volume, profitability and inventory turns. Our technology infrastructure provides us with real-time information on inventory positions in our OPCs, a capability which we believe very few online retailers can match. This allows us to efficiently merchandise our high volume product offerings, coordinate shipment orders from the OPC located closest to the customer and restock in a timely manner to meet customer needs and demands.

Superior Customer Service

We have built the Newegg brand on the principle of superior customer service, which is critical to our success. We train and empower our in-house customer service staff to resolve customer complaints as quickly as possible and to strive to make every customer a repeat customer.

Our Customer Service Philosophy. We believe that a brand’s online success is closely dependent on understanding and optimizing the relationship between the consumer and the merchant. We regard each live customer contact, complaint or service request as a critical opportunity in our relationship with that customer, because in online retail, a customer contact usually occurs only when something has gone wrong. Due to the ease of online customers to click from one online store to another, it is even more crucial in the online retail space to make certain that customer interactions end positively. Accordingly, we believe that it is critical to maintain quality control over customer interactions in order to create and maintain customer loyalty and trust in our brand.

Dedicated Customer Support. We believe that we offer our customers exceptional service. Our customer support staff is available by phone, live-chat or e-mail to provide assistance regarding products ordered, order status and shipping and billing information. We maintain the entire customer service function in-house, and as of June 30, 2009, employ 233 customer service representatives. We train and empower these representatives to address customer complaints, typically without requiring supervisor approval. Our Southern California call center, servicing North America customers, is available during business hours. To enhance our service capabilities and maintain increased access, we operate a China-based customer service center that is available seven days a week via e-mail and during regular business hours via instant messaging.

The Newegg Customer

Our slogan—Once You Know, You Newegg®—stands for the proposition that once someone shops at Newegg, we believe they will become a repeat customer. Our slogan also reflects our belief that customers who are knowledgeable about technology and IT and CE products prefer to shop with us. We believe our compelling online shopping experience, our reliable and timely fulfillment and our superior customer service have helped build a strong and loyal customer base. The IT product segment has attractive characteristics, including a well-educated, affluent, IT trendsetting and early adopter customer demographic, as well as relatively high purchase frequency. This facilitates an easier shopping experience with a higher probability of transacting online. We believe a growing number of our customers are now procuring IT hardware and peripherals and software for small and medium-sized businesses. Over the last few years, we have expanded into CE products. As of June 30, 2009, our U.S. website had 12.6 million registered users and 4.1 million customers who purchased a product from us in the past year, many of whom are IT professionals, gamers and CE enthusiasts.

Awards and Accolades

Since we first launched our business, our customers have submitted a large number of positive reviews relating to their shopping experiences with us, many of which are posted on top technology product and shopping portals such as Bizrate.com, Shopping.com and Epinions.com. We have also been rated a number of times as a top e-commerce site for IT and electronics products. For example, Computer Shopper named Newegg the “Best Overall Place to Buy Online” in 2004, 2005, 2006, 2007 and 2008 and Internet retail rating site www.ResellerRatings.com has awarded us Platinum Plus status for customer excellence due to our overall customer satisfaction rating of 9.78 out of 10 as of August 14, 2009. Our success in pleasing our customers has also been validated in third-party surveys—sources such as Internet Retailer, ForeSee Results and Computer Shopper have ranked Newegg as one of the best online retailers for customer satisfaction.

In recent years, we have also received a number of national awards and ratings for excellent customer service. The 2008 American Customer Satisfaction Index, produced by the University of Michigan and ForeSee Results, ranked Newegg the #1 Internet retailer for customer satisfaction. In 2008, we placed 6th in the National Retail Federation/American Express Customer Choice Awards for customer service in all retail channels. We have also been recognized as the Best Consumer Direct Dealer in 2007 by TWICE magazine, a leading CE publication, and received similar accolades from other top industry publications and rating services including Forbes.com and CNET.com.

Our Strategy

Our objective is to become the leading online retailing platform, leveraging our strong market position in the IT and CE categories. The key elements of our strategy include:

Retain, Grow and Expand Our Customer Base

We intend to continue to add and improve features to our website to give consumers more product information, improve site navigation and streamline the purchasing process. We also plan to expand our current customer base into new demographics by providing a wider range of product offerings, greater personalization and segmentation within the website interface and by attracting non-core customers through targeted marketing campaigns. We intend to further expand our customer base beyond individual consumers into the enterprise markets, with a focus on small and medium-sized businesses. In the third quarter of 2009, we launched www.biz.newegg.com and added the capability for approved business customers to make purchases with traditional payment terms via purchase orders, or POs, and to obtain 30-day payment terms.

Expand Our Sales and Establish a Market-Leading Position in China

We believe China presents an attractive growth opportunity. By launching our Chinese operations in 2001, we established ourselves as an early entrant to the Chinese market. While the Chinese e-commerce market is at an early stage of development, we are establishing scale and building a leading position. During the twelve month period ended June 30, 2009, we generated $72.9 million of net sales in China, principally from the sale of IT products, CE products and household appliances. We intend to leverage our early entry into the market and our core competencies to become an e-commerce leader in China. We believe our e-commerce platform and process expertise coupled with strong local relationships in China and our understanding of the culture and needs of the Chinese consumer position us for success in the Chinese e-commerce market.

Continue to Improve and Expand Relationships with Our Vendors

The success of our strategy depends, in part, upon our ability to offer customers a broad selection of products at competitive prices. We are pursuing deeper relationships with our existing vendors and new relationships with key IT and CE vendors. We intend to leverage our scale with our supplier base to seek better pricing, more favorable business terms or preferential product allocations from our vendors.

Broaden Product, Category and Service Offerings

We have successfully expanded our category offerings from just IT products to also include CE products and, in China, household appliances. We intend to continue to explore other product categories and service offerings. This could include SKU expansion within existing categories or into new categories, such as private label products and adjacent services, such as warranty sales and third-party installation services. We may also offer e-commerce services including inventory and warehouse management, order fulfillment and shipping, and software and IT development services for third parties. In China, we also plan to expand our e-commerce platform to other product categories beyond IT products, CE products and household appliances.

Leverage Our Low-Cost Asian Infrastructure

We intend to continue to utilize our China-based operations and personnel to provide us with a cost advantage for our growing global business. Our international operation support centers, strategically located in lower cost regions within China and Taiwan, provide us with a technically skilled workforce at a much lower cost than comparably experienced U.S.-based personnel. These centers have developed the majority of our proprietary technology platform and provide low cost marketing, content, customer support, software development, IT and back-office support services for our U.S. operations. Our low-cost Asian infrastructure represents a competitive advantage by enabling us to enhance our customers’ shopping experience, build out technology infrastructure and provide superior customer service at a lower cost. We are able to successfully manage Chinese support operations because many of our senior managers and executives are Chinese, know the language, and have a deep understanding of the culture and business climate. We plan to maintain and grow our low-cost infrastructure by selectively hiring additional personnel to perform these services.

Pursue Selective Acquisitions

We plan to evaluate and pursue strategic transactions that may broaden our product or service offering, add to our customer base, or expand our geographic presence. We expect to make acquisitions of companies, technologies or assets and participate in joint ventures when we believe they will cost-effectively improve or accelerate our website development efforts or complement our existing product offerings.

Newegg’s Chinese Online Retail Solution and Opportunity

We have an established presence and e-commerce operation in China through our affiliated e-commerce website, www.newegg.com.cn. We began our first Chinese e-commerce operations in Shanghai in 2001, and have since opened eight OPCs serving several major metropolitan areas. We plan to open additional OPCs in China over the next year to meet continued strong demand and strategically and cost-effectively expand geographical coverage in response to high utilization rates. We anticipate that our sales in China will represent a key driver of our future growth. In China we generated net sales of $31.3 million in all of 2008 and $54.4 million in the first half of 2009.

China is becoming a more consumer-driven economy, and is expected to become the third largest consumer market by 2020, according to the McKinsey Global Institute. According to IDC (September 2009), total IT spending in China was $68.4 billion in 2008, and is expected to grow to $101.0 billion in 2012, representing a compound annual growth rate of 10.2%. Euromonitor International estimates that the CE market in China was $107.4 billion in 2008, and will grow to $211.0 billion in 2012, representing a compound annual growth rate of 18.4%. According to IDC (October 2008), business-to-consumer online shopping was a $1.1 billion market in 2008 in China. We believe the Chinese e-commerce market is positioned for tremendous growth, driven by wider availability of broadband access, rising discretionary incomes, increasing preference for consumption relative to savings, particularly among younger Chinese, and improving payment processing, delivery and fulfillment infrastructures.

We believe the Chinese consumer has historically been underserved, particularly relative to consumers in the United States, in terms of product selection and quality, convenience, customer experience and service. For various reasons, the Chinese consumer has had a relatively limited set of products from which to choose, including the localized and fragmented nature of the brick-and-mortar Chinese retail market. Chinese retailers have historically lacked the necessary scale, technology, supply chain and inventory management competencies and delivery infrastructures to ensure timely and reliable order fulfillment. We believe our solution provides the Chinese consumer with substantially greater levels of product selection and quality, a better customer experience and a higher level of customer service than otherwise available in the Chinese market.

While the Chinese e-commerce opportunity is attractive, challenges to new entrants in the Chinese e-commerce market exist, creating substantial barriers to entry for our potential international and local competitors. Local expertise and relationships are necessary to establish supplier relationships and navigate the complex legal and regulatory environments. Furthermore, a strong understanding of the tastes and preferences of the Chinese consumer is critical to cost-effectively delivering a compelling online shopping experience.

We believe that we are better positioned than many local competitors and large U.S. competitors to succeed in the Chinese e-commerce market for a number of reasons. Unlike many new entrants or local competitors, we are utilizing a technology platform and operational practices which we have successfully employed in the United States to deliver a locally tailored e-commerce offering to the Chinese market. We believe our expertise in providing a compelling online shopping experience and superior customer service transfers well to the Chinese market. We offer a broad and deep selection of compelling products suited to local tastes at the right price points. As of June 30, 2009, our Chinese website carried over 12,600 SKUs of computer hardware, software, and components, communications devices, CE and other products. For the three months ended June 30, 2009, our Chinese website sold an average of more than 3,600 orders per day. In addition, unlike many large U.S. competitors, our management and senior employees possess local Chinese expertise, an intimate understanding of the preferences of the Chinese consumer and a diverse set of relationships. We have a large presence in China, with 1,096 employees, including 388 who are principally focused on our China e-commerce business, as of June 30, 2009.

The Chinese market also presents unique fulfillment challenges. While cost effective, rapid and reliable delivery systems exist for inter-city delivery, China suffers from an intra-city delivery problem—delivery service options are often limited to individual or small scale couriers and motorcycle messengers. We have adapted to local limitations by establishing a local delivery network composed of direct couriers and messengers hired by us and third-party shipping and delivery service providers to address the local Chinese delivery issue. Unlike many U.S. e-commerce competitors, we have improved our local supply chain by strategically sourcing and locating multiple direct couriers to efficiently fulfill and deliver orders in and to major Chinese metropolitan areas.

Electronic payment systems and products are still developing in China and have far less penetration than in the U.S. market. Accordingly, we take payment by cash or debit card on delivery.

Canada E-Commerce Website

In October 2008, we launched an e-commerce website, www.newegg.ca, to offer IT and CE products for sale in the Canadian market. Currently, all operations which support the www.newegg.ca website are located in the United States. Most orders are presently fulfilled from OPCs in California and New Jersey, and are delivered to our Canadian customers via third-party shipping companies. The remaining orders are fulfilled from virtual fulfillment facilities located within Canada operated by vendors. In the longer term, we intend to establish one or more strategically located Canadian OPCs designed to further increase delivery efficiencies for our Canadian customers. To that end, in August 2009, we entered into a lease of a 55,000 square foot facility in Mississauga, Ontario, which we have built into an OPC that began operations in October 2009.

Newegg’s Operational Expertise

Our Suppliers and Merchandise

In 2008, we purchased 52.8% of our inventory from distributors and 47.2% directly from manufacturers or other sources in the United States. Ingram Micro, an IT and CE product distributor, and our 10 largest suppliers (including Ingram Micro) accounted for 11.9% and 47.9% of the merchandise we purchased, respectively, in 2008 in the United States. To ensure a steady supply of products and optimized pricing and allocation, we maintain multiple sourcing arrangements for most of our products. As we increase in scale in particular product categories, we expect to increase our purchases directly from manufacturers and, where appropriate, to become an authorized reseller. We believe our ability to establish direct relationships with manufacturers will provide improved product pricing, better access to VIPs and preferred product allocation. We believe that manufacturers and distributors consider us an important channel in certain product categories such as after-market computer components (e.g., high end video graphics cards), where we are one of the largest channels online or offline, and are gaining significant traction with vendors in related categories like CE and home appliances. In addition, we have created a manufacturer portal where our vendors access reports regarding inventory and purchase history of the manufacturers’ product, our vast record of customer reviews, and information about our customer purchases of their products. Our vendors use this information to assist in their marketing and product development efforts.

The table below shows our leading product categories and examples of manufacturers and vendors whose products we sell:

Category	Representative Brands	SKU Count as of June 30, 2009
IT Products
Hard Drives	Hitachi, Samsung, Seagate, Western Digital	915

Personal Computers and Laptops	Acer America, ASUS, Hewlett-Packard, Sony Vaio, Toshiba	1,582

Memory Products	Corsair Memory, Crucial, G.Skill, Kingston Technology, OCZ Technology	1,732

CPUs	AMD, Intel	164

CE Products

Home Video Equipment	Panasonic, Samsung, Sharp, Toshiba	751

Digital Cameras	Canon USA, Nikon, Olympus America, Panasonic, Sony	855

Video Games and Consoles	Microsoft, Nintendo, Sony Playstation	4,337

Home Audio Equipment	Onkyo, Pioneer, Polk Audio	619

Fulfillment Operations

We strive to exceed customer expectations by fulfilling orders rapidly and accurately. As an online retailer without face-to-face customer interaction, successful fulfillment is critical to our efforts to build and maintain customer trust and loyalty. In 2008, we shipped more than 97.6% of U.S. orders fulfilled directly by us within one business day of payment validation, and more than 98.2% of the time, we met or exceeded the promised delivery time to our U.S. customers, averaging 2.4 business days from the date of shipment to receipt by the customer. In 2008, our U.S. average daily shipping volume was approximately 33,600 packages per day, and on our busiest day, we processed and shipped 109,289 packages. We currently operate one shift at each of our U.S. OPCs, with some overtime shifts during peak seasons.

Our scalable technology platform and order process flows are an integral part of our fulfillment operation. When we order product from a supplier, we track the receipt of the merchandise and can “material optimize,” or direct, the inventory to a specific OPC to match customer demand in a geographical area. The geographical placement of our OPCs is designed to enable us to reach 99.0% of the population of the continental United States in three business days or less using ground shipping, predominantly via UPS.

When a customer order is received, we match the order to our inventory, and distribute a specific order-fulfillment assignment to one or more OPCs for processing. We use advanced, “pick-to-light” picking systems to allow our OPC staff to fulfill small-item orders quickly. Each order is verified at least twice, resulting in a high degree of order accuracy. Once the product has been shipped, our inventory system automatically updates the inventory level, ensuring that the purchasing department is aware of when to order additional inventory. Our customers can track the shipping status of their purchases through links we e-mail and provide on our website. Our inventory management and tracking systems also have redundant capabilities to enable each facility, if necessary, to fulfill most U.S. orders. This redundancy could allow us to continue fulfilling most orders, albeit less efficiently, as long as a single OPC is operational.

In all, we have almost 1,000,000 square feet of warehouse space strategically located in OPCs in California, New Jersey and Tennessee. We presently fulfill our Canadian product sales from our California and New Jersey OPCs, but have leased and intend to begin fulfilling certain Canadian orders from a 55,000 square foot warehouse located in Ontario, Canada. We have a reverse logistics facility in Southern California that processes order returns and replacements.

We believe the best approach in serving our customers is to maintain reasonable inventory levels and to ship directly from our own inventory. We stock and ship the vast majority of our products. In the U.S., we utilized virtual fulfillment for approximately 6.8% of our total net product sales in 2008. This shipment method is utilized typically for very large items such as televisions and products that are purchased infrequently and where shipping and handling challenges are higher. We strive to only use virtual fulfillment vendors that we believe are capable of meeting our stringent on-time and accurate delivery requirements.

Our customers may choose various shipping methods including basic ground delivery and expedited overnight shipping. In the U.S. in 2008, 71.2% of our order packages shipped via ground delivery service. While UPS accounted for 89.4% and Federal Express 2.0% of our total product shipments in 2008 in the U.S., on July 1, 2008, we began to offer a lower-priced shipping alternative via DHL that accounted for approximately 14.5% of our order shipments during the first half of 2009. The DHL option, however, entails a two to five day average transit time. Shipping costs are based on the type of delivery service requested, shipping distance, package dimensions and delivery location. Due to the large volume of our UPS shipments, we have UPS personnel and delivery vehicles located at most of our OPCs to ensure that delivery is accomplished in a timely manner.

Our standard return policy allows merchandise purchased on our websites to be returned within 30 days of the original invoice date for a full refund or for a replacement, in both cases less certain restocking fees. Products with value representing only 2.4% of our gross sales were returned to us in 2008, demonstrating the success of our focus on our three core competencies: providing what we believe is a compelling online shopping experience, fulfilling orders in a reliable and timely manner and providing superior customer service.

In China, we have operations in Shanghai, Beijing, Chengdu, Guangzhou, Jinan, Nanjing, Wuhan and Xian. As of June 30, 2009, in China we employ 111 order fulfillment personnel, 109 delivery personnel, and six administrative staff. Orders are fulfilled from OPCs, and either held for pickup by the customer or delivered via locally-based motorcycle messengers employed or contracted by Newegg. If the delivery address is outside the range of our messenger network, we ship the order via common mail and freight carriers throughout China. In 2010, we intend to open additional OPCs designed to efficiently fulfill and deliver orders to certain other major Chinese metropolitan areas.

Technology and Intellectual Property

Our technology systems are a critical component of our success and are designed to enhance efficiency and scalability. Our strategy is to develop proprietary software and license technologies from third parties as appropriate in order to simplify and improve the customer shopping experience, as well as facilitate our fulfillment, financial and customer service operations.

Our website incorporates proprietary technology internally developed on a primarily Microsoft .NET platform. It provides product descriptions, search and ordering functionalities and product reviews. Our transaction level data are housed in our data warehouse that as of August 18, 2009, had over 29.5 terabytes of information. We have deployed Cognos business intelligence software to analyze our data and improve the consumer experience. We utilize secure encryption technology to send and receive confidential financial information during the transaction process. Our website response time is consistently ranked in the Top 10 in the Gomez Retail Product Order Benchmark, an independent measure of website performance for the top 25 Internet retailers.

Our inventory availability is coordinated through our technology platform and website. We have added functionality to update our website when items become out of stock in our fulfillment centers. This feature limits the number of orders placed for out-of-stock items, allowing us to avoid shipment delays and minimizing customer dissatisfaction by eliminating backorder merchandise.

Online fraud is a constant threat to security and reliability of e-commerce retailers. We work with third-party vendors to assist us in monitoring our network security devices and to secure our online payment systems. We have also developed proprietary tools to monitor our online traffic for suspicious activities. Our website has earned certifications from organizations and agencies like VeriSign and Trustwave based on our meeting their information protection and fraud prevention standards.

We have developed and deployed a scalable back office platform that allows us to monitor transactions and changes to financial data as well as provide our management with daily updates. We utilize both proprietary and third-party applications for accepting and validating customer orders, placing and tracking orders with suppliers, managing inventory and assigning it to customer orders and ensuring proper shipment of products to customers.

We have software for our fulfillment operations that tracks customer orders from placement through packing and shipping. We have installed sophisticated, “pick-to-light” conveyor systems and associated software. We have also developed software modules that efficiently manage the sorting and picking process of our products. Our systems are integrated with those from our primary U.S. shipping vendors, UPS, FedEx and DHL to facilitate tracking of the orders after shipment.

We have software for our call center that facilitates our phone and e-mail interactions. We license third-party software to support our live chat functions.

We presently have two co-located data centers at facilities in Los Angeles, California and Edison, New Jersey to provide redundancy for our e-commerce data centers, including customer data.

We regard protection and enforcement of our rights to intellectual property and proprietary rights, particularly domain names, copyrights and trade secrets, as critical to our success. We rely on a combination of contractual restrictions and copyright, trademark and trade secret laws to protect our proprietary rights, confidential information and technology. For instance, our standard contracts with third parties and our employees and service providers include confidentiality provisions. We are the registered owners of numerous domain names, including www.newegg.com, www.newegg.ca and their variants. We pursue the registration of our domain names in the United States, China, Canada and a number of other countries and regions. Newegg E-Business is the owner of the www.newegg.com.cn website. See “Related Party Transactions.”

As of June 30, 2009, we employed 526 engineers, quality assurance personnel, content writers and web developers to support and improve our technology infrastructure. The majority of these employees are located in China and Taiwan.

Customer Service and Support

One of our cornerstones is to provide superior customer service. We believe that our ability to establish and maintain ongoing relationships with our customers and generate repeat visits and purchases depends, in significant part, on the strength of our customer support team. To maintain control over the quality of service, we have chosen not to outsource any of our e-mail, live chat or call center customer service operations. Moreover, we have purposely maintained our call center near our Southern California headquarters in order to ensure the ability to carefully monitor training and service levels and to respond quickly to customer feedback.

Our customer support personnel are responsible for handling general customer inquiries, answering customer questions about the ordering process and products ordered and investigating the status of orders, shipments and payments. We also train and empower our customer support staff to solve issues and remedy situations in most instances without having to get approval from their supervisor. We believe that our policies have helped to increase customer satisfaction with the Newegg shopping experience.

Our customer service department is available over the telephone and on live chat Monday through Friday from 8 a.m. to 5 p.m. Pacific Standard Time, and our e-mail is supported seven days a week during extended hours. We operate a highly redundant international communications infrastructure that is highly scalable. Our communications infrastructure is integrated into our call-centers that answer our customer phone calls, chat conversations and e-mails. Our U.S. customer inquiries via telephone are answered by personnel located in the United States and customer inquiries via chat and e-mail responses are shared between our customer service personnel in China and in the United States.

Marketing

We have designed our marketing strategy to generate consumer traffic, increase Newegg’s brand recognition, acquire customers cost efficiently, build a loyal customer base and maximize repeat purchases. To date, we have benefited greatly from word of mouth, referrals and positive product reviews. In 2008, we attracted 70.7% of our website visitors without incurring a referral, click-through or advertising fee. We utilize web analytics tools to assist in making our marketing decisions and to maximize the return on marketing expenditures. In 2008, our marketing expenditures totaled $21.7 million, or 1.0% of net sales.

We conduct the majority of our marketing efforts online through targeted marketing via affiliates, search engines, shopping comparison sites and e-mail programs. We manage a comprehensive network of affiliate websites who receive commission on sales by directing traffic to our websites. We also bid for specific keywords on search engine websites, such as Google, Yahoo! and MSN Bing, in order to receive optimum visibility in the displayed results when visitors browse for product on these sites. Our broad and changing product selection enables us to utilize a large quantity of keywords that we frequently test and measure for their effectiveness. Other marketing channels include click-through based advertising on shopping comparison engines, targeted

e-mails, display and banner advertisements on high-traffic portals, social networking via major social media sites and our own branded portal, and onsite promotions and cross-selling opportunities on our websites. Our offline marketing activities include advertisements in various technology publications, print and electronic catalogs, box inserts, event participation, public relations and targeted broadcast and major media print and broadcast activities designed to increase our brand awareness.

Investments

We may also pursue opportunities to leverage our experience, operating infrastructure, platform, technology and customer base to broaden the scope of our business. These opportunities could involve investments in, or partnerships with, third parties. For example, we own a 23.9% interest in OmniHealth Group Inc., a Taiwanese medical information and service company.

Competition

The online retail market for IT and CE products in the United States and internationally is competitive, growing rapidly and has low barriers to entry. Online retailers have historically competed on price. In the United States, we compete with other broad-based online retailers, such as Amazon.com and Buy.com; IT-focused product providers, such as CDW, Dell and TigerDirect.com; and traditional brick-and-mortar retailers, such as Best Buy, Costco, Fry’s, Radio Shack, Staples and Walmart. In China, we compete with China-based e-commerce providers, such as 360buy.com, Dangdang.com, Joyo.com and Taobao.com, and traditional brick-and-mortar retailers based in China.

Many of our current and potential online and brick-and-mortar competitors have longer operating histories, larger customer bases, greater brand recognition and greater financial, marketing, technical, management and other resources. In addition, some of our competitors have used and may continue to use aggressive pricing or promotional strategies, have stronger supplier relationships with more favorable terms and inventory allocation and may devote substantially greater resources to website and system development. We cannot assure you that we will be able to compete successfully against current and future competitors or address increased competitive pressures.

Employees

As of June 30, 2009, we employed 938 full-time employees in the United States and 1,124 full-time employees in Asia for a total of 2,062 full-time employees. Of our global employee base, in our largest functional areas we employed 650 in logistics, 526 in IT, 210 in product management and 233 in customer service. During the holiday season, we have historically added temporary workers to augment our full-time work force. None of our employees are represented by a labor union and we have never experienced a work stoppage.

Facilities

We currently operate the following principal facilities:

Description of Use	Approximate Square Footage	Operating Segments	Lease Expirations
	(in thousands)
Corporate office facilities	103	North America	From 2009 through 2010

Corporate office facilities	148	China	From 2010 through 2011

Fulfillment and warehouse operations	1,004	North America	From 2010 through 2012

Fulfillment and warehouse operations	241	China	From 2009 through 2011

Our corporate headquarters are located in City of Industry, California. We also own or lease additional corporate office facilities and fulfillment and warehouse operations throughout the United States, principally in New Jersey, Tennessee, and Canada. Outside of the United States, we also own or lease corporate office facilities and fulfillment and warehouse operations, principally in China, with one additional facility in Taiwan. Our Asia headquarters are in Shanghai and we have OPCs located throughout China directly serving several metropolitan areas. We periodically evaluate our facility requirements as necessary and believe our existing and planned facilities will be sufficient for our needs for at least the next twelve months.

Jiading Facility Contract and Plans for a Regional Headquarters

In June 2008, we entered into a land use rights grant contract with Jiading District Bureau of Housing and Land Administration, under which we were granted the land use rights for a 492,000 square foot parcel of land for 50 years, located in a new industrial park in the district of Jiading, a suburb of Shanghai, China. We have paid $3.2 million, which is being amortized over the 50-year term, to the local Jiading government for such land use rights. We intend to develop the parcel over the course of several development phases into our Asia headquarters. Plans for phase I include an office building and ancillary structures, and plans for phase II include a regional OPC. Phase I and phase II have combined estimated construction costs of approximately $10.0 million. Subsequent to the completion of phases I and II, the following phases of constructions are expected to include a Research and Development center and other commercial facilities. Plans for the phase I and phase II developments have received approval from the district government of Jiading, and construction work on both phases has commenced. Under the terms of our agreement with the Jiading government, we must provide a minimum of $25.0 million of capital to one or more of the local subsidiaries to fund real estate and business development activities over a two-year period. As of June 30, 2009, we have met this commitment. We expect these new capital projects to support our anticipated growth in management and employee headcount and operations.

Government Regulation

We are subject to U.S. federal and state consumer protection laws, including laws protecting the privacy of customer non-public information and regulations prohibiting unfair and deceptive trade practices. Other existing and future laws cover issues such as user privacy, spyware and the tracking of consumer activities, marketing e-mails and communications, other advertising and promotional practices, money transfers, pricing, content and quality of products and services, taxation, electronic contracts and other communications and information security.

There is also great uncertainty over whether or how existing laws governing issues such as property ownership, sales and other taxes, auctions, libel and personal privacy apply to the Internet and commercial online services. These issues may take years to resolve. For example, tax authorities in a number of states, as well as a Congressional advisory commission, are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet and commercial online services could result in significant additional taxes or regulatory restrictions on our business.

Our operations in China are governed by the laws and regulations of China, including the following:

Telecommunication Laws and Regulations

Chinese regulations categorize all telecommunication services in China as either basic telecommunication services or value-added telecommunication services, or VAS. The law currently categorizes Internet information services, which includes online e-commerce operations including ours, as VAS. According to Chinese law, the maximum foreign direct investment permitted in a VAS business is 50%. As such, only a Chinese-domestic company or a joint venture with no more than 50% foreign ownership can operate a VAS business in China. In view of the restrictions on foreign direct investment in the online e-commerce sector, we have employed a variable interest entity structure in which we conduct our internet operations in China through a Chinese-domestic company controlled by us through a set of contractual agreements. For further discussions, see “Related Party Transactions —Affiliated Entity.”

In addition, the Chinese government requires all commercial internet content providers, or ICPs, in China to obtain an ICP license, and for all non-commercial ICPs to file with the Ministry of Industry and Information Technology or its local provisional branch. Online retail businesses are currently regarded as a non-commercial Internet information service in Shanghai, where we operate our online retail operations, and as such, we have not needed to obtain an ICP license thus far. However, if the government chooses to later consider online retail services as a commercial Internet information service, we may be required to obtain an ICP license.

Foreign Currency Exchange

Under current Chinese regulations, the RMB is freely convertible for trade and service-related transactions denominated in foreign currency, but not for direct investment, loans or investments in securities outside China without the prior approval of the State Administration of Foreign Exchange of the People’s Republic of China or its local branches, or SAFE.

Foreign-invested enterprises in China may execute foreign exchange transactions without SAFE approval for trade and service-related transactions denominated in foreign currency by providing commercial documents evidencing these transactions. They may also retain foreign currency, subject to a cap approved by SAFE, to satisfy foreign currency-denominated liabilities or to pay dividends. Foreign exchange transactions related to direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from SAFE.

Furthermore, the registered capital of a foreign-invested company settled in RMB, but converted from foreign currencies, may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within China. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in RMB, but converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval, and may not in any way be used to repay RMB loans if the proceeds of such loans have not been used.

Dividend Distributions

Our wholly-owned foreign subsidiaries are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. These subsidiaries are required to allocate at least 10% of their after-tax profits on an individual company basis (as determined under generally accepted accounting principles in China) to the general reserve and may discontinue allocations to the general reserve only if such reserve has reached 50% of the individual company’s registered capital. Appropriations to the enterprise’s expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of these subsidiaries.

In addition, our affiliated entities in China are also required to allocate 10% of their respective after-tax profits to their respective statutory general reserve, unless such statutory general reserve amounts to over 50% of the entity’s registered capital. After our affiliated entities have allocated the required amounts to their statutory general reserves from their after-tax profits, they may, upon resolution by the shareholders, allocate additional amounts from their after-tax profits to a discretionary general reserve.

Current Chinese law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-Chinese investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within China. This maximum tax rate has since been reduced to 10%. Thus, dividends paid to us by our affiliated Chinese entities in China generally would be subject to a 10% income tax if our subsidiary recipient is considered a “non-resident enterprise” under Chinese law.

Legal Proceedings

On November 5, 2007, Soverain Software LLC, or Soverain, filed a patent infringement lawsuit against us in the United States District Court for the Eastern District of Texas, seeking, among other things, a judgment that Newegg has infringed certain patents held by Soverain, an injunctive order against the alleged infringing activities and an award for damages. If an injunction is granted, it could force us to stop or alter certain aspects of our business activities, such as aspects of our shopping cart and session ID. This case is scheduled for a jury trial in Tyler, Texas, in February 2010. Although we have and continue to deny Soverain’s allegations and defend against its claims vigorously, and we believe that we have substantial and meritorious defenses, neither the outcome of the litigation, nor the amount and range of potential damages or exposure associated with the litigation, can be assessed with certainty.

In addition to the Soverain lawsuit, from time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently involved in any legal proceeding in which the outcome, if determined adversely to us, would be expected to have a material adverse effect on our business, operating results or financial condition. However, there can be no assurance with respect to the outcome of any legal proceeding, and we could suffer monetary liability or an operational impact from such proceedings, lawsuits and other claims that could differ materially from what we expect.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers, directors and certain key employees as of November 6, 2009:

Name	Age	Position
Tally Liu	59	Chairman of the Board and Chief Executive Officer
Fred Chang	53	Vice Chairman of the Board, President of Newegg China and our Principal Stockholder
Michael Amkreutz	40	Vice President of Product Management
Lee Cheng	38	General Counsel and Corporate Secretary
Anthony Chow	44	Acting President of Newegg.com.cn
Dr. Shih-Chi Lee	61	Executive Vice President and Director
Bernard Luthi	45	Vice President of Marketing
Joel Miller	50	Chief Human Resources Officer
Richard Quiroga	49	Vice President of Finance
Jing (James) Wu	39	Chief Technology Officer
Deven Parekh	40	Director
Michael Potter	48	Director

Tally Liu has served as our Chief Executive Officer and Chairman of the Board since August 2008 and as a member of our Board since June 2005. Mr. Liu served as our President and Vice Chairman from February 2008 to August 2008 and as the Chairman of the Audit and Compensation Committees from October 2005 until February 2008. Prior to joining Newegg, from June 2006 to February 2008, Mr. Liu was a consultant in the media sector. From October 1978 to June 2006, Mr. Liu held various positions within Knight Ridder, a media company specializing in newspaper and Internet publishing, including as Vice President of Finance and Administration, Vice President of Finance and Advanced Technology, Vice President and Chief Financial Officer for the San Jose Mercury News, Vice President for the Boca Raton News and Senior Vice President of Finance and Operations for Knight Ridder Digital. Mr. Liu was formerly a Certified Public Accountant and holds a Bachelors degree in Business Administration from National Chen Chi University in Taiwan and a Masters degree in Business Administration from Florida Atlantic University.

Fred Chang co-founded Newegg and served as our Chairman of the Board since our inception in 2001 until August 2008. From August 2001 to August 2008, Mr. Chang also served as our Chief Executive Officer. He served as our director and the acting President of Newegg China from August 2008 to March 2009. From April 2009 to August 2009, he continued to serve as our director. He assumed his current role as the President of Newegg China and Vice Chairman of the Board in August 2009. Prior to forming Newegg, Mr. Chang founded and served as Chief Executive Officer of ABS Computer Technologies, our predecessor entity. Mr. Chang holds a Bachelors degree in Applied Mathematics from the Chinese Culture University of Taiwan. Mr. Chang is our Principal Stockholder.

Michael Amkreutz has served as our Vice President of Product Management since September 2007. From 2005 to 2007, Mr. Amkreutz was Vice President of Sales and Product Marketing at HANNspree North America, a visual display technology company. From 2003 to 2005, Mr. Amkreutz served as Vice President, Market and Product Planning for Proview Technology Holdings, Ltd, a branded monitor manufacturer. Prior to his experience at Proview, Mr. Amkreutz served for six years in various management positions at Sharp Electronics and Toshiba Consumer Products. Mr. Amkreutz holds a Bachelors degree in Business Administration and Marketing from Western Washington University and a Bachelors degree in Mathematics from Rutgers University.

Lee Cheng has served as our General Counsel and Corporate Secretary since September 2005. Prior to Newegg, Mr. Cheng worked as an attorney at the law firm of Latham & Watkins LLP. Mr. Cheng has also served as the Vice President and General Counsel of GeneFluidics, Inc., a medical diagnostics company, and as the Vice President of Administration and Legal Affairs at LightCross, Inc., an optical networking components company. He entered private practice at the law firm of Dow, Lohnes & Albertson and also worked as an Associate with the law firm of Gray, Cary, Ware & Freidenrich (now DLA Piper). Mr. Cheng is a member of the State Bar of California. Mr. Cheng holds a Juris Doctor from U.C. Berkeley, Boalt Hall School of Law and a Bachelors degree, magna cum laude, in History and Science from Harvard University.

Anthony Chow has served as our Acting President of Newegg.com.cn since July 2008 as well as Acting President of OZZO Logistics since December 2008. Mr. Chow served as our Vice President of Business Development from January 2007 to July 2008. From 1998 to 2005, Mr. Chow was the CEO & President of STI, Inc., an importer of cellular phone accessories from Asia for distribution in the United States. Mr. Chow holds a Bachelors degree in Electrical Engineering from the University of Toledo, Ohio.

Dr. Shih-Chi Lee has served as our Executive Vice President of Corporate Planning and Partner Relationships since December 2005. From 2001 to 2005, Dr. Lee was a Partner in the Global Strategic Investment Management Fund, a Taiwan-based technology investment company. Prior to Global Strategic Investment Management Fund, Dr. Lee served for 14 years at various positions at Microtek Lab, Inc., the U.S. subsidiary of a manufacturer of scanning and imaging products and a public company in Taiwan, including six years as its President. Dr. Lee holds a Bachelors degree in Mathematics from National Taiwan University and a Masters degree and a Ph.D. in Mathematics from Brandeis University.

Bernard Luthi has served as our Vice President of Marketing since October 2008, as well as Vice President of Merchandising since December 2006. From 2004 to 2006, Mr. Luthi served as Vice President, Category & Vendor Marketing for PC Mall, a value-added direct marketer of technology products, services and solutions. Prior to his experience at PC Mall, Mr. Luthi served in various management positions including Director of Product Marketing at Ingram Micro, an IT and CE product distributor, from 1994 to 2004. Mr. Luthi has a Bachelors degree in Business Administration from California State University, Los Angeles.

Joel A. Miller has served as our Chief Human Resources Officer since July 2008. From 2006 to 2007, Mr. Miller served as Executive Vice President, Human Resources of Guitar Center, Inc., a musical instrument retailer. Mr. Miller served as Chief People Officer of Aegis Living, LLC in 2005, a private assisted living firm. Mr. Miller has over 15 years of executive management experience in the human resources field, including international experience leading human resources in over 15 countries and serving in an expatriate role in China while with Procter & Gamble. Mr. Miller holds a Bachelors degree in Management Engineering from Rensselaer Polytechnic Institute.

Richard Quiroga has served as our Vice President of Finance since December 2006. From 2004 to 2006, Mr. Quiroga served as Senior Vice President of Finance for Joe’s Jeans Inc. (formerly Innovo Group Inc.), a branded denim apparel designer. From 1996 to 2003, Mr. Quiroga served in various financial roles including Vice President of Finance and Corporate Controller at EarthLink, Inc., a U.S. Internet service provider. Mr. Quiroga has over 25 years of experience as a financial professional beginning as an external auditor at PricewaterhouseCoopers LLP (formerly Coopers & Lybrand). Mr. Quiroga is a Certified Public Accountant and holds a Bachelors degree in Accounting from Loyola Marymount University.

Jing (James) Wu has served as our Chief Technology Officer since August 2008. From October 2007 to August 2008, Mr. Wu served as our Chief Architecture Officer. Since joining our predecessor in February 2000, Mr. Wu has held a variety of positions in our Management Information Systems, or MIS department. Prior to joining Newegg, Mr. Wu served as an information consultant for the Oil Refinery Industry of China in Xinjiang. Mr. Wu holds a Bachelors degree in Computer Science from Sichuan University of Science and Technology in China.

Deven Parekh has served as a member of our Board since September 2005, and as Chair of our Audit and Compensation Committees from February 2008 until November 2009. Mr. Parekh has served as a Managing Director at Insight Venture Partners, a venture capital firm specializing in software and Internet companies, since 2000. From 1992 to 1999, Mr. Parekh was employed at Berenson Minella & Company, a New York-based merchant banking firm. In addition to Newegg, Mr. Parekh serves on the boards of a number of private companies. Mr. Parekh received a Bachelors degree, magna cum laude, in Economics from the Wharton School of the University of Pennsylvania and is a Henry Crown Fellow of the Aspen Institute. Mr. Parekh has been appointed to our Board as the nominee of the holders of our Series B Preferred Stock pursuant to the terms of our Amended and Restated Certificate of Incorporation.

Michael Potter has served as a member of our Board and as Chair of our Compensation Committee since November 2009. Mr. Potter served as Chairman and Chief Executive Officer of Big Lots, Inc., a Fortune 500 retailer, from June 2000 to June 2005. Prior to serving as the Chief Executive Officer, Mr. Potter served in various capacities at Big Lots, including the role of Chief Financial Officer. Prior to working at Big Lots, Mr. Potter held various positions at The Limited, Inc., May Department Stores and Meier & Frank, all of which are retailers. Mr. Potter also serves on the boards of Blue Nile, Inc., an online retailer of diamonds and jewelry, and Coldwater Creek, Inc., a multi-channel retailer of women’s apparel and accessories. Mr. Potter holds a Bachelors degree in Finance and Management from the University of Oregon and an MBA from Capital University.

There are no family relationships among any Newegg executive officers or directors.

Board Composition

Prior to November 2009, our board consisted of four members—Tally Liu, Fred Chang, Dr. Shih-Chi Lee and Deven Parekh. In November 2009, our Board appointed Michael Potter and Dennis Wolf to fill two vacancies which existed on our Board. Shortly after his appointment, Mr. Wolf resigned, informing us his resignation was due to unexpected demands on his time. We are not aware of any disagreement that Mr. Wolf had with us on any matter relating to our operations, policies or practices. Prior to completion of this offering, we intend to fill the vacancy created by Mr. Wolf’s departure with an independent director.

Upon the completion of this offering, Mr. Chang, our Principal Stockholder, will beneficially own shares representing more than 50% of the combined voting power of our capital stock, and as such, is able to elect our entire Board. As a result, we are, and will continue to be upon completion of the offering, a “controlled company” under the New York Stock Exchange rules. “Controlled companies” under those rules are companies of which more than 50% of the voting power is held by an individual, a group or another company. In addition, our Board does not consist of a majority of independent directors. As a “controlled company,” we are eligible to, and we intend to, utilize certain exemptions from corporate governance requirements provided in the rules, including the requirement that a majority of our Board consist of independent directors. Upon completion of this offering, we intend to have an equal number of independent and non-independent directors, although it is also our intent that all Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee members be independent. Under Delaware law, our directors may be removed for cause by the affirmative vote of the holders of our capital stock representing a majority of the voting power of such capital stock.

Our Board has determined that upon completion of this offering, Mr. Parekh and Mr. Potter will be independent directors. In making this determination, our board applied the standards set forth in Rule 303A of the New York Stock Exchange listing standards and in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In evaluating the independence of Messrs. Parekh and Potter our Board considered their current and historical employment, any compensation we gave to them, any transactions we have with them, their beneficial ownership of our capital stock, their ability to exert control over us, all other material relationships they had with us and the same facts with respect to their immediate family. The Board also considered all other relevant facts and circumstances known to it in making this independence determination. In addition, Messrs. Parekh and Potter are non-employee directors, as defined in Rule 16b-3 of the Exchange Act, and are outside directors, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended.

Board Committees

Our Board currently has an Audit Committee and a Compensation Committee. Prior to the completion of this offering, our Board intends to add a Nominating and Corporate Governance Committee consisting solely of independent directors.

Audit Committee

Our Audit Committee consists of Messrs. Parekh and Potter with a vacant Chair position which we intend to fill prior to completion of this offering. Our Board had determined that each member of the Audit Committee qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations established by the Securities and Exchange Commission, or SEC. The functions of this committee will include:

•

reviewing with our independent auditors and management significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our financial controls;

•	evaluating these matters with our independent auditors and with internal financial personnel;

•	reviewing and approving all related-party transactions;

•	pre-approving audit and non-audit services to be rendered by our independent auditors;

•	reviewing, pre-approving and evaluating the engagement and retention of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

•	reviewing our financial statements and periodic reports and discussing the statements and reports with our independent auditors and management;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, financial controls and auditing matters;

•

reviewing and discussing with management our policies with respect to risk assessment and risk management and any significant financial risk exposures and the actions management has taken to mitigate such exposures;

•	preparing the audit committee report required by SEC regulations; and

•	performing an annual self-evaluation.

Both our independent auditors and internal financial personnel regularly meet privately with the Audit Committee and have unrestricted access to this committee.

Compensation Committee

Our Compensation Committee consists of Messrs. Potter and Parekh, with Mr. Potter serving as its Chair, and a vacancy which we intend to fill prior to completion of this offering. The functions of this committee include:

•	reviewing our compensation philosophy;

•

reviewing and, as it deems appropriate, recommending to our Board, policies, practices and procedures relating to the compensation of our directors, officers and other managerial employees and the establishment and administration of our employee benefit plans;

•	exercising authority under our employee benefit plans;

•	reviewing and approving executive officer and director indemnification and insurance matters;

•	advising and consulting with our officers regarding managerial personnel and development; and

•	performing an annual self-evaluation.

The Compensation Committee has the exclusive authority to approve the compensation package and arrangements of our Chief Executive Officer.

Nominating and Corporate Governance Committee

If this offering is completed, we anticipate that our Nominating and Corporate Governance Committee will consist of Messrs. Parekh, Potter and an additional member who we intend to appoint prior to completion of this offering. We anticipate the functions of this committee will include:

•	identifying qualified candidates to become members of our Board;

•	selecting nominees for election of directors at the next annual meeting of stockholders (or special meeting of stockholders at which directors are to be elected);

•	selecting candidates to fill vacancies of our Board;

•	developing and recommending to our Board our corporate governance guidelines;

•	overseeing the annual evaluation of our Board;

•	reviewing and considering possible conflicts of interest that may arise between us and any director; and

•	performing an annual self-evaluation.

Compensation Committee Interlocks and Insider Participation

Mr. Liu served on our Compensation Committee throughout 2008 and through the end of October 2009. Mr. Liu also served as our President from February 2008 to August 2008, and has served as our Chief Executive Officer since August 2008. In addition, our Principal Stockholder has historically had significant influence over all matters at our Company, including compensation matters. Our Principal Stockholder served as our Chief Executive Officer at various times prior to August 2008 and continues to serve as the President of Newegg China. We expect that after completion of this offering, our Principal Stockholder will continue to have influence over our compensation matters, although our Compensation Committee will hold all formal authority over these matters.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis discusses our compensation programs, policies and decisions made during 2008 and 2009 for each of the following named executive officers: Tally Liu, our President from February 2008 to August 2008 and our Chief Executive Officer and Chairman of our Board since August 2008; Richard Quiroga, our Vice President of Finance; Dr. Shih-Chi Lee, our Executive Vice President; Michael Amkreutz, our Vice President, Product Management; and Lee Cheng, our General Counsel and Corporate Secretary. The compensation programs, policies and decisions pertaining to Fred Chang, who was our Chief Executive Officer at various times from our founding until August 2008 and remains our Principal Stockholder, Vice Chairman of our Board and President of Newegg China, are discussed solely under the heading “—Compensation to our Principal Stockholder.”

Determination of Compensation

Our Compensation Committee has historically been responsible for our compensation programs, policies and decisions relating to our named executive officers. In addition, our Principal Stockholder has had significant influence on all matters within our Company, including all compensation matters. Prior to November 2009, the compensation of our Chief Executive Officer was negotiated by our Principal Stockholder and approved by either the full Board or our Compensation Committee as more fully described below. During 2008 and prior to November 2009, the only members of our Compensation Committee were Mr. Liu and Mr. Parekh. Since Mr. Liu served as our President or Chief Executive Officer during much of that period, he recused himself from discussions regarding his own compensation, but participated and approved the compensation of all other named executive officers. Therefore, Mr. Parekh, as the only non-management member of the Compensation Committee, had sole responsibility on that committee for approving matters relating to Mr. Liu’s compensation.

In November 2009, in preparation for our initial public offering, we restructured our Compensation Committee. Since that time, the committee has consisted of Messrs. Potter and Parekh, with Mr. Potter serving as its Chair. Our Board has determined that upon completion of this offering, each of these committee members will be an independent director. We anticipate that after our initial public offering, the Compensation Committee will have responsibility for all matters relating to compensation for our named executive officers.

Compensation Objectives and Components

We believe that attracting and retaining the best available personnel for positions of substantial responsibility is critical to the success of our business, fulfilling our corporate mission and achieving our strategic goals for the benefit of our stockholders. Our compensation policies are a key instrument in motivating and rewarding these employees.

We have designed our compensation programs to motivate our named executive officers by aligning pay and performance and subjecting a significant portion of their compensation to the achievement of annual financial performance goals, goals for their respective departments and their own personal performance measures. We also seek to build an ownership mentality among all of our employees, including our named executive officers, and to align their interests with those of our stockholders through equity-based long-term incentive awards that link executive compensation to stockholder return. Our compensation programs are also designed to recognize employee contributions over time and provide for employee retention. Consistent with our performance-based philosophy, a substantial portion of each named executive officer’s compensation is based on performance- and incentive-based programs.

Our Compensation Committee believes that each employee, including our named executive officers, should be employed at will. As a result, none of our employees has any contractual severance benefits, other than accelerated vesting of equity grants upon a qualifying termination in conjunction with certain acquisitions of us.

To implement the objectives above, each of our named executive officers receives a compensation package that includes:

•	base salary;

•	short-term cash incentives in the form of annual, performance-based cash bonuses;

•

long-term equity incentives in the form of stock option grants, and, in Mr. Liu’s case, annual performance-based equity incentive awards settled in shares of Class A Common Stock along with a tax gross-up on Mr. Liu’s tax expense relating to any payout of such stock; and

•	perquisites, which in Mr. Liu’s case includes a monthly housing and car allowance.

We discuss each of these components below.

Base Salary

Base salaries provide competitive, fixed compensation for attracting and retaining high-performing executive talent and rewarding individual achievements and contributions. Base salaries are based on the level of responsibilities and the experience of the individuals and form a stable part of each named executive officer’s compensation package. Upon initial hire, we also consider an employee’s compensation level at their prior employer in setting their initial base salary at Newegg.

The Compensation Committee reviews base salaries for our named executive officers annually, or in conjunction with promotions or significant changes in the scope and complexity of their responsibilities. In each case, the Compensation Committee reviews and takes into account the compensation recommendations of our human resources department, the performance evaluations for the named executive officer against objectives established and communicated at the beginning of each year, the scope of their responsibilities, our financial performance, retention considerations and general economic and competitive conditions. Our Chief Executive Officer also provides recommendations to the Compensation Committee on the base salaries of our other named executive officers. In the case of our Chief Executive Officer, our Principal Stockholder and the Compensation Committee also reviewed the results of a compensation benchmarking study discussed below under “—Determination of Compensation—Competitive Market Data.” Any adjustment made to a named executive officer’s base salary, as a result of the annual performance review, typically takes effect in the closest payroll period subsequent to the meeting of the Compensation Committee.

Annual Cash Incentives

Our annual performance-based cash incentive bonus plan provides tangible rewards to employees based on short term performance metrics. Our bonus plan is designed to reward employees for results that are within their ability to influence. We communicate the terms of the plan to all covered employees so that they understand the plan parameters and performance metrics to enable their effectiveness. The Compensation Committee believes that this bonus plan helps us to attract and retain high-performing executive talent and reward individual achievements and contributions. The Committee also believes that a significant portion of each named executive officer’s compensation should be incentive compensation that is at risk in the event performance metrics are not met. Our bonus programs are designed such that every full-time employee has a stake in the Company’s success. Accordingly, substantially all of our full-time employees, including our named executive officers, participate in our incentive bonus plan.

The bonus plan is divided into five subplans, and eligible employees participate in one of the subplans based on their pay grade. Each subplan has different plan parameters and targets that the Compensation Committee deems appropriate for employees participating in that subplan. The Compensation Committee applies uniform bonus targets and parameter weightings to each subplan in order to provide internal pay equity across all employees in the plan with respect to bonus compensation. The subplan in which each of our executives, including our named executive officers, participates is described below.

For 2008, we provided target annual cash bonuses of 100% of the actual base salary paid during the plan year to Mr. Liu and 50% of the actual base salary paid during the plan year to each other member of the executive management team, including our named executive officers. Actual bonus payouts can range from 25.5% of the total bonus opportunity at threshold payout to 132.5% of the total target bonus opportunity at maximum payout. Actual payouts are based on the named executive officer’s performance in five separate components, with each component comprising a different percentage of the total target bonus, as indicated in the table below.

Component	Percentage of Total Target Bonus Opportunity
Company net sales	30%
Company adjusted EBITDA	30
Company strategic goals	20
Departmental cost control	10
Individual performance	10

These components are weighed more heavily toward Company-wide performance measures rather than departmental and individual performance measures because our named executive officers are leaders of the Company as a whole who are responsible for our overall success, rather than just the success of a particular department or individual. Each component and the performance measures used for each component are discussed below.

Company Sales. Company sales are measured by our consolidated net sales for the bonus plan year. Achievement of this component is measured against the Company’s operating goals, which are determined after review of our budget at the beginning of each year by our Board for the then current year. For each percentage point that our actual net sales exceeds our goal, the bonus payout for each named executive officer is increased by 2.5% above the target bonus for this component, up to a maximum of 200% of the target bonus for this component. Conversely, for each percentage point that our actual net sales is less than our goal, the actual bonus for each named executive officer is decreased by 6.67% below the target bonus for this component, to a minimum of 0% of the target bonus for this component. Thus, if our actual net sales exceeded our goal for the plan year by 40% or more, the bonus payout for this component would be 200% of 30% (the component weighting) of the named executive officer’s base salary, and if our actual net sales were 85% or less of our goal for the plan year, then the bonus payout for this component would be 0% of 30% of the named executive officer’s base salary.

Company Adjusted EBITDA. Company adjusted EBITDA is measured by our net income, as adjusted to add back our provision for income taxes, interest income, interest expense and non-cash expenses relating to depreciation, amortization and stock-based compensation expense for the bonus plan year. Achievement of this component is measured against the Company’s operating goals, which are determined after review of our budget. For each percentage point that our actual adjusted EBITDA exceeds our goal, the bonus payout for each named executive officer is increased by 2.5% above the target bonus for this component, up to a maximum of 200% of the target bonus for this component. Conversely, for each percentage point that our actual adjusted EBITDA is less than our goal, the actual bonus for each named executive officer is decreased by 6.67% below the target bonus for this component, to a minimum of 0% of the target bonus for this component.

Company Strategic Goals. This component is based on the Company-wide strategic goals proposed by our executive officers and approved by our Board at the beginning of each year. The number of these goals varies from year to year, but typically ranges between eight and twelve goals. These goals reflect various projects, tasks, processes or other milestones that our Board and Chief Executive Officer have directed our senior executives to accomplish. Each goal is assigned a percentage weighting which reflects the relative priority of the goal among all of the goals set during the year. Achievement of the goal is then determined as a percentage of completion or a percentage of success, as determined by our Compensation Committee. Thus, the target bonus amount for this component also represents the maximum payout for this component, which would be achieved if all of the strategic goals for the year were successfully completed. If none of the strategic goals were completed for the year, then this component would not be earned or paid.

Departmental Cost Control. The cost control component is measured by the expenses incurred in each named executive officer’s department, as compared against the expenses for that department in our operating goals, which are determined after review of our budget. In Mr. Liu’s case, costs across the entire Company are considered rather than costs in any one department. For each percentage point that an executive’s departmental expenses are below or above the budgeted expenses for that department, the bonus payout for that named executive officer is increased or decreased by 1% above the target bonus for this component, up to a maximum of 135% and down to a minimum of 0% of the target bonus for this component.

Individual Performance. The individual performance component is measured based on an evaluation of each named executive officer’s performance during the year, based primarily on key performance indicators for each executive, which are established and mutually-agreed upon at the beginning of each evaluation period by our Chief Executive Officer for each other named executive officer and by our Compensation Committee for our Chief Executive Officer. Each named executive officer is generally responsible for between 4 to 10 key performance indicators which represent tasks or projects assigned to the executive and tailored for that executive’s function. Historically, these key performance indicators have included operational milestones, budget or plan parameters, cost reductions or outcomes and personal accountabilities to be met. Mr. Liu conducts performance reviews for each of the other named executive officers on a semi-annual basis, and our Compensation Committee conducts Mr. Liu’s performance review annually. As a result of the evaluation, each of our named executive officers is given a qualitative individual performance rating of “Outstanding,” “Exceeds,” “Achieves,” “Needs Improvement,” or “Immediate Action Required,” which results in a respective bonus payout for this component of 150%, 125%, 100%, 50% or 0% of the target bonus for this component.

Overriding Considerations and Thresholds. Payment of any bonus, regardless of the target bonus amounts and payout algorithms discussed above, is subject to several additional considerations. First, if actual adjusted EBITDA is less than 85% of our goal, then no bonus is paid to any named executive officer for any component. Second, if a named executive officer is given an individual performance rating of “Immediate Action Required,” then no bonus is paid to that named executive officer for any component. Third, any bonus payout to any named executive officer is subject to adjustment in the sole discretion of the Compensation Committee, however no such adjustment was made in 2008. Finally, all employee bonuses are not earned until paid and each employee must be in good standing when his or her bonus is paid to be eligible for such bonus.

Long-Term Equity Incentives

Since our inception, we have been a closely-held, private company, and as such, the lack of liquidity in our stock limited the effectiveness of any equity-based compensation programs we could have implemented. Accordingly, prior to 2008, we did not include equity incentives in any of our compensation programs, other than in one of our subsidiaries prior to its acquisition by us. In anticipation of a public offering of our Class A Common Stock, our Compensation Committee explored various equity-based compensation programs in consultation with our Principal Stockholder in 2008.

After evaluating the benefits and costs of offering equity incentives to our employees, and consulting with our outside compensation consultant, Compensia, the Compensation Committee and our Principal Stockholder decided to utilize long-term equity incentives as a component of our overall compensation. The Compensation Committee believes that long-term equity incentives reward our employees for long-term corporate performance through stock price appreciation. These long-term incentives are designed to attract and encourage retention of employees and align the interests of our employees with the creation of stockholder value by creating long-term employee interest in our growth and stock price value. Ultimately, we believe that these equity incentives build an ownership mentality in our employees so that they manage the Company from the perspective of our stockholders and promote our long-term success.

We have gradually introduced equity awards into our Compensation Program, beginning with the grant of stock options to Mr. Liu in February 2008 in conjunction with his hire as our President and the creation of an annual performance-based equity incentive plan for Mr. Liu in August 2008 in conjunction with his promotion as our Chief Executive Officer. Next, in October and November 2008 we implemented a broader grant of initial stock options to 277 of our key U.S. employees, including each of our named executive officers, to recognize their past and future contributions. In September and October 2009, we made another broad-based grant of stock options to 1,492 of our employees who were hired prior to 2009, including employees in China and Taiwan in recognition of contributions made by these employees during 2008 and certain future potential contributions these employees might make. In addition, we made a grant of stock options to one of our recently hired directors. Each of these compensation decisions is discussed in further detail below, under “—2008 and 2009 Compensation Decisions.”

Our long-term equity incentive awards represent the only material form of compensation that we pay involving non-cash compensation or long term compensation. Because our long-term equity incentive awards are relatively recent, we have not yet not developed a policy for allocating our executive compensation between cash and non-cash compensation and short and long-term compensation.

In furtherance of the Compensation Committee’s beliefs regarding the benefits of equity incentives to our long-term success, we currently intend to continue to make periodic, broad-based equity incentive grants to our employees, including our named executive officers; however, we have not determined the frequency, scope, size or other parameters of any such grants. All of our employees are currently eligible to participate in our Amended and Restated 2005 Incentive Award Plan, or the Incentive Award Plan, which is described below, under “—Other Compensation Matters—Incentive Award Plan.”

Mr. Liu was not eligible to participate in the broad-based grants made in October and November 2008 or September and October 2009 in his capacity as an employee, although he did receive a grant of fully vested stock options to purchase 50,000 shares of our Class A Common Stock for his service on our Board as a director and as chair of our Audit Committee from June 2005 to February 2008. Instead, we created an annual equity incentive program under the terms of Mr. Liu’s employment agreement with us, entered into in August 2008 and subsequently amended, to further incentivize and align the interests of our Chief Executive Officer with those of our stockholders. The terms of that agreement provide Mr. Liu an annual equity incentive award that is settled in fully vested shares of our Class A Common Stock having a fair market value equal to 150% of his actual earned cash bonus for the year. As part of this program, we have also agreed to reimburse Mr. Liu for any tax payments incurred by Mr. Liu upon receipt of such shares. This equity incentive program was negotiated by our Principal Stockholder and approved by our Board.

Payout of Mr. Liu’s annual equity incentive award and tax gross-up payment is directly proportional and contingent upon payout of his annual cash incentive award described above. By using the same performance targets, goals and parameters as the annual cash incentive payout, we have provided additional incentives for Mr. Liu to meet our annual financial and strategic goals. At the same time, by providing the additional incentive award in shares of our stock rather than cash, we align Mr. Liu’s interests with our long-term success.

Mr. Liu’s annual equity incentive award and tax gross-up payment also significantly increase the proportion of his at-risk incentive pay above and beyond that of our other named executive officers. Mr. Liu’s total target compensation currently consists of 22.2% fixed compensation in the form of base salary which is not at risk, and 77.8% compensation which is variable and at risk based on our and Mr. Liu’s performance in each year, which takes the form of his annual cash incentive bonus, his annual equity incentive payout and the tax gross-up payment on his equity incentive payout (based on a 40% marginal income tax rate on such payout, as assumed by the Compensation Committee).

Our Principal Stockholder negotiated, and our Board approved, the settlement of the equity award with our stock because, in comparison to stock options, stock awards (i) have a lower dilutive effect on stockholders because fewer shares are issued, (ii) avoid the risk of having stock options with an exercise price that is higher than the fair market value of our stock, a situation which occurred in 2008 and which is discussed below under “— 2008 and 2009 Compensation Decisions,” and (iii) result in downside risk and loss in value for Mr. Liu which is not limited by the exercise price of stock options. At the same time, the shares give Mr. Liu incentive to maintain and increase our stock value.

However, our Principal Stockholder also had some concerns with using stock as a means to settle the awards because the fully vested stock payouts would be taxed at the time of grant, whereas Mr. Liu would not realize cash from the stock until the shares were sold, resulting in a potential difference in cash flow timing between tax payment and realized cash on the stock, particularly while we were a private company with no liquid market in which Mr. Liu could sell his vested shares. The tax gross-up payment was designed to address this cash flow problem by providing Mr. Liu with sufficient cash at the time of the stock grant to pay for the tax liability caused by the stock grant thereby removing the need for Mr. Liu to liquidate his other assets to cover his tax liability.

Perquisite and Other Benefits

Our full-time employees in the United States, including our named executive officers, receive healthcare, medical and dental coverage and life insurance coverage. We also provide a discretionary matching contribution of those employees’ 401(k) plan pre-tax contributions, up to a maximum of all of the first 3% and half of the next 2% of such employees’ eligible compensation which is contributed to the plan.

We also reimburse Mr. Liu for up to $11,250 per month for housing and transportation costs that he incurs while working in our offices in Southern California, Taiwan and Shanghai, China, where our major operations are located. Our Principal Stockholder determined to give Mr. Liu this perquisite in order to encourage him to visit and work in each of our major operations throughout the world and to help focus his efforts during those visits.

Annual Performance Reviews

Semi-annually, our Chief Executive Officer reviews and approves the goals and objectives for each other executive officer’s specific area of responsibility for the following half-year. Our Chief Executive Officer’s goals and objectives are proposed by him and approved by the rest of the Board annually. These goals and objectives are the same key performance indicators used to assess the individual performance component of our annual performance-based cash incentive bonus plan. They are formed as part of our annual business planning and budgeting activities to reflect the objectives of our corporate strategy and are updated periodically. The key performance indicators are specific to each executive officer and vary from period to period and have historically included operational milestones, budget or plan parameters, cost reductions or outcomes and personal accountabilities to be met. Each executive officer’s performance is eventually reviewed and evaluated by our Chief Executive Officer and Chief Human Resources Officer to determine the executive’s level of achievement against these goals and objectives. Our Chief Executive Officer’s performance is reviewed and evaluated by our Board, with Mr. Liu recusing himself. Consideration is also given to any particular achievements not previously planned or discussed, as well as opportunities for improvements.

Competitive Market Data

Our human resources department has from time-to-time referenced various market salary reports, compilations and benchmarks to advise the Compensation Committee on compensation ranges for our named executive officers. Some of these reports are formally presented to the Compensation Committee for review in conjunction with material compensation decisions affecting our named executive officers, while other less formal sources of market information are indirectly communicated to the Compensation Committee through the salary recommendations of the human resources department to our Compensation Committee.

The Compensation Committee directed our human resources department to engage Compensia, an outside compensation consulting firm, to conduct an assessment of market compensation practices relating to our Chief

Executive Officer, which resulted in the delivery of a draft report to us in November 2008. Our Principal Stockholder and Mr. Parekh, who was the only non-management member of our Compensation Committee at that time, considered this report when they established Mr. Liu’s compensation in 2009.

The November 2008 study utilized benchmarks for nineteen (19) peer group companies, which we refer to as our Survey Group, that were obtained from publicly available proxy information filed with the SEC and a proprietary database maintained by Compensia. Our Compensation Committee discussed and approved the Survey Group for ongoing use in performing compensation benchmark surveys. In the case of the November 2008 survey, we excluded companies from the Survey Group which had chief executive officers who were also founders of the company, which we refer to as Founding CEOs. Compensia recommended making this exclusion because Founding CEOs typically hold large equity ownership stakes in their company, causing their compensation to vary significantly from the compensation practices for chief executive officers who were not founders of the company, which we refer to as Non-Founding CEOs. Our Principal Stockholder and Mr. Parekh discussed and approved the exclusion of Founding CEOs from the Survey Group. Companies in the Survey Group are listed in the table below and divided between those with Founding CEOs and Non-Founding CEOs.

Survey Group with Non-Founding CEOs	Survey Group with Founding CEOs
3 Com	1-800-Flowers.com
ADC Telecommunications	Cubic
Arris Group	Overstock.com
Avid Technology	PC Connection
Checkpoint Systems	PC Mall
Deluxe	Systemax
Imation	Blue Nile
Insight Enterprises	Zones
Netflix
Palm
U.S Auto Parts Network

The Survey Group was chosen based on our selection criteria of (i) public and private companies, (ii) located in the United States, (iii) that were comparable in size to us as determined by annual revenues and market capitalization and (iv) competing primarily in the technology sector or the retail sector with a technology focus. The Compensation Committee does not rely exclusively on statistical compilations and may vary on a case-by-case basis from our compensation target objectives as dictated by the experience of the individual, market factors and other considerations of the Compensation Committee.

The November 2008 study benchmarked Mr. Liu’s compensation, after giving effect to the changes to his compensation in August 2008, against the Non-Founding CEOs in the Survey Group using two methods. The first method, which we refer to as the New Hire Grant Method, treats Mr. Liu’s February 2008 equity option grant as a one-time grant made in consideration of his new hire to incentivize him for future performance and compares the value of that grant to other grants made by the Survey Group to their Non-Founding CEOs upon initial hire. The second method, which we refer to as the Annualized Grant Method, allocates the value of that grant annually over the seven year vesting period of the grant on a straight-line basis and adds the value of Mr. Liu’s target annual stock incentive payout (equal to 100% of his base salary at that time payable in the form of stock), grossed up for taxes.

Compensia then compared Mr. Liu’s (i) base salary, (ii) target total cash compensation (consisting of base salary plus target annual cash incentive bonus), (iii) long term equity incentives after gross-up for taxes, and (iv) target total direct compensation, which is the sum of the prior three components, to the similar components of compensation for Non-Founding CEOs in the Survey Group. Components (iii) and (iv) were compared using both the New Hire Grant Method and the Annualized Grant Method. The results of this comparison of Mr. Liu’s compensation at that time against the Non-Founding CEOs in the Survey Group are summarized in the table below.

Comparison against Survey Group
Compensation Component	New Hire Grant Method	Annualized Grant Method
Base salary	At or about the median	At or about the median
Target total cash compensation	At or about the median	At or about the median
Target long term equity incentive payout	Just below the 75th percentile	Just below the median
Target total direct compensation	Between the 50th and 75th percentile	At or about the median

Since the November 2008 study, we have increased Mr. Liu’s compensation as discussed below under “—2008 and 2009 Compensation Decisions.” We have not performed or received a revised benchmarking study of Mr. Liu’s compensation since November 2008.

2008 and 2009 Compensation Decisions

Hiring of President

In February 2008, we hired Mr. Tally Liu as our President. Mr. Liu had previously served as the Chairman of our Audit and Compensation Committees since 2005. In that capacity, Mr. Liu was actively involved with our Company, its strategy and operations, and had become a trusted advisor to our Principal Stockholder, who also served as our Chief Executive Officer at that time. As President, Mr. Liu was responsible for day-to-day management of our North America business and participated jointly with our Principal Stockholder to determine our strategy in China. We agreed to allow Mr. Liu to work for at least two days a week from the San Francisco Bay area, where Mr. Liu resides.

At that time, we entered into an at-will employment contract with him providing for a compensation package consisting of a $500,000 annual base salary and a target bonus under our annual cash incentive bonus plan of 100% of his actual base salary paid for the year. We also agreed to grant him long-term equity incentive options to purchase 3,555,878 shares of our Class A Common Stock at an exercise price of $7.45 per share, with the first vesting of 507,974 shares, or 1/7th of the total grant, occurring on January 1, 2009 and monthly vesting thereafter of an additional 42,332 shares, or 1/84th of the total grant, resulting in full vesting of the grant after approximately seven years. Mr. Liu was also entitled to other standard benefits that we offered to our other executives, along with four weeks of annual paid vacation. In addition, we agreed to lease a car and housing for Mr. Liu’s use in Southern California, where our corporate headquarters are located.

The terms of Mr. Liu’s initial compensation package were negotiated by Mr. Chang in his capacity as our Principal Stockholder and as our then Chief Executive Officer and approved by our Board. The package was based on the scope of Mr. Liu’s duties, informal salary surveys, arms-length negotiations between Mr. Liu and our Principal Stockholder, the historical pay practices of the Company for similar positions, his past exemplary service to the Company as a director and consultant, the dilutive effect of the option grant to existing stockholders, the potential and expected value of the equity grants and our Principal Stockholder’s desire to align Mr. Liu’s interests with our stockholders by tying a significant portion of his compensation to long-term equity incentives. The terms of Mr. Liu’s equity grant were designed to encourage long-term value creation by Mr. Liu, to give him a significant and meaningful equity stake in our future success and to provide adequate long-term incentives for Mr. Liu. The car and housing perquisites were provided to Mr. Liu to facilitate and encourage Mr. Liu to work as often as possible in our corporate headquarters, and to minimize his logistical distractions in doing so, which we believe is in our best interest.

Annual Salary Review for 2007 Performance

Our Compensation Committee met in March 2008 to consider and discuss the performance of our named executive officers in 2007. At the meeting, Mr. Liu presented each other named executive officer’s annual performance review and gave his recommendation of their annual salary for the coming year. After considering these factors, the date of their last base salary adjustment, each officer’s responsibilities and duties, the competitive labor market for each officer, our financial performance for 2007 and other factors, the Committee increased Mr. Quiroga’s, Dr. Lee’s, Mr. Cheng’s and Mr. Amkreutz’s salaries by 8.0%, 3.0%, 3.0%, and 22.5%. Mr. Amkreutz’s raise also reflected an increase in his responsibilities from overseeing product management for CE products to overseeing all of our products at the beginning of 2008. No change was made to Mr. Liu’s compensation at that time because he was only recently hired.

President Promoted to CEO

In August 2008, we promoted Mr. Liu from President to Chief Executive Officer and Chairman of the Board. This promotion was made in recognition of our Board’s assessment of Mr. Liu’s superior performance as President over the prior six months. With his promotion, the scope of his duties were expanded to those traditionally held by a chief executive officer, and we amended and restated his employment agreement to make the material changes and meet the compensation objectives listed in the table below. Each of these changes was negotiated with Mr. Liu by our Principal Stockholder and approved by our Board, with Mr. Liu recusing himself.

Material Compensation Change	Compensation Objective
We increased Mr. Liu’s annual base salary from $500,000 to $780,000.	Compensate Mr. Liu for his added responsibilities as our Chief Executive Officer and Chairman of the Board above those he had as our President.

We granted Mr. Liu an annual performance-based equity incentive award that would be settled in fully vested shares of our Class A Common Stock and would be paid out under the same parameters as our annual cash incentive bonus plan. Thus, if Mr. Liu earned a cash bonus in any plan year, he would also receive a number of shares of Class A Common Stock equal to the value of such cash bonus divided by the fair market value of such shares. The net effect of these provisions was to double Mr. Liu’s target bonus opportunity to 200% of his base salary and have that bonus settled half in cash and half in stock.

•     Compensate Mr. Liu for his added responsibilities as our Chief Executive Officer above those he had as our President.

•     Increase the proportion of his at-risk incentive pay to increase Mr. Liu’s performance incentives.

•     Increase the proportion of his equity compensation to further align his interests with our stockholders.

•     Settling equity incentive awards in stock rather than stock options minimizes the potential dilutive effect of these awards on stockholders.

•     Grant of stock eliminates the risk of having stock options with an exercise price that is higher than the fair market value of the underlying shares.

Material Compensation Change	Compensation Objective

In exchange, Mr. Liu agreed to forfeit vested stock options to purchase the same number of shares of Class A Common Stock as was paid out to him under the equity incentive award, which resulted in the forfeiture of vested options to purchase 107,019 shares in March 4, 2009. This forfeiture provision was subsequently cancelled on a prospective basis through an April 2009 amendment to Mr. Liu’s employment contract as described below.	Minimizes the potential dilutive effect of the stock awards on stockholders.

We agreed to pay Mr. Liu an additional net, after tax cash gross-up payment equal to the tax expense incurred by Mr. Liu from the grant of any stock resulting from the equity incentive awards.	Offsets the cash liquidity concerns caused by the tax expense incurred upon grant of fully vested stock.

We agreed to reprice the exercise price of his stock options to the fair market value of our Class A Common Stock as determined by our Board. This repricing took place two months later on October 3, 2008 after we determined the fair market value of our Class A Common Stock, as discussed below.	Realigns Mr. Liu’s equity incentives, which we believed had limited effectiveness because their exercise price was in excess of the perceived fair market value of underlying shares at that time.

We clarified the nature of his car and housing allowance by capping them at $1,500 per month and $3,500 per month, respectively.	Clearly communicates the level of car and housing perquisites that were previously agreed upon in concept, limiting our total expenses.

Repricing of CEO Stock Options

In October 2008, we reduced the exercise price of Mr. Liu’s February 2008 grant of stock options from $7.45 to $5.16 per share, as agreed to in August 2008. The new exercise price was determined by our Board after it concluded that our Class A Common Stock had a fair market value of $5.16 per share as of September 29, 2008. All other terms of Mr. Liu’s February 2008 option grant remained unchanged. The repricing realigned Mr. Liu’s equity incentives, which we believed had limited effectiveness because their exercise price was in excess of the perceived fair market value of the underlying shares. The option repricing was negotiated with Mr. Liu by our Principal Stockholder and approved by our Board, with Mr. Liu recusing himself.

2008 Broad-Based Grants of Stock Options

In October and November 2008, our Board approved a broad-based grant of stock options to our employees, including each of our named executive officers. The October and November 2008 grants were comprised of four subgrants. The first subgrant was designed to recognize historical contributions of our key employees from 2001 to 2006, which we call the Legacy Grant. The second subgrant was designed to recognize more recent contributions from our key employees during 2007, which we call the 2007 Grant. The third subgrant was made to a limited number of key employees that were hired in 2008 in recognition of their potential future contributions to our success, which we call the 2008 Key Employee Grant. The fourth subgrant was made to Mr. Liu in settlement of our obligations to him for his service as the Chairman of our Audit Committee and as our non-employee director from June 2005 to February 2008, which we refer to as the Director Grant. The features of each subgrant are summarized in the table and discussed in further detail below.

Feature	Legacy Grant	2007 Grant	2008 Key Employee New Hire Grant	Director Grant
Shares of Class A Common Stock underlying the grants	979,600 shares	1,342,100 shares	60,000 shares	50,000 shares

Grant recipients	90	274	8	1

Eligibility criteria	U.S. senior managers and above in good standing at December 31, 2006	U.S. senior supervisors and above in good standing at December 31, 2007	U.S. key employees and above hired in 2008	Mr. Liu, for his service as our director and Chair of the Audit Committee from June 2005 to February 2008

Exercise price	$5.16 / share	$5.16 / share	$5.16 / share	$5.16 / share

Vesting schedule	4 years total, with 1 year cliff and monthly thereafter	4 years total, with 1 year cliff and monthly thereafter	4 years total, with 2 year cliff and monthly thereafter	Fully vested

Factors considered to determine grant size	Historical contributions to us, as measured by the employee’s 2001 to 2006 bonus payments	Recent contributions to our success, as measured by salary level and performance ratings, prorated for mid-year hires	Discretion of the Compensation Committee upon the recommendation of our management after giving consideration to their future potential contributions to our success	Determined in June 23, 2005 as part of Mr. Liu’s prior contract with us in his capacity as a director on our Board

The Board believes that each of the grants made in October and November 2008 help to align the interests of the grant recipients with us and, except for the Director grant, provide a long term retention incentive through a four year vesting period. The Board extended the cliff vesting period for the 2008 Key Employee Grants for an additional year beyond the Legacy Grants and the 2007 Grants to increase the retention incentive for the grant recipients, who had a shorter tenure with us.

Annual Salary Review and Bonus Determinations for 2008 Performance

Our Compensation Committee, which included Mr. Liu at the time, met in February 2009 to consider and discuss the performance of each of our named executive officers other than our Chief Executive Officer in 2008. At the meeting, Mr. Liu presented each named executive officer’s annual performance review besides his own and gave his recommendation of their annual salary for the coming year. After considering these factors, the date of their last base salary adjustment, each officer’s responsibilities and duties, the competitive labor market for each officer, our financial performance for 2008, and other factors, the Compensation Committee increased Mr. Quiroga’s base salary by 8.0%, did not change Dr. Lee’s base salary, increased Mr. Cheng’s base salary by 3.0% and increased Mr. Amkreutz’s salary by 8.0%.

At the February 2009 meeting, the full Compensation Committee reviewed the Company’s and each named executive officer’s performance under the terms, parameters and targets of our 2008 performance-based cash incentive bonus plan, which were set at the commencement of the 2008 year and are described above. The Company Sales component performance was measured against our 2008 net sales goal of $2.3 billion. Actual net sales for 2008 were $2.1 billion, representing 93.0% of our net sales goal, resulting in a 53.3% payout of the target bonus for this component. After applying the 30% target weighting for this component, each of our named executive officers received an actual payout of 16.0% of his bonus opportunity from this component.

The Company Adjusted EBITDA component performance was measured against our 2008 adjusted EBITDA goal of $53.0 million. Actual adjusted EBITDA for 2008 was $63.4 million, representing 119.6% of our adjusted EDITDA goal, resulting in a 148.9% payout of the target bonus for this component. After applying the 30% target weighting for this component, each of our named executive officers received an actual payout of 44.7% of his bonus opportunity from this component.

The Company Strategic Goals component was assessed as a percentage of completion for each of fourteen Company-wide strategic goals proposed by our executives and approved by our Board for completion in 2008. Completion of these projects ranged from 50% to 100% and each project was assigned a priority weight. The average completion rate of these projects, weighted by priority, was 84.3%, resulting in an 84.3% payout of the target bonus for this component. After applying the 20% target weighting for this component, each of our named executive officers received an actual payout of 16.9% of his bonus opportunity from this component.

The Departmental Cost Control component was measured by comparing actual 2008 departmental costs to our 2008 goals for each department. Based on this comparison, our Company-wide costs for 2008 were below our goal by 10%, resulting in a 110% payout of the target bonus for this component for Mr. Liu and Dr. Lee. The costs in Mr. Quiroga’s, Mr. Cheng’s and Mr. Amkreutz’s department for 2008 were below their goal by 13%, 35% or more, and 13% respectively, resulting in a 113%, 135% and 113% payout of the target bonus for this component, respectively. After applying the 10% target weighting for this component, these named executive officers received an actual payout of 11.0%, 11.0%, 11.3%, 13.5% and 11.3% of his bonus opportunity from this component, respectively.

The Individual Performance component was based on Mr. Parekh’s assessment of Mr. Liu and Mr. Liu’s assessment of each of the other named executive officers. Mr. Parekh concluded that Mr. Liu was performing at a level of “Outstanding,” resulting in a payout of 150% of the target bonus for this component. Mr. Liu concluded that each of Mr. Quiroga, Dr. Lee, Mr. Cheng and Mr. Amkreutz were performing at a level of “Achieves” in 2008, resulting in a payout of 100% of the target bonus for this component. After applying the 10% target weighting for this component, Mr. Liu received an actual payout of 15.0% of his bonus from this component and each other named executive officer received an actual payout of 10.0% of his bonus from this component.

The results of the component determinations above are summarized in the table below for the 2008 bonus plan.

		Actual Achieved Weights
	Target Weight	Tally Liu	Richard Quiroga	Dr. Shih-Chi Lee	Lee Cheng	Michael Amkreutz
Company sales	30.0%	16.0%	16.0%	16.0%	16.0%	16.0%
Company adjusted EBITDA	30.0	44.7	44.7	44.7	44.7	44.7
Company strategic goals	20.0	16.9	16.9	16.9	16.9	16.9
Departmental cost control	10.0	11.0	11.3	11.0	13.5	11.3
Individual performance	10.0	15.0	10.0	10.0	10.0	10.0

Actual bonus payout	100.0%	103.6%	98.9%	98.6%	101.1%	98.9%
Target bonus (% of base salary)		100.0%	50.0%	50.0%	50.0%	50.0%
Actual base salary paid in 2008		$535,823	$212,308	$221,230	$221,010	$243,308

Actual bonus paid for 2008		$554,362	$104,838	$108,912	$111,566	$120,145

Between February and March 2009, our Principal Stockholder continued to consider the Company’s and Mr. Liu’s strong performance in 2008 and the first two months of 2009. Based on these considerations, our Principal Stockholder negotiated an amendment to propose that Mr. Liu’s employment agreement be amended to increase his base salary by 15.3% from $780,000 to $900,000 per year. Mr. Parekh, who was the only non-management member of our Compensation Committee at that time, approved these changes.

Expansion of China Responsibilities for Chief Executive Officer

In April 2009, we amended Mr. Liu’s employment agreement to increase his base salary by 11.1% from $900,000 to $1,000,000 per year, and to eliminate his obligation to forfeit vested stock options to purchase the same number of shares of Class A Common Stock as was paid out to him under the equity incentive award. In August 2009, we further amended his employment agreement to increase the target payout for his annual equity incentive award from 100% of base salary to 150% of base salary, and to increase his monthly housing and car allowance from a combined limit of $5,000 to $11,250 and to expand the allowance to cover locations in Southern California, Taipei, Taiwan and Shanghai, where our major operations are located.

Our Principal Stockholder negotiated these changes in order to compensate Mr. Liu for additional responsibilities he agreed to assume in China. In 2009, our Board focused their growth and strategic efforts in China, and the scope of our operations in China expanded significantly. To manage this growth, the Board agreed to hire a President to oversee Newegg China, reporting to Mr. Liu. As the critical nature of this role emerged, the Board decided to have our Principal Stockholder personally assume this role, with Mr. Liu taking on a more direct and involved role in the region. His expanded role in China and Asia represented an expansion of Mr. Liu’s day-to-day duties, which warranted an increase to his compensation and an expansion of his housing and car allowances to cover extended stays in Taipei and Shanghai. Mr. Parekh, who was the only non-management member of our Compensation Committee at that time, approved these changes.

2009 Broad-Based Grants of Stock Options

In September and October 2009, our Board and Compensation Committee approved a broad-based grant of stock options to 1,493 of our employees and directors, including each of our named executive officers. The grants were made to all U.S. employees who were in good standing with us as of December 31, 2008, all employees in China who had been employed by us for over twelve months and all of our employees in Taiwan. We also made grants to three additional employees who did not meet the criteria above who the Compensation Committee considered to be key employees. In determining the number of shares of Class A Common Stock underlying each employee’s option, the Compensation Committee considered the contributions made by each employee during 2008 and certain future potential contributions each employee might make. The options are exercisable for a total of 1,777,452 shares of Class A Common Stock and have an exercise price of $8.27 per share, which is equal to the fair market value of our Class A Common Stock as determined by our Board and Compensation Committee. The options granted to our U.S. employees vest at the rate of 25% on the first anniversary of the grant date, with the remaining portion vesting in 36 equal monthly increments thereafter. The options granted to our employees in China and Taiwan vest over eight years from the date of grant in equal annual portions.

Compensation to our Principal Stockholder

The compensation programs, policies and decisions made during 2008 and 2009 which are discussed above do not apply to our Principal Stockholder, who served as our Chief Executive Officer at various times prior to August 2008. Because he is our Principal Stockholder, we handle his compensation in a different manner than for our other named executive officers. Our Board and our Principal Stockholder feel that his majority ownership of us provides him sufficient motivation and alignment of interests so that he acts in our best interests. As a result, our compensation programs, policies and decisions for our Principal Stockholder are not designed to be a motivating incentive for him. They are designed primarily to compensate him for the fair value of the services he provides to us in his capacity as our officer and employee.

We provide our Principal Stockholder with an annual salary that has historically been proposed and negotiated by him and approved by our Compensation Committee and the rest of our Board. The amount of his salary is designed to be below the market rate for the services he provides us, although we have never performed a formal compensation study of these rates because we believe his significant equity stake in us makes his compensation unique in the market. In 2008 and 2009, our Principal Stockholder earned a salary at the annual rates indicated in the table below.

Position held by Mr. Chang, our Principal Stockholder	Period	Annual Salary
Chief Executive Officer and Chairman of the Board	Prior to August 2008	$276,000
Acting President of Newegg China	August 2008 to March 2009	$276,000
Member of our Board	March 2009 to August 2009	$138,000
President of Newegg China and Vice Chairman of our Board	after August 2009	$276,000

We also provide our Principal Stockholder with other standard benefits that we offer to our other executives. We do not provide him with an annual bonus incentive program or equity incentive grants, although he remains eligible for a discretionary bonus determined by our Board and to participate in our Incentive Award Plan. We did not make any such discretionary grants in 2008 or 2009.

During 2008 and 2009, we also provided our Principal Stockholder with certain administrative, legal and financial advisory services and allowed him or his affiliates to use our office space for personal matters. We estimate that the value of services totaled approximately $7,039 in 2008.

Compensation Tables

2008 Summary Compensation Table

The following table shows the compensation awarded, paid to or earned by each of our named executive officers for services rendered in all capacities to us and our subsidiaries for the year ended December 31, 2008.

Name and Principal Position	Year	Salary	Stock Awards (B)	Option Awards (C)	Non- Equity Incentive Plan Compensation (D)	All Other Compensation (E)	Total
Tally Liu, Chief Executive Officer (A)	2008	$673,823	$554,358	$2,154,315	$554,362	$445,617	$4,382,475
Richard Quiroga, Vice President, Finance	2008	212,308	—	10,908	104,838	27,152	355,206
Dr. Shih-Chi Lee, Executive Vice President	2008	221,230	—	10,486	108,912	23,130	363,758
Michael Amkreutz, Vice President, Product Management	2008	243,308	—	9,453	120,145	22,951	395,857
Lee Cheng, General Counsel and Corporate Secretary	2008	221,010	—	14,296	111,566	23,025	369,897
Fred Chang, President of Newegg China, Principal Stockholder, and former Chief Executive Officer	2008	$276,000	—	—	—	22,829	298,829

(A)	Includes compensation earned by Mr. Liu in his capacity as our non-employee director from June 2005 to January 2008 and paid or recognized in 2008, which also appear below under “—Director Compensation.”

(B)	Represents the expense recognized under FAS 123R based on the fair market value of 107,019 shares of fully-vested Class A Common Stock granted to Mr. Liu in March 4, 2009 in settlement of his performance-based equity incentive award earned for performance in 2008. These shares were valued at their fair value of $5.18 per share on the date of the grant, as determined by our Board after referencing an independent valuation performed by an outside consultant.

(C)	Represents the expense recognized for financial statement reporting purposes for the year ended December 31, 2008, in accordance with SFAS 123R for stock options, regardless of when the awards were granted. We recognize the expense associated with the fair value of these stock options over the vesting term of those awards. Fair value is based on the Black-Scholes-Merton option pricing model on the date of grant. For additional discussion on the assumptions used in determining fair value and the accounting for stock options, see “Stock-based compensation” in Note 13 to the consolidated financial statements beginning on page F-1. In Mr. Liu’s case, this also includes $67,235 of expense recognized upon the repricing of the exercise price of his stock option from $7.45 to $5.16 per share. All amounts exclude any reductions for estimated forfeitures of options. Mr. Liu forfeited vested options to purchase 107,019 shares of our Class A Common Stock in connection with the payout of his stock award of 107,019 shares of Class A Common Stock on March 4, 2009.

(D)	Represents cash payments made in 2009 to settle our obligations under our cash incentive bonus plan for 2008, discussed above under the “—Compensation Discussion and Analysis—Annual Cash Incentives” and “2008 and 2009 Compensation Decisions—Annual Salary Review and Bonus Determinations for 2008 Performance.”

(E)	All Other Compensation for 2008 includes the value of health insurance premiums paid by us for each named executive officer and his dependents, matching contributions made on their behalf to our 401(k) plan, a housing and car allowance paid to Mr. Liu, personal use of company property by our Principal Stockholder, and the amount of tax gross-up payments paid to Mr. Liu. Each of the perquisites is described in further detail above and summarized in the table below.

Name	Benefit of company paid health insurance	401 (k) match	Housing and transportation Allowance	Personal use of company property	Tax Gross-Up	Total All other compensation
Tally Liu	$11,485	$—	$62,709	$—	$371,423	$445,617
Richard Quiroga	15,790	11,362	—	—	—	27,152
Dr. Shih-Chi Lee	15,790	7,340	—	—	—	23,130
Michael Amkreutz	15,790	7,161	—	—	—	22,951
Lee Cheng	15,790	7,235	—	—	—	23,025
Fred Chang	15,790	—	—	7,039	—	22,829

Grants of Plan-Based Awards in 2008

The following table presents information concerning grants of plan-based awards to each of the named executive officers during the year ended December 31, 2008. The exercise price per share of each option granted to our named executive officers was equal to the fair value of our Class A Common Stock, as determined by our Board on the date of grant.

Name	Grant Date		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Possible Payouts Under Equity Incentive Plan Awards			Option Awards: Number of Securities Underlying Options	Exercise Price Per Share	Grant Date Fair Value of Stock and Option Awards (E)
			Threshold	Target	Maximum	Threshold	Target	Maximum
			($)	($)	($)	(# shares)	(# shares)	(# shares)	(# shares)	($)	($)
Tally Liu	1/29/2008	(A)	$136,635	$535,823	$709,965
	2/4/2008	(B)							3,555,878	$7.45	$10,915,901
	8/1/2008	(C)				26,480	103,842	137,590			709,965
	10/3/2008	(D)							3,555,878	5.16	1,776,621

Richard Quiroga	10/3/2008	(B)							75,000	5.16	143,459
	3/10/2008	(A)	27,069	106,154	140,654

Dr. Shih-Chi Lee	10/3/2008	(B)							72,100	5.16	137,912
	3/10/2008	(A)	28,207	111,363	146,565

Michael Amkreutz	10/3/2008	(B)							65,000	5.16	155,181
	3/10/2008	(A)	31,022	122,500	161,192

Lee Cheng	10/3/2008	(B)							98,300	5.16	188,027
	3/10/2008	(A)	28,179	111,240	146,419

(A)	Based on the actual salary paid to each named executive officer in 2008. Threshold payout represents the minimum amount that could be paid under our performance-based cash incentive bonus plan in the scenario where our actual adjusted EBITDA for 2008 was 85% of our goal and all other components of our bonus plan. See description of the bonus plan and target and maximum payout under that plan under the heading “—Compensation Discussion and Analysis—Annual Cash Incentives” appearing above.

(B)

Amounts shown represent options issued under our Equity Incentive Plan. Mr. Liu’s options vest at the rate of 1/7th on January 1, 2009 and in 72 equal monthly increments thereafter. Options for our other named executive officers vest at the rate of 1/4th on October 3, 2009 and in 36 equal monthly increments thereafter. The options expire ten years after issuance. The exercise price was based on the fair market value of our Class A Common Stock on the date of the grant, as determined by our Board after referencing an independent valuation performed by an outside consultant. Fair market value is based on the Black-Scholes-Merton option pricing model on the date of grant. For additional discussion on the assumptions used in determining fair market value and the accounting for stock options, see “Stock-based compensation” in Note 13 to the consolidated financial statements beginning on page F-1. The actual value, if any, an executive may realize will depend on the excess of the price of our Class A Common Stock over the exercise price on the date the option is exercised. There is no assurance that the value realized by an executive will be at or near the value estimated by the Black-Scholes-Merton model. Mr. Liu forfeited vested options to purchase 107,019 shares of our Class A Common Stock in connection with the payout of his stock award of 107,019 shares of Class A Common Stock on March 4, 2009.

(C)	Estimated possible payouts represent the same values shown for Mr. Liu’s January 29, 2008 Non-Equity Incentive Plan Award, divided by the fair market value of our Class A Common Stock of $5.18 on March 4, 2009, when these equity incentive plan awards were settled through the grant of 107,019 shares of our Class A Common Stock. The grant date fair value of these awards is based on the maximum amount possible payout of this award. The actual value of the shares paid in March 4, 2009 was $554,358.

(D)	Represents the repricing of the exercise price of the February 4, 2008 option grant from $7.45 to $5.16 per share. Excludes the grant of options to purchase 50,000 shares of Class A Common Stock earned by Mr. Liu in his capacity as our non-employee director from June 2005 to January 2008, which appear below under “—Director Compensation.”

(E)	Grant date fair values have not been reduced for estimated forfeitures. Mr. Liu forfeited 107,019 vested options on March 4, 2009.

Outstanding Equity Awards at December 31, 2008

The following table presents the outstanding equity awards held by each of the named executive officers as of the fiscal year ended December 31, 2008, including the value of the stock awards.

	Option Awards
Name	Number of Securities Underlying Unexercised Options at December 31, 2008			Option Exercise Price		Option Expiration Date
	Exercisable	Unexercisable (C)
Tally Liu	0	3,555,878	(A)	$5.16	(B)	2/4/2018
	50,000	0		5.16		10/3/2018
Richard Quiroga	—	75,000		5.16		10/3/2018
Dr. Shih-Chi Lee	—	72,100		5.16		10/3/2018
Michael Amkreutz	—	65,000		5.16		10/3/2018
Lee Cheng	—	98,300		5.16		10/3/2018

(A)	107,019 of these options were forfeited in connection with the issuance of his stock award on March 4, 2009.

(B)	Exercise price was modified from $7.45 to $5.16 on 10/3/08

(C)

Mr. Liu’s unvested options vest at the rate of 1/7th on January 1, 2009 and in 72 equal monthly increments thereafter. Options for our other named executive officers vest at the rate of 1/4th on October 3, 2009 and in 36 equal monthly increments thereafter.

Option Exercises in Fiscal 2008

None of our named executive officers exercised any options during the fiscal year ended December 31, 2008.

Director Compensation

Mr. Liu served as our non-executive director and as the Chairman of our Audit Committee from June 2005 to January 2008. We paid Mr. Liu $20,000 per month in January and February 2008 for his services in that capacity. We also granted Mr. Liu fully-vested stock options on October 2008 to acquire 50,000 shares of our Class A Common Stock and paid him a special bonus of $98,000 in August 2008 for his services in 2005 to 2008 as our director and Audit Committee Chairman. All of our other directors and, after February 2008, Mr. Liu, were not compensated in their capacity as our director.

The table below summarizes the compensation received by our non-executive directors in such capacity for the year ended December 31, 2008.

Director (A)	Fees Earned or Paid in Cash	Option Awards		Total
Tally Liu (B)	$138,000	$53,065	(C)	$191,065
Deven Parekh	0	0		0

(A)	George Jiao and Ken Lam each served as our director and executive officer, but neither was one of our named executive officers, prior to October 2, 2008. Neither of them received any compensation to serve as our director.

(B)	Excludes amounts earned by Mr. Liu in his capacity as our President from February 2008 to August 2008 and as our Chief Executive Officer from August 2008, which appear above under the heading “—2008 Summary Compensation Table.”

(C)	Mr. Liu received a grant of fully vested stock options to purchase 50,000 shares of our Class A Common Stock on October 3, 2008 for his service on our Board as a director and as chair of our Audit Committee from June 2005 to February 2008. The amount in this column represents the expense recognized for financial statement reporting purposes for the year ended December 31, 2008, in accordance with SFAS 123R for this grant. Fair value is based on the Black-Scholes-Merton option pricing model on the date of grant. For additional discussion on the assumptions used in determining fair value and the accounting for stock options, see “Stock-based compensation” in Note 13 to the consolidated financial statements beginning on page F-1.

In preparation for the addition of new independent Board members, the Board approved a new Director compensation program, effective October 1, 2009. The plan is based on extensive analyses of market compensation of similar companies. The Board relied on a commissioned analysis from Compensia along with detailed analysis from the chief human resources officer.

Under the program, our non-executive Director compensation consists of three components, the sum of which is intended to provide significant incentive for prospective Board candidates to join our Board and align their long-term interests with those of our shareholders. Independent Board members will receive an annual retainer of $35,000 per year, paid quarterly. This retainer compensates Board members for their time and active engagement in Newegg business, and is intended to cover regular meetings, phone discussions, and other time commitments required in the execution of their Board roles. Board members will also receive committee stipends—these are additional stipends to compensate Directors for their leadership and involvement in the various Board committees required. The Audit Committee Chair’s stipend will be $15,000 per year and the other Audit Committee members stipend will be $7,500 per year. The Compensation Committee Chair’s stipend will be $10,000 per year and the other Compensation Committee members stipend will be $5,000 per year. The Nominating/Governance Committee Chair stipend will be $7,500 per year and the other Nominating/Governance Committee members stipend will be $3,000 per year.

Each independent director who is first elected to the Board following this offering will be granted an option to purchase 25,000 shares of our Class A Common Stock on the date of his or her initial election to the Board. These options will have an exercise price per share equal to the fair market value of our Class A Common Stock on the date of grant and will vest on an annual basis over a four year period, subject to the director’s continuing service on our Board. The term of each option granted to a non-employee director shall be ten years. These options will be granted under our Incentive Award Plan.

Directors will also be reimbursed for travel and miscellaneous expenses incurred in the execution of their Board responsibilities.

Incentive Award Plan

On September 22, 2005, our Board adopted and our stockholders approved the Newegg Inc. 2005 Equity Incentive Plan and ancillary documents, including option agreements, or Original Plan. On January 23, 2008, our Board adopted and our stockholders approved an amendment and restatement of the Original Plan as the Newegg Inc. Amended and Restated 2005 Incentive Award Plan and ancillary documents, including option agreements, or Incentive Award Plan. The following is a summary of certain material features and provisions of the Incentive Award Plan:

Purpose; Awards; Eligibility. The purpose of the Incentive Award Plan is to attract, retain and provide additional incentives to the best available personnel for positions of substantial responsibility and to promote the success of our business. The Incentive Award Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock and stock appreciation rights to eligible individuals. Persons eligible to participate in the Incentive Award Plan include all members of our Board and all employees and consultants of our Company and our subsidiaries, as determined by the plan administrator, provided that incentive stock options may be granted only to employees.

Foreign Participants. In order to comply with the laws in other countries in which we and our subsidiaries operate or have persons eligible to participate in the Incentive Award Plan, the plan administrator will have the power to determine which of our subsidiaries will be covered by the Incentive Award Plan, determine which of our directors, employees and consultants outside the United States are eligible to participate in the plan, modify the terms and conditions of any award granted to such eligible individuals to comply with applicable foreign laws, establish subplans and modify any terms and procedures (with certain exceptions) and take any action that it deems advisable with respect to local governmental regulatory exemptions or approvals.

Administration. The Incentive Award Plan will be administered by our Board or, if so delegated, a Compensation Committee of the Board consisting of one or more of its members, or plan administrator. Our Board has delegated the administration of the Incentive Award Plan to the Compensation Committee of the Board. The full Board, however, will administer the Incentive Award Plan with respect to all awards granted to independent directors. The Board may abolish the Compensation Committee at any time and revest in the Board the administration of the Incentive Award Plan. The authority of the plan administrator includes, but is not limited to, the designation of participants, the granting of awards under and the determination of the terms and conditions applicable to such awards (such as the shares subject to awards, applicable exercise prices, vesting conditions and transfer restrictions), prescribing rules and forms to facilitate plan administration and making all other determinations and interpretations under the Incentive Award Plan, in each case subject to the terms of the Incentive Award Plan.

Stock Subject to the Incentive Award Plan. The maximum aggregate number of shares of our Class A Common Stock, or shares, with respect to which awards may be granted or issued under the Incentive Award Plan is 14,200,000. However, pursuant to our Amended and Restated Certificate of Incorporation, the issuance of more than 2,990,000 shares in connection with options or other awards granted under the Incentive Award Plan would result in anti-dilution adjustments in favor of the Series B Preferred Stock to the Series B Preferred Stock conversion rate. As of December 31, 2008, 5,974,478 options were granted under the Incentive Award Plan.

As of December 31, 2008 and June 30, 2009, options to purchase 5,974,478 and 5,754,459 shares, respectively, of our Class A Common Stock, were outstanding under our Incentive Award Plan.

In addition, (i) shares subject to awards that expire or become unexercisable without being exercised, (ii) shares of restricted stock that are repurchased by us at their original purchase price and (iii) shares that are delivered by a participant or withheld by us in payment of exercise price or tax withholding obligations will, in each case, not count towards the Incentive Award Plan’s aggregate share limit and will become available for future grant under the Incentive Award Plan. To the extent that a stock appreciation right is exercised for, or settled in, stock, the full number of shares subject to such stock appreciation right will be counted for purposes of calculating the aggregate number of shares still available for issuance under the Incentive Award Plan, regardless of the actual number of shares issued upon such exercise or settlement.

Stock Options. Participants may be granted options to purchase shares, including incentive stock options, as defined under Section 422 of the Code, and nonqualified stock options, and each grant will be evidenced by a written stock option agreement. With limited exception for stock options granted in connection with a merger or other corporate transaction, the per share exercise price of stock options granted pursuant to the Incentive Award Plan may not be less than 100% of the fair market value of a share on the date of grant. The term of any stock option granted under the Incentive Award Plan may not exceed ten years. In addition, no incentive stock option may be granted under the Incentive Award Plan to any person who, at the time of grant, owns stock possessing more than 10% of the total combined voting power of all classes of our stock or the stock of certain of our affiliates unless the option exercise price is at least 110% of the fair market value of a share on the date of grant and the term of the stock option does not exceed five years from the date of grant. Notwithstanding a stock option’s designation as an incentive stock option, to the extent that the aggregate fair market value of the shares with respect to which a participant’s incentive stock options become exercisable for the first time during any calendar year exceeds $100,000, such excess will be treated as a nonqualified stock option. In no event may a participant exercise a stock option later than the expiration date set forth in the applicable stock option agreement.

In the event that a participant’s employment or service is terminated without cause or due to death or disability, the participant may exercise the stock option within a specified period of time following termination (as determined by the plan administrator and set forth in the stock option agreement) to the extent that it is vested as of the date of termination. Unless otherwise specified, this period will be 90 days following a termination without cause and 12 months following a termination due to death or disability (but in no event later than the expiration of the term of the option as set forth in the option agreement). If a participant’s employment or service is terminated for cause, the option will terminate on the date of termination regardless of whether the option is then vested and/or exercisable with respect to any shares.

The plan administrator may provide that a participant may exercise a stock option, in whole or in part, prior to the full vesting of the option. In the event that any such early exercise options are granted, the shares acquired upon exercise may be subject to forfeiture, transfer or other restrictions.

The plan administrator will determine the permissible methods of payment of the exercise price of stock options, which may include cash, shares with a fair market value on the date of delivery equal to the exercise price of the stock option or exercised portion thereof (including shares issuable upon exercise of the stock option) or other property acceptable to the plan administrator.

Restricted Stock. Participants may be issued shares of restricted stock pursuant to the grant of stock purchase rights under the Incentive Award Plan. Restricted stock grants may be made in such amounts and on such terms and conditions as determined by the plan administrator. Restricted stock awards will be evidenced by a written agreement which may provide for restrictions on transferability, the right to repurchase shares, and such other restrictions as the plan administrator may determine. These restrictions and rights may lapse separately or in combination and at such times, pursuant to such circumstances, in such installments, or otherwise, as the plan administrator determines.

Stock Appreciation Rights. A stock appreciation right, or SAR, is the right to receive payment of an amount equal to the excess of the fair market value of a share on the date of exercise of the SAR over the per share exercise price of the SAR, which exercise price may not be less than the fair market value of a share on the date of grant of the SAR.

The plan administrator may issue SARs in such amounts and on such terms and conditions as it may determine as evidenced by a written SAR agreement, consistent with the terms of the Incentive Award Plan. The plan administrator may elect to pay SARs in cash, in our stock or in a combination of cash and our stock.

The plan administrator will determine the vesting conditions of each SAR. Unless otherwise specified, subject to the participant’s continued employment, SARs will vest and become exercisable as follows: 20% on the first anniversary of the date of grant and 1/60th on each monthly anniversary thereafter. However, in the event of a termination without cause (excluding a termination due to the participant’s disability) within 12 months following an acquisition of our Company, the SAR will become fully vested and exercisable to the extent not then vested. The plan administrator will also determine the term of the SAR, provided that the term may not be more than 10 years from the date of grant.

Restrictions on Transfer. Awards granted under the Incentive Award Plan may not be transferred except by will or by the laws of descent and distribution. During the participant’s lifetime, only the participant or the participant’s legal representative may exercise an award.

Effect of Certain Changes in Capitalizations and Corporate Events. In the event that any dividend or distribution, change in capitalization, or corporate transaction or event affects our Class A Common Stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits intended to be made available under the Incentive Award Plan or with respect to any award, then the plan administrator will equitably adjust (i) the number and kind of shares of Common Stock (or other securities or property) with respect to which awards may be granted, (ii) the number and kind of shares of Common Stock (or other securities or property) subject to outstanding awards, (iii) the grant or exercise price of any award and/or (iv) the terms and conditions of any outstanding awards (including without limitation, any applicable performance targets or criteria with respect to such awards).

The plan administrator also has the authority under the Incentive Award Plan to take certain other actions with respect to outstanding awards in the event of a corporate transaction or change in our corporate structure or capitalization, including provision for the cash-out, termination, assumption or substitution of such awards.

Restrictions on Shares. Shares issued upon the exercise of an award will be subject to such terms and conditions as the plan administrator may determine, including, without limitation, restrictions on transferability, the right to repurchase shares, the right to require that shares be transferred upon certain transactions, the right of first refusal, tag-along rights and bring-along rights.

Tax Withholding. Participants may be required to discharge applicable withholding tax obligations with respect to any award granted under the Incentive Award Plan. In the discretion of the plan administrator, shares held by or to be issued to participants may be used to discharge the minimum tax withholding obligations related to the exercise or receipt of any award.

Duration, Amendment and Termination. No award may be granted under the Incentive Award Plan after the tenth anniversary of the date on which our Board adopted the Original Plan. In addition, the Board has the authority to suspend, terminate, or amend the Incentive Award Plan at any time. No amendment, suspension, or termination may, however, impair any existing participant’s rights under the Incentive Award Plan or any award without the written consent of such participant. Additionally, no amendment will be effective unless approved by our stockholders if stockholder approval is required by law, and no action of the Board may, without stockholder approval, increase the maximum number of shares issuable under the Incentive Award Plan or extend the term of the Incentive Award Plan.

Accounting. Prior to January 1, 2006, we accounted for employee stock-based compensation arrangements in accordance with the provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Under APB Opinion No. 25, employee compensation expense is recognized based on the difference, if any, on the date of grant between the fair value of our Common Stock and the amount an employee must pay to acquire the stock. The expense associated with stock based compensation is amortized over the periods the employee performs the related services, which is generally the vesting period.

Beginning January 1, 2006, we adopted SFAS No. 123-R using the “modified prospective” method which requires all share-based awards to be recognized as share-based compensation expenses based upon their fair values over the service period for awards expected to vest. For the year ended December 31, 2008, share-based compensation totaled $2.4 million, which includes expense related to an award modification. For the years ended December 31, 2006 and 2007, there were no unvested grants, and accordingly, no shared-based compensation was recognized. Results for the years ended December 31, 2004 and 2005 have not been restated pursuant to the modified prospective application of SFAS No. 123-R.

Indemnification of Directors and Executive Officers and Limitation of Liability

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

As permitted by the Delaware General Corporation Law, we anticipate that our Delaware amended and restated certificate of incorporation, which will be effective upon the closing of this offering, will include a provision that permits the elimination of personal liability of our directors for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the Delaware General Corporation Law as it now exists or as it may be amended. The Delaware General Corporation Law permits limitations of liability for a director’s breach of fiduciary duty other than liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Such limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. In addition to and in accordance with the Delaware General Corporation Law, our amended and restated bylaws will also permit us to secure insurance on behalf of any officer or director for any liability arising out of his or her actions in such capacity, regardless of whether indemnification would be permitted under the Delaware General Corporation Law. We also intend to obtain additional liability insurance for our directors and officers.

Upon completion of this offering, our amended and restated bylaws will authorize us to indemnify our officers, directors, employees and agents to the fullest extent permitted by the Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law will empower us to enter into indemnification agreements with our officers, directors, employees and agents. We currently have indemnification agreements with our directors and executive officers under Delaware law to give such directors and executive officers additional contractual assurances regarding the scope of indemnification set forth in our certificate of incorporation and our bylaws and to provide additional procedural protections which may, in some cases, be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify such directors and executive officers against liabilities that may arise by reason of status or service as directors or executive officers and to advance expenses they incur as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

At present, there is no pending litigation or proceeding involving any of our directors, executive officers, other employees or agents for which indemnification is sought, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Potential Payments Upon Termination or Change-in-Control

All of our employees, including each of our named executive officers, are employed on an at-will basis. In Mr. Liu’s employment agreement, while we expressed a desire for Mr. Liu to serve as our Chief Executive Officer and Chairman of our Board for ten years, he agreed that he would be employed at will and be subject to termination at any time, with or without cause.

In the event that we are acquired and any of our employees in the United States and Taiwan are terminated without cause during the twelve-month period immediately following such acquisition, any stock options held by such employee shall immediately become fully vested and exercisable upon such termination. Options held by our named executive officers are subject to the same accelerated vesting as options held by our other employees in the United States and Taiwan. As of December 31, 2008, Messrs. Liu, Quiroga, Lee, Amkreutz and Cheng each held unvested options with an exercise price of $5.16 per share to purchase 3,555,878 shares, 75,000 shares, 72,100 shares, 65,000 shares and 98,300 shares of our Class A Common Stock. As of December 31, 2008, there was no active market for shares of our Class A Common Stock and our Board did not make a determination of their fair market value at that time. The most proximate determination by our Board of the fair value of our Class A Common Stock was made in October 2008 at a price per share of $5.16 and in March 2009 at a price per share of $5.18. Based on the $0.01 difference between the midpoint of these two valuations of $5.17 and the exercise price of $5.16 for the unvested options held by Messrs. Liu, Quiroga, Lee, Amkreutz and Cheng, we estimate that the value of these options upon an accelerated vesting occurring on December 31, 2008 would be $35,559, $750, $721, $650 and $983, respectively. Based on the midpoint of the price range set forth on the front cover of this prospectus, we estimate the value of these options upon an accelerated vesting occurring on              would be $            , $            , $            , $             and $            , respectively.

Tax Considerations

Internal Revenue Code Section 162(m) will limit the amount that we may deduct for income tax purposes for compensation paid to our Chief Executive Officer and to each of our four most highly compensated officers to $1,000,000 per person, unless certain exemption requirements are met. Exemptions to this deductibility limit may be made for various forms of “performance-based compensation,” which may include bonuses (cash and/or equity-based), restricted stock and/or compensation recognized upon the exercise of certain stock options. In the past, annual salary compensation to our executive officers has not exceeded $1,000,000 per person and bonuses, restricted stock issuances and grants of certain stock options have been designed to meet the “performance-based compensation” requirements. The Compensation Committee has not yet established a policy for determining which forms of incentive compensation awarded to our executive officers shall be designed to qualify as “performance-based compensation.” To maintain flexibility in compensating our executive officers in a manner designed to promote our objectives, the Compensation Committee of the Board has not adopted a policy that requires all compensation to be fully deductible for income tax purposes. However, the Compensation Committee intends to evaluate the effects of the compensation limits of Section 162(m) on any compensation it proposes to grant, and the Compensation Committee intends to provide future compensation in a manner consistent with our best interests and those of our stockholders.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table indicates information as of October 31, 2009 regarding the beneficial ownership of our Common Stock, and as adjusted to reflect the sale of Class A Common Stock offered by us and the selling stockholders in this offering, for:

•	each person, or group or affiliated persons, whom we know beneficially owns more than 5% of our shares of our outstanding Common Stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

The number of shares beneficially owned and the percentage of shares beneficially owned are based on 1,819,175 shares of Class A Common Stock and 52,156,307 shares of Class B Common Stock outstanding as of October 31, 2009, which assumes the conversion of all of our outstanding (i) Series A Preferred Stock into 48,777,753 shares of Class B Common Stock, (ii) Series B-1 Preferred Stock into 1,706,780 shares of Class A Common Stock and (iii) Series B-2 Preferred Stock into 3,378,734 shares of Class B Common Stock, upon completion of this offering. The table below excludes any additional shares of Class B Common Stock issuable in conjunction with a mandatory redemption right held by holders of our Series B-2 Preferred Stock described above under “Capitalization—Preferred B-2 Mandatory Redemption Right.” As of October 31, 2009, outstanding shares of Class A Common Stock are held by 3 stockholders of record, outstanding shares of Series A Preferred Stock are held by 11 stockholders of record, outstanding shares of Series B-1 Preferred Stock are held by 12 stockholders of record, and outstanding shares of Series B-2 Preferred Stock are held by 3 stockholders of record.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Shares subject to options that are exercisable within 60 days following October 31, 2009 are deemed to be outstanding and beneficially owned by the optionee for the purpose of computing share and percentage ownership of that optionee, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, and as affected by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them. Except as otherwise set forth below, the address of the beneficial owner is c/o Newegg Inc., 16839 E. Gale Avenue, City of Industry, California 91745.

	Beneficial Ownership Prior to the Offering					# of Class A Common Stock Shares Being Offered	Beneficial Ownership After the Offering
Name	Class A Common Stock		Class B Common Stock		% of Total Voting Power (1)		Class A Common Stock		Class B Common Stock		% of Total Voting Power (1)
	Shares	%	Shares	%			Shares	%	Shares	%
5% Stockholders:
Insight Venture Partners (2)			6,639,604	12.7%	12.7%
Tekhill USA, LLC (3)			40,516,305	77.7%	77.4%
Nabal Spring, LLC (3)			40,516,305	77.7%	77.4%

Officers and Directors:
Deven Parekh (2)			6,639,604	12.7%	12.7%
Fred Chang (3)			40,516,305	77.7%	77.4%
Tally Liu (4)	1,023,626	37.4%			*
Lee Cheng (5)	40,403	2.2%	65,217	*	*
Richard Quiroga (6)	21,875	1.2%			*
Shih-Chi Lee (7)	21,029	1.1%			*
Michael Amkreutz (8)	18,958	1.0%			*
Michael Potter
All executive officers and directors as a group (12 persons)	1,211,873	41.6%	47,221,126	90.5%	90.3%

Selling Stockholders:

*	Less than one percent

(1)	Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B Common Stock, as a single class. Each holder of Class B Common Stock will be entitled to ten votes per share of Class B Common stock and each holder of Class A Common Stock will be entitled to one vote per share of Class A Common Stock on all matters submitted to our stockholders for a vote. The Class A Common Stock and Class B Common Stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may otherwise be required by law. The Class B Common Stock is convertible at any time by the holder into shares of Class A Common Stock on a share-for-share basis.

(2)

Consists of 6,639,604 shares of Class A Common Stock held by Insight Venture Partners V, L.P., Insight Venture Partners (Cayman) V, L.P., Insight Venture Partners V (Employee Co-Investors), L.P., and Insight Venture Partners V Co-Investment Fund L.P. (the “Insight Funds”). Insight Holdings Group, L.L.C. (“Insight Holdings”) is the managing member of Insight Venture Associates V, L.L.C. (“Insight Associates”), which in turn is the general partner of the Insight Funds. Deven Parekh is a member of the board of managers of Insight Holdings. Because Mr. Parekh is a member of the board of managers of Insight Holdings, Insight Holdings is the managing member of Insight Associates and Insight Associates is the general partner of each of the Insight Funds, Mr. Parekh has shared voting and shared dispositive power over these shares. The foregoing is not an admission by Insight Associates or Insight Holdings that it is the beneficial owner of the shares held by the Insight Funds. Mr. Parekh disclaims beneficial ownership of the shares except to the extent of his pecuniary interests in these entities. The address of the Insight entities and

Mr. Parekh is 680 Fifth Avenue, 8th Floor, New York, NY 10019. Insight Venture Partners is neither a broker-dealer nor an affiliate of a broker-dealer.

(3)	Consists of 38,207,312 shares of Class B Common Stock held by Tekhill USA, LLC, of which Mr. Chang is the sole managing member, and 2,308,993 shares of Class B Common Stock held by Nabal Spring, LLC, of which Mr. Chang is the sole member. Pursuant to a loan agreement with United Commercial Bank, Mr. Chang has pledged 19,000,000 shares of Series A Preferred Stock through Tekhill USA, LLC to United Commercial Bank as security for payment of amounts under the loan agreement. Neither Tekhill USA, LLC nor Nabal Springs, LLC are broker-dealers or affiliates of a broker-dealer.

(4)	Includes 916,607 shares of Class A Common Stock issuable upon exercise of options that are exercisable within 60 days of October 31, 2009.

(5)	Includes 28,670 shares of Class A Common Stock issuable upon exercise of options that are exercisable within 60 days of October 31, 2009 and 10,569 shares of Class A Common Stock held by the Kiang-Tsun Wang and Shu-Mei Wang 1995 Trust and 65,217 shares of Class B Common Stock held by Shu-Mei Wang, who is Mr. Cheng’s mother-in-law. The trustee of the Kiang-Tsun Wang and Shu-Mei Wang 1995 Trust is Peter Wang, who is Mr. Cheng’s brother-in-law. Mr. Cheng disclaims beneficial ownership of the shares held by Shu-Mei Wang and by the Kiang-Tsun Wang and Shu-Mei Wang 1995 Trust.

(6)	Consists of 21,875 shares of Class A Common Stock issuable upon exercise of options that are exercisable within 60 days of October 31, 2009.

(7)	Consists of 21,029 shares of Class A Common Stock issuable upon exercise of options that are exercisable within 60 days of October 31, 2009.

(8)	Consists of 18,958 shares of Class A Common Stock issuable upon exercise of options that are exercisable within 60 days of October 31, 2009.

RELATED PARTY TRANSACTIONS

Since January 1, 2006, there has not been, nor is there any proposed transaction where we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the compensation agreements and other agreements and transactions which are described in “Management” and the transactions described below.

Affiliated Entity

We conduct our operations relating to our affiliated Chinese retail website, www.newegg.com.cn, through Newegg E-Business Co., Ltd. (China), or Newegg E-Business, a corporation organized under the laws of China, which holds the licenses, approvals and registrations used to operate that website for our online retail business. Chinese laws restrict foreign ownership of businesses in the Internet, retail and delivery sectors. To comply with Chinese laws, Newegg E-Business is owned by two citizens of China who are relatives of our Principal Stockholder, Vice Chairman of our Board, President of Newegg China, and our former Chairman of the Board and Chief Executive Officer. Other than as a stockholder in our company, our Principal Stockholder has no direct or indirect material interest in the transactions involving us, Newegg E-Business and his participating relatives.

We executed a series of contractual agreements with Newegg E-Business, which allows us to exert significant control over Newegg E-Business’ business operations, policies and management. Such contractual agreements also provide us with the power to approve all matters requiring stockholder approvals. In addition, to ensure that Newegg E-Business and its stockholders perform their obligations under these contractual arrangements, the stockholders pledged to us all of their equity interests in Newegg E-Business. If and when the current restrictions under Chinese laws on foreign ownership of Chinese companies engaging in Internet and online retail industries in China are lifted, we may exercise our option to directly acquire the equity interests in Newegg E-Business.

Based on Newegg E-Business’ contractual relationship with us as set forth in the Exclusive Technical Cooperation Agreement (described below), we determined that we are the primary beneficiary of the activities of Newegg E-Business, as that term is defined in FIN 46-R. Accordingly, the financial results of Newegg E-Business are included in our consolidated financial results for the years ended December 31, 2006, 2007 and 2008, and for the six months ended June 30, 2008 and June 30, 2009.

Exclusive Technical Cooperation Agreement

Pursuant to the Exclusive Technical Cooperation Agreement entered into between us and Newegg E-Business in November 2006, Newegg E-Business engaged us to be its exclusive third-party provider of services relating to certain material aspects of its business. In return, Newegg E- Business pays us for its services calculated on a monthly basis. The rates for different levels of engineers per month are 6,000 to 9,000 RMB for a senior engineer, 3,500 to 6,000 RMB for a medium engineer, and 2,500 to 4,000 RMB for a junior engineer. The Newegg E-Business also agrees that we will retain ownership of any intellectual property developed during the course of its engagement. The engagement continues until November 2016 and is terminable by us upon 30 days’ notice and by Newegg E-Business only in connection with an uncured material breach of the agreement by us.

Equity Option Agreement

The stockholders of Newegg E-Business have also irrevocably granted to us a call option to request that the stockholders of Newegg E-Business transfer any part or all of the equity interests of Newegg E-Business exclusively to us at any time, to the extent permitted under Chinese law. The purchase price for the equity will be the minimum amount of consideration permitted by applicable Chinese law, and can be offset against any outstanding indebtedness owed by the stockholders to us. The option is exercisable at will, in full or in part and on one or multiple occasions by us.

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement entered into among us and Newegg E-Business’ stockholders in November 2006, Newegg E-Business’ stockholders pledged all of their equity interests in Newegg E-Business to us to secure the stockholders’ obligations under our contracts with them. To the extent enforceable under Chinese law, the pledge serves as a senior and exclusive security interest in the equity of Newegg E-Business, and gives us the right to receive all dividends or distributions made by Newegg E-Business to the extent of outstanding obligations under certain of our contracts with them. The Equity Pledge Agreement must be registered or filed with the Chinese government to be enforceable. Although we have not done so to date, we are currently in the process of making this registration and filing.

Proxy Agreement

Pursuant to the Proxy Agreement entered into among one of our employees, Newegg E-Business’ stockholders and us in November 2006, Newegg E-Business’ stockholders appointed our employee to be their sole and exclusive proxy for their stockholder voting rights in Newegg E-Business. Such appointment includes, without limitation, the right to vote on the sale, pledge, transfer, or disposal of all or part of their equity interests, as well as the right to vote on the appointment and election of directors and other senior management personnel. The appointment also gives one of our employees the right to sign or seal all documents pertaining to the exercise of the stockholders’ rights.

Advances and Personal Services and Consideration Provided to Stockholders, Executives, Directors and Their Affiliates

We have made certain loans to our Principal Stockholder. These loans bear annual interest at rates ranging from 3.00% to 6.20%. During the years ended December 31, 2006, 2007 and 2008 and six months ended June 30, 2009, $34,000, $28,000, $31,000 and $14,000, respectively, of interest income was earned by us in connection with these loans. For the year ended December 31, 2007, $54,000 of loans was repaid to us by the Principal Stockholder. During the year ended December 31, 2008 and during the six months ended June 30, 2009, no payments were made to us for stockholder loans. As of December 31, 2007 and 2008 and as of June 30, 2009, $0.9 million in principal and accrued interest remained outstanding. The loans have been recorded as a component of stockholders’ equity in the consolidated balance sheets. Our Principal Stockholder repaid the principal on this loan, along with all accrued but unpaid interest, in September 2009.

Stockholder Guarantees

Our Principal Stockholder has personally guaranteed three loans payable to commercial banks which are collateralized by warehouse facility land, building or equipment. The amounts outstanding on these loans were $8.4 million, $7.6 million and $7.5 million at December 31, 2007 and 2008 and June 30, 2009, respectively. See Note 8, “Long-term debt,” to the Notes to Consolidated Financial Statements for further description of these loans. We intend to use a portion of the proceeds from this offering to repay these loans.

Policies Related to Related Party Transactions

Our current conflict of interest policy requires that all matters that are reasonably likely to create a conflict of interest be fully disclosed by each employee, officer or director to us. Furthermore, this policy prohibits employees, officers and directors from engaging in any such activity, unless approved by our Board or our Chief Executive Officer. For conflict of interest matters which involve a director or our Chief Executive Officer, the matter would be presented to and considered by the non-interested members of our Board for approval. Our board currently does not have a formal review and approval process in place, however our informal process is for the non-interested members of our Board to take into account the nature of the conflict of interest, the legal and financial impact of the matter and how the conflict of interest may affect the perception of our business in deciding whether or not to approve the matter. For conflict of interest matters which involve any of our employees or officers other than our Chief Executive Officer, the matter would be presented to and considered by our Chief Executive Officer for approval. For such matters presented to the Chief Executive Officer, the matter would be submitted to him in writing for approval by the employee or officer, and the Chief Executive Officer would be expected to consider similar factors to the ones listed above by the Board in deciding whether or not to approve the matter. Our conflicts of interest policy is referenced in our Code of Conduct, which is available to all of our employees, and included in our Employee Handbook. We also have a written Prohibition of Personal Loans to Executives policy under which we are prohibited from making or renewing any personal loan to our executive officers or directors. The related party transactions described in this section occurred prior to adoption of these policies, and as such, these transactions were not subject to the approval and review procedures described above.

DESCRIPTION OF CAPITAL STOCK

The descriptions of Common Stock and Preferred Stock that follow reflect changes to our capital structure that will occur upon the closing of this offering in accordance with the terms of the amended and restated certificate of incorporation and amended and restated bylaws that will be adopted by us immediately after the closing of this offering. The following description of our securities and the provisions of our planned certificate of incorporation and bylaws is only a summary. You should also refer to the copies of our certificate and bylaws (both our current versions as well as the versions planned to be adopted) which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Upon the closing of this offering, our authorized capital stock will consist of 142,000,000 shares of Class A Common Stock, par value $0.001 per share, 59,000,000 shares of Class B Common Stock, par value $0.001 per share, and 84,889,968 shares of Preferred Stock, par value $0.001 per share.

Common Stock

As of June 30, 2009, 112,395 shares of Class A Common Stock were outstanding. These shares were held by three stockholders of record. There were no outstanding shares of Class B Common Stock as of June 30, 2009 because under our current certificate of incorporation, no shares of Class B Common Stock may be issued by us prior to the date we complete an initial public offering of our Class A Common Stock. Holders of Common Stock vote together as one class on all matters submitted to a vote of the stockholders. Each holder of shares of Class A Common Stock is entitled to one vote per share, whereas each holder of shares of Class B Common Stock is entitled to 10 votes per share. The holders of shares of Class A and Class B Common Stock are entitled to share equally, on a per-share basis, in any dividends or other distributions declared by the Board with respect to our Common Stock. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder. In addition, each share of Class B Common Stock will automatically convert into one share of Class A Common Stock upon the written consent of holders of a majority of the Class B Common Stock. Also, upon any sale or other disposition of Class B Common Stock to any person other than the beneficial owners of our Class B Common Stock on the effective date of the certificate of incorporation to be adopted or to certain permitted transferees, such shares of Class B Common Stock will automatically be converted into shares of Class A Common Stock.

Holders of our Common Stock are entitled to receive dividends declared by the Board out of legally available funds, subject to the rights of holders of Preferred Stock, if any, and the terms of any existing or future agreements between us and our lenders. We presently intend to retain future earnings, if any, to finance the growth and development of our business. We do not anticipate paying cash dividends in the foreseeable future. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, holders of our Common Stock are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities, and subject to the prior rights of any holders of outstanding shares of Preferred Stock, if any.

Preferred Stock

As of June 30, 2009, there were 53,628,642 shares of Series A and Series B Preferred Stock outstanding. These shares were held by 22 stockholders of record. Upon completion of this offering, we expect each share of Series A and Series B Preferred Stock still outstanding will convert into either shares of our Class A Common Stock or shares of our Class B Common Stock. Assuming all of the outstanding Preferred Stock as of June 30, 2009 will convert into Common Stock, the Preferred Stock would convert into an aggregate of 1,706,780 shares of our Class A Common Stock and 52,156,307 shares of our Class B Common Stock. However, depending on the IPO Price, we may be subject to mandatory redemption by the holders of our Series B-2 Preferred Stock. For additional discussion on the topic, see “Capitalization—Preferred B-2 Mandatory Redemption Right.”

Upon the closing of this offering, the Board will be authorized to issue from time to time up to an aggregate of 84,889,968 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each of these series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of a series without further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders and may adversely affect the voting and other rights of the holders of our Common Stock. We currently have no plans to issue any shares of Preferred Stock.

We believe that the ability to issue Preferred Stock without the expense and delay of a special stockholders’ meeting will provide us with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. This also permits the Board to issue Preferred Stock containing terms which could impede the completion of a takeover attempt, subject to limitations imposed by the securities laws. The Board will make any determination to issue these shares based on its judgment as to the best interests of our company and our stockholders at the time of issuance. This could discourage an acquisition attempt or other transaction which stockholders might believe to be in their best interests or in which they might receive a premium for their stock over the then market price of the stock.

Delaware Anti-Takeover Law and Certain Provisions of our Certificate of Incorporation and Bylaws

We may in the future become subject to the provisions of Section 203 of Delaware General Corporation Law. Section 203 will not initially apply to us upon the completion of this offering until after, among other things, there occurs a transaction, or series of transactions, as a result of which none of the beneficial owners of Class B Common Stock immediately after the completion of this offering hold, directly or indirectly, at least forty percent (40%) of the voting power of our issued and outstanding capital stock. Subject to exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained this status with the approval of the Board or unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Our planned certificate of incorporation and bylaws include a number of provisions that may have the effect of deterring or impeding hostile takeovers or changes in control or management. These provisions include:

•	our ability to issue Preferred Stock with terms that the Board may determine, without stockholder approval;

•	the requirement that the number of directors be determined, and any Board vacancies be filled, only by a majority of our directors then in office;

•	advance notice requirements for stockholder proposals and nominations; and

•	the elimination of cumulative voting.

Such provisions may have the effect of delaying or preventing a change in control.

Class B Common Stock Voting

Holders of Class B Common Stock are entitled to ten votes per share, while holders of Class A Common Stock are entitled to one vote per share. Holders of Class A Common Stock and Class B Common Stock vote together as one class on all matters submitted to a vote of the stockholders. Upon the closing of this offering,

holders of Class B Common Stock will have approximately     % of the voting power of all shares assuming non-election of a mandatory redemption right by holders of our Series B-2 Preferred Stock, as discussed above under “Capitalization—Preferred B-2 Mandatory Redemption Right.” As a result, holders of Class B Common Stock will be able to control matters requiring approval by our stockholders, including the election of directors, the approval of mergers or other extraordinary transactions. This concentration of voting power in the Class B Common Stock could have the effect of delaying, preventing or deterring a change in control of our company.

Options

As of June 30, 2009, options to purchase a total of 5,774,756 shares of our Class A Common Stock were outstanding, at a weighted average exercise price of $5.15 per share. Up to 8,338,522 additional shares of our Class A Common Stock were reserved for future issuance under our stock plans as of June 30, 2009. For a more complete discussion of our stock option plans, please see “Executive Compensation—Incentive Award Plan.”

Registration Rights

The holders of              shares of our Class A Common Stock and              shares of our Class B Common Stock, or their permitted transferees, issued or issuable upon conversion of our outstanding shares of Preferred Stock will be entitled to certain rights with respect to the registration of such shares, or registerable securities, under the Securities Act as follows:

Demand Registration Rights

Commencing 180 days after the effective date of the registration statement of which this prospectus is a part, the holders of shares representing at least 30% of the registerable securities originating from our Series B Preferred Stock, which consists of              shares of our Class A Common Stock and              shares of our Class B Common Stock, may request that we register all or a portion of their shares of registerable securities if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $10,000,000. Upon their request, we must, subject to some restrictions and limitations, use best efforts to cause a registration statement covering the number of shares of registerable securities that are subject to the request to become effective. The holders of registerable securities may only require us to file a maximum of two registration statements in response to their demand registration rights, and we may delay such registration under certain circumstances for up to 90 days no more than once in any twelve month period.

Piggyback Registration Rights

In the event that we propose to register any of our securities under the Securities Act, the holders of registerable securities are entitled to notice of such registration and are entitled to include their registerable securities in such registration, subject to certain marketing and other limitations. These registration opportunities are unlimited, but the number of shares that may be registered may be cut back in limited situations by the underwriters. We provided notice of this proposed offering to holders of registrable securities shortly after the initial filing of our S-1 registration statement on September 28, 2009.

Form S-3 Registration Rights

The holders of at least 10% of all registerable securities originating from our Series B Preferred Stock may request that we register their shares if we are eligible to file a registration statement on Form S-3 and if the aggregate price of the shares sought to be offered to the public by the holders of registerable securities (net of any underwriters’ discounts or commissions) is at least $1,000,000. The holders of registerable securities may only require us to file two registration statements on Form S-3 in any twelve month period, and we may delay such registration under certain circumstances for up to 90 days no more than once in any twelve month period. We will not be obligated to file such a registration statement during the period ending 180 days after the effective date of a registration statement we have filed for a public offering by us for cash under the Securities Act.

We are generally obligated to bear the expenses, other than underwriting discounts and sales commissions, of these registrations. These registration rights terminate upon the earlier of five years after this offering or at such time as the shares of the registerable securities may be sold under Rule 144 under the Securities Act.

Without the prior written consent of the holders of a majority of the registerable securities originating from our Series B Preferred Stock, we are not permitted to provide any other holder of our securities registration rights in a manner which has priority over holders of the registerable securities.

Listing and Trading

We intend to apply for listing of our Class A Common Stock on the New York Stock Exchange under the symbol “EGGZ.”

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our Class A Common Stock will be American Stock Transfer & Trust Company, LLC. The transfer agent’s postal address is 59 Maiden Lane, New York, New York 10038.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been any public market for our Class A Common Stock, and we cannot predict the effect, if any, that market sales of shares of our Class A Common Stock or the availability of shares of Class A Common Stock for sale will have on the market price of our Class A Common Stock. Nevertheless, sales of substantial amounts of our Class A Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our Class A Common Stock and could impair our future ability to raise capital through the sale of equity securities.

Upon completion of this offering, we will have a total of              shares of Class A Common Stock and Class B Common Stock outstanding. Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act except for any shares which may be held or acquired by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining              shares of Class A Common Stock and Class B Common Stock outstanding will be deemed “restricted securities” as defined under Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rules 144 and 701 promulgated under the Securities Act, summarized below.

Under the lock-up agreements described below and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market as follows:

Lock-up Agreements

We, our officers and directors, the selling stockholders and substantially all other stockholders have agreed that, subject to certain customary exceptions and exceptions for certain pre-existing registration rights of certain selling stockholders, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the joint book running managers in this offering, offer, sell, contract to sell, transfer, pledge, dispose of or hedge, directly or indirectly, any shares of our Common Stock or any securities convertible into or exchangeable for our Common Stock. The joint book running managers, in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. The 180 day lock-up period will be automatically extended if: (1) during the last 17 days of the 180-day period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or event.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our “affiliates” for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our “affiliates,” is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our “affiliates,” then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our “affiliates” or persons selling shares on behalf of our “affiliates” are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of Class A Common Stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the Class A Common Stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 permits resales of shares issued prior to the date the issuer becomes subject to the reporting requirements of the Exchange Act pursuant to certain compensatory benefit plans and contracts, commencing 90 days after the issuer becomes subject to the reporting requirements of the Exchange Act, in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirements. In addition, the SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of these options, including exercises after the date the issuer becomes so subject. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates” subject only to the manner-of-sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its holding period requirement.

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our Class A Common Stock subject to options outstanding or reserved for issuance under our Incentive Award Plan. We expect to file this registration statement as soon as practicable after this offering. In addition, we intend to file a registration statement on Form S-8 or such other form as may be required under the Securities Act for the resale of shares of our Class A Common Stock that were not granted under Rule 701. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 will not be eligible for resale until expiration of the lock up agreements to which they are subject.

Registration Rights

We have granted demand registration rights, piggyback registration rights and Form S-3 registration rights to certain holders of our capital stock, or their permitted transferees. For a further description of these rights, see “Description of Capital Stock—Registration Rights.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of our Class A Common Stock to non-U.S. holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. This summary is applicable only to non-U.S. holders (as defined below) who hold our Class A Common Stock as a capital asset. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will not take a position contrary to such statements and conclusions, or that any such contrary position would not be sustained by a court.

This summary also does not address the effect of the U.S. federal estate or gift tax laws or the tax considerations arising under the laws of any state, local or foreign jurisdiction. In addition, this discussion does not address all tax considerations that may be applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons who own, or are deemed to own, more than 5% of our outstanding Class A Common Stock (except to the extent specifically set forth below);

•	persons that are S corporations, partnerships or other pass-through entities;

•	certain former citizens or long-term residents of the United States;

•	persons who hold our Class A Common Stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell our Class A Common Stock under the constructive sale provisions of the Code.

If a partnership holds shares of our Class A Common Stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and on the activities of the partnership. Accordingly, partnerships that hold shares of our Class A Common Stock and partners in such partnerships should consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are a holder that, for U.S. federal income tax purposes, is not a U.S. person. For purposes of this discussion, you are a U.S. person if you are:

•	an individual citizen or resident of the United States;

•

a corporation, partnership or other entity taxable as a corporation or a partnership under U.S. federal income tax laws created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or which has made a valid election to be treated as a U.S. person.

Distributions

As discussed above under “Dividend Policy,” we do not currently intend to make distributions on our Class A Common Stock. If we do make distributions on our Class A Common Stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our Class A Common Stock, but not below zero, and then will be treated as gain from the sale of the stock as discussed below under “—Gain on Disposition of Class A Common Stock.”

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, you must timely provide us with a valid IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if a tax treaty applies, are attributable to a U.S. permanent establishment maintained by you) are exempt from such withholding tax. In order to obtain this exemption, you must timely provide us with a valid IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you timely file an appropriate claim for refund with the IRS.

Gain on Disposition of Class A Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A Common Stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, if a tax treaty applies, is attributable to a U.S. permanent establishment maintained by you);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our Class A Common Stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or your holding period for our Class A Common Stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Class A Common Stock is regularly traded on an established securities market, such Class A Common Stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of such regularly traded Class A Common Stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above also may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses. You should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in your country of residence.

Payments of dividends made to you may be subject to backup withholding unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Payments of proceeds from a disposition of our Class A Common Stock effected outside the United States by a non-U.S. holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to such a payment if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose income is effectively connected with a U.S. trade or business for a specified three-year period, or a foreign partnership with certain connections with the United States, unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

Payments of proceeds from a disposition of our Class A Common Stock by a non-U.S. holder made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not a tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITING

We and the selling stockholders are offering the shares of Class A Common Stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A Common Stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
William Blair & Company, L.L.C.
Cowen and Company, LLC
ThinkEquity LLC
Needham & Company, LLC
Raymond James & Associates, Inc.

Total

The underwriters are committed to purchase all the shares of our Class A Common Stock offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the Class A Common Stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $              per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $              per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the Class A Common Stock offered in this offering.

The underwriters have an option to buy up to              additional shares of Class A Common Stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A Common Stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the initial public offering price per share of Class A Common Stock less the amount paid by the underwriters to us and the selling stockholders per share of Class A Common Stock. The underwriting fee is $              per share. The following table shows the per share and total underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by Us		Paid by Selling Stockholders		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share
Total

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement relating to any shares of our Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Class A Common Stock or such other securities, in cash or otherwise, other than the shares to be sold hereunder and any shares of Class A Common Stock of our company issued upon the exercise of options granted under company stock plans, in each case without the prior written consent of J.P. Morgan Securities, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers and substantially all of our other stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, subject to certain customary exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., (1) offer, pledge, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock (including without limitation, Class A Common Stock or such other securities which may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Class A Common Stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of Class A Common Stock or any security convertible into or exercisable or exchangeable for Class A Common Stock, in each case other than the shares of Class A Common Stock sold by the selling stockholders in this offering; provided that certain of our stockholders subject to lock-up agreements may exercise certain pre-existing registration rights during the 180-day restricted period in the event we were to choose and were permitted, subject to our lock-up obligations, to commence a follow-on offering. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities arising from any untrue statement of a material fact included in, or the omission of a material fact from, this prospectus, the registration statement of which this prospectus is a part or any free writing prospectus, as well as reasonable legal fees and other reasonable expenses related to any suit, action or proceeding or any claim asserted based upon any such untrue statement or omission. We and the selling stockholders have also agreed to contribute to payments the underwriters may be required to make in respect of such liabilities.

We intend to apply to list our Class A Common Stock on the New York Stock Exchange under the symbol “EGGZ.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A Common Stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A Common Stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A Common Stock, which involves the sale by the underwriters of a greater number of shares of Class A Common Stock than they are required to purchase in this offering, and purchasing shares of Class A Common Stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A Common Stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M promulgated under the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A Common Stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A Common Stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A Common Stock or preventing or retarding a decline in the market price of the Class A Common Stock, and, as a result, the price of the Class A Common Stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Class A Common Stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded Class A Common Stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A Common Stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Prospective Investors in Switzerland

This document as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus (the “Share”) do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The Shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the Shares, including, but not limited to, this document , do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The Shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the Shares with the intention to distribute them to the public. The investors will be individually approached by the Issuer from time to time.

This document as well as any other material relating to the Shares is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the Issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

We have directed the underwriters to reserve up to              shares of Class A Common Stock for sale to our directors, officers, employees and other persons at the initial public offering price through a directed share program. The number of shares of Class A Common Stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase any reserved shares. Any shares of Class A Common Stock not so purchased will be offered by the underwriters to the general public on the same basis as other shares of Class A Common Stock offered hereby.

LEGAL MATTERS

The validity of the issuance of the Class A Common Stock offered by this prospectus and certain other legal matters in connection with the sale of the shares of Class A Common Stock offered hereby will be passed upon for us by Latham & Watkins LLP, Los Angeles, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California.

EXPERTS

The financial statements as of December 31, 2007 and 2008, and for each of the three years in the period ended December 31, 2008 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our Class A Common Stock to be sold in this offering. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement and exhibits and schedules, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any agreement or any other document referred to are not necessarily complete and, in each instance, we refer you to the copy of the agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement and the exhibits and schedules to the registration statement at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. You may also obtain copies of all or part of the registration statement by mail from the Public Reference Section of the SEC at prescribed rates.

The SEC also maintains a website that contains reports, proxy and information statements and other information about issuers, including Newegg, that file electronically with the SEC. The address of that site is www.sec.gov.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC.

NEWEGG INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and stockholders of Newegg Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, temporary equity and stockholders’ equity (deficit), and cash flows present fairly, in all material respects, the financial position of Newegg Inc. at December 31, 2007 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Los Angeles, California

September 27, 2009

Newegg Inc.

Consolidated Balance Sheets

(In thousands, except par value)

	December 31,		June 30, 2009
	2007	2008	Actual	Pro forma
			(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$83,491	$84,404	$42,241
Restricted cash	—	335	335
Accounts receivable, net	20,632	31,081	26,113
Inventories	138,543	161,265	155,032
Income taxes receivable	1,768	—	—
Prepaid expenses and other current assets	4,755	6,438	9,187
Current portion of deferred tax assets	407	5,195	5,195

Total current assets	249,596	288,718	238,103
Property and equipment, net	48,773	46,063	43,437
Other non-current assets	1,882	5,266	5,474

Total assets	$300,251	$340,047	$287,014

Liabilities, temporary equity and stockholders’ equity
Current liabilities:
Accounts payable	$156,482	$171,262	$125,414
Accrued expenses	18,316	29,613	22,222
Deferred revenue	46,560	45,119	28,957
Current portion of long-term debt and leases payable	3,465	2,732	2,404

Total current liabilities	224,823	248,726	178,997
Long-term debt and leases payable, less current portion	16,623	14,027	12,896
Income taxes payable	308	546	634
Deferred tax liabilities	1,328	2,257	2,257
Other liabilities	83	23	63

Total liabilities	243,165	265,579	194,847

Commitments and contingencies (Note 14)
Temporary equity:
Single Vote Series B-1 redeemable convertible Preferred Stock, $0.001 par value; 10,518 shares authorized; none issued or outstanding as of December 31, 2007 and 2008, June 30, 2009 (unaudited) and on a pro forma basis as of June 30, 2009 (unaudited)	—	—	—
Series B-1 redeemable convertible Preferred Stock, $0.001 par value; 10,518 shares authorized; 1,615 shares issued and outstanding as of December 31, 2007 and 2008 and June 30, 2009 (unaudited); aggregate liquidation preference of $10,000, aggregate redemption value of $20,000; none issued and outstanding on a pro forma basis as of June 30, 2009 (unaudited)	12,188	13,410	14,093
Series B-2 redeemable convertible Preferred Stock, $0.001 par value; 4,854 shares authorized; 3,236 shares issued and outstanding as of December 31, 2007 and 2008 and June 30, 2009 (unaudited); aggregate liquidation preference of $20,000, aggregate redemption value of $40,000; none issued and outstanding on a pro forma basis as of June 30, 2009 (unaudited)	28,565	34,647	38,130

Total temporary equity	40,753	48,057	52,223

Stockholders’ equity:
Series A convertible Preferred Stock, $0.001 par value; 59,000 shares authorized; 52,038 shares issued and outstanding as of December 31, 2007, and 48,778 shares issued and outstanding as of December 31, 2008 and June 30, 2009 (unaudited); none issued and outstanding on a pro forma basis as of June 30, 2009 (unaudited)	52	49	49
Class A Common Stock, $0.001 par value; 142,000 shares authorized; 5 shares issued and outstanding as of December 31, 2007 and 2008, and 112 shares issued and outstanding as of June 30, 2009 (unaudited); shares issued and outstanding on a pro forma basis as of June 30, 2009 (unaudited)	—	—	—
Class B Common Stock, $0.001 par value; 59,000 shares authorized; none issued or outstanding as of December 31, 2007 and 2008, and June 30, 2009 (unaudited); shares issued and outstanding on a pro forma basis as of June 30, 2009 (unaudited)	—	—	—
Additional paid-in capital	9	2,371	4,314
Loans receivable from stockholder	(810)	(841)	(888)
Accumulated other comprehensive income	1,063	2,284	2,289
Retained earnings	16,019	22,548	34,480

Total Newegg Inc. stockholders’ equity	16,333	26,411	40,244

Noncontrolling interest	—	—	(300)

Total stockholders’ equity	16,333	26,411	39,944

Total liabilities, temporary equity and stockholders’ equity	$300,251	$340,047	$287,014

The accompanying notes are an integral part of these consolidated financial statements.

Newegg Inc.

Consolidated Statements of Income

(In thousands, except per share data)

	Year Ended December 31,				Six Months Ended June 30,
	2006	2007	2008		2008	2009
					(Unaudited)
Net sales	$1,468,145	$1,863,216		$2,108,699	$1,029,740		$1,105,474
Cost of sales	1,325,746	1,670,978		1,873,617	918,065		984,466

Gross profit	142,399	192,238		235,082	111,675		121,008
Selling, general and administrative expenses	121,577	162,431		183,683	89,339		93,320

Income from operations	20,822	29,807		51,399	22,336		27,688
Interest income	(1,167)	(1,814)		(1,130)	(615)		(298)
Interest expense	1,600	1,133		1,498	770		542
Other (income) expense, net	(137)	(856)		(251)	(135)		(82)

Income before provision for income taxes, loss on equity method investment and net loss attributable to the noncontrolling interest	20,526	31,344		51,282	22,316		27,526
Provision for income taxes	8,155	12,692		22,005	8,955		11,729
Loss on equity method investment	—	—		447	319		—

Net income	12,371	18,652		28,830	13,042		15,797
Net loss attributable to the noncontrolling interest	243	—		—	—		301

Net income attributable to Newegg Inc.	12,614	18,652		28,830	13,042		16,098
Accretion of Series B-1 and B-2 redeemable convertible Preferred Stock	5,185	6,138		7,304	3,494		4,166

Net income available to common stockholders of Newegg Inc.	$7,429	$12,514		$21,526	$9,548		$11,932

Earnings per share of Class A Common Stock:
Basic	$0.09	$0.18		$0.34	$0.12		$0.18

Diluted	$0.09	$0.18		$0.34	$0.12		$0.18

Weighted average shares of Class A Common Stock outstanding used in computing earnings per share of Class A Common Stock:
Basic	1	4		5	5		59

Diluted	5	11		5	5		59

Pro forma earnings per share of Class A and Class B Common Stock (unaudited) (Note 3):
Basic			$			$

Diluted			$			$

Pro forma weighted average shares of Class A and Class B Common Stock outstanding used in computing pro forma earnings per share of Class A and Class B Common Stock (unaudited) (Note 3):
Basic

Diluted

The accompanying notes are an integral part of these consolidated financial statements.

Newegg Inc.

Consolidated Statements of Temporary Equity and Stockholders’ Equity (Deficit)

(In thousands)

	Series B-1 Redeemable Convertible Preferred Stock		Series B-2 Redeemable Convertible Preferred Stock		Total Temporary Equity	Series A Convertible Preferred Stock		Class A Common Stock		Additional Paid-In Capital	Loans Receivable From Stockholder	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Non- controlling Interest	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount		Shares	Par Value	Shares	Par Value
Balance at December 31, 2005	1,583	$9,800	3,236	$19,249	$29,049	52,038	$52	—	$—	$—	$(841)	$204	$(3,652)	$—	$(4,237)
Net income attributable to Newegg Inc.	—	—	—	—		—	—	—	—	—	—	—	12,614	—	12,614
Change in cumulative translation adjustment	—	—	—	—		—	—	—	—	—	—	280	—	—	280

Comprehensive income	—	—	—	—		—	—	—	—	—	—	—	—	—	12,894

Issuance of Series B-1 redeemable convertible Preferred Stock	32	200	—	—	200	—	—	—	—	—	—	—	—	—	—
Accretion of Series B-1 and B-2 redeemable convertible Preferred Stock	—	1,042	—	4,344	5,386	—	—	—	—	(6)	—	—	(5,179)	—	(5,185)
Proceeds from stock options exercised	—	—	—	—		—	—	3	—	6	—	—	—	—	6
Collection of loans receivable from stockholder, net of accrued interest	—	—	—	—		—	—	—	—	—	5	—	—	—	5

Balance at December 31, 2006	1,615	11,042	3,236	23,593	34,635	52,038	52	3	—	—	(836)	484	3,783	—	3,483
Net income attributable to Newegg Inc.	—	—	—	—		—	—	—	—	—	—	—	18,652	—	18,652
Change in cumulative translation adjustment	—	—	—	—		—	—	—	—	—	—	579	—	—	579

Comprehensive income	—	—	—	—		—	—	—	—	—	—	—	—	—	19,231

Cumulative effect adjustment to adopt FIN No. 48	—	—	—	—		—	—	—	—	—	—	—	(278)	—	(278)
Accretion of Series B-1 and B-2 redeemable convertible Preferred Stock	—	1,146	—	4,972	6,118	—	—	—	—	—	—	—	(6,138)	—	(6,138)
Proceeds from stock options exercised	—	—	—	—		—	—	2	—	9	—	—	—	—	9
Collection of loans receivable from stockholder, net of accrued interest	—	—	—	—		—	—	—	—	—	26	—	—	—	26

Balance at December 31, 2007	1,615	12,188	3,236	28,565	40,753	52,038	52	5	—	9	(810)	1,063	16,019	—	16,333
Net income attributable to Newegg Inc.	—	—	—	—		—	—	—	—	—	—	—	28,830	—	28,830
Change in cumulative translation adjustment	—	—	—	—		—	—	—	—	—	—	1,221	—	—	1,221

Comprehensive income	—	—	—	—		—	—	—	—	—	—	—	—	—	30,051

Stock based compensation	—	—	—	—		—	—	—	—	2,362	—	—	—	—	2,362
Repurchase of Series A Preferred Stock	—	—	—	—		(3,260)	(3)	—	—	—	—	—	(14,997)	—	(15,000)
Accretion of Series B-1 and B-2 redeemable convertible Preferred Stock	—	1,222	—	6,082	7,304	—	—	—	—	—	—	—	(7,304)	—	(7,304)
Interest on loans receivable from stockholder	—	—	—	—		—	—	—	—	—	(31)	—	—	—	(31)

Balance at December 31, 2008	1,615	13,410	3,236	34,647	48,057	48,778	49	5	—	2,371	(841)	2,284	22,548	—	26,411
Net income attributable to Newegg Inc. (unaudited)	—	—	—	—		—	—	—	—	—	—	—	16,098	—	16,098
Change in cumulative translation adjustment (unaudited)	—	—	—	—		—	—	—	—	—	—	5	—	1	6

Comprehensive income (unaudited)	—	—	—	—		—	—	—	—	—	—	—	—	—	16,104

Net loss attributable to the noncontrolling interest (unaudited)														(301)	(301)
Issuance of Common Stock (unaudited)	—	—	—	—		—	—	107	—	—	—	—	—	—	—
Stock based compensation (unaudited)	—	—	—	—		—	—	—	—	1,943	—	—	—	—	1,943
Accretion of Series B-1 and B-2 redeemable convertible Preferred Stock (unaudited)	—	683	—	3,483	4,166	—	—	—	—	—	—	—	(4,166)	—	(4,166)
Advances to stockholder, net of accrued interest (unaudited)	—	—	—	—		—	—	—	—	—	(47)	—	—	—	(47)

Balance at June 30, 2009 (unaudited)	1,615	$14,093	3,236	$38,130	$52,223	48,778	$49	112	$—	$4,314	$(888)	$2,289	$34,480	$(300)	$39,944

The accompanying notes are an integral part of these consolidated financial statements.

Newegg Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009
				(Unaudited)
Cash flows from operating activities:
Net income	$12,371	$18,652	$28,830	$13,042	$15,797
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,958	7,956	11,034	5,338	5,477
Bad debt expense	1,289	2,656	640	640	555
Allowance for obsolete and excess inventory	5,531	396	3,894	2,082	1,335
Stock-based compensation	—	—	2,362	596	1,943
Loss on equity method investment	—	—	447	319	—
Loan origination fees write-off	240	—	—	—	—
Deferred income taxes	1,974	(1,280)	(3,949)	(210)	—
Loss on disposal of property and equipment	438	184	131	6	—
Changes in operating assets and liabilities:
Accounts receivable	(5,522)	(7,721)	(11,027)	(380)	4,414
Inventories	(33,935)	(38,586)	(26,381)	14,352	4,899
Prepaid expenses and other current assets	(444)	(849)	(3,567)	137	(2,955)
Accounts payable	52,890	21,899	14,780	(30,433)	(45,848)
Accrued expenses and other liabilities	(8,174)	6,419	11,474	2,018	(7,263)
Deferred revenue	6,312	20,427	(1,441)	(16,534)	(16,162)

Net cash provided by (used in) operating activities	38,928	30,153	27,227	(9,027)	(37,808)

Cash flows from investing activities:
Payments to acquire property and equipment	(7,835)	(9,437)	(8,455)	(5,421)	(2,852)
Withdrawals (deposits) of restricted cash	(1,036)	1,837	(335)	—	—
Purchase of investment	—	(1,026)	—	—	—

Net cash used in investing activities	(8,871)	(8,626)	(8,790)	(5,421)	(2,852)

Cash flows from financing activities:
Proceeds under line of credit	—	5,000	12,000	—	—
Payments under line of credit	(8,113)	(5,000)	(12,000)	—	—
Proceeds from long-term debt	1,405	2,300	—	—	—
Payments of long-term debt	(1,376)	(1,724)	(2,206)	(1,054)	(901)
Principal payments under leases payable	(436)	(737)	(1,123)	(585)	(559)
Issuance of Series B-1 redeemable convertible Preferred Stock	201	—	—	—	—
Repurchase of Series A convertible Preferred Stock	—	(20)	(15,000)	—	—
Proceeds from stock options exercised	6	9	—	—	—
Issuance of loans to stockholder	(71)	(28)	(31)	(9)	(46)
Collection of loans receivable from stockholder	76	54	—	—	—

Net cash used in financing activities	(8,308)	(146)	(18,360)	(1,648)	(1,506)

Foreign currency effect on cash and cash equivalents	185	451	836	862	3

Net increase (decrease) in cash and cash equivalents	21,934	21,832	913	(15,234)	(42,163)

Cash and cash equivalents at beginning of period	39,725	61,659	83,491	83,491	84,404

Cash and cash equivalents at end of period	$61,659	$83,491	$84,404	$68,257	$42,241

Supplemental disclosures of cash flow information:
Cash paid for interest	$997	$1,108	$1,280	$765	$519

Cash paid for taxes	$7,425	$13,683	$23,652	$6,884	$16,795

The accompanying notes are an integral part of these consolidated financial statements.

Newegg Inc.

Notes to Consolidated Financial Statements

Note 1. Organization and Description of Business

Newegg Inc. (“Newegg” or the “Company”) is an online e-commerce company selling information technology (“IT”) and consumer electronic (“CE”) products to consumers via its primary U.S. website, www.newegg.com. The Company’s strategic focus is based on three key areas: (1) providing a differentiated and superior online shopping experience, (2) offering reliable and timely product fulfillment and (3) delivering superior customer service.

The Company was incorporated in the state of California on February 4, 2000. On September 29, 2005, the Company was reorganized and reincorporated in the state of Delaware. Fred Chang is the Company’s principal stockholder, Vice Chairman of its Board of Directors, and President of Newegg China (“Principal Stockholder”).

The Company has three operating and two reportable segments. See Note 17—“Segment and geographical information.” The Chief Executive Officer has been identified as the chief operating decision-maker.

Note 2. Summary of Significant Accounting Policies

Principles of consolidation

The accompanying financial statements as of December 31, 2007 and 2008 and June 30, 2009 and for the three years ended December 31, 2008 and six months ended June 30, 2008 and 2009 represent the consolidated financial statements of the Company in conformity with accounting principles generally accepted in the United States of America. All intercompany accounts and transactions have been eliminated.

The accompanying consolidated financial statements include Shanghai Newegg E-Business Co., Ltd. (China), (“Newegg E-Business”), in which the Company has a variable interest. The Company has entered into an arrangement with Newegg E-Business, to sell products to customers located in China, utilizing the website www.newegg.com.cn. Newegg E-Business is domiciled in China and owned by two Chinese citizens who are relatives of the Principal Stockholder. Newegg E-Business was incorporated in China on November 16, 2001. The Company provides Newegg E-Business with financial, logistical and technical support on an as needed basis. However, the Company has no ongoing or future obligation to support Newegg E-Business.

In accordance with Financial Accounting Standard Board (“FASB”) Interpretation No. 46-R, “Consolidation of Variable Interest Entities” (“FIN 46R”), all variable interest entities with which the Company is involved must be evaluated to determine the primary beneficiary of the risks for financial reporting purposes. Through a series of contractual arrangements, Newegg Inc. effectively controls management of daily business activities of Newegg E-Business and has the right to appoint all executives, senior management and members of the Board of Directors of Newegg E-Business. All equity holders of Newegg E-Business also signed a Power of Attorney, which authorizes individuals appointed by the Company to exercise all of their voting rights as stockholders. The Company provides exclusive technical consulting and other services to Newegg E-Business for a fee calculated on an hourly or monthly basis. Newegg E-Business is currently generating operating losses which are funded by the Company. In addition, stockholders of Newegg E-Business granted the Company the exclusive right and option to directly acquire or transfer to a third party designated by the Company all of their equity interests. Furthermore, the stockholders of Newegg E-Business pledged that they will not sell or transfer their equity interests, or use their equity interests as collateral. The Company does not guarantee Newegg E-Business’s activities, and the stockholders of Newegg E-Business do not have recourse to the assets and general credit of the Company.

In accordance with FIN 46R, the Company determined that Newegg E-Business is a variable interest entity and that the Company is the primary beneficiary. Accordingly, the financial results of Newegg E-Business are included in the consolidated financial statements of the Company as of December 31, 2007 and 2008 and June 30, 2009 and for the three years ended December 31, 2006, 2007 and 2008 and six months ended June 30, 2008 and 2009. Assets and revenues of Newegg E-Business represent approximately 2.2% and 1.6% of the Company’s consolidated assets and revenues, respectively, as of and for the year ended December 31, 2008. For the six months ended June 30, 2009, Newegg E-Business generated a total net loss of approximately $0.3 million. Net losses for the years ended December 31, 2006, 2007 and 2008, were approximately $0.2 million, $0.6 million, and $1.6 million, respectively.

Unaudited interim consolidated financial information

The accompanying consolidated financial statements as of June 30, 2009 and for the six months ended June 30, 2008 and 2009 are unaudited. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments necessary to state fairly the Company’s financial position as of June 30, 2009, results of operations and cash flows for the six months ended June 30, 2008 and 2009, and statement of temporary equity and stockholders’ equity (deficit) as of June 30, 2009, in accordance with accounting principles generally accepted in the United States of America. The results for the six months ended June 30, 2009 are not necessarily indicative of the results to be expected for the year ending December 31, 2009 or for any other interim period or for any other future year.

Unaudited pro forma financial information

Upon the closing of the initial public offering of the Company’s Class A Common Stock, all of the outstanding shares of single vote Series B-1, Series B-1 and Series B-2 redeemable convertible Preferred Stock and Series A convertible Preferred Stock will convert into Class A Common Stock or Class B Common Stock or, upon certain circumstances, Series B-2 redeemable convertible Preferred Stock holders may exercise a redemption right to convert their shares into Class B Common Stock. The June 30, 2009 unaudited pro forma balance sheet data have been prepared assuming the conversion of the single vote Series B-1, Series B-1 and Series B-2 redeemable convertible Preferred Stock and Series A convertible Preferred Stock outstanding into              million shares of Class A Common Stock and                  shares of Class B Common Stock.

Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are used for, but not limited to, revenue recognition; stock-based compensation; payments received from vendors; valuation of vendor receivables; valuation of scrapped, obsolete and slow moving inventory; useful lives of long-lived assets; income taxes; and contingencies. Actual results could differ from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, and money market accounts. Cash equivalents are all highly liquid investments with original maturities of three months or less. Amounts receivable from credit card processors are also considered cash equivalents as they are both short-term and highly liquid in nature and are typically converted to cash within three business days. Amounts due to the Company from credit card processors that are classified as cash and cash equivalents totaled $15.7 million, $11.9 million, and $10.0 million at December 31, 2007 and 2008 and June 30, 2009, respectively.

Restricted cash

Restricted cash includes amounts deposited in commercial bank time deposits and money market accounts to collateralize the Company’s obligations pursuant to a lease obligation. The Company considers restricted cash related to obligations classified as current liabilities to be current assets whereas restricted cash related to obligations classified as long-term liabilities are considered to be non-current assets. At December 31, 2008 and June 30, 2009, the Company had $0.3 million in restricted cash balances. The lease obligation was formerly secured by a now expired line of credit. See Note 7—“Line of credit.” There were no restricted cash balances at December 31, 2007.

Accounts receivable

Accounts receivable consists primarily of vendor receivables, which represent amounts due for marketing development funds, cooperative advertising, price protection and other reimbursement programs offered to the Company by certain vendors. The Company estimates an allowance for doubtful accounts based on historical experience and other factors.

Inventories

Inventories consisting of products available-for-sale are determined using the first-in, first-out (“FIFO”) cost method and are valued at the lower of cost or market. In-bound freight-related costs are included as part of the cost of merchandise held for resale. In addition, certain vendor payments that are not a reimbursement of specific, incremental and identifiable costs to promote a vendor’s products are deducted from the cost of merchandise held for resale. The Company records a reserve for scrapped, refurbished, slow-moving or obsolete inventories based on historical experience and assumptions of future demand for product. These allowances are released when the related inventory is sold or scrapped.

Property and equipment

Property and equipment are stated at cost, less accumulated amortization and depreciation computed using the straight-line method over the estimated useful life of each asset. Leasehold improvements are amortized over the lesser of the remaining lease term without assuming renewal features, if any, or the estimated useful life of the assets. Expenditures for repair and maintenance costs are expensed as incurred, and expenditures for major renewals and improvements are capitalized. When assets are retired or otherwise disposed of, the cost, accumulated depreciation and amortization are removed from the accounts, and any gain or loss is reflected in the Company’s consolidated statements of income. The useful lives for depreciable assets are as follows:

Buildings	20-39 years
Machinery and equipment	3-7 years
Computer and software	3-5 years
Leasehold improvements	Lesser of lease term or 10 years
Capitalized software	3-5 years
Furniture and fixtures	5-7 years

Capitalized software

Under the provisions of American Institute of Certified Public Accountants Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” the Company capitalizes costs associated with software developed for internal use when both the preliminary project stage is completed and management has authorized further funding for the completion of the project. The Company recorded capitalized software additions of $1.1 million for each of the fiscal years ended December 31,

2007 and 2008 and $0.4 million in the six months ended June 30, 2009, consisting principally of costs related to the Company’s systems for logistics, orders and product management.

Leases

The Company accounts for lease agreements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 13, “Accounting for Leases,” which provides guidance for defining lease agreements at their inception as either operating or capital leases depending on certain defined criteria. Certain lease agreements may entitle the Company to receive rent holidays, other incentives or periodic payment increases over the lease term. Accordingly, rent expense under operating leases is recognized on a straight-line basis over the original lease term, inclusive of predetermined minimum rent escalations or modifications and rent holidays.

Impairment of long lived assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company evaluates the recoverability of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of expected undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. The loss is measured as the amount by which the carrying amount of the asset exceeds its fair value calculated using the present value of estimated net future cash flows. There have been no impairment losses recognized by the Company to date.

Investments

Investments are accounted for using the equity method of accounting if the investment provides the Company the ability to exercise significant influence, but not control, over an investee. Significant influence is generally deemed to exist if the company has an ownership interest in the voting stock of the investee between 20% and 50%, although other factors are considered in determining whether the equity method of accounting is appropriate. The Company has one equity method investment that is recorded as a component of “Other assets” in the accompanying consolidated balance sheets.

Fair value of financial instruments

On January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) except as it applies to non-financial assets and non-financial liabilities subject to FASB Staff Position (“FSP”) No. 157-2, which was effective on January 1, 2009. SFAS 157 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value, and expands disclosures about fair value measurements. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, as unobservable inputs in which little or no market data exist, therefore requiring the Company to develop its own assumptions to determine the best estimate of fair value.

The Company’s financial instruments consist of cash equivalents, accounts receivable and payable and long-term debt. The carrying amounts of these instruments, except for long-term debt, approximate fair value because of their short-term maturities. The fair value of long-term debt is estimated based on the discounted amount of the contractual future cash flows using the current rate offered to the Company for debt of the same remaining maturities, in accordance with SFAS 157.

Comprehensive income

Comprehensive income consists of net income and adjustments to stockholders’ equity for foreign currency translation adjustments. Accumulated other comprehensive income consists entirely of foreign currency translation adjustments.

Revenue recognition

The Company recognizes revenue on product sales to customers when persuasive evidence of an arrangement exists, both title and risk of loss are passed to the customer upon delivery of the products, the sales price is fixed or determinable, and collectability is reasonably assured. The Company generally requires payment by credit card upon placement of an order, and to a limited extent, grants credit to business customers on 30-day terms. Sales are reported net of estimated returns and allowances and credit card chargebacks, based on historical experience. Revenue from product sales is recorded net of sales taxes. Amounts billed to customers for shipping and handling costs are included in net sales. Amounts collected, or amounts invoiced and due, related to product sales where receipt of the product by the customer has not yet occurred or revenue cannot be recognized, are reflected on the balance sheet as deferred revenue and are recognized when the applicable revenue recognition criteria have been satisfied.

In the event products are shipped directly by the Company’s supplier to the Company’s customer, the Company determines whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions under the criteria outlined in Emerging Issues Task Force (“EITF”) No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent,” (“EITF 99-19”). Products sold under these arrangements are sold to customers on the Company’s website at a price determined by the Company. Upon shipment, the Company takes title to the product, bears the inventory risk related to the product and credit risk related to collection from the customer. In accordance with EITF 99-19, as the Company is the primary obligor under these arrangements, it accounts for all product sales under these arrangements on a gross basis upon receipt of the product by the customer.

The Company offers extended warranty programs for various products on behalf of an unrelated third party. The Company accounts for the sale of separate extended warranty programs in accordance with EITF 99-19. Generally, the Company reports the net amount earned as revenue at the time of sale, as it is not the primary obligor of the extended warranty program and has no ongoing obligation. Revenue earned from the sale of extended warranties during the years ended December 31, 2006, 2007 and 2008 and the six months ended June 30, 2008 and 2009 was immaterial to the consolidated financial statements.

The Company frequently offers sales incentives including discounts, mail-in rebates, and customer promotional programs. In accordance with EITF No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” for the years ended December 31, 2006, 2007, and 2008, these sales incentives, including related costs, were recorded as reductions in revenue totaling $11.3 million, $19.6 million, and $32.3 million, respectively. For the six months ended June 30, 2008 and 2009, these reductions totaled $12.0 million and $24.0 million, respectively.

The Company has entered into an agreement with a third-party financing company under which the Company offers its customers the opportunity to purchase goods and services on its website using deferred financing promotional programs provided by the third-party financing company. These programs include an option to make no payments for a period of 90 days or an option to pay no interest for a period of six or twelve months. The third-party financing company makes all decisions to extend credit to the customer under a separate agreement with the customer, owns all such receivables from the customer, assumes all risk of collection, and has no recourse to the Company in the event the customer does not pay. The third-party financing company pays the Company for the purchase price on behalf of the customer, less certain transaction fees. Accordingly, sales generated through these programs are not reflected in the Company’s receivables once payment is received from the third-party financing company. A portion of the transaction fee paid by the Company to the third-party financing company is recognized as a reduction of revenue. These transaction fees for the years ended December 31, 2006, 2007 and 2008 and for the six months ended June 30, 2008 and 2009 were immaterial. The Company also provides gift cards to customers through its website that have no stated expiration date. Proceeds from the sale of gift cards are recognized as revenue when the customer uses the gift card to acquire products.

Cost of sales

The Company’s cost of sales represents the purchase price of the products it sells to its customers, offset by vendor payments, including marketing development funds, certain cooperative advertising, and other vendor reimbursement programs. See further discussion of vendor payments under Note 2, “Summary of Significant Accounting Policies—Payments received from vendors.” Cost of sales also includes freight in and freight out and charges related to scrapped, refurbished, slow-moving or obsolete inventory.

Shipping and handling

The Company records revenue for shipping and handling billed to its customers. Shipping and handling revenue totaled approximately $76.8 million, $87.7 million and $98.1 million during the years ended December 31, 2006, 2007 and 2008, respectively. Shipping and handling revenue was approximately $48.2 million and $44.7 million for the six months ended June 30, 2008 and 2009, respectively.

The related shipping and handling costs are included in cost of sales. Shipping and handling costs were approximately $57.4 million, $72.8 million and $84.5 million during the years ended December 31, 2006, 2007 and 2008, respectively. Shipping and handling costs totaled $40.7 million and $45.3 million for the six months ended June 30, 2008 and 2009, respectively.

Payments received from vendors

The Company participates in various vendor payment programs that include, but are not limited to, purchasing-based volume discounts, sales-based volume incentives, marketing development funds including for certain cooperative advertising, and price protection agreements. The amounts the Company estimates receipt of under these various vendor payment programs are accounted for in accordance with EITF No. 02-16, “Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor,” (“EITF 02-16”). Under EITF 02-16, payments from vendors are recognized in the consolidated statements of income as an offset to marketing and promotional expenses to the extent that they represent reimbursement of advertising costs incurred by the Company on behalf of the vendor that are specific, incremental and identifiable. Reimbursements that are in excess of such costs are accounted for as a reduction of cost of sales, or if the related product inventory is still on hand at the reporting date, inventory is appropriately reduced in the consolidated balance sheets.

The Company reduced cost of sales by approximately $34.6 million, $50.4 million and $93.7 million for the years ended December 31, 2006, 2007 and 2008, respectively, for these vendor payment programs, and during the six months ended June 30, 2008 and 2009, the Company reduced cost of sales by approximately $34.0 million and $51.1 million, respectively. Reductions to advertising and promotional expenses related to direct reimbursements for costs incurred in advertising vendors’ products were immaterial for the years ended December 31, 2006, 2007 and 2008 and for the six months ended June 30, 2008 and 2009. Amounts due to the Company pursuant to vendor payment programs were $15.8 million and $28.4 million, net of allowances of $1.7 million and $1.2 million, at December 31, 2007 and 2008, respectively. At June 30, 2009, amounts due to the Company were $20.9 million, net of allowances of $1.4 million. These amounts due to the Company are included in the accompanying consolidated balance sheets in accounts receivable.

Selling, general and administrative expenses

Selling, general and administrative expenses primarily consist of marketing and advertising expenses, credit card processing fees, payroll and related benefits, depreciation and amortization, professional fees, litigation costs, rent expense, information technology expenses, warehouse costs, office expenses, and other general corporate costs.

Advertising

Advertising and promotional expenses are charged to operations when incurred and are included in selling, general and administrative expenses. Advertising and promotional expenses for the years ended December 31, 2006, 2007 and 2008 were approximately $15.8 million, $21.5 million and $21.7 million, respectively. Advertising and promotional expenses for the six months ended June 30, 2008 and 2009 were approximately $10.4 million and $12.8 million, respectively.

Stock-based compensation

Effective January 1, 2006, the Company adopted the provisions of SFAS 123R, Share-Based Payment (“SFAS 123R”). SFAS 123R, which is a revision of SFAS 123, Accounting for Stock-Based Compensation, replaces the Company’s previous accounting for stock-based awards under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”). The Company previously accounted for stock-based compensation using the intrinsic value method as defined in APB 25. The Company adopted SFAS 123R using the modified prospective method. Under this transition method, stock-based compensation expense recorded includes the cost for all stock options granted or modified after January 1, 2006. As all awards were fully vested as of the date of SFAS 123R adoption, there was no cumulative effect of adjustment recorded on January 1, 2006.

SFAS 123R requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors including employee stock options based on estimated fair values. SFAS 123R requires companies to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model. The value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statements of income. The Company attributes the value of stock-based compensation to expense using the straight-line single-option method.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). SFAS 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The effective tax rates for the years ended December 31, 2006, 2007, and 2008 were 39.73%, 40.49%, and 43.29%, respectively.

Effective January 1, 2007, the Company adopted the provisions of FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109, ‘Accounting for Income Taxes’” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition

In accordance with FIN 18, “Accounting for Income Taxes in Interim Periods—an interpretation of APB Opinion No. 28,” at the end of each interim reporting period, an estimate is made of the effective tax rate expected to be applicable for the full year. The estimated full year’s effective tax rate is used to determine the provision for income taxes for each applicable interim reporting period. The tax effect of any tax law changes, final settlement of examinations with tax authorities and certain other events are reflected as discrete items in the interim reporting period in which they occur. The effective tax rates for the six months ended June 30, 2008 and 2009 were 40.71% and 42.61%, respectively. The increase in the provision for income taxes primarily resulted from increases in federal income taxes and certain foreign losses for which no tax benefit is currently being provided.

Concentration of credit risk and significant vendors

The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk from cash and cash equivalents. During the years ended December 31, 2006, 2007 and 2008 and for the six months ended June 30, 2008 and 2009, the Company had no customers that accounted for greater than 10% of net sales.

The Company purchases its products on credit terms from vendors located primarily in the United States. Cumulative annual purchases from any one vendor did not exceed 10% of total purchases from vendors for the years ended December 31, 2006 and 2007 and for the six months ended June 30, 2008 and 2009. For the year ended December 31, 2008, purchases from one vendor accounted for 11.9% of total purchases from vendors. The majority of products that the Company sells are available through multiple channels.

The Company has receivables due from vendors related to its advertising and promotional programs. As of December 31, 2007, one vendor accounted for 11.5% of receivables. As of December 31, 2008 and June 30, 2009, no vendors accounted for greater than 10% of net receivables.

Foreign currency translation

The financial statements of foreign subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52, “Foreign Currency Translation.” The financial statements of foreign subsidiaries and affiliates where the local currency is the functional currency are translated into U.S. dollars using exchange rates in effect at the balance sheet date for assets and liabilities and average exchange rates during the year for revenues and expenses. Any gain or loss on currency translation is included in stockholders’ equity as other comprehensive income.

Net loss attributable to the noncontrolling interest

As of January 1, 2009, the Company adopted the guidance under SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 established standards of accounting and reporting of noncontrolling interests in subsidiaries, formerly known as minority interests, provides guidance on accounting for changes in the parent’s ownership interest in a subsidiary and establishes standards of accounting for the deconsolidation of a subsidiary due to the loss of control. SFAS 160 requires an entity to present most noncontrolling interests as a component of equity. Additionally, SFAS 160 requires an entity to present net income and consolidated comprehensive income attributable to the parent and the noncontrolling interest separately in the consolidated financial statements. SFAS 160 is required to be applied prospectively, except for presentation and disclosure requirements. The presentation and disclosure provisions of SFAS 160 were retroactively applied upon adoption and resulted in no impact to stockholders’ equity within the consolidated balance sheets and consolidated statements of temporary equity and stockholders’ equity (deficit) as of December 31, 2007 and 2008.

Upon adoption of SFAS 160, operating results from Newegg E-Business are reported as a component of stockholders’ equity in the consolidated balance sheets for all periods presented. Net income attributable to Newegg Inc. in the consolidated statements of income now excludes the net loss attributable to Newegg E-Business as compared to the previous standard, where net loss attributable to minority interests was included in the determination of net income attributable to Newegg Inc.

Redeemable convertible Preferred Stock

As discussed more fully in Note 12—“Redeemable Convertible Preferred Stock and Convertible Preferred Stock,” the Company’s single vote Series B-1, Series B-1 and Series B-2 redeemable convertible Preferred Stock is subject to redemption. As the possible redemption of these shares is outside of the control of the Company, the carrying amounts of the single vote Series B-1, Series B-1 and Series B-2 redeemable convertible Preferred Stock have been classified as temporary equity in the accompanying consolidated balance sheets. The single vote Series B-1, Series B-1 and Series B-2 redeemable convertible Preferred Stock were initially recorded at their original issuance amounts, net of direct third-party costs incurred in connection with issuance.

Single vote Series B-1, Series B-1 and Series B-2 redeemable convertible Preferred Stock are redeemable at two times their original issue price. In accordance with EITF Topic No. D-98, “Classification and Measurement of Redeemable Securities,” the Company is accreting the carrying value of the redeemable convertible preferred stock to the respective redemption amount on an effective interest method basis over the period from the original issuance date to the date eligible for redemption.

Recent accounting pronouncements

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140” (“SFAS 166”). SFAS 166 eliminates the concept of a qualifying special-purpose entity, removes the scope exception from applying FIN 46R to qualifying special-purpose entities, changes the requirements for derecognizing financial assets and requires enhanced disclosure. SFAS 166 is effective for the Company beginning in the first quarter of 2010. The Company is currently evaluating the impact that the adoption of SFAS 166 will have on its consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 replaces the quantitative-based risks and rewards approach with a qualitative approach that focuses on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance. It also requires an ongoing reassessment of whether an entity is the primary beneficiary and requires additional disclosures about an enterprise’s involvement in variable interest entities. SFAS 167 is effective for the Company beginning in the first quarter of 2010. The Company is currently evaluating the impact that the adoption of SFAS 167 will have on its consolidated financial statements.

In July 2009, the FASB issued SFAS No. 168, “The FASB Accounting Codification and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS 168”). SFAS 168 supersedes SFAS No. 162 issued in May 2008. SFAS 168 will establish the Financial Accounting Standards Board Accounting Standards Codification (the “codification”) as the source of authoritative accounting principles generally accepted in the United States of America recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases issued by the SEC are also sources of authoritative generally accepted accounting principle for SEC registrants. SFAS 168 is effective for the Company in the third quarter of 2009. The adoption of SFAS 168 will not impact the Company’s consolidated financial statements other than references to authoritative accounting literature in future periods will be made in accordance with the codification.

Note 3. Earnings per share

In accordance with SFAS No. 128, “Computation of Earnings Per Share” and EITF Issue 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“SFAS 128”), basic earnings per share of Common Stock is calculated by dividing net income available to holders of Common Stock by the weighted average number of shares of Common Stock outstanding for the period. Under the two-class method, net income is allocated between shares of Common Stock and participating securities based on their participating rights. Diluted earnings per share of Common Stock assumes the issuance of all dilutive potential common shares outstanding. Dilutive potential Common Stock consist of incremental shares of Class A Common Stock issuable upon the exercise of the stock options and upon conversion of Preferred Stock.

The information required to compute basic and diluted income allocable to common stockholders of Newegg Inc. per share of Class A Common Stock is as follows (in thousands, except per share data):

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009
				(Unaudited)
Reconciliation of net income attributable to Newegg Inc. to undistributed net income allocable to common stockholders for the basic computation:
Net income attributable to Newegg Inc.	$12,614	$18,652	$28,830	$13,042	$16,098
Less: Accretion of Series B-1 and B-2 redeemable convertible Preferred Stock	(5,185)	(6,138)	(7,304)	(3,494)	(4,166)

Net income available to common stockholders of Newegg Inc.	7,429	12,514	21,526	9,548	11,932
Less: Undistributed net income allocable to Series A convertible Preferred Stock and Series B-1 and B-2 redeemable convertible Preferred Stock (1)	(7,429)	(12,513)	(21,524)	(9,547)	(11,922)

Undistributed net income allocable to common stockholders of Newegg Inc.	$—	$1	$2	$1	$10

Basic earnings per share of Class A Common Stock:
Basic weighted average shares outstanding	1	4	5	5	59

Basic earnings per share of Class A Common Stock	$0.09	$0.18	$0.34	$0.12	$0.18

Reconciliation of net income attributable to Newegg Inc. to undistributed net income allocable to common stockholders for the diluted computation:
Net income attributable to Newegg Inc.	$12,614	$18,652	$28,830	$13,042	$16,098
Less: Accretion of Series B-1 and B-2 redeemable convertible Preferred Stock	(5,185)	(6,138)	(7,304)	(3,494)	(4,166)

Net income available to common stockholders of Newegg Inc.	7,429	12,514	21,526	9,548	11,932
Less: Undistributed net income allocable to Series A convertible Preferred Stock and Series B-1 and B-2 redeemable convertible Preferred Stock (1)	(7,429)	(12,512)	(21,524)	(9,547)	(11,922)

Undistributed net income allocable to common stockholders of Newegg Inc.	$—	$2	$2	$1	$10

Diluted earnings per share of Class A Common Stock:
Basic weighted average shares outstanding	1	4	5	5	59
Dilutive effect of stock options	4	7	—	—	—

Diluted weighted average shares outstanding	5	11	5	5	59

Diluted earnings per share of Class A Common Stock	$0.09	$0.18	$0.34	$0.12	$0.18

(1)	Net income allocable to common stockholders of Newegg Inc. is reduced for the participation rights and non-cumulative dividend preference of Series A convertible Preferred Stock and Series B-1 and B-2 redeemable convertible Preferred Stock.

The following table summarizes the potential outstanding shares of common stock for each period excluded from the computation of diluted earnings per share as their effect was anti-dilutive (in thousands).

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009
				(Unaudited)
Options	—	—	3,885	2,984	5,885
Series A convertible Preferred Stock	52,038	52,038	50,408	52,038	48,778
Series B-1 redeemable convertible Preferred Stock	1,602	1,616	1,712	1,631	1,712
Series B-2 redeemable convertible Preferred Stock	3,236	3,236	3,430	3,269	3,430

Total anti-dilutive potential shares of Common Stock	56,876	56,890	59,435	59,922	59,805

Unaudited pro forma earnings per share

Pro forma earnings per share data are presented for outstanding shares of Class A and Class B Common Stock, however such amounts are combined as Class A and Class B Common Stock participate equally in dividends declared on common stock. Pro forma basic earnings per share has been calculated assuming the conversion of all outstanding shares of the Series A convertible Preferred Stock and Series B-1 and B-2 redeemable convertible Preferred Stock into              shares of Class A and Class B Common Stock immediately prior to the closing of the Company’s initial public offering as if the offering had occurred on January 1, 2008. See Note 12—“Redeemable convertible preferred stock and convertible preferred stock.” Pro forma diluted earnings per share further includes the incremental shares of Class A Common Stock issuable upon the exercise of stock options, computed using the treasury stock method.

The following table sets forth the computation of unaudited pro forma basic and diluted earnings per share for the periods indicated (in thousands, except per share data):

	Year Ended December 31, 2008		Six Months Ended June 30, 2009
Numerator:
Net income attributable to Newegg Inc.		$28,830		$16,098
Denominator:
Weighted average number of shares of Common Stock outstanding
Add: Pro forma adjustments to reflect assumed weighted average effect of conversion of Series A convertible Preferred Stock and Series B-1 and B-2 redeemable convertible Preferred Stock

Denominator for pro forma basic earnings per share

Add: Weighted average effect of exercise of stock options

Denominator for pro forma diluted earnings per share

Pro forma earnings per share, basic	$		$

Pro forma earnings per share, diluted	$		$

Note 4. Related party transactions

Loans receivable from stockholder

The Company has made certain loans to its Principal Stockholder. These loans bear annual interest at rates ranging from 3.00% to 6.20%. During the years ended December 31, 2006, 2007 and 2008 and six months ended June 30, 2009, approximately $34,000, $28,000, $31,000 and $14,000, respectively, of interest income was earned by the Company in connection with these loans.

For the year ended December 31, 2007, approximately $54,000 of loans was repaid to the Company by the Principal Stockholder. During the year ended December 31, 2008 and during the six months ended June 30, 2009, no payments were made to the Company for stockholder loans. As of December 31, 2007 and 2008 and as of June 30, 2009, approximately $0.9 million in principal and accrued interest remained outstanding. Loans receivable from stockholder have been recorded as a component of stockholders’ equity in the accompanying consolidated balance sheets.

Stockholder guarantees

The Company’s Principal Stockholder has personally guaranteed three loans payable to commercial banks which are collateralized by warehouse facility land, building or equipment. The amounts outstanding on these loans were $8.4 million, $7.6 million and $7.5 million at December 31, 2007 and 2008 and June 30, 2009, respectively. See Note 8—“Long term debt.”

Note 5. Property and equipment, net

Property and equipment, net consist of the following (in thousands):

	December 31,		June 30, 2009
	2007	2008
			(Unaudited)
Land	$6,088	$6,124	$6,124
Buildings	15,908	16,409	16,412
Machinery and equipment	17,618	17,851	17,956
Computer and software	16,445	21,301	22,826
Leasehold improvements	5,977	6,465	6,581
Capitalized software	3,112	4,238	4,592
Furniture and fixtures	1,459	1,971	2,051
Construction in Progress	944	820	1,430

	67,551	75,179	77,972
Accumulated depreciation and amortization	(18,778)	(29,116)	(34,535)

Property and equipment, net	$48,773	$46,063	$43,437

Depreciation and amortization expense associated with property and equipment including assets under capital lease was approximately $6.0 million, $8.0 million and $11.0 million during the years ended December 31, 2006, 2007 and 2008, respectively (including amortization expense of approximately $0.4 million, $0.7 million and $1.3 million, respectively, on assets acquired under capital leases), and $5.3 million and $5.5 million during the six months ended June 30, 2008 and 2009, respectively.

China headquarters development

In June 2008, the Company entered into a land use rights grant contract with the Jiading District Bureau of Housing and Land Administration, under which the Company was granted the land use rights for a 492,000 square foot parcel of land for 50 years, located in a new industrial park in the district of Jiading, a suburb of Shanghai, China. The Company intends to develop the parcel over the course of several development phases into its China headquarters. Phase I, which includes an office building and ancillary structures, and phase II, which includes a regional OPC, are expected to be complete by the end of the first quarter of 2010, with a total estimated construction cost of $10 million. Expenditures related to the China headquarters development are included in construction in progress.

Note 6. Accrued expenses

Accrued expenses and other consisted of the following (in thousands):

	December 31,		June 30, 2009
	2007	2008
			(Unaudited)
Accrued payroll and payroll taxes	$7,222	$13,203	$9,032
Accrued advertising expense	2,284	2,612	3,337
Sales tax payable	1,966	2,850	1,209
Accrued legal expense	790	3,820	4,227
Accrued freight expense	5,517	5,996	3,245
Other	537	1,132	1,172

Total accrued expenses	$18,316	$29,613	$22,222

Note 7. Line of credit

In September 2005, the Company entered into a $25.0 million line of credit with a financial institution with an original expiration date of September 23, 2008. This line of credit was fully repaid and terminated in December 2006. As a result, the Company wrote-off the remaining balance of loan origination fees of $240,000 and incurred an early termination fee of $125,000, both of which were recorded as interest expense in 2006.

In December 2006, the Company entered into a syndicated credit agreement (“Credit Agreement”) with a financial institution that provides for a revolving credit facility of up to $70.0 million with a maturity date of December 27, 2008. The revolving credit facility includes a letter of credit sub-limit of $25.0 million, which may be used to issue standby letters of credit. Advances or letters of credit drawn from this line of credit bear interest at either the prime rate minus 1.25%, or LIBOR plus 1.85%, at the Company’s option. Interest on the line of credit is payable monthly. The line of credit is collateralized by the Company’s eligible inventory and receivables as defined in the loan agreement. To maintain availability of funds under the Credit Agreement, the Company pays an annual commitment fee of 0.135% of the total facility. The amount contractually available for borrowing is based upon a formula using the Company’s eligible inventory and accounts receivable, less any outstanding letters of credit. Prior to the December 27, 2008 maturity date, the Company secured an extension to March 31, 2009 and at the same time reduced the available borrowing capacity to $50.0 million. During the six months ended June 30, 2009, the Company extended the maturity date to August 31, 2009 and adjusted the annual commitment fee to 0.25% of the total facility. The line of credit has expired.

As of December 31, 2007 and 2008 and June 30, 2009, there were no outstanding balances under the line of credit. As of December 31, 2007 and 2008 and June 30, 2009, the Company had $2.3 million, $5.0 million, and no standby letters of credit outstanding, respectively. The amount available for borrowing as of December 31, 2007 and 2008 and June 30, 2009, was $67.7 million, $45.0 million, and $50.0 million, respectively.

During the third quarter of 2008, the Company violated the minimum monthly net worth covenant related to the line of credit, for which waivers were obtained. The violation occurred in conjunction with a $15.0 million repurchase of its Series A redeemable convertible Preferred Stock. See Note 12 —“Redeemable convertible preferred stock and convertible preferred stock.” As of December 31, 2007 and 2008 and June 30, 2009, the Company was in compliance with all of its covenants.

Note 8. Long-term debt

The Company has entered into various loans with commercial banks and other financial institutions. Long-term debt consisted of the following (in thousands):

	December 31,		June 30, 2009
	2007	2008
			(Unaudited)
Loan payable to commercial bank bearing interest at 6.3% per annum collateralized by the warehouse facility land and building; payable in monthly installments of approximately $57 with a final payment of $7.4 million due October 2010; personally guaranteed by the Company’s Principal Stockholder	$7,790	$7,605	$7,505
Loan payable to financial institution, bearing interest at 6.08% per annum; collateralized by a conveyor system in one of the Company’s warehouse facilities, payable in monthly installments of $45; due December 2012	2,300	1,894	1,682
Loan payable to a commercial bank, bearing interest at 6.048% per annum; collateralized by a second position security interest in a floor of an office building owned by the Company in Shanghai, China; and a commercial bank deposit of $80, payable in monthly installments of approximately $22; due October 2014	1,304	1,198	1,099
Loan payable to a commercial bank, bearing interest at 3.725% per annum; collateralized by a second position security interest in a floor of an office building owned by the Company in Taiwan; due April 2016	1,311	1,143	1,067
Loan payable to a commercial bank, bearing interest at 5.76% per annum; collateralized by a first position security interest in a floor of an office building owned by the Company in Shanghai, China; payable in monthly installments of approximately $17; due July 2011	768	612	500
Loan payable to a financial institution, bearing interest at 2.54% per annum to finance software and license; payable in monthly installments of approximately $31; due August 2009	604	244	61
Loan payable to financial institution, bearing interest at 0.9% per annum; collateralized by a vehicle for personnel transport between warehouse facilities; payable in monthly installments of $0.7; due September 2012	—	30	26
Loan payable to a financial institution, bearing interest at 7.45% per annum to finance software and license; payable in monthly installments of approximately $20; due July 2009	350	134	19
Loan payable to commercial bank, bearing interest at the prime interest rate plus 1%; collateralized by a conveyor system in one of the Company’s warehouse facilities; payable in monthly installments of $66; due October 2008; personally guaranteed by the Company’s Principal Stockholder	549	—	—
Loan payable to financial institution, bearing interest at 7.39% per annum; collateralized by various warehouse equipment and a warehouse conveyor system; payable in monthly installments of $16; due June 2008; personally guaranteed by the Company’s Principal Stockholder	90	—	—

	15,066	12,860	11,959
Less current portion	(2,342)	(1,592)	(1,323)

Long-term debt, net of current portion	$12,724	$11,268	$10,636

Aggregate maturities of long-term debt as of December 31, 2008 and June 30, 2009 are as follows (in thousands):

	December 31, 2008	June 30, 2009
2009	$1,592	$691
2010	8,463	8,463
2011	994	994
2012	876	876
2013	353	353
Thereafter	582	582

	$12,860	$11,959
Less: current portion	(1,592)	(1,323)

	$11,268	$10,636

The fair value of the Company’s debt is estimated based on the discounted amount of the contractual future cash flows using the non-binding rate currently offered to the Company for debt of the same remaining maturities. At December 31, 2007 and 2008, the fair value of the Company’s total long-term debt was $13.5 million and $12.4 million, respectively, as compared to the carrying value of $15.1 million and $12.9 million, respectively. At June 30, 2009, the fair value of the Company’s total long-term debt was $11.3 million, as compared to the carrying value of $12.0 million. These amounts were determined primarily based on Level 3 inputs as defined in SFAS 157, “Fair Value Measurements.” See Note 2 “—Summary of significant accounting policies,” for further discussion of accounting policies concerning fair value of financial instruments. There are no financial covenants associated with the Company’s long-term debt.

Note 9. Lease obligations

Operating leases

The Company leases certain office and warehouse facilities, and warehouse equipment under various non-cancelable operating leases that require minimum aggregate monthly payments ranging from approximately $168,000 to $368,000 which expire at various dates through October 2011. The Company is also committed under the terms of certain of these operating lease agreements to pay property taxes, insurance, utilities and maintenance costs.

In June 2008, the Company entered into a land use rights grant contract with Jiading District Bureau of Housing and Land Administration, under which the Company was granted the land use rights for a 492,000 square foot parcel of land for 50 years, located in a new industrial park in the district of Jiading, a suburb of Shanghai, China. The Company paid approximately $3.2 million to the Jiading government for such land use rights, which is recorded in “other assets” in the accompanying consolidated balance sheets and is being amortized over the 50-year term.

During the years ended December 31, 2006, 2007 and 2008, rent expense (inclusive of the land premium for the Jiading facility) was $5.1 million, $7.7 million and $8.4 million, respectively. Total rent expense (inclusive of the land premium for the Jiading facility) for the six months ended June 30, 2009 was $4.0 million. The Company had certain sublease arrangements for some of the leased office and warehouse facilities. Sublease rental income for the years ended December 31, 2006, 2007 and 2008 and for the six months ended June 30, 2008 and 2009 was immaterial.

The following table summarizes the appropriate future minimum rental payments under non-cancelable operating lease arrangements in effect at December 31, 2008 (in thousands):

Years Ending December 31,
2009	$3,834
2010	2,958
2011	1,677
2012 and thereafter	—

Total minimum payments	$8,469

Capital leases

The Company leases certain equipment under capital lease agreements that require minimum monthly payments ranging from approximately $94,000 to $115,000, which expire at various dates through September 2012.

The assets are included in the equipment classification of property and equipment and totaled $5.2 million, $3.9 million and $3.3 million, as of December 31, 2007 and 2008 and June 30, 2009, respectively. Accumulated amortization on equipment under capital leases totaled $1.3 million, $2.6 million and $3.1 million as of December 31, 2007 and 2008 and June 30, 2009, respectively.

Future minimum lease payments under capital leases at December 31, 2008 are as follows (in thousands):

Years Ending December 31,
2009	$1,378
2010	1,148
2011	1,124
2012	749
2013	—

Total minimum payments	$4,399
Less: Amount representing interest	(500)

Present value of minimum lease payments	$3,899

Note 10. Income taxes

The components of the Company’s income tax provision are as follows (in thousands):

	2006	2007	2008
Current provision:
Federal	$4,750	$11,094	$20,567
State and local	1,363	2,714	5,158
Foreign	68	164	229

Subtotal	6,181	13,972	25,954

Deferred provision (benefit):
Federal	1,583	(1,177)	(3,399)
State and local	391	107	(482)
Foreign	—	(210)	(68)

Subtotal	1,974	(1,280)	(3,949)

Provision for income taxes	$8,155	$12,692	$22,005

Income before provision for income taxes, loss on equity method investment and net loss attributable to the noncontrolling interest consists of the following (in thousands):

Years Ended	2006	2007	2008
United States	$20,491	$31,308	$53,302
International	35	36	(2,020)

Total	$20,526	$31,344	$51,282

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred income tax assets and liabilities consisted of the following at December 31 (in thousands):

	2007	2008
Current deferred tax assets:
Inventories	$1,470	$1,145
Accounts receivable	(3,034)	(721)
Reserves and other accruals	1,940	4,771
Net operating losses	31	—

Total current deferred tax assets	407	5,195
Non-current deferred tax assets:
Interest payable	16	39
Net operating losses	417	1,055

	433	1,094
Valuation allowance	(207)	(777)

Total non-current deferred tax assets, net	226	317
Non-current deferred tax liabilities:
Property and equipment	(1,328)	(2,257)

Total non-current deferred tax liabilities	(1,328)	(2,257)

Total deferred tax assets (liabilities)	$(695)	$3,255

The Company regularly evaluates its deferred tax assets for recoverability and establishes a valuation allowance when it is more likely than not that all or a portion of the deferred tax assets will not be realized. Based on the available objective evidence, the Company believes that it is more likely than not that a portion of the deferred tax assets will not be fully realized and has established a valuation allowance against a portion of its deferred tax assets. The net increase in the total valuation allowance for the year ended December 31, 2008 was approximately $0.6 million.

At December 31, 2008, the Company had $0.6 million of federal and $1.9 million of state net operating loss (“NOL”) carryforwards available to reduce future taxable income. The federal NOL carryforwards begin to expire in 2023 and the state NOL carryforwards begin to expire in 2010. The Company also has $3.4 million of net operating loss carryforwards in China which will begin to expire in 2012.

The Company has not provided for deferred income taxes on a cumulative total of $3.4 million of undistributed earnings of its foreign subsidiaries, as these amounts are considered permanently reinvested outside the United States. It is not practicable to determine the estimated income tax liability that might apply if these earnings were to be repatriated.

A reconciliation of the U.S. federal statutory tax rate to the Company’s effective tax rate is as follows for the years ended December 31:

	2006	2007	2008
Federal taxes at statutory rate	35.00%	35.00%	35.00%
State taxes, net of federal benefit	5.62	5.48	5.25
Nondeductible items	0.15	0.27	0.41
Foreign income not taxed at federal rate	0.27	(0.19)	0.90
Change in valuation allowance	0.36	(0.75)	1.12
Other	(1.67)	0.68	0.61

Effective tax rate	39.73%	40.49%	43.29%

In July 2006, the FASB issued FIN 48, which prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). The Company adopted the provisions of FIN 48 on January 1, 2007, resulting in an increase in the liability for unrecognized tax benefits of approximately $0.3 million, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings, all of which, if recognized, would affect the effective tax rate. All unrecognized tax benefits (and accrued interest thereon as described below) have been classified as long-term taxes payable on the statement of financial position as it is not expected that such unrecognized tax benefits will be recognized within 12 months. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2007	2008
Beginning Balance	$270	$270
Additions based on tax positions related to the current year	—	46
Additions for tax positions of prior years	—	81
Reductions for tax positions of prior years	—	—
Settlements	—	—
Lapse of statute of limitations	—	—

Ending Balance	$270	$397

It is reasonably possible that approximately $0.2 million of unrecognized tax benefits may reverse within the next twelve months as the applicable statutes of limitations lapse.

The Company files a consolidated federal income tax return in the United States, as well as combined and separate U.S. state income tax returns. Certain subsidiaries of the Company are subject to income tax in China and Taiwan. The Company is still subject to examination for federal income tax returns for the years 2006 through 2008, for certain U.S. state income tax returns for the years 2004 through 2008 and for China and Taiwan income tax returns for the years 2002 through 2008. The Company is currently under examination by the California Franchise Tax Board for certain amended tax returns filed for the year ended December 31, 2004.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in other (income) expense, net. Upon adoption of FIN 48, the Company accrued interest related to unrecognized tax benefits of approximately $14,000, which was accounted for in the reduction to January 1, 2007 retained earnings. As of December 31, 2007 and 2008 and June 30, 2009, the Company had interest accruals related to unrecognized tax benefits of approximately $39,000, $97,000, and $120,000, respectively, of which $25,000, $58,000, and $23,000 were included in the consolidated statements of income for the years ended December 31, 2007 and 2008 and for the six months ended June 30, 2009, respectively. As of December 31, 2007 and 2008 and June 30, 2009, the Company had penalty accruals related to unrecognized tax benefits of approximately $0, $52,000 and $74,000, respectively, of which $0, $52,000, and $22,000 were included in the consolidated statements of income for the years ended December 31, 2007 and 2008 and for the six months ended June 30, 2009, respectively.

Note 11. Common stock

The Company’s Common Stock consists of Class A and Class B Common Stock (collectively, “Common Stock”). The holders of outstanding shares of Common Stock vote as one class on all matters submitted to a vote of the stockholders of the Company. Each holder of shares of Class A Common Stock is entitled to one vote per share, whereas each holder of shares of Class B Common Stock is entitled to 10 votes per share. No shares of Class B Common Stock are issuable until the Company completes an underwritten public offering of its Class A Common Stock pursuant to an effective registration statement under the Securities Act of 1933, as amended, in which the Class A Common Stock is designated for trading on the New York Stock Exchange or the NASDAQ Global Market (an “IPO”).

The holders of Common Stock are entitled to share equally, on a per-share basis, in any dividends or other distributions declared by the Board of Directors with respect to the Common Stock. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder. Each share of Class B Common Stock will automatically convert into one share of Class A Common Stock upon the written consent of a majority of the Class B stockholders, subject to the consent of the Company’s Principal Stockholder.

Note 12. Redeemable convertible preferred stock and convertible preferred stock

Redeemable convertible Preferred Stock consists of single vote Series B-1, Series B-1 and Series B-2 (collectively, “Series B”) redeemable convertible Preferred Stock. Convertible Preferred Stock consists of Series A convertible Preferred Stock. Charges to stockholders’ equity for preferred stock accretion net of issuance costs were $5.2 million, $6.1 million, and $7.3 million during the years ended December 31, 2006, 2007 and 2008, respectively, and totaled $3.5 million and $4.2 million for the six months ended June 30, 2008 and 2009, respectively.

The holders have various rights and preferences as follows:

Dividends

The Series B redeemable convertible Preferred Stock is entitled to noncumulative dividends in an amount at least equal to $0.49 per share before any dividends may be paid on the Common Stock or Series A convertible Preferred Stock. The Series A convertible Preferred Stock is entitled to noncumulative dividends of at least $0.0016 per share (subject to the prior dividend rights of the Series B redeemable convertible Preferred Stock) before any dividends may be paid on Common Stock. In addition to the dividend preferences discussed above, both the holders of the Series B redeemable convertible Preferred Stock and holders of the Series A convertible Preferred Stock are entitled to share in any dividends paid to holders of the Common Stock on an equal basis as if the Series B redeemable convertible Preferred Stock and the Series A convertible Preferred Stock had been converted to Common Stock. Such dividends are payable when and as declared by the Company’s Board of Directors. No Series B redeemable convertible Preferred Stock or Series A convertible Preferred Stock dividends have been declared by the Company’s Board of Directors during the years ended December 31, 2006, 2007 and 2008 and during the six months ended June 30, 2008 and 2009.

Voting

The holders of the Series A convertible Preferred Stock and Series B redeemable convertible Preferred Stock are entitled to vote on all matters presented to the stockholders of the Company for their action or consideration. Voting rights are summarized as follows:

Description	Votes Per “As Converted” Share of Class A Common Stock
Single vote Series B-1 redeemable convertible Preferred Stock	1 vote

Series B-1 redeemable convertible Preferred Stock	10 votes prior to September 23, 2010 1 vote after September 23, 2010

Series B-2 redeemable convertible Preferred Stock	10 votes prior to the Series B-2 Conversion Date (1) 1 vote after the Series B-2 Conversion Date (1)

Series A convertible Preferred Stock	10 votes

(1)	The Series B-2 Conversion Date is September 23, 2010 unless an IPO occurs on or before such date, in which case the Series B-2 Conversion Date will be September 23, 2012 (“Series B-2 Conversion Date”).

The holders of record of a majority in voting power of the shares of Series B redeemable convertible Preferred Stock are entitled to elect, exclusively and as a separate class, one director of the Company, as long as at least 20% of the Series B redeemable convertible Preferred Stock initially issued remain outstanding. So long as the Series B redeemable convertible Preferred Stockholders have such right, the holders of record of a majority of the shares of Series A convertible Preferred Stock and Common Stock, voting together exclusively and as a separate class, are entitled to elect four directors of the Company. The holders of record of a majority of the shares of Series A convertible Preferred Stock, Series B redeemable convertible Preferred Stock and Common Stock, voting together as a single class, are entitled to elect two directors. The holders of record of the shares of any class and any series representing a majority of the voting power of all such shares, voting together as a single class, are entitled to elect the balance of the total number of directors.

At any time when at least 20% of the initially issued shares of Series B redeemable convertible Preferred Stock remain outstanding, the Company is precluded from taking certain actions without obtaining the written consent or affirmative vote of the holders of at least 70% of the voting power of the then-outstanding shares of Series B redeemable convertible Preferred Stock, including a liquidation of the Company, certain changes to the Company’s charter and bylaws, certain reclassifications of shares, or a merger.

In addition, at any time when at least 20% of the initially issued shares of Series B-2 redeemable convertible Preferred Stock remain outstanding, the Company may not issue additional shares of Series B redeemable convertible Preferred Stock without the consent of the holders of at least a majority of the voting power of the then-outstanding shares of Series B-2 redeemable convertible Preferred Stock.

Furthermore, (i) the consent of the holders of at least a majority of the voting power of the then-outstanding shares of Series B-1 redeemable convertible Preferred Stock is necessary to approve any amendment of the charter documents of the Company that adversely affects the rights, preferences and privileges of the Series B-1 redeemable convertible Preferred Stock in a manner different from the Series B-2 redeemable convertible Preferred Stock, and (ii) the consent of the holders of at least a majority of the voting power of the then-outstanding shares of Series B-2 redeemable convertible Preferred Stock is necessary to approve any amendment of the charter documents of the Company that adversely affects the rights, preferences and privileges of the

Series B-2 redeemable convertible Preferred Stock in a manner different from the Series B-1 redeemable convertible Preferred Stock.

Optional conversion

Each share of Series A convertible Preferred Stock and single vote Series B-1 and Series B-1 redeemable convertible Preferred Stock is convertible at the option of the holder at any time into Class A Common Stock. The conversion ratio is subject to adjustment for certain dilutive events, including certain types of stock dividends, stock splits, stock issuances, stock option grants, or a combination of these. As of December 31, 2007 and 2008 and June 30, 2009, approximately 52.0 million, 48.8 million, and 48.8 million shares of Class A Common Stock would be issued based upon conversion ratios of 1:1, 1:1, and 1:1, respectively, upon optional conversion of all outstanding shares of Series A convertible Preferred Stock. As of December 31, 2007 and 2008 and June 30, 2009, approximately 1.6 million, 1.7 million, and 1.7 million shares of Class A Common Stock would be issued based upon conversion ratios of 1:1, 1:1.06, and 1:1.06, respectively, upon optional conversion of all outstanding shares of single vote Series B-1 and Series B-1 redeemable convertible Preferred Stock.

Each share of Series B-2 redeemable convertible Preferred Stock is convertible into either Series A convertible Preferred Stock, Class B Common Stock or Class A Common Stock, depending upon when the holder elects conversion. The conversion ratio is subject to adjustment for certain dilutive events, including certain types of stock dividends, stock splits, stock issuances, stock option grants, or a combination of these. As of December 31, 2007 and 2008 and June 30, 2009, approximately 3.2 million, 3.4 million, and 3.4 million shares of Series A convertible Preferred Stock would be issued based upon conversion ratios of 1:1, 1:1.04, and 1:1.04, respectively, upon optional conversion of all outstanding shares of Series B-2 redeemable convertible Preferred Stock. The conversion ratio as adjusted for certain dilutive events as of December 31, 2008 and June 30, 2009 would have been 1:1.06. However, the holders of the Series B-2 redeemable convertible Preferred Stock waived their right to receive the full adjustment to the conversion ratios for these certain dilutive events, resulting in an effective conversion ratio of 1:1.04.

Mandatory conversion

Each share of single vote Series B-1 and Series B-1 redeemable convertible Preferred Stock will automatically convert at its then effective conversion rate into shares of Class A Common Stock upon (i) a qualifying public offering (“QPO”), which is the closing of an IPO at a price of at least $9.27 per share (or such lower price as agreed to by the holders of a majority of the Series B-2 Preferred Stock) and at least $50 million in gross proceeds, or (ii) upon a vote by the holders of a majority of Series B-1 Preferred Stock to convert. The conversion ratio is subject to adjustment for certain dilutive events, including certain types of stock dividends, stock splits, stock issuances, stock option grants, or a combination of these. As of June 30, 2009, each share of single vote Series B-1 and Series B-1 redeemable convertible Preferred Stock would be converted into 1.06 shares of Class A Common Stock.

Each share of Series B-2 redeemable convertible Preferred Stock will automatically convert at its then effective conversion rate into shares of Class B Common Stock upon the closing of a QPO before September 23, 2010 (provided the IPO closing price per share is greater than $12.36). Upon the closing of a QPO that occurs on or after September 23, 2010, each share of Series B-2 redeemable convertible Preferred Stock will automatically convert at its then effective conversion rate into shares of Class A Common Stock. In addition, upon the approval by the holders of a majority of Series B-2 Preferred Stock to convert prior to an IPO closing before September 23, 2012, each share of Series B-2 redeemable convertible Preferred Stock will automatically convert at its then effective conversion rate into shares of Series A convertible Preferred Stock. Upon the approval by the holders of a majority of Series B-2 Preferred Stock to convert after an IPO that is not a QPO prior to September 23, 2012, each share of the Series B-2 redeemable convertible Preferred Stock will automatically convert at its then effective conversion rate into shares of Class B Common Stock. Finally, upon the approval by the holders of a majority of Series B-2 Preferred Stock to convert on or after September 23, 2012, each share of

Series B-2 redeemable convertible Preferred Stock will automatically convert at its then effective conversion rate into shares of Class A Common Stock. The conversion ratio is subject to adjustment for certain dilutive events, including certain types of stock dividends, stock splits, stock issuances, stock option grants, or a combination of these. As of June 30, 2009, each share of Series B-2 redeemable convertible Preferred Stock would be converted into 1.04 shares of Class B Common Stock or 1.04 shares of Series A convertible Preferred Stock. The conversion ratio as adjusted for certain dilutive events as of June 30, 2009 would have been 1:1.06. However, the holders of the Series B-2 redeemable convertible Preferred Stock waived their right to receive the full adjustment to the conversion ratio for these certain dilutive events, resulting in an effective conversion ratio of 1:1.04.

Each share of the Series A convertible Preferred Stock will automatically convert at its then effective conversion rate into shares of Class B Common Stock upon the closing of an IPO, or into shares of Class A Common Stock upon a vote by holders of a majority of Series A convertible Preferred Stock to convert. The conversion ratio is subject to adjustment for certain dilutive events, including certain types of stock dividends, stock splits or a combination of these. As of June 30, 2009, each share of Series A convertible Preferred Stock would be converted into one share of Class B Common Stock or one share of Class A Common Stock.

Each share of the single vote Series B-1 redeemable convertible Preferred Stock will automatically convert into one share of Series B-1 redeemable convertible Preferred Stock at September 23, 2010.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series B redeemable convertible Preferred Stock shall be entitled to receive, prior to any distributions to the Series A convertible Preferred Stock or Common Stock holders, the greater of an amount defined as the “Series B Liquidation Amount” or the amount the holders would have received upon the conversion of the Series B redeemable convertible Preferred Stock into Common Stock. The Series B Liquidation Amount is defined as the original issue price for the Series B redeemable convertible Preferred Stock ($6.18 per share) plus any declared but unpaid dividends thereon. However, in the event of a “deemed liquidation event”—which are generally events in which the Company sells or disposes of all or substantially all of its assets or enters into a merger through which the stockholders of the Company do not retain voting control of the merged entity—the holders of the Series B-2 redeemable convertible Preferred Stock would be entitled to an amount equal to either (i) the greater of four times the original issue price of the Series B-2 redeemable convertible Preferred Stock ($6.18 per share) or (ii) the amount the Series B-2 redeemable convertible Preferred Stock holders would receive if they converted such shares to Common Stock immediately prior to the deemed liquidation event.

After the full payment of such amounts to the holders of Series B redeemable convertible Preferred Stock, the holders of the Series B-1 redeemable convertible Preferred Stock would be entitled to an additional preferential amount up to three times the original issue price of the Series B-1 redeemable convertible Preferred Stock ($6.18 per share) if the triggering liquidating event was a “deemed liquidation event.” Under no circumstances would the holders of Series B-1 redeemable convertible Preferred Stock be entitled to receive an amount per share greater than (i) four times the original issue price of each share of Series B redeemable convertible Preferred Stock ($6.18 per share) or (ii) the amount the holder of each share of Series B redeemable convertible Preferred Stock would receive if the share was converted to Common Stock immediately prior to the deemed liquidation event.

In the event of any voluntary liquidation or dissolution of the Company, after the prior satisfaction of the liquidation preferences of the Series B redeemable convertible Preferred Stock, the holders of the Series A convertible Preferred Stock are entitled to receive, before any distributions are made to the holders of the Common Stock, an amount equal to the original issuance price of each share of Series A convertible Preferred Stock ($0.02 per share) plus any declared but unpaid dividends thereon. After the payment of all preferential amounts required to be paid, the remaining assets available will be distributed pro rata among the holders of Series A convertible Preferred Stock and Common Stock as if all the shares had been converted to Common Stock immediately prior to the liquidation event.

Mandatory redemption

The Series B-1 and Series B-2 redeemable convertible Preferred Stock is redeemable at any time on or after September 29, 2009 upon the receipt by the Company of written notice requesting redemption from the holders representing at least 70% of the voting power of the then-outstanding shares of (i) the Series B-1 and Series B-2 redeemable convertible Preferred Stock or (ii) the Series B-2 redeemable convertible Preferred Stock. Individual holders of the Series B-1 and Series B-2 redeemable convertible Preferred Stock may elect to be excluded from the mandatory redemption transaction. The initial redemption price for the Series B-1 redeemable convertible Preferred Stock is equal to one times the original issue price per share ($6.18 per share) of Series B-1 redeemable convertible Preferred Stock plus any declared but unpaid dividends thereon. The initial, and only, redemption price for the Series B-2 redeemable convertible Preferred Stock is equal to two times the original issue price per share ($6.18 per share) of Series B-2 redeemable convertible Preferred Stock plus any declared but unpaid dividends thereon. The mandatory redemption amounts are payable in three equal annual installments, distributed on a pro-rata basis to the holders of then-outstanding Series B-1 and Series B-2 redeemable convertible Preferred Stock. Following the payment of all initial redemption amounts, the holders of then-outstanding Series B-1 redeemable convertible Preferred Stock that have been redeemed are then entitled to receive a secondary, additional redemption amount equal to one times the original issue price per share ($6.18 per share) of Series B-1 redeemable convertible Preferred Stock.

The Series B-2 redeemable convertible Preferred Stock will automatically be redeemed upon the closing of an IPO that is a QPO in which the price is equal to or less than $12.36 per share, or if the IPO is not a QPO, each share is redeemable upon the request of any Series B-2 redeemable convertible Preferred Stockholder. Each share of Series B-2 redeemable convertible Preferred Stock will be redeemed by payment in the form of one of two options at the election of the holder. The first option is a combination of (i) cash for each share being redeemed, equal to the original issue price per share ($6.18) plus any declared but unpaid dividends, and (ii) a number of shares of Common Stock. The number of shares of Common Stock is equal to the number of shares being redeemed multiplied by a fraction, the numerator being the original issue price per share ($6.18) and the denominator being the IPO price (“IPO Stock Redemption Payment”). Under the second option, holders may elect to receive a number of shares of Common Stock equal to two times the IPO Stock Redemption Payment. If the closing of the IPO occurs before September 23, 2010 and the IPO is a QPO, holders may elect to receive shares of either Class A or Class B Common Stock. For any other type of IPO, holders will receive Class A Common Stock.

Repurchase of Series A convertible Preferred Stock

The Company has a right of first refusal in the event that the holders of Series A convertible Preferred Stock attempt to sell their shares.

On August 11, 2008, the Company exercised its right of first refusal and repurchased approximately 3.3 million shares of its Series A convertible Preferred Stock for $15.0 million, or $4.60 per share. The $15.0 million was paid in cash and the excess cost of the Series A convertible Preferred Stock over its par value was charged to retained earnings, as there was no additional paid-in capital pool associated with the original issuance.

Note 13. Stock-based compensation

There was no stock-based compensation expense recognized during December 31, 2006 and 2007. Stock-based compensation expense of $2.4 million and $1.9 million was recognized during the year ended December 31, 2008 and six months ended June 30, 2009, respectively, classified within selling, general and administrative expenses in the Company’s consolidated statements of income. There was no income tax benefit recognized in the consolidated statements of income for stock-based compensation arrangements for all periods presented.

2005 Incentive Award Plan

On September 22, 2005, the Board approved the Company’s 2005 Equity Incentive Plan, which was amended in January 2008 (the “Incentive Award Plan”). Under the Incentive Award Plan, the Company may grant equity incentive awards to employees, directors and consultants based on the Company’s Class A Common Stock. A committee of the Board of Directors of the Company determines the eligibility, types of equity awards, vesting schedules and exercise prices for equity awards granted. Subject to certain adjustments in the event of a change in capitalization or similar transaction, the Company may issue a maximum of 14,200,000 shares of its Class A Common Stock under the Incentive Award Plan. The Company issues new shares of Class A Common Stock from its authorized share pool to settle stock-based compensation awards. The exercise price of options granted under the plan shall not be less than the fair market value of the Company’s Class A Common Stock as of the date of grant. Options are typically exercisable for a period of ten years after the date of grant, except when granted to a holder who, at the time the option is granted, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any subsidiaries, in which case, the term of the option shall be no more than 5 years from the date of grant. Unless terminated earlier, the Incentive Award Plan will expire in September 2015.

During February 2008, the Company granted options under the Incentive Award Plan to purchase approximately 3.6 million shares of Class A Common Stock with an original exercise price of $7.45 per share (the “February 2008 Grant”). Approximately 1/7th of the entire award vested on January 1, 2009, and 1/84th will vest each month thereafter until the entire award is fully vested on January 1, 2015. During October and November 2008, the Company granted a total of 2.4 million options under the Incentive Award Plan with an original exercise price of $5.16 per share. Approximately twenty-five percent of the entire award vests on October 3, 2009, and 1/48th will vest each month thereafter until the entire award is fully vested on October 3, 2012.

Other plans

In May 2008, the Board approved the Company’s 2008 Long Term Incentive Plan which provides cash retention bonuses to eligible employees based upon the fair market value of the Company’s Class A Common Stock. There have been no awards issued under this plan to date.

In connection with the corporate reorganization in 2005, existing option holders of Magnell Associate, Inc. agreed to convert all outstanding options into options to purchase 26,798 shares of Newegg Class A Common Stock with an average exercise price of $3.05 per share. As of June 30, 2009, 20,297 of these options remain outstanding, but all of them will expire on December 31, 2009.

Stock option valuation assumptions

The fair value of each option award granted is estimated using the Black-Scholes-Merton option pricing model on the date of grant. This model requires the input of highly complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the expected life of the awards and actual and projected employee stock option exercise behavior with the following assumptions:

For the year ended December 31, 2008
Risk-free interest rate	3.04% – 3.09%
Expected stock price volatility	50%
Forfeiture rate	10%
Expected term (in years)	6.8
Dividend yield	—
Weighted average grant date fair value	$2.67

The risk-free interest rate is based on the currently available rate on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the option converted into a continuously compounded rate. The expected volatility of stock options is based on an average of expected option terms disclosed by a peer group of publicly traded companies comparable to the Company. In evaluating comparability, the Company considered factors such as industry, stage of life cycle and size. The Company uses historical data to estimate employee termination. The expected term assumption used by the Company reflects the application of the simplified method set out in SEC Staff Accounting Bulletin No. 107, “Shared-Based Payment.” The simplified method defines the expected term of an option as the average of the contractual term of the options and the weighted average vesting period for all option traunches. The dividend yield reflects the fact that the Company has never declared or paid any cash dividends and does not currently anticipate paying cash dividends in the future.

Stock option activity

The per share fair value of the options vested at December 31, 2006, 2007 and 2008 and June 30, 2009 is $4.23, $7.45, $5.16 and $5.18, respectively.

The following table includes the activity for all stock options granted:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Life Remaining (in Years)	Aggregate Intrinsic Value (in thousands)
Outstanding and exercisable at December 31, 2005	26,798	$3.05	4.0	$7
Granted	—	—	—
Exercised	(2,563)	(3.20)	—
Cancelled	(1,125)	(3.20)	—

Outstanding and exercisable at December 31, 2006	23,110	3.03	3.0	$28
Granted	—	—	—
Exercised	(2,813)	(3.20)	—
Cancelled	—	—	—

Outstanding and exercisable at December 31, 2007	20,297	3.00	2.0	$90
Granted	5,974,478	5.16	9.4
Exercised	—	—	—
Cancelled	—	—	—

Outstanding at December 31, 2008	5,994,775	5.15	9.4	$59
Exercisable at December 31, 2008	70,297	4.54	7.2	$44
Granted	—	—	—
Exercised	—	—	—
Cancelled	(220,019)	5.16	—

Total outstanding options at June 30, 2009	5,774,756	$5.15	8.8	$58

Vested and expected to vest at June 30, 2009	5,197,280	$5.15	8.8	$52

Exercisable at June 30, 2009	682,912	$5.11	8.4	$34

The following table summarizes the Company’s options outstanding and exercisable under the Incentive Award Plan at June 30, 2009:

	Options Outstanding			Options Exercisable
Exercise Prices	Number of Shares	Remaining Contractual Life* (in years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 2.88 – 3.20	20,297	0.5	$3.00	20,297	$3.00
5.16	5,754,459	8.9	5.16	662,615	5.16

$ 2.88 – 5.16	5,774,756	8.8	$5.15	682,912	$5.11

*	Represents the weighted average remaining contractual lives of the options outstanding.

As of December 31, 2008 and June 30, 2009, there were $14.8 million and $13.3 million of unrecognized compensation costs related to non-vested options. These costs are expected to be recognized over a weighted-average period of 5.8 years.

Award modification

In October 2008, the Company modified the February 2008 Grant by reducing the exercise price from $7.45 per share to $5.16 per share. No other terms of the awards were modified. Stock-based compensation related to the modification was estimated on the date of modification based upon the increase in fair value of the underlying awards from their original grant date, as calculated using the Black-Scholes-Merton option pricing model. The total incremental stock-based compensation recorded as a result of the modification was $47,000 and $85,000 for the year ended December 31, 2008 and six months ended June 30, 2009.

Issuance of 2008 bonus shares to CEO

In March 2009, the Company issued 107,019 shares of Class A Common Stock with a fair market value of $0.6 million to its CEO to settle an incentive award bonus earned by him for 2008 performance earned in 2008. The fair market value of the Company’s Class A Common Stock on the date of grant was $5.18. In connection with this grant, the Company recognized $0.6 million in stock-based compensation expense in the consolidated statement of operations for the year ended December 31, 2008.

Common Stock valuations

The following table summarizes our stock option and stock grants to our employees and a non-employee member of our Board of Directors since 2006:

Date of Issuance	Number of Shares Granted	Number of Shares Subject to Options Granted	Exercise Price Per Share	Estimated Fair Value of Common Stock Per Share	Intrinsic Value Per Share
February 2008	—	3,555,878	$7.45	$7.45	$0
October 2008	—	2,418,200	5.16	5.16	0
November 2008	—	400	5.16	5.16	0
March 2009	107,019	—	—	5.18	5.18

The exercise prices of stock options granted were determined contemporaneously by the Company’s Board of Directors based on the estimated fair market value of the underlying Class A Common Stock. The Class A Common Stock valuations were based on a combination of the income approach and two market approaches, which were used to estimate the total enterprise value of the Company. The income approach quantifies the present value of the future cash flows that management expects to achieve from continuing operations. These future cash flows are discounted to their present values using a rate corresponding to the Company’s estimated weighted average cost of capital. The Company’s weighted average cost of capital is calculated by weighting the required return on interest-bearing debt and common equity capital in proportion to their estimated percentages in the Company’s capital structure. The market approach considers multiples of financial metrics based on acquisition values or quoted trading prices of comparable public companies. An implied multiple of key financial metrics based on the trading and transaction values of publicly traded peers is applied to the Company’s similar metrics in order to derive an indication of value. A marketability discount is then applied to reflect the fact that the Company’s Class A Common Stock is not traded on a public exchange. The amount of the discount varies based on management’s expectation of effecting a public offering of the Company’s Class A Common Stock within the ensuing twelve months. The enterprise value indications from the income approach and market approaches were used to estimate the fair market value of the Company’s Class A Common Stock in the context of the Company’s capital structure as of each valuation date. Each valuation was based on certain estimates and assumptions. If different estimates and assumptions had been used, these valuations could have been different.

Note 14. Commitments and contingencies

From time to time, the Company is a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. The Company applies SFAS No. 5, “Accounting for Contingencies,” to determine when and how much to accrue for and disclose related to legal and other contingencies. Accordingly, the Company discloses contingencies deemed to be reasonably possible and accrues loss contingencies when, in consultation with legal advisors, it is concluded that a loss is probable and reasonably estimable. Although the ultimate aggregate amount of monetary liability or financial impact with respect to these matters is subject to many uncertainties and is therefore not predictable with assurance, management believes that any monetary liability or financial impact to the Company from these matters, individually and in the aggregate, beyond that provided at June 30, 2009, would not be material to the Company’s financial position, results of operations or cash flows. However, there can be no assurance with respect to such result, and monetary liability or financial impact to the Company from legal proceedings, lawsuits and other claims could differ materially from those projected.

Legal proceedings

The Company applies SFAS No. 5, “Accounting for Contingencies,” to determine when and how much to accrue for and disclose related to legal and other contingencies.

On November 5, 2007, Soverain Software LLC, or Soverain, filed a patent infringement lawsuit against the Company in the United States District Court for the Eastern District of Texas, seeking among other things, a judgment that the Company has infringed certain patents held by Soverain, an injunctive order against the alleged infringing activities and an award for damages. If an injunction is granted, it could force the Company to stop or alter certain aspects of its business activities, such as aspects of its shopping cart and session ID. This case is scheduled for a jury trial in Tyler, Texas, in February 2010. Although the Company has and continues to deny Soverain’s allegations and defend against their claims vigorously, and the Company believes that it has substantial and meritorious defenses, neither the outcome of the litigation, nor the amount and range of potential damages or exposure associated with the litigation, can be assessed with certainty.

In addition to the Soverain lawsuit, from time to time, the Company may become involved in legal proceedings arising in the ordinary course of business. The Company is not presently involved in any legal proceeding in which the outcome, if determined adversely to the Company, would be expected to have a material adverse effect on its business, operating results or financial condition. However, there can be no assurance with respect to such outcomes, and monetary liability or financial impact to the Company from legal proceedings, lawsuits and other claims could differ materially from those expected.

Note 15. Employee benefit plan

The Company maintains a 401(k) defined contribution plan for the benefit of its eligible employees. All full-time domestic employees who have completed at least six months of service and are at least 21 years of age are eligible to participate in the plan. Eligible employees may elect to contribute up to 100% of their eligible compensation. The Company’s matching contributions are made at the discretion of the Company’s Board of Directors. In addition, the Company may make a profit sharing contribution at the sole discretion of the Board of Directors. Total contributions by the Company for the years ended December 31, 2006, 2007 and 2008 were $0.7 million, $0.8 million and $1.0 million, respectively. For the six months ended June 30, 2009, total contributions were $0.5 million. Contributions made by the Company are immediately 100% vested.

Note 16. Supplemental cash flow information (in thousands)

	Year Ended December 31,			Six Months Ended June 30
	2006	2007	2008	2008	2009
Non-cash operating activities:
Adjustment to retained earnings upon adoption of FIN 48 (Note 10)	$—	$278	$—	$—	$—

Non-cash investing activities:
Property and equipment acquired pursuant to capital leases	$778	$4,780	$—	$—	$—
Property and equipment acquired pursuant to other financing arrangements	$1,387	$435	$—	$—	$—

Non-cash financing activities:
Redeemable convertible preferred stock accretion	$5,185	$6,138	$7,304	$3,494	$4,166

Note 17. Segment and geographical information

The Company is domiciled in the United States and has international operations in Canada and China. The Company operates in one industry—online retail sales for information technology and consumer electronics products. Reportable segments have been identified based on how management makes operating decisions, assesses performance and allocates resources. For reporting purposes, the Company has combined the United States and Canada operating segments into one reportable segment, North America, as the businesses exhibit similar economic characteristics, product types, methods of distribution and classes of customer. Accordingly, the Company has two reportable segments: North America and China, as defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” The chief executive officer acts as the chief operating decision maker on behalf of both segments.

Segment information about profit and loss

Information regarding the Company’s operations by reportable segment is presented below (in thousands):

	Years ended December 31,			Six months ended June 30,
	2006	2007	2008	2008	2009
				(Unaudited)	(Unaudited)
Segment revenues
North America	$1,459,731	$1,849,860	$2,077,415	$1,017,040	$1,051,124
China—external revenue	8,414	13,356	31,284	12,700	54,350
China—inter-segment revenue	8,252	11,626	15,368	7,532	8,110

Total reportable segment revenue	1,476,397	1,874,842	2,124,067	1,037,272	1,113,584
Less: Inter-segment revenue	(8,252)	(11,626)	(15,368)	(7,532)	(8,110)

Consolidated net sales	$1,468,145	$1,863,216	$2,108,699	$1,029,740	$1,105,474

Income (loss) from operations is the Company’s primary measure of segment profit (loss). Information regarding the Company’s income (loss) from operations is presented below (in thousands):

	Years ended December 31,			Six months ended June 30,
	2006	2007	2008	2008	2009
				(Unaudited)	(Unaudited)
Income (loss) from operations
North America	$20,356	$29,943	$53,512	$22,990	$31,897
China	466	(136)	(2,113)	(654)	(4,209)

Consolidated income from operations	$20,822	$29,807	$51,399	$22,336	$27,688

Geographic data

Data for the geographic regions in which the Company operates is presented below for the periods presented in the consolidated statements of income and the consolidated balance sheets (in thousands):

	As of December 31,		As of June 30, 2009
	2007	2008
			(Unaudited)
Long-lived assets
North America	$35,098	$31,555	$28,928
China	13,675	14,508	14,509

Total reportable segment long lived assets	$48,773	$46,063	$43,437

	Years ended December 31,			Six months ended June 30,
	2006	2007	2008	2008	2009
				(Unaudited)	(Unaudited)
Depreciation
North America	$4,951	$6,823	$9,128	$4,471	$4,394
China	1,007	1,133	1,906	867	1,083

Total reportable segment depreciation	$5,958	$7,956	$11,034	$5,338	$5,477

	Years ended December 31,			Six months ended June 30,
	2006	2007	2008	2008	2009
				(Unaudited)	(Unaudited)
Purchases of property and equipment
North America	$7,527	$12,319	$6,266	$2,989	$1,608
China	316	3,615	5,829	1,246	1,221

Total reportable segment purchases of property and equipment	$7,843	$15,934	$12,095	$4,235	$2,829

Product categories

Revenues for the Company’s product categories are presented below for the periods presented in the consolidated statements of income (in thousands):

	Years ended December 31,			Six months ended June 30,
	2006	2007	2008	2008	2009
				(Unaudited)	(Unaudited)
Revenues by product category
Information technology	$1,260,844	$1,597,309	$1,763,759	$878,043	$913,470
Consumer electronics	127,961	180,065	242,208	101,011	143,134
Freight and other (1)	79,340	85,842	102,732	50,686	48,870

Total product category revenues	$1,468,145	$1,863,216	$2,108,699	$1,029,740	$1,105,474

(1)	The other revenue category represents non-core offerings and is immaterial for the years ended December 31, 2006, 2007 and 2008 and the six months ended June 30, 2008 and 2009.

Note 18. Subsequent events

Repayment of loans receivable from stockholder

The $0.9 million of loans receivable from stockholder discussed in Note 4—“Related party transactions” was repaid to the Company in September 2009.

Grant of options to employees

As part of the Company’s annual grant of options, in September and October 2009, the Company granted options to purchase 1.8 million shares of our Class A Common Stock under the Incentive Award Plan with an original exercise price of $8.27 per share.

Management evaluation of subsequent events

The Company has performed an evaluation of subsequent events through November 6, 2009, which is the date the consolidated financial statements were issued.

SCHEDULE II—CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

	Balance at Beginning of Year	Charged to Expense	Deductions	Balance at End of Year
Allowance for doubtful accounts:
Year ended December 31, 2006	$1,490	1,289	635	$2,144
Year ended December 31, 2007	$2,144	2,656	3,070	$1,730
Year ended December 31, 2008	$1,730	640	1,216	$1,154
Six months ended June 30, 2009	$1,154	555	301	$1,408

Allowance for obsolete, slow-moving and refurbished inventory:
Year ended December 31, 2006	$1,461	5,531	3,299	$3,693
Year ended December 31, 2007	$3,693	396	2,383	$1,706
Year ended December 31, 2008	$1,706	3,894	3,499	$2,101
Six months ended June 30, 2009	$2,101	1,335	1,450	$1,986

Valuation allowance for deferred tax assets:
Year ended December 31, 2006	$370	73	—	$443
Year ended December 31, 2007	$443	—	236	$207
Year ended December 31, 2008	$207	570	—	$777
Six months ended June 30, 2009	$777	—	—	$777

Sales return allowance:
Year ended December 31, 2006	$219	139	80	$278
Year ended December 31, 2007	$278	159	73	$364
Year ended December 31, 2008	$364	148	200	$312
Six months ended June 30, 2009	$312	18	65	$265

[Inside Back Cover]

[To Come]

             shares

Class A Common Stock

J.P. Morgan	BofA Merrill Lynch	Citi

William Blair & Company		Cowen and Company

ThinkEquity LLC	Needham & Company, LLC	Raymond James

                    , 2009

Until                     , 2010, all dealers that buy, sell or trade in our Class A Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table shows the expenses to be incurred in connection with the offering described in this registration statement, all of which will be paid by the registrant. All amounts are estimates, other than the SEC registration fee, the FINRA filing fee and the New York Stock Exchange listing fee.

SEC registration fee	$9,765
FINRA filing fee	18,000
New York Stock Exchange Listing fee	*
Accounting fees and expenses	*
Legal fees and expenses	*
Printing and engraving expenses	*
Transfer agent’s fees	*
Blue sky fees and expenses	*
Miscellaneous	*

Total	*

*	To be completed by amendment

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The registrant’s certificate of incorporation, as amended, and the registrant’s bylaws, as amended, will provide that the registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary under Delaware General Corporation Law. In addition, the registrant has entered into separate indemnification agreements under Delaware General Corporation Law with its directors and executive officers which require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from acts or omissions not in good faith or from willful misconduct). These indemnification provisions may be sufficiently broad to permit indemnification of the registrant’s executive officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

Upon closing of this offering, we will enter into indemnification agreements with our directors and officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The Investor Rights Agreement filed as Exhibit 10.1 to this Registration Statement provides for indemnification of certain selling stockholders of the registrant and its executive officers and directors for certain liabilities, including liabilities arising under the Securities Act.

The underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the registrant and its executive officers and directors for certain liabilities, including liabilities arising under the Securities Act, or otherwise.

Item 15.	Recent Sales of Unregistered Securities.

During the last three years, Newegg Inc. made the following sales of unregistered securities:

1.	On February 4, 2008, we granted a stock option to purchase 3,555,878 shares of our Class A Common Stock at an exercise price of $7.45 per share to our Chief Executive Officer and Chairman of our Board under our Incentive Award Plan. The exercise price of this stock option was modified on October 3, 2008 from $7.45 to $5.16 per share.

2.	On October 3, 2008, we granted stock options to purchase an aggregate of 2,418,200 shares of our Class A Common Stock at an exercise price of $5.16 per share to a total of 277 of our employees and directors under our Incentive Award Plan.

3.	On November 17, 2008, we granted a stock option to purchase 400 shares of our Class A Common Stock at an exercise price of $5.16 per share to one of our employees under our Incentive Award Plan.

4.	On March 4, 2009, we granted 107,019 shares of our Class A Common Stock to our Chief Executive Officer and Chairman of our Board under our Incentive Award Plan.

5.	On September 27, 2009, we granted stock options to purchase an aggregate of 1,746,352 shares of our Class A Common Stock at an exercise price of $8.27 per share to a total of 1,488 of our employees and directors under our Incentive Award Plan.

6.	On October 19, 2009, we granted stock options to purchase an aggregate of 6,100 shares of our Class A Common Stock at an exercise price of $8.27 per share to a total of 4 of our employees under our Incentive Award Plan.

7.	On October 27, 2009, we granted stock options to purchase an aggregate of 25,000 shares of our Class A Common Stock at an exercise price of $8.27 per share to one member of our Board under our Incentive Award Plan.

Each of the sales of securities above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D or Regulation S promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.	Description of Document
1.1 *	Form of Underwriting Agreement

3.1A **	Amended and Restated Certificate of Incorporation of Newegg Inc., currently in effect, dated September 22, 2005

3.1B **	Amendment to Amended and Restated Certificate of Incorporation of Newegg Inc., currently in effect, dated September 27, 2005

3.1C **	Amendment to Amended and Restated Certificate of Incorporation of Newegg Inc., currently in effect, dated December 21, 2005

3.1D *	Form of Amended and Restated Certificate of Incorporation of Newegg Inc., to be in effect after the completion of the offering made pursuant to this Registration Statement

3.2A **	Bylaws of Newegg Inc., currently in effect, dated June 21 ,2005

3.2B *	Form of Amended and Restated Bylaws of Newegg Inc., to be in effect after the completion of the offering made pursuant to this Registration Statement

Exhibit No.	Description of Document

4.1 *	Form of Newegg Inc.’s Class A Common Stock Certificate
5.1 *	Form of Opinion of Latham & Watkins LLP

10.1 **	Investors’ Rights Agreement, by and among Newegg Inc., each of the Investors, each of the Key Holders and any Additional Purchaser (each as defined therein), dated September 27, 2005

10.2 **	Amendment to Investors’ Rights Agreement, by and among Newegg Inc., each of the Investors and each of the Key Holders (each as defined therein), dated December 22, 2005

10.3 †**	Newegg Inc. Amended and Restated 2005 Incentive Award Plan

10.4 †**	Form of Stock Option Agreement for U.S. Employees

10.5 †**	Form of Stock Option Agreement for China Employees

10.6 †**	Form of Stock Option Agreement for Taiwan Employees

10.7 †**	Employment Agreement, by and between Newegg Inc. and Tally Liu, effective as of August 1, 2008

10.8 †**	Amendment to Employment Agreement, by and between Newegg Inc. and Tally Liu, dated March 4, 2009

10.9 †**	Amendment No. 2 to Employment Agreement, by and between Newegg Inc. and Tally Liu, dated April 28, 2009

10.10 †**	Amendment No. 3 to Employment Agreement, by and between Newegg Inc. and Tally Liu, dated August 5, 2009

10.11 †**	Employment Letter, by and between ABS Computer Technologies, Inc. and Lee Cheng dated September 1, 2005

10.12 †**	Employment Letter Agreement, by and between Magnell Associate, Inc. and Michael Amkreutz, dated August 20, 2007

10.13 †**	Employment Letter Agreement, by and between Newegg Inc. and Richard A. Quiroga, dated November 3, 2006

10.14 †**	Employment Letter Agreement, by and between ABS Computer Technologies, Inc. and Shih-Chi (SC) Lee, dated August 11, 2005

10.15**	Investment Agreement, by and between Shanghai Jiading Investment Management Committee and Newegg International Investment Company, dated April 17, 2007

10.16**	Grant of Land Use Rights for State-Owned Construction Land in Shanghai, dated June 6, 2008

10.17 †	Form of Indemnification Agreement for Directors and Officers

10.18 *	Letter Agreement regarding Priority of Indemnification Obligations, dated , 2009

10.19	Call Option Agreement, by and among Newegg Inc., Tekhill Information Technologies (Shanghai) Inc., and the stockholders thereof, dated November 2006

10.20	Equity Pledge Agreement, by and between Tekhill Information Technologies (Shanghai) Inc. and the stockholders thereof, dated November 2006

10.21**	Form of Equity Transfer Agreement, by and between Tekhill Information Technologies (Shanghai) Inc. and each stockholder thereof, dated November 2006

10.22**	Exclusive Technical Service Agreement, by and between Tekhill Information Technologies (Shanghai) Inc. and Newegg E-Business Co., Ltd., dated November 2006

10.23	Letter of Undertaking, by and between Tekhill Information Technologies (Shanghai) Inc. and the stockholders thereof, dated November 2006

10.24	Form of Power of Attorney, by and between Tekhill Information Technologies (Shanghai) Inc. and each stockholder thereof, dated November 2006

Exhibit No.	Description of Document
10.25**	Form of Power of Attorney and Proxy, by and between Tekhill Information Technologies (Shanghai) Inc. and each stockholder thereof, dated November 2006

10.26	Proxy Agreement, by and between Tekhill Information Technologies (Shanghai) Inc. and the stockholders thereof, dated November 2006

21.1	List of Subsidiaries

23.1*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

24.1**	Power of Attorney (from Tally Liu, Richard Quiroga, Fred Chang, Shih-Chi Lee and Deven Parekh)

24.2	Power of Attorney (from Michael Potter—See page II-6 of this Registration Statement)

*	To be filed by amendment
**	Previously filed
†	Management contract or compensatory plan or arrangement

(b) Financial Statement Schedules

Refer to financial statement schedule provided on F-37. All other schedules have been omitted because they are not applicable or have been provided in the prospectus.

Item 17.	Undertakings.

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Newport Beach, state of California, on November 6, 2009.

NEWEGG INC.

By:	/S/ SHIH-CHI LEE
Name:	Shih-Chi Lee
Title:	Executive Vice President

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

* Tally Liu	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	November 6, 2009

* Richard Quiroga	Vice President of Finance (Principal Financial and Accounting Officer)	November 6, 2009

* Fred Chang	Vice Chairman of the Board of Directors and President of Newegg China	November 6, 2009

/S/ SHIH-CHI LEE Shih-Chi Lee	Executive Vice President and Director	November 6, 2009

* Deven Parekh	Director	November 6, 2009

*By:	/S/ SHIH-CHI LEE
Name:	Shih-Chi Lee
Title:	Attorney-in-Fact

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Shih-Chi Lee and Richard Quiroga, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement (and any registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, for the offering which this registration statement relates) and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ MICHAEL POTTER	Director	November 6, 2009
Michael Potter

INDEX TO EXHIBITS

Exhibit No.	Description of Document
1.1 *	Form of Underwriting Agreement

3.1A**	Amended and Restated Certificate of Incorporation of Newegg Inc., currently in effect, dated September 22, 2005

3.1B**	Amendment to Amended and Restated Certificate of Incorporation of Newegg Inc., currently in effect, dated September 27, 2005

3.1C**	Amendment to Amended and Restated Certificate of Incorporation of Newegg Inc., currently in effect, dated December 21, 2005

3.1D *	Form of Amended and Restated Certificate of Incorporation of Newegg Inc., to be in effect after the completion of the offering made pursuant to this Registration Statement

3.2A**	Bylaws of Newegg Inc., currently in effect, dated June 21, 2005

3.2B *	Form of Amended and Restated Bylaws of Newegg Inc., to be in effect after the completion of the offering made pursuant to this Registration Statement

4.1 *	Form of Newegg Inc.’s Class A Common Stock Certificate

5.1 *	Form of Opinion of Latham & Watkins LLP

10.1**	Investors’ Rights Agreement, by and among Newegg Inc., each of the Investors, each of the Key Holders and any Additional Purchaser (each as defined therein), dated September 27, 2005

10.2**	Amendment to Investors’ Rights Agreement, by and among Newegg Inc., each of the Investors and each of the Key Holders (each as defined therein), dated December 22, 2005

10.3 †**	Newegg Inc. Amended and Restated 2005 Incentive Award Plan

10.4 †**	Form of Stock Option Agreement for U.S. Employees

10.5 †**	Form of Stock Option Agreement for China Employees

10.6 †**	Form of Stock Option Agreement for Taiwan Employees

10.7 †**	Employment Agreement, by and between Newegg Inc. and Tally Liu, effective as of August 1, 2008

10.8 †**	Amendment to Employment Agreement, by and between Newegg Inc. and Tally Liu, dated March 4, 2009

10.9 †**	Amendment No. 2 to Employment Agreement, by and between Newegg Inc. and Tally Liu, dated April 28, 2009

10.10 †**	Amendment No. 3 to Employment Agreement, by and between Newegg Inc. and Tally Liu, dated August 5, 2009

10.11 †**	Employment Letter, by and between ABS Computer Technologies, Inc. and Lee Cheng dated September 1, 2005

10.12 †**	Employment Letter Agreement, by and between Magnell Associate, Inc. and Michael Amkreutz, dated August 20, 2007

10.13 †**	Employment Letter Agreement, by and between Newegg Inc. and Richard A. Quiroga, dated November 3, 2006

10.14 †**	Employment Letter Agreement, by and between ABS Computer Technologies, Inc. and Shih-Chi (SC) Lee, dated August 11, 2005

10.15**	Investment Agreement, by and between Shanghai Jiading Investment Management Committee and Newegg International Investment Company, dated April 17, 2007

10.16**	Grant of Land Use Rights for State-Owned Construction Land in Shanghai, dated June 6, 2008

10.17 †	Form of Indemnification Agreement for Directors and Officers

10.18 *	Letter Agreement regarding Priority of Indemnification Obligations, dated , 2009

Exhibit No.	Description of Document
10.19	Call Option Agreement, by and among Newegg Inc., Tekhill Information Technologies (Shanghai) Inc. and the stockholders thereof, dated November 2006

10.20	Equity Pledge Agreement, by and between Tekhill Information Technologies (Shanghai) Inc. and the stockholders thereof, dated November 2006

10.21**	Form of Equity Transfer Agreement, by and between Tekhill Information Technologies (Shanghai) Inc. and each stockholder thereof, dated November 2006

10.22**	Exclusive Technical Service Agreement, by and between Tekhill Information Technologies (Shanghai) Inc. and Newegg E-Business Co., Ltd., dated November 2006

10.23	Letter of Undertaking, by and between Tekhill Information Technologies (Shanghai) Inc. and the stockholders thereof, dated November 2006

10.24	Form of Power of Attorney, by and between Tekhill Information Technologies (Shanghai) Inc. and each stockholder thereof, dated November 2006

10.25**	Form of Power of Attorney and Proxy, by and between Tekhill Information Technologies (Shanghai) Inc. and each stockholder thereof, dated November 2006

10.26	Proxy Agreement, by and between Tekhill Information Technologies (Shanghai) Inc. and the stockholders thereof, dated November 2006

21.1	List of Subsidiaries

23.1*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

24.1**	Power of Attorney (from Tally Liu, Richard Quiroga, Fred Chang, Shih-Chi Lee and Deven Parekh)

24.2	Power of Attorney (from Michael Potter—See page II-6 of this Registration Statement

*	To be filed by amendment
**	Previously filed
†	Management contract or compensatory plan or arrangement